As filed with the Securities and Exchange Commission on July 31, 2015

Registration No. 333-205242

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DIGICEL GROUP LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Bermuda	4812	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Digicel Group Limited

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

+1 (441) 500-0099

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Colm Delves Chief Executive Officer Digicel Group Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda +1 (441) 500-0099	National Corporate Research, Ltd. 10 East 40th Street, 10th Floor New York, New York 10016 (800) 221-0102

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Marc D. Jaffe Stelios G. Saffos Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Class A common shares, par value $0.01 per share	$200,000,000	$23,240(3)

(1)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 31, 2015

PROSPECTUS

Class A Common Shares

Digicel Group Limited

$             per share

This is the initial public offering of Digicel Group Limited. We are offering             of our Class A common shares. We have granted the underwriters an option to purchase up to             additional Class A common shares at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Upon consummation of this offering, we will have two classes of common shares, Class A common shares and Class B common shares. The rights of the holders of our Class A common shares and Class B common shares will generally be identical, except as to voting and conversion rights. Each Class A common share will be entitled to one vote. Each Class B common share will be entitled to ten votes and will be convertible at any time at the option of the holder into one Class A common share and will also convert upon transfer by a Class B holder (except in permitted transfers) and if the Class B common shares represent less than 10% of our total issued and outstanding common shares. See “Description of Share Capital.” Assuming no exercise of the underwriters’ option to purchase additional shares, the holders of our issued and outstanding Class B common shares, which include Denis O’Brien, our founder and Chairman of the Board of Directors, will hold approximately     % of the voting power of our issued and outstanding share capital following this offering.

We currently expect the initial public offering price to be between $         and $         per share. We have applied to have the Class A common shares listed on the New York Stock Exchange under the symbol “DCEL.”

Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Digicel (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting”.

The underwriters expect to deliver the Class A common shares to purchasers on or about                     , 2015.

J.P. Morgan	UBS Investment Bank	Citigroup

Barclays	Credit Suisse

                    , 2015

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell the Class A common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

i

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Digicel,” “DGL” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Digicel Group Limited and its subsidiaries.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority (“BMA”) for the issue and transfer of our shares to and between residents and non-residents of Bermuda for exchange control purposes provided shares of the Company remain listed on an appointed stock exchange, which includes the New York Stock Exchange (the “NYSE”). In granting such consent, the BMA does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and unless otherwise indicated, all financial data and discussions relating thereto in this prospectus are based upon financial statements prepared in accordance with IFRS, as issued by the IASB.

Non-IFRS financial measures

This prospectus contains non-IFRS financial measures, such as Adjusted EBITDA, Adjusted EBITDA margin, revenue on a Constant Exchange Rate (“CER”) basis, operating free cash flow and adjusted operating free cash flow, which are not recognized measures of financial performance or liquidity under IFRS, as issued by the IASB. We define Adjusted EBITDA for any period to be the sum of our consolidated net (loss)/profit, finance costs, net, share of losses of associates, impairments of investment in and loan to associates and other investments, taxation expense, compensation expenses relating to and costs of the voluntary separation program, foreign exchange (gain)/loss, share options and employee profit sharing schemes, (gain)/loss on disposal of assets, impairment of property, plant and equipment and depreciation and amortization. See “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of Adjusted EBITDA to net profit/(loss). We analyze revenue in currencies other than the U.S. dollar which is our reporting currency, on a CER basis, so that revenue growth can be considered excluding movements in foreign exchange rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Exchange Rate Risk”. Revenue on a CER basis is calculated by converting revenue in local currency for the relevant period using the prior period’s average foreign exchange rates and comparing to the prior period’s revenue. We define operating free cash flow as Adjusted EBITDA less purchases of property, plant and equipment, and adjusted operating free cash flow as operating free cash flow excluding capital expenditure relating to rollouts of our fiber networks to businesses and homes, the upgrade of acquired cable networks, Myanmar and building infrastructure, including our investment in a hotel in Haiti and the development of our Jamaican and Haitian headquarters. See “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of operating free cash flow and adjusted operating free cash flow to net profit/(loss) and cash flow from operating activities.

The non-IFRS financial measures presented are not measures of financial performance under IFRS, as issued by the IASB, but measures used by management to monitor the underlying performance of our business and operations and, accordingly, they have not been audited or reviewed. Further, they may not be indicative of our historical operating results, nor are such measures meant to be predictive of our future results. These non-IFRS measures are presented in this prospectus because management considers them important supplemental measures of our performance and believes that they and similar measures are widely used in the industry in which we operate as a means of evaluating a company’s operating performance and liquidity.

However, not all companies calculate non-IFRS financial measures in the same manner or on a consistent basis. As a result, these measures may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS financial measures contained in this prospectus and they should not be considered as a substitute for operating profit, profit for the year, cash flow or other financial measures computed in accordance with IFRS, as issued by the IASB.

Rounding and negative amounts

Certain figures in this prospectus, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

Currency

In this prospectus, references to “U.S. dollars,” “dollars” or “$” are to U.S. dollars, references to “J$” or “Jamaican dollar” are to the Jamaican dollar, references to “kina” or “PGK” are to the Papua New Guinean kina, references to “TT$” or “Trinidad and Tobago dollar” are to the Trinidad and Tobago dollar and references to “euro” or “€” are to the euro.

INDUSTRY AND MARKET DATA

This prospectus contains historical economic and industry data, and forecasts of such data. This information has been obtained from industry publications, market research and other independent third-party sources. Industry publications generally state that the historical information they provide has been obtained from sources and through methods believed to be reliable, but that they do not guarantee the accuracy and completeness of this information. Similarly, market research, while believed to be reliable, has not been independently verified by the Company. Market and industry statistics are inherently predictive and subject to uncertainty and are not necessarily reflective of actual market or industry conditions. Such statistics are based on market research which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market.

This prospectus also contains information about the markets in which the Company operates and its competitive position within those markets, including market size information. The Company is not aware of any exhaustive industry or market reports that cover or address the market for its services and products, partially reflecting the unique nature of the markets in which the Company operates. In assembling the data relating to its markets, the Company has relied on information about the Company and its competitors’ financial performance and information obtained in connection with public tender processes in which the Company has participated. The Company’s management believes that the market share information contained in this prospectus, which is largely from internal sources, provides fair and adequate estimates of the size of the markets the Company operates in and fairly reflects the Company’s competitive position within that market. However, this information has not been certified by independent experts, and the Company cannot guarantee that a third-party using different methods to assemble, analyze or compile market data would obtain or generate the same results. As a result, potential investors should be aware that the economic and industry data and forecasts and estimates of market data included in this prospectus may not be reliable indicators of the Company’s future results.

Population information, gross domestic product (“GDP”) and GDP per capita of a country or market where we have operations have been based on the online version of the CIA World Factbook (“World Factbook”), World Factbook, the United Nations Statistical Database, the French National Institute for Statistics and Economic Studies, the Dutch Central Agency for Statistics, Rijksdienst Caribisch Nederland, the International Telecommunications Union, GSMA Intelligence (a database of mobile operator data operated by the Groupe Speciale Mobile Association), the Economist Intelligence Unit, IHS Global Insight and the World Bank.

Mobile market share refers to a share of all mobile subscribers in a particular market. Penetration rates for particular services are derived from third party sources.

In this prospectus, references to “Cable TV” include our cable TV services, Digital Terrestrial Television (“DTT”) and direct-to-home satellite (“DTH”) services in Papua New Guinea and Tonga, and also our forthcoming internet protocol television (“IPTV”) services in Jamaica, Trinidad and Barbados.

References to the Caribbean and Caribbean markets in this prospectus should be construed as including Digicel’s operations in the Caribbean, the region that consists of the Caribbean Sea, its islands, and the surrounding coasts, as well as Bermuda, El Salvador, Suriname, Guyana and French Guiana. References to the South Pacific and South Pacific markets in this prospectus should be construed as including Digicel’s operations in the South Pacific, the region that consists of the southern part of the Pacific Ocean, extending southward from the equator.

TRADEMARKS

We have proprietary rights to trademarks, service marks and trade names used in this prospectus which are important to our business. Solely for convenience, we have omitted the “®” and “™” designations for such trademarks, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective holder.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. You should read carefully this entire prospectus, including the “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and our financial statements and the related notes included elsewhere in this prospectus. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.”

Our Business

We are a leading provider of communications services in the Caribbean and South Pacific regions. We provide a comprehensive range of mobile communications, Business Solutions, Cable TV & Broadband and other related products and services to retail, corporate (including small and medium-sized enterprises) and government customers.

Digicel currently provides mobile communications services to 13.6 million subscribers in 31 markets with an aggregate population of approximately 32 million people. We offer HSPA+ or long-term evolution (“LTE”) mobile technology (which we refer to as “4G”) in 30 markets and we hold the number one mobile market position in 21 markets, with a mobile subscriber market share of more than 50% in 20 markets, as determined by internal Company data. Digicel launched mobile services in Jamaica, our first market, in 2001 and became the market leader there within 15 months of launch, based on a strategy that Digicel has since replicated successfully across many of its markets. Our mobile subscriber base has grown from 0.4 million as of March 31, 2002 to 13.6 million subscribers as of March 31, 2015, representing a compound annual growth rate, or CAGR, of 32.3%.

We have leveraged our market-leading positions, brand, people, networks and distribution channels to expand our service offering to include the provision of Business Solutions to corporate and government customers in the 31 markets in which we provide mobile communications services. More recently, we have expanded our service offering to provide Cable TV & Broadband services to residential customers in nine markets, and are in the process of rolling out Fiber to the Home, or FTTH, networks in Jamaica, Trinidad and Tobago and Barbados.

In the year ended March 31, 2015, Digicel generated total revenue of $2.8 billion, an operating profit of $707.8 million, a net loss of $157.6 million and Adjusted EBITDA of $1.2 billion, representing an Adjusted EBITDA margin of 42.3%. Digicel uses “operating free cash flow” and “adjusted operating free cash flow”, which are non-IFRS measures, to illustrate the underlying cash generation of its business and the calculation of these measures is set out in “Summary Consolidated Financial and Operational Information”. Digicel’s operating free cash flow was $548.5 million for the year ended March 31, 2015 and $737.7 million for the year ended March 31, 2014, which as a percentage of revenues was 19.6% for the year ended March 31, 2015 and 26.8% for the year ended March 31, 2014. Digicel’s adjusted operating free cash flow, which excludes certain non-recurring capital expenditures, was $814.1 million for the year ended March 31, 2015, and $804.1 million for the year ended March 31, 2014, and as a percentage of revenue was 29.1% and 29.2% for the years ended March 31, 2015 and 2014 respectively. On an IFRS basis as presented in our consolidated financial statements, our cash flow from operating activities was $433.4 million in 2015 and $448.4 million in 2014. As a percentage of revenue, our cash flow from operating activities was 15.5% for the year ended March 31, 2015 compared to 16.3% for the year ended March 31, 2014. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as financial measures and “—Summary Consolidated Financial and Operating Information” for a reconciliation of our net profit/(loss) to Adjusted EBITDA and our cash flow from operating activities and net profit/(loss) to operating free cash flow and adjusted operating free cash flow.

The illustration below summarizes the markets in which Digicel currently provides mobile communications services:

Digicel Group Limited’s Mobile Markets

TURKS & CAICOS
ISLANDS
BRITISH
VIRGIN ISLANDS
CAYMAN ISLANDS
PUERTO RICO
ANGUILLA
BERMUDA
BARBUDA
ST. MARTIN
HAITI
DOMINICAN
REPUBLIC
US VIRGIN ISLANDS
ANTIGUA
JAMAICA
ST. KITTS & NEVIS
MONSTERRAT
GUADELOUPE
CENTRAL AMERICA
CARIBBEAN SEA
DOMINICA
BELIZE
HONDURAS
MARTINIQUE
ARUBA
BONAIRE
ST. LUCIA
BARBADOS
GUATEMALA
EL SALVADOR
NICARAGUA
CURACAO
ST. VINCENT &
THE GRENADINES
GUYANA
GRENADA
FRENCH
GUIANA
PANAMA
COSTA RICA
TRINIDAD & TOBAGO
SURINAME

25 markets 10.8 million subscribers

INDONESIA
PAPUA NEW GUINEA
NAURU
SOUTH PACIFIC
SOLOMON ISLANDS
SAMOA
VANUATU
FIJI
AUSTRALIA
TONGA
NEW CALEDONIA

6 markets 2.8 million subscribers

Digicel’s Evolution

Digicel is in the process of evolving from a pure mobile telecommunications company into a leading total communications and entertainment provider, while remaining focused on improving its competitive position in each of its markets by providing customers with access to better mobile technology, more innovative products, a superior customer experience and better value compared to Digicel’s competitors. This evolution includes the expansion of its product offerings through developing its Business Solutions services and entering Cable TV & Broadband businesses, which have lower penetration rates than the Mobile business in Digicel’s markets. See “Business” for further discussions of our business. As described further below, as part of this strategy, Digicel has completed a number of acquisitions of Cable TV & Broadband and content businesses. Digicel is also implementing plans for the greenfield launch of new businesses in these sectors. Digicel intends to tailor its strategy to the potential and characteristics of each market and customer segment, and to continue to employ strict levels of financial discipline and control.

Digicel Ecosystem

Digicel’s customer centric approach aims at using its brand as well as its knowledge of its customers and markets to operate a service platform which Digicel refers to as the “Digicel Ecosystem”. The Digicel Ecosystem promotes customer retention and aims to drive revenue growth by capturing customers’ spending on communications and entertainment across all of Digicel’s businesses. It is a platform to which new products and services can be added. Importantly, Digicel has developed a strategy around proprietary content, which includes SportsMax, with exclusive sports content options tailored to individual markets, Loop, a local news and content app that is currently the most downloaded news app in the Caribbean with 450,000 mobile downloads as of June 9, 2015, and mobile financial services through Digicel Mobile Money, Boom and Bima, which provide mobile banking and micro insurance services in various markets.

Digicel believes that there are significant synergies from offering a combination of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. In particular, Digicel can leverage its existing brand, people, networks and distribution capabilities to initially support the development of each product line. In addition, Digicel’s FTTH and Fiber to the Business (“FTTB”), networks can be used to carry mobile data traffic, to support Digicel’s Business Solutions unit and to provide Cable TV & Broadband services.

The graphic below depicts certain elements of the Digicel Ecosystem.

Competitive Strengths

Digicel believes the following strengths have led to its success to date and will help it maintain its position as a leading provider of communications and entertainment services in its markets:

Digicel’s Leading Mobile Market Positions. Digicel has a mobile subscriber market share, as measured by its mobile subscribers as a percentage of the total mobile subscribers in the market, at or above 50% in 20 of the 31 markets in which Digicel provides mobile services (including a market share of 70% or more in Jamaica, Haiti and Papua New Guinea as at March 31, 2015) and Digicel is continuing to grow its market share in several markets. More than 50% of Digicel’s total mobile voice traffic across its markets, as measured by minutes, is on-net (calls among its subscribers). This is the most profitable type of mobile voice traffic for Digicel due to the fact that Digicel does not need to pay interconnect fees to third parties. Digicel’s leadership position in its markets minimizes the impact of mobile termination rate reductions. Digicel’s market position, distribution, customer knowledge and segmentation strategy allow it to launch plans, products and access customers with new products and services quickly.

Digicel’s Network. During the three years ended March 31, 2015, Digicel made a strategic decision to invest $1.5 billion in capital expenditure (including the purchase of intangible assets but excluding acquisitions of businesses), representing 42.8% of Adjusted EBITDA over that period, to create a superior network infrastructure that it believes will facilitate and provide it with the capacity for future growth across Mobile, Cable TV & Broadband and Business Solutions. With approximately 5,940 cell sites, Digicel currently provides mobile coverage in all population centers in its markets using either global system for mobile communications (“GSM”), general packet radio services (“GPRS”), Enhanced Data rates for Global Evolution (“EDGE”) or 4G coverage. Approximately 5,600 towers on which these cell sites are situated are owned by Digicel, which significantly reduces payments to third parties in respect of tower leases. The expansion of its 4G coverage is a critical component of Digicel’s strategy, as it believes population-wide mobile coverage through a high-quality network has always been a key differentiator in Digicel achieving leading market positions. Digicel provides 4G coverage in 30 of its 31 markets through HSPA+ or LTE. Digicel also has significant spectrum positions across all of its markets with over 3 billion MHz-pops (defined as the amount of spectrum in Mhz per geography multiplied by the population of the region). This has enabled Digicel to increase its mobile customer base and expand the availability of new data and value-added services (“VAS”), allowing for further expansion of these services. Digicel has sought to optimize its investment in Cable Broadband technology through fiber network rollouts in certain markets. Digicel has built FTTB networks in certain areas of Haiti, Jamaica, Trinidad and Tobago, Barbados and Papua New Guinea, which it expects to continue to extend, and it is in advanced stages of building FTTH networks in Jamaica, Trinidad and Tobago and Barbados. Digicel believes its fiber networks will support the provision of bandwidth intensive services and help ensure the future success of its business. In addition to its investment in capital expenditure, Digicel has also acquired Cable TV & Broadband companies in Anguilla, Nevis, Montserrat, Dominica, Turks and Caicos and Jamaica, two Cable TV services in Papua New Guinea and a subsea fiber network of 3,100 km connecting many of its Caribbean markets with each other and with the United States and entered into long-term Indefeasible Right of Use (“IRU”) agreements with third parties to secure additional subsea fiber capacity in both the Caribbean and South Pacific.

The graphic below depicts Digicel’s owned network and purchased capacity in the Caribbean as of the date of this prospectus.

The Digicel Brand. The Digicel brand is one of our most significant assets. We believe Digicel is known, among its subscribers, as a young, vibrant and fashionable company that has brought affordable, high-quality communications services to its markets, attracting a loyal clientele and serving areas and populations that have been historically underserved by its competitors. Through the use of extensive marketing tools, Digicel believes it has cultivated the image of an innovative service provider that successfully challenges incumbent providers and brings quality services, real choice and value to all market segments. Digicel has implemented a tailored, but consistent, marketing and branding strategy across its markets, while also applying a customized, grassroots marketing approach to individual communities within each market. Digicel believes its commitment to the communities in which it operates has resulted in a loyal clientele and that this commitment differentiates it from incumbent operators. In Jamaica, Haiti and Papua New Guinea, Digicel’s largest markets, Digicel is one of the most recognized consumer brands, with a top of mind rating of over 80% compared to 15% or less for its main competitor in each of those markets, and the strength of its brand positions it well to provide additional services to its customer base.

Digicel’s People. Digicel believes it has successfully developed a unique corporate culture based on entrepreneurship, customer focus and commitment to the communities it serves. Digicel has approximately 6,000 full time employees (predominantly non-unionized) across its geographies, with over 95% locally staffed. Digicel has a proven track record of success in emerging markets and has developed unparalleled experience in launching and building leadership positions in new markets, as well as successfully integrating acquisitions across its markets. Digicel has a strong, highly experienced and committed team in each of its markets, including expatriates with years of experience in the telecommunications industry and local professionals with deep knowledge of its markets. The executive management team is comprised of individuals with the depth and breadth of experience that Digicel believes is necessary to continue to expand its operations, build new networks, launch new products and integrate recent acquisitions as well as potential future acquisitions. Digicel continuously supplements its teams with the resources required to develop new growth areas, such as Cable TV & Broadband, Business Solutions and data monetization. In addition, Digicel’s Chairman, Denis O’Brien, and its Board of Directors have a proven track record in forming and successfully managing telecommunications companies in competitive markets around the world.

Digicel’s Diaspora Platform. In addition to providing its subscribers an ability to top-up their accounts in its markets, Digicel provides, through its Diaspora community initiatives, subscribers and their families the ability to purchase mobile top-up remotely for the use of its subscribers from targeted wire transfer locations in the United States, which has a large immigrant community of Jamaicans and Haitians, and the United Kingdom, which has a large immigrant community of Jamaicans. Digicel has also launched Diaspora in Canada, Australia and New Zealand. Digicel’s Diaspora business targets a population of approximately 10 million immigrants living in these countries and an estimated remittances market of approximately $9.0 billion. By marketing directly to this diaspora, Digicel can drive international calling and allow these communities to “gift” top-up to people in their markets. To develop our Diaspora product, we have established a Miami-based team and marketing presence in New York, Los Angeles, Canada and London. Digicel has created a modular system that allows for easy deployment in other geographies. Digicel estimates that its Diaspora business currently has a presence in over 15,000 retail stores across the countries where it operates. Revenue for Digicel’s Diaspora product have grown from $26 million for the year ended March 31, 2010 to $128 million for the year ended March 31, 2015, representing a CAGR of 37.5%.

Digicel’s Differentiated Customer Experience. Digicel believes its focus on providing innovative service offerings and superior customer care results in a more rewarding customer experience and a high degree of customer loyalty. Digicel has developed a deep knowledge of its customers which it uses to provide them with attractive features and plans to meet their needs and budgets. Digicel has introduced many innovative products and features to the Caribbean and South Pacific regions, including online bill viewing, rollover minutes, online recharging of prepaid services, bill payment, mobile financial services and higher speed data services. Digicel was the first mobile operator in the region to provide customer care 24 hours a day, seven days a week and has been voted “best overall customer service provider” on a consistent basis in Jamaica in a survey conducted by an independent research body. Digicel has extensive customer reach through 1,034 retail locations (including 667 exclusive stores) and a dealer and distributor network with approximately 183,000 recharge locations. Digicel believes its track record of providing a differentiated and innovative service to its mobile customers will assist it as it expands its product offering to grow related areas including Cable TV & Broadband and Business Solutions.

Digicel’s Operating Efficiency, Cash Flow and Returns. Digicel’s management team is experienced in the implementation of best practices across each of its markets in order to successfully execute strategies to launch new products and services and reduce costs. Digicel’s continuous focus on streamlining its operations and improving efficiency has contributed to Digicel consistently maintaining its Adjusted EBITDA margins above 40% with an Adjusted EBITDA margin for the year ended March 31, 2015 of 42.3%. Digicel’s operational excellence is complemented by its ability to selectively deploy its capital in areas which it believes represent attractive opportunities to generate strong returns over time and increase cash flow conversion. On an IFRS basis as presented in our consolidated financial statements, our cash flow from operating activities was $433.4 million in 2015 and $448.4 million in 2014. As a percentage of revenue, our cash flow from operating activities was 15.5% for the year ended March 31, 2015 compared to 16.3% for the year ended March 31, 2014. Digicel’s operating free cash flow was $548.5 million for the year ended March 31, 2015 and $737.7 million for the year ended March 31, 2014, which as a percentage of revenue was 19.6% for the year ended March 31, 2015 and 26.8% for the year ended March 31, 2014. As a non-IFRS measure of performance, Digicel calculates “operating free cash flow” as Adjusted EBITDA less expenditure on property, plant and equipment. When adjusted to exclude capital expenditure relating to rollouts of its fiber networks to businesses and homes, the upgrade of acquired cable networks, Myanmar and building infrastructure, including its investment in a hotel in Haiti and the development of Digicel’s Jamaican and Haitian headquarters, Digicel’s adjusted operating free cash flow was $814.1 million for the year ended March 31, 2015, and $804.1 million for the year ended March 31, 2014, and as a percentage of revenue was 29.1% and 29.2% for the years ended March 31, 2015 and 2014 respectively. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as financial measures and “—Summary Consolidated Financial and Operational Information” for a reconciliation of our net profit/(loss) to Adjusted EBITDA and our net profit/(loss) and cash flow from operating activities to operating free cash flow and adjusted operating free cash flow.

Digicel’s Strategy

Digicel is focused on maintaining and improving its position in each of its markets by providing its customers with wider mobile coverage, more innovative products and features, a superior customer experience and better value compared to its competitors. In parallel, Digicel’s objective is to be the leading communications and entertainment platform in each of the markets it serves. Digicel has expanded its product offering to include Business Solutions and it is growing its presence in Cable TV & Broadband which Digicel believes represent attractive growth opportunities. Digicel tailors its strategy to the relative potential and characteristics of each market and employs strict levels of financial discipline and control.

The key elements of its strategy consist of the following:

Make available to Digicel’s Customers the Best Infrastructure in the Market. To date, Digicel believes that it has differentiated itself with its customers as a result of having superior mobile networks which have extensive population coverage and use advanced technologies such as 4G and LTE. Where Digicel believes the return on investment is appropriate, it will continue to expand the coverage and capacity of those networks to facilitate the efficient delivery of connectivity along with innovative data/VAS and content services to its mobile customer base. Furthermore, as part of its evolution to a total communications and entertainment provider, Digicel is investing in hybrid fiber-coaxial, or “HFC”, FTTH and FTTB networks, both organically and through acquisitions, in order to expand its presence in the market for Business Solutions and Cable TV & Broadband services. Where Digicel expands organically, it is not encumbered by any legacy networks and typically invests in infrastructure, such as FTTH and FTTB, which it believes will help ensure the long-term future success of its business. Digicel sees a strategic fit and synergies from the combination of mobile, Cable TV and high-speed fiber networks and it expects to take a disciplined approach to deploying capital to ensure that its infrastructure will allow it to provide a differentiated and competitive service to its customers.

Leverage Digicel’s Platforms to Promote Growth of Digicel’s Business Solutions unit. Digicel seeks to grow its revenue from information and communications technology, or “ICT”, services through its Business Solutions unit. It believes that this is a growing business in its markets where businesses are beginning to see the benefits of increased investment in ICT. The mobile markets in which Digicel operates have reached comparable levels of mobile penetration with more developed markets and, similarly, Digicel expects the level of demand for ICT in its markets to increase.

The management believes wireless network infrastructures supported by next generation fixed cable and fiber infrastructure, where present, ideally positions Digicel to service increasing demand arising from corporate (including small and medium-sized enterprises) customers and Government entities and to benefit from the convergence of fixed and mobile usage.

Telecommunications and Business Solutions services to corporations (including small and medium-sized enterprises) represent a significant market across the world. For example, according to McKinsey & Company (“McKinsey”), the estimated revenues for the calendar year 2015 generated by the combination of Business to Business Information Technology (“IT”) Services and Business to Business Telecommunications services (in aggregate, the types of services Digicel provides in its Business Solutions business) will be, as a percentage of GDP, approximately 3.0% in the U.S. and Canada, 2.6% in Western Europe, 2.6% in Middle East and Africa and 1.8% in Latin America.

Applying the world average of 1.9% of GDP to the aggregate GDP in Digicel’s markets suggests that the addressable opportunity in its markets for Business Solutions could total revenues of up to $3 billion.

Digicel’s Business Solutions unit leverages its brand, market knowledge, networks, distribution and tailored solutions to stimulate demand among local businesses and government entities in its markets and develop their understanding of ICT and the benefits it can provide to their operations. Since rolling out its Business Solutions services, Digicel believes it has, in some instances, expanded the target market by offering high-quality products and services that were previously unavailable or unaffordable within its markets. Digicel provides services such as cloud backup, cloud hosted subscriber phone system (“PBX”), managed services and networking and mobility solutions to Government entities and corporations (including small and medium-sized enterprises) in all of its markets. To support the expansion of its Business Solutions business, Digicel now has 312 dedicated professionals in this business area. Business Solutions revenue represents high margin business and, in addition to its FTTB networks, the Business Solutions services can leverage Digicel’s other infrastructure in undersea and other fiber networks.

Add Services to Digicel’s Platform and Foster the Digicel Ecosystem. Digicel continuously introduces new innovative products and services for its customers. This includes developing more advanced data and content services such as social media packages, music streaming and Digicel’s proprietary applications. Mobile VAS represented approximately 31.2% of mobile service revenue in the year ended March 31, 2015, compared to 27.4% for the year ended March 31, 2014 and 23.0% for the year ended March 31, 2013. Digicel believes that there are opportunities for it to continue to grow its mobile data business as its smartphone penetration increases and Internet access becomes a more necessary aspect of its customers’ lives. Digicel will continue to be innovative with respect to its offering and will capitalize on opportunities presented by the increasing structural convergence of fixed line and mobile services and the increased demand for content and applications across both mobile and fixed line. To stimulate demand for digital services in its markets, Digicel has invested in fixed line services, fiber and content. By extending Digicel’s core mobile voice and data platform to Cable TV & Broadband, applications and content, it is creating an overall “Digicel Ecosystem” of services and products that promote customer retention and revenue growth.

Continue to Improve Operating Efficiencies. Digicel will continue to seek ways of improving its operating efficiency and cash flow generation. By fostering the development of the “Digicel Ecosystem”, it will seek to leverage its existing network, brand, people, networks and distribution channels to add new products and services to its platform. As Digicel continues its evolution to a total communications and entertainment provider and the convergence of fixed and mobile services increases, it will focus on maintaining and growing its operating margins through increasing economies of scale and scope. Digicel continuously reviews its cost structure and has successfully implemented cost saving initiatives and it will aim to replicate this in future.

Explore Investment Opportunities. With its proven track record of launching in new markets and integrating acquired operations, Digicel seeks to generate shareholder value through a disciplined acquisition strategy and proven integration capabilities. Digicel deploys capital across its portfolio through value enhancing acquisitions with the aim of generating strong cash flow and operational synergies. Digicel seeks to create value by implementing operational improvements and leveraging economies of scale and scope, as well as pursuing in-market consolidation and attractive diversification with Business Solutions, Cable TV & Broadband, and digital opportunities. Digicel’s decision to enter into a new market or invest in new revenue streams and technology is based on, among other factors, an in-depth evaluation of the size of market, penetration levels, communications infrastructure, economic and regulatory environment, strength of existing service providers and its ability to obtain an attractive return on its investment. In addition, Digicel has sought to explore opportunities in certain markets in which Digicel does not have a mobile operating license but which have similar characteristics to its current markets. Consistent with this strategy, Digicel continually explores and engages in discussions concerning potential acquisitions, some of which may be material.

The Digicel Foundations

Among the charitable organizations through which Digicel provides ongoing support to local communities are the Digicel Foundations. The Digicel Foundations are non-profit organizations that distribute and utilize funds on a charitable basis for the sole purpose of building communities and community spirit in the countries of Jamaica (founded in 2004), Haiti (founded in 2007), Papua New Guinea (founded in 2008) and Trinidad and Tobago (founded in 2012). These foundations are administered by a separate management team and report to their own board of directors. The Digicel Foundations focus particularly on youth-oriented programs and projects that encourage self-sufficiency in the local community. To this end the Digicel Foundation in Haiti has built 150 schools across the country and the Digicel Foundation in Papua New Guinea has built 293 classrooms across the country. Digicel’s operating companies in these markets make annual donations to their local Digicel Foundation. The Digicel Foundations also raise funds from other sources. Many of Digicel’s employees work with the Digicel Foundations and serve on their boards to assist communities by contributing their time, expertise and leadership to projects in the local community. Digicel believes these initiatives have strengthened its ties with the local communities in these markets.

Recent Developments

BTC (Bermuda)

On January 9, 2015, Digicel executed a combination agreement with respect to the acquisition of Barrie Holdings Limited, (“BHL”), the sole shareholder of the Bermuda Telephone Company (“BTC”), and completed the acquisition of 100% of BTC on June 1, 2015. BTC is currently the leading fixed telephony provider in

Bermuda and also provides cable broadband services. BTC’s core network is fiber, with Digital Subscriber Lines (“DSL”) lines available to 22,000 of the households in Bermuda out of a total of 25,148. BTC generated revenues of $45 million for the year ended March 31, 2014, the most recent year for which audited financial statements are available. Digicel believes the quality of the assets it has purchased will allow it to overlay fiber into households in the future to provide a platform for offering high-speed broadband and Cable TV services to subscribers in Bermuda.

Voluntary Separation Program

In March 2015, Digicel announced a Voluntary Separation Program aimed at reducing staff numbers as part of its ongoing efforts to streamline operations and realign its resources to reflect its focus on evolving to a total communications and entertainment provider. Digicel recognized $14.4 million in separation costs in the year ended March 2015 in connection with the program.

Group Structure

Digicel is the parent company of a group of operating companies. The chart below depicts Digicel’s simplified corporate structure as of the date of this prospectus.

Our Markets

Digicel operates across a diverse range of markets, products, demographics, regulatory regimes and currencies, which has reduced its dependence on any individual operation.

In the year ended March 31, 2015, its operations in Jamaica, Haiti, Papua New Guinea, Trinidad and Tobago and the French West Indies contributed 66.8% of its total revenue (15.1%, 17.1%, 17.9%, 9.6% and 7.1%, respectively) and its remaining markets contributed 33.2% of its total revenue.

The following table shows certain information for each of the markets in the Caribbean and South Pacific regions in which Digicel provides mobile telecommunications services. The markets are listed in the order of the date in which Digicel entered each market.(1)

Market	Estimated Population (in thousands)(2)	GDP Per Capita ($)(3)	Estimated Fixed Line Penetration (%)(4)	Estimated Fixed Broadband Penetration (%)(5)	Estimated Mobile Penetration (%)(6)		Number of Mobile Operators (8)	Digicel’s Mobile Market Share (%)(8)	Digicel’s Mobile Market Position (8)
Jamaica	2,930	8,287	28	15	102		2	72	1
St. Lucia	163	8,233	50	37	116		2	69	1
St. Vincent and the Grenadines	103	7,239	58	44	115		2	64	1
Aruba	111	22,736	97	53	135		3	35	2
Grenada	110	7,617	79	50	126		3	60	1
Barbados	290	14,765	170	78	108		2	57	1
Cayman Islands	55	40,973	152	84	168		2	46	2
Curaçao	147	38,138	66	73	128		2	54	1
Anguilla	16	10,904	122	87	182		2	53	1
Dominica	73	6,998	52	32	130		2	53	1
St. Kitts and Nevis	52	15,755	95	66	142		3	46	2
Antigua and Barbuda	91	13,539	108	13	127		3	53	1
Bermuda	70	80,184	286	146	144		2	52	1
French Guiana	250	16,891	94	69	131		4	40	2
Guadeloupe	406	21,976	117	88	158		4	40	2
Martinique	386	23,987	114	82	152		4	40	2
Trinidad and Tobago	1,224	24,209	69	46	145		2	55	1
Haiti	9,997	892	2	—	69		2	76	1
Bonaire	18	19,780	n.a.	n.a.	189		2	77	1
Turks and Caicos	49	14,393	n.a.	n.a.	114		2	57	1
El Salvador	6,126	4,104	64	19	136	(7)	4	16	4
Guyana	736	4,272	73	17	69		2	60	1
Suriname	573	9,197	58	25	161		3	47	2
British Virgin Islands	33	33,507	97	49	188		3	46	1
Montserrat	5	11,290	129	54	88		2	23	2
Samoa	197	4,196	127	3	124		2	79	1
Papua New Guinea	6,553	2,457	10	1	41		2	97	1
Tonga	106	4,641	172	9	55		2	54	1
Vanuatu	267	3,057	10	1	50		2	69	1
Fiji	903	4,620	39	6	106		2	33	2
Nauru	9	6,324	0	—	86		1	100	1

Total	32,049

(1)

The information contained in the table above is sourced from the online version of the CIA World Factbook, the United Nations Statistical Database, the French National Institute for Statistics and Economic Studies, the Dutch Central Agency for Statistics, Rijksdienst Caribisch Nederland, the International Telecommunications Union (“ITU”), GSMA Intelligence (a database of mobile operator data operated by the GSM Association), TeleGeography GlobalComms Database and the World Bank. Digicel operates in developing economies where official information, particularly about GDP, may not reflect all economic activity and the information in the table should be read in conjunction with other information relating to the markets in which Digicel operates contained in this prospectus. The information provided, particularly mobile penetration data, fixed line penetration data and broadband penetration data should be used as an indication of each country’s economic climate and level of penetration and not as absolute figures, since such information is subjective and cannot be measured with complete accuracy.
(2)	Source: online edition of the CIA World Factbook available at the time of publication, except for French Guiana, Guadeloupe, Martinique and Bonaire. The information presented above for French Guiana, Guadeloupe and Martinique is 2013 data obtained from the French National Institute for Statistics and Economic Studies. The information presented above for Bonaire is 2013 data obtained from the Dutch Central Agency for Statistics.
(3)	Source: online edition of the CIA World Factbook except for French Guiana, Guadeloupe, Martinique and Bonaire. The GDP per capita is calculated by dividing the total GDP for each market (i.e., the “GDP (official exchange rate)” displayed in the online CIA World Factbook) by that market’s total population. The GDP information presented for French Guiana, Guadeloupe and Martinique is obtained from the French National Institute for Statistics and Economic Studies and is based on 2012 GDP data (the latest available and assumes an exchange rate of $1.11 per €1). This GDP data is divided by the population figure from (1) above. The GDP information presented for Bonaire is obtained from Rijksdienst Caribisch Nederland and is based on 2012 GDP data (the latest available). This GDP data is divided by the population figure from (1) above. The information above for Turks and Caicos, “TCI” is from the UN Statistical Database.
(4)	Source: Estimated fixed line penetration is based on the estimated number of subscribers in the market divided by the estimated number of households in the market. The subscriber figures are sourced from ITU 2013 data, except for Curaçao, Samoa and Haiti which are sourced from TeleGeography GlobalComms Database for the first quarter of 2015. No data was available for Bonaire and TCI. The household data was sourced from online editions of official reports from the governments of each country.
(5)	Source: Estimated fixed broadband penetration is based on the estimated number of subscribers in the market divided by the estimated number of households in the market. The subscriber figures are sourced from ITU 2013 data, except for Curaçao, Samoa and Haiti which are sourced from TeleGeography GlobalComms Database for the first quarter of 2015. No data was available for Bonaire and TCI. The household data was sourced from online editions of official reports from the governments of each country.
(6)	Source: ITU 2013 data, except for Curaçao, Bonaire, French Guiana, Guadeloupe, Martinique, Samoa, Nauru and TCI. For Bonaire, French Guiana, Guadeloupe, Martinique, Samoa, Nauru and TCI the data presented is from GSMA Intelligence from Q4 2014. For Curaçao 2013 data from the World Bank, World Development Indicators database is presented (i.e., Mobile Cellular subscriptions per 100 people).
(7)	In El Salvador management believes that the actual mobile penetration is lower than the 136% reported in ITU’s 2013 data as other operators in this market use a different definition of active subscribers. See “Industry and Market Data.”
(8)	The data presented is based on internal Digicel information as of March 31, 2015, except for El Salvador where the data presented is based on the first quarter 2015 TeleGeography GlobalComms Database report for El Salvador.

In addition, Digicel also has a 75% shareholding in a tower company in Myanmar, which increases the number of markets in which Digicel operates to 32. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Myanmar Tower Company”. Furthermore, as of March 31, 2015, Digicel held a 44.97% interest on a fully diluted basis in Digicel Holdings (Central America) Ltd (“DHCAL”), which has operations in Panama.

Selected Risks

Investing in our Class A common shares involves substantial risk. Please read “Risk Factors” for a discussion of certain factors you should consider in evaluating an investment in our Class A common shares. Some of these risks include:

•	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by us and our affiliates and in markets in which we seek to establish operations;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including price pressures, technological developments and our ability to retain market share in the face of competition from existing and new market entrants;

•	regulatory developments and changes, including, with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to the regulatory process;

•	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions; and

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of our investments, ventures and alliances.

Corporate Information

We are an exempted company with limited liability incorporated under the laws of Bermuda on February 5, 2007 and registered with the Registrar of Companies in Bermuda under registration number 39547. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number is +1 (441) 500-0099. Our website is www.digicelgroup.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Class A common shares offered by us	shares

Class A common shares to be issued and outstanding immediately after this offering	shares

Class B common shares to be issued and outstanding immediately after this offering	shares
Total Class A and Class B common shares to be issued and outstanding immediately after this offering	shares

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional Class A common shares.

Voting rights	Class A common shares are entitled to one vote per share.

Class B common shares are entitled to ten votes per share.

Holders of our Class A common shares and Class B common shares will generally vote together as a single class, unless otherwise required by law and in limited circumstances specified in our bye-laws. Denis O’Brien, our founder and Chairman of the Board of Directors, who after our initial public offering will own the Class B common shares, will control approximately % of the voting power of our issued and outstanding share capital and therefore will have the ability to control the outcome of most matters submitted to our shareholders for approval, including the election of our directors. See “Description of Share Capital”.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ , assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our net proceeds of the offering for general corporate purposes, including capital expenditures and acquisitions and to repay existing indebtedness. We do not expect that any proceeds will be used to fund dividends to common shareholders.

Dividend policy

We have not adopted a dividend policy with respect to future dividends. The proceeds of this offering are intended to be used for the purposes described in “Use of Proceeds” and are not intended to be used for a dividend payment. Digicel does not currently intend to declare any further dividends for the year-ended March 31, 2016 following the completion of this offering, but will actively evaluate the potential for future dividend payments to the extent that doing so is consistent with our growth and leverage objectives and with the constraints imposed under Bermuda law and our finance agreements described below. See “Dividend Policy”.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our Class A common shares.

Proposed NYSE symbol	“DCEL”

The number of our Class A and Class B common shares to be issued and outstanding immediately after this offering, and all other information in this prospectus (unless indicated elsewhere and except for historical financial information), reflects the effectiveness of a share capital restructuring in connection with this offering under which our             common shares will be reclassified into             Class A common shares and              Class B common shares and our 193,000 Series A Perpetual Preferred Stock will be converted into              shares of Class B common shares in connection with the offering (based on the midpoint of the price range on the cover of this prospectus; the actual number of shares to be issued upon conversion will equal the liquidation preference or nominal value of $193 million divided by the price to the public in this offering); but does not reflect:

•	the underwriters exercise of their option to purchase additional Class A common shares;

•	the issuance of up to 5,489,167 Class A common shares issuable upon the exercise of options outstanding on the date hereof at a weighted average exercise price of $ ; or

•	the issuance of up to 205,514 Class A common shares reserved for future issuance under incentive compensation plans as of the date hereof.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, would increase or decrease the amount of Class B common share issued upon conversion of our outstanding 193,000 Series A Perpetual Preferred Stock by              shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATIONAL INFORMATION

The following tables set forth our summary historical financial and operational information for the periods set forth below and are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Digicel’s Business—Acquisitions” and “Business” for more information about our acquisitions.

We report under IFRS, as issued by the IASB. We have made a number of acquisitions over the last several years and our consolidated financial statements include results of operations for the acquired entities from the date of acquisition. Digicel accounts for its investment in DHCAL as an associate in accordance with IFRS, as issued by the IASB.

The following summary data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, which are included in this prospectus.

	Year Ended March 31,
	2015		2014	2013
	(in millions, except share data, share numbers, percentages and subscriber data)
Consolidated Income Statement Data:
Revenue		$2,794.1	$2,753.6	$2,777.3
Direct operating and subscriber acquisition costs		(753.9)	(743.7)	(764.7)
Other operating expenses		(286.9)	(261.0)	(273.9)
Marketing expenses		(115.2)	(108.8)	(118.1)
Staff Costs		(317.0)	(278.7)	(264.5)
General and Administrative Expenses		(208.0)	(173.8)	(190.8)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		(405.3)	(395.2)	(410.6)

Operating Profit		707.8	792.4	754.7
Finance Income		2.7	16.9	2.9
Finance Costs(1)		(599.3)	(505.2)	(565.0)
Share of Loss of Associates		(21.1)	(7.9)	(2.2)
Impairment of Loan to Associate and Investments		(58.7)	(39.0)	(176.0)

Profit Before Taxation		31.4	257.4	14.4
Taxation		(189.0)	(213.9)	(212.9)

Net (Loss)/Profit		(157.6)	43.5	(198.5)

Basic and diluted net (loss)/profit per share attributable to common shareholders(2)		$($2.07)	$0.13	$(2.54)
Weighted average common shares used in computing net (loss)/profit per share—basic and diluted(2)		90,050,000	90,050,000	90,050,000
Pro forma basic and diluted net (loss)/profit per share attributable to common shareholders(2)(3)	$
Weighted average common shares used in computing pro forma net loss per share—basic and diluted(2)(3)

	Year Ended March 31,
	2015	2014	2013
	(in millions, except share data, share numbers, percentages and subscriber data)
Consolidated Statement of Cash Flows:
Net cash provided by operating activities	$433.4	$448.4	$561.1
Net cash used in investing activities	(865.6)	(605.6)	(415.7)
Net cash provided by/(used in) financing activities	280.2	(270.2)	280.3
Effects of exchange rate changes on cash and cash equivalents	(3.7)	1.4	(0.8)

Net (decrease)/increase in cash and cash equivalents	(155.7)	(426.0)	424.9
Cash and cash equivalents at beginning of period	655.5	1,081.5	656.6

Cash and cash equivalents at end of period(4)	$499.8	$655.5	$1,081.5

Other Data:
Product Line Revenue
Mobile	$2,439.0	$2,521.3	$2,583.9
Business Solutions	119.4	80.6	56.6
Cable TV & Broadband	31.6	11.6	3.1
Other	63.3	6.4	13.8
Handset/Equipment	140.8	133.7	119.9

Total Revenue	$2,794.1	$2,753.6	$2,777.3

Depreciation and Amortization	$401.8	$395.2	$410.6
Adjusted EBITDA(5)	1,180.8	1,223.1	1,200.7
Adjusted EBITDA Margin(6)	42.3%	44.4%	43.2%
Purchase of Property, Plant and Equipment(7)	$632.3	$485.4	$345.7
Purchase of Intangible Assets	10.2	57.4	13.3
Operating Free Cash Flow(8)	548.5	737.7	855.0
Operating Free Cash Flow as a percentage of revenue	19.6%	26.8%	30.8%
Adjusted Operating Free Cash Flow(9)	$814.1	$804.1	$905.4
Adjusted Operating Free Cash flow as a percentage of revenue	29.1%	29.2%	32.6%
Total Mobile subscribers (in thousands)(10)	13,595	13,466	12,894
ARPU (in $)(10)	$15.3	$16.0	$16.2

	As of March 31, 2015 Pro Forma as Adjusted(13)	As of March 31,
		2015	2014	2013
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents(4)	$	$499.8	$655.5	$1,081.5
Other Current Assets		589.6	515.9	755.0
Property, Plant and Equipment and Intangible assets, Net		3,431.4	3,187.9	3,111.9
Net Current Assets/(Liabilities)		212.7	(723.8)	685.9
Total Assets		4,641.4	4,440.5	5,034.7
Total Debt(11)		6,498.7	6,084.8	5,924.7
Share Capital(12)		307.8	307.8	307.8
Total Deficit		(2,857.8)	(2,532.2)	(1,754.2)

(1)	Includes interest expense, financing costs (including redemption premiums) and losses on foreign exchange movements on the translation of loans.
(2)	See note 12 to our audited consolidated financial statements, which are included in this prospectus, for a description of the method used to calculate basic and diluted net loss per share applicable to common shareholders.

(3)	Pro forma earnings per share basic and diluted is calculated giving pro forma effect to the reclassification of shares into Class A common shares and Class B common shares and the sale by the Company of Class A common shares in this offering and the application of the proceeds to repay $ of debt, assuming the Class A common shares offered by the Company are sold for $ per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, leading to reduced interest expense. Pro forma earnings per share basic and diluted is calculated as if the transactions just described had occurred on the first day of the fiscal year ended March 31, 2015.
(4)	Excludes restricted cash of $17.7 million, $13.2 million and $290.3 million at March 31, 2015, March 31, 2014 and March 31, 2013, respectively. These amounts are included in Other Current Assets.
(5)	We define Adjusted EBITDA for any period to be the sum of our consolidated net (loss)/profit, finance costs, net, share of losses of associates, impairments of investment in and loan to associates and other investments, taxation expense, compensation expenses relating to and costs of the voluntary separation program, foreign exchange (gain)/loss, share options and employee profit sharing schemes, (gain)/loss on disposal of assets, impairment of property, plant and equipment and depreciation and amortization. We believe that these adjustments represent income or expenses which either do not have any cash impact on the business, are non-recurring in nature or do not relate to the underlying operations of the business. We believe that Adjusted EBITDA provides meaningful additional information to investors since it is commonly reported and widely accepted by analysts and investors as a basis for comparing a company’s underlying profitability with other companies in its industry. This is particularly the case in a capital intensive industry such as wireless telecommunications. Adjusted EBITDA is used by the Board of Directors and management as a measure of profitability. However, Adjusted EBITDA is not an IFRS measure. You should not construe Adjusted EBITDA as an alternative to operating profit or loss or cash flow from operating activities determined in accordance with IFRS, as issued by IASB. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

The following table is a reconciliation of our net profit/(loss) to Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow:

	Year Ended March 31,
	2015	2014	2013
	(in millions, except percentages)
Net (Loss)/Profit	$(157.6)	$43.5	$(198.5)
Finance Costs, Net	596.6	488.2	562.1
Share of Losses of Associates	21.1	7.9	2.2
Impairment of Loan to Associate and Investments	58.7	39.0	176.0
Taxation	189.0	213.9	212.9

Operating Profit	707.8	792.4	754.7
Voluntary Separation Program Costs	14.4	—	4.5
Foreign Exchange Loss	29.4	6.4	13.4
Share Option and Employee Profit Sharing Adjustment	22.9	27.5	14.9
Loss on Disposal of Assets	1.0	1.5	2.6
Impairment of Property Plant and Equipment	3.5	—	—
Depreciation and Amortization	401.8	395.2	410.6

Adjusted EBITDA	1,180.8	1,223.1	1,200.7

Less: Purchase of Property, Plant and Equipment	(632.3)	(485.4)	(345.7)

Operating Free Cash Flow	548.5	737.7	855.0
Plus: Certain Excluded Capital Expenditure(2)	265.6	66.4	50.4

Adjusted Operating Free Cash Flow	$814.1	$804.1	$905.4

Adjusted EBITDA Margin(6)	42.3%	44.4%	43.2%

(6)	Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of our revenue.
(7)	Excludes purchase price paid for acquisitions of businesses and is net of proceeds from the sale of Property, Plant and Equipment of $6.2 million, $9.6 million and $2.1 million for the years ended March 31, 2015, March 31, 2014 and March 31, 2013 respectively.
(8)	Operating free cash flow is calculated as Adjusted EBITDA less Purchase of Property, Plant and Equipment. Operating free cash flow is a Non-IFRS measure. Cash flow from operating activities is calculated in accordance with IFRS, as issued by IASB. You should not construe operating free cash flow as an alternative to operating profit or loss or cash flow from operating activities determined in accordance with IFRS, as issued by IASB. Operating free cash flow is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

See footnote (5) above for a reconciliation of our net profit/(loss) to operating free cash flow and adjusted operating free cash flow. The following table is a reconciliation of our net cash provided by operating activities to operating free cash flow and adjusted operating free cash flow (as defined below):

	Year Ended March 31,
	2015	2014	2013
	(in millions)
Net Cash Provided by Operating Activities	$433.4	$448.4	$561.1
Interest Received	(13.0)	(6.7)	(2.9)
Interest Paid	446.8	416.7	451.8
Taxation Paid	223.3	226.5	117.8
Change in Operating Assets and Liabilities(a)	46.5	131.8	55.1
Voluntary Separation Program	14.4	—	4.5
Foreign Exchange Loss/(Gain)	29.4	6.4	13.4
Insurance Proceeds	—	—	—

Adjusted EBITDA	$1,180.8	$1,223.1	$1,200.7
Less: Purchase of Property, Plant and Equipment	(632.3)	(485.4)	(345.7)

Operating Free Cash Flow	548.5	737.7	855.0
Plus: Certain Excluded Capital Expenditure(b)	265.6	66.4	50.4

Adjusted Operating Free Cash Flow(9)	$814.1	$804.1	$905.4

(a)	The “Change in Operating Assets and Liabilities” represents the movement in working capital assets in the financial year.
(b)	Capital expenditure relating to rollouts of Digicel’s fiber networks to businesses and homes, the upgrade of cable networks acquired, Myanmar and building infrastructure (including its investment in a hotel in Haiti and the development of Digicel’s Jamaican and Haitian headquarters). We exclude these expenditures because we view them as investments not related to our core business (Myanmar and building infrastructure) or because they reflect significant expansions of our current business rather than a reflection of ongoing capital expenditures directly related to the ongoing operation of the business.

(9)	Adjusted operating free cash flow is calculated as operating free cash flow excluding capital expenditure relating to rollouts of Digicel’s fiber networks to businesses and homes, the upgrade of acquired cable networks, Myanmar and building infrastructure, including its investment in a hotel in Haiti and the development of Digicel’s Jamaican and Haitian headquarters. Such excluded capital expenditures were in aggregate $265.6 million, $66.4 million and $50.4 million for the years ended March 31, 2015, March 31, 2014 and March 31, 2013 respectively. However, Adjusted operating free cash flow is not an IFRS measure. You should not construe Adjusted operating free cash flow as an alternative to operating profit or loss or cash flow from operating activities determined in accordance with IFRS, as issued by IASB. Adjusted operating free cash flow is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies. See footnote (8) for a reconciliation of our net cash provided by operating activities to adjusted operating free cash flow and footnote (5) for a reconciliation of our net profit/(loss) to operating free cash flow and adjusted operating free cash flow.
(10)	Mobile subscribers is defined as a customer who has made or received a chargeable event in the last 30 days, and ARPU is defined as monthly average revenue per mobile user. ARPU is calculated by dividing mobile service revenue and Business Solutions revenue for the month by the average mobile subscribers during that period. ARPU is different in each of Digicel’s markets and the mix of its subscribers in such markets will impact ARPU. For further discussion of our method of measurement of subscribers and ARPU, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Measures—Mobile Key Performance Indicators—Mobile Subscribers”
(11)	Total Debt is gross debt before deferred financing fees and accrued interest. It includes shareholder loans from minority shareholders to our subsidiaries. See “Description of Our Indebtedness”.
(12)	Includes share premium and contributed capital.
(13)	Reflects (1) the effectiveness of a share capital restructuring in connection with this offering under which our common shares will be reclassified into Class A common shares and Class B common shares and our 193,000 issued and outstanding Series A Perpetual Preferred Stock will be converted into shares of Class B common shares in connection with the offering (based on the midpoint of the price range on the cover of this prospectus; the actual number of shares to be issued upon conversion will equal the liquidation preference or nominal value of $193 million divided by the price to the public in this offering) and (2) the sale by the Company of Class A common shares in this offering and the application of the proceeds to repay $ of debt, assuming the Class A common shares offered by the Company are sold for $ per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, leading to reduced interest expense. The pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease each of cash and cash equivalents, total assets, total debt, share capital and total deficit, on a pro forma as adjusted basis, by approximately $ , assuming that the number of Class A common shares offered by Digicel, as set forth on the cover page of this prospectus, remains the same. Digicel may also increase or decrease the number of Class A common shares it is offering. Each increase or decrease by 1,000,000 Class A common shares offered by Digicel would increase or decrease each of cash and cash equivalents, total assets, total debt, share capital and total deficit by approximately $ million, assuming that the assumed initial price to the public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by Digicel. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus, would increase or decrease the amount of Class B common share issued upon conversion of our outstanding 193,000 Series A Perpetual Preferred Stock by shares.

RISK FACTORS

An investment in our Class A common shares involves a high degree of risk. You should carefully consider the following risks, together with other information provided to you in this prospectus, in deciding whether to invest in our Class A common shares. The occurrence of any of the events discussed below could have a material adverse effect on our business, results of operations or financial condition. If these events occur, the trading price of our Class A common shares could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

This prospectus contains “forward-looking” statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below and elsewhere in this prospectus. See “Forward-Looking Statements.”

Risks Relating to Digicel’s Business, Technology and Competition

Digicel faces significant competition in each of the markets in which it operates and competitive pressures could have a material adverse impact on Digicel’s business.

Digicel faces competition from established and new competitors in each of the geographic markets and businesses in which it operates. The nature and level of the competition it faces varies for each of the products and services it offers. Digicel’s competitors include, but are not limited to, mobile, fixed-line, cable TV and broadband, subsea fiber and terrestrial fiber providers and information and communication technologies (“ICT”) service providers.

In some of Digicel’s markets, its competitors may have more advanced technology than Digicel, greater coverage area than Digicel, or both. Moreover, some of Digicel’s competitors have more extensive engineering, marketing, personnel and capital resources than Digicel does. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants. For example, although number portability is not currently implemented in many of the markets in which Digicel operates, Digicel expects that this will be implemented in several of these markets over the coming years. The mobile telecommunications operators in each market compete for customers principally on the basis of services offered, price, marketing skills, quality and reliability of service and coverage area. Increased competition may result in pricing pressure, reduced margins and profitability, increased customer churn and the loss of revenue and market share. Price competition is especially significant on voice and short messaging services, which are largely commoditized, as the ability to differentiate these services among operators is limited. In the year ended March 31, 2015, approximately 60.0% of Digicel’s total revenue was generated from mobile voice and, while its revenue from data/ VAS is increasing, there is uncertainty as to whether the future growth in such services will be sufficient to replace any declines in mobile voice services.

Cable & Wireless Communications Plc (“C&W”) is currently Digicel’s principal competitor in many of its markets. On March 30, 2015, C&W announced that it completed the acquisition of Columbus International Inc., a provider of cable TV and broadband enabled services and a wholesale provider of subsea and terrestrial fiber capacity in the Caribbean and Latin American regions. The approval of this transaction was subject to a number of regulatory conditions being imposed in various markets in which Digicel operates. Digicel will monitor the adherence process closely, as Digicel believes that the acquisition potentially has anti-competitive implications including (but not limited to) anti-competitive effects in the subsea fiber access market in the Caribbean region, monopoly control of cable TV, fixed-line and cable broadband services in certain markets and potential for abuses of dominant positions in certain relevant markets on the part of C&W.

Digicel also faces a variety of other international, regional and local competitors in many of the markets in which we operate. Consolidation within the telecommunications sector in the markets in which it operates could result in, among other things, competitors with greater scale operating aggressively in these markets. In addition, in many of Digicel’s markets, we compete against operators that are owned, partially owned or formerly owned by the local government or by the incumbent fixed-line provider, which may provide these competitors with competitive advantages not available to Digicel, including greater economies of scale, the ability to offer bundles of services and subsidies of the Mobile business with profits generated by the fixed-line business.

Additional licenses may be awarded in Digicel’s markets (especially in those markets with only two providers), which could increase competition. In addition, new competitors, such as cable companies that are able to leverage their existing networks to provide voice and data services, may enter the telecommunications markets and Digicel may face additional competition from other communications technologies that are being or may be developed in the future.

More generally, the rapid development of new technologies, services and products could impact Digicel’s business as a wide variety of potential new competitors, including other telecommunications operators, cable operators and Internet companies, enter the market. For example, the growth in Internet connectivity has led to new entrants offering Voice Over Internet Protocol, or “VOIP,” services or audio or video content services delivered over the Internet (referred to as “Over-The-Top” or “OTT” services), which provide additional competitive risks to aspects of Digicel’s business. Such operators could displace the services Digicel provides in wireless communication by using our customers’ Internet access (which may or may not be provided by Digicel) to enable the provision of voice calls and instant messaging services directly to Digicel’s customers. The growth in Internet connectivity will also likely enable the provision of content which may constitute an alternative to content provided by Digicel’s mobile applications or cable TV services.

Any failure by Digicel to compete effectively, or aggressive competitive behavior by Digicel’s competitors in pricing its services or acquiring new customers, would result in Digicel not being able to maintain or increase its market share, which would have a material adverse effect on Digicel’s revenue and results of operations and could result in a downgrade of Digicel’s credit ratings, which could restrict Digicel’s access to the capital markets.

Currency fluctuations or devaluations could reduce the amount of profit and assets that Digicel is able to report.

Digicel’s revenue is predominantly denominated in local currencies, such as the Jamaican dollar, the Haitian gourde, the Papua New Guinean kina, the Trinidad and Tobago dollar, the Eastern Caribbean dollar, the Bermudian dollar, the Cayman dollar, the Barbadian dollar, the Aruban guilder, and other local currencies, while the majority of Digicel’s long-term debt liabilities are denominated in U.S. dollars. Although the value of the Trinidad and Tobago dollar, the Barbadian dollar, the Eastern Caribbean dollar, the Aruban guilder, the Netherlands Antilles guilder (Curaçao), the Suriname dollar, the Cayman dollar and the Bermudian dollar are fixed to the U.S. dollar, Digicel can provide no assurance that this will continue. In January 2011, the Central Bank in Suriname devalued the exchange rate to the U.S. dollar by 16.4%. The Jamaican dollar, the Haitian gourde, the Papua New Guinean kina, the euro, the Guyanese dollar, the Samoan Tala, the Tongan pa’anga, the Vanuatu vatu, the Fijian dollar and the Australian dollar (in Nauru) fluctuate freely against the U.S. dollar, and any adverse fluctuations in these currencies may have an adverse impact on Digicel’s earnings, assets or cash flows. The currencies of certain markets in which Digicel operates can fluctuate significantly against the U.S. dollar. For example, for the year ended March 31, 2015, the average exchange rate for the year of the Jamaican dollar, the Papua New Guinea kina, the euro and the Haitian gourde into the U.S. dollar depreciated in value by 8.6%, 8.0%, 5.7% and 4.7%, respectively, as compared to the average exchange rate for the year ended March 31, 2014. In the year ended March 31, 2015 approximately 12% of Digicel’s revenue was denominated in the Jamaican dollar, approximately 7% of Digicel’s revenue was denominated in the euro, approximately 13% of Digicel’s revenue was denominated in Haitian gourdes and approximately 17% of Digicel’s revenue was denominated in Papua New Guinean kina. A significant decrease in the value of a local currency relative to the U.S. dollar could have a material adverse effect on Digicel’s results of operations and financial condition.

Digicel seeks to reduce its foreign exchange exposure arising from transactions through a policy of matching, as much as possible, assets and liabilities. Digicel’s ability to reduce its foreign currency exchange exposure is limited by Digicel’s ability to borrow in local currency. Digicel cannot assure you that in the future it will be able to fund its capital expenditure needs as well as reduce Digicel’s foreign exchange exposure by borrowing in local currency. As a result, Digicel’s exposure to market fluctuations or devaluations would be exacerbated.

Most of Digicel’s subsidiaries receive revenue that is denominated in the local currency. The imposition of foreign exchange controls or the inability or delay in converting local currency to foreign currencies may have an adverse impact on its business and financial condition.

Most of Digicel’s subsidiaries receive substantially all of their revenue in the currency of the markets in which we operate. Digicel expects to derive substantially all of its revenue through funds generated by the operating subsidiaries and, therefore, Digicel will rely on the ability of the operating subsidiaries to transfer funds to Digicel. There are foreign exchange controls in some of the countries in which Digicel operates, which could significantly restrict the ability of these subsidiaries to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, although Digicel has experienced no material difficulty in obtaining permits to allow Digicel’s subsidiaries to export cash to Digicel. There can be no assurances, however, that this will continue to be the case. In particular, our businesses in Papua New Guinea, Samoa and Fiji are subject to foreign exchange controls that could restrict Digicel’s ability to convert local currencies and repatriate funds. In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effect of this is likely to be time delays in accumulating significant amounts of foreign currency. In addition, a few countries in which Digicel operates restrict the export of cash in local currencies. There can be no assurance that additional foreign exchange control restrictions will not be introduced in the future or that Digicel’s ability to receive funds from its subsidiaries will not subsequently be restricted.

Digicel is dependent upon interconnect agreements, transmission agreements, leased line agreements and roaming agreements.

Digicel is dependent upon access to networks which are primarily controlled by the incumbent operators (many of which are current or former government-owned public telecommunications operators or competing fixed and/or wireless telephone operators). For example, Digicel has voice interconnect agreements with C&W (Digicel’s primary competitor in many of its markets) in many of the Caribbean markets in which Digicel and C&W both operate. Digicel also generally has interconnect agreements with other fixed and wireless providers in each of the markets in which Digicel operates. Some of Digicel’s interconnect agreements are presently due for renegotiation, including, for instance, in Guyana, Bonaire and Curaçao. In some markets, existing interconnection agreements may have expired, but they roll over on an ongoing basis in accordance with their express terms and industry practice.

Digicel’s failure to enter into or maintain acceptable interconnect agreements with fixed-line and other wireless service providers in each of the markets in which Digicel currently operates or will operate in the future could prevent Digicel’s subscribers from calling the subscribers of fixed-line and other wireless service providers in a particular market, which could restrict the growth of the wireless services in any such market and may have a material adverse effect on Digicel’s business and results of operations. Any failure or delay on the part of these telecommunication service providers in fulfilling their contractual or statutory obligations for a prolonged period of time could have a material adverse impact on cash flow available to Digicel’s subsidiaries and Digicel and, as a result, could adversely affect Digicel’s business, results of operations or financial condition.

Furthermore, Digicel has received an increasing number of requests for interconnection from small locally domiciled carriers with domestic and/or international licenses. In most of Digicel’s markets there is a legal requirement to interconnect with other licensed carriers. Since these carriers have no or a very limited number of local subscribers, they could aggressively start to compete for incoming international calls by undercutting Digicel’s rates. This could materially reduce Digicel’s revenue on incoming international minutes.

In addition, Digicel’s results of operations are affected by the cost of transmission and leased lines to effect interconnection or in the provision of services generally to subscribers. There can be no assurance that Digicel will be able to maintain transmission or leased line agreements on appropriate terms to maintain or grow Digicel’s business. The increased usage of data services will require increased transmission capacity both within Digicel’s markets and also in and out of Digicel’s markets, primarily to the United States. There can be no assurance that Digicel will be able to maintain or increase transmission capacity on appropriate terms to maintain or grow Digicel’s business.

Regulators in all of Digicel’s markets have reduced, or are expected to consider reducing, interconnection rates. Because Digicel is often one of the larger suppliers of telecommunications services in the countries Digicel operates, and as such, typically a net recipient of interconnect payments, this could have the effect of materially reducing Digicel’s revenue.

Roaming is an important feature to many of Digicel’s subscribers. Subscribers can only access another telecommunications provider’s wireless network if that other provider allows them to roam on its network. Digicel relies on agreements with other wireless providers to provide roaming capability for Digicel’s subscribers. For many of Digicel’s customers the geographic scope of coverage and the rates Digicel charges for roaming are factors when selecting a wireless service provider. Roaming rates are regulated in the French West Indies under European Union regulation and may in the future be subject to regulatory review in Digicel’s other markets. In addition, the quality of service that Digicel’s customers have when roaming may be inferior to the quality of service that Digicel provides its customers and its customers may not be able to use the advanced features that they enjoy when making calls on their home networks. Some of Digicel’s competitors may be able to obtain lower roaming rates or more favorable roaming arrangements because of their affiliation with, or ownership by, other wireless service providers. Any perceived or actual differences in the quality of service, extent of roaming capability or cost of roaming as compared to Digicel’s competitors may result in a loss of subscribers, which could have a material adverse effect on Digicel’s business and results of operations.

Digicel’s mobile applications and Cable TV use content provided by third parties. Digicel may have difficulty securing such content and as a result, such content may not be accepted or widely used by Digicel’s customers.

Digicel acquires rights to certain services for use by its Mobile and Cable TV subscribers. Digicel makes long-term commitments relating to these rights in advance even though we cannot predict the popularity of the services or ratings the programming will generate. License fees may be negotiated for a number of years and may include provisions which require that Digicel must still pay part of the fees even if the service supplied is no longer popular.

The success of Digicel’s Cable TV services depends on its ability to access an attractive selection of television programming from content providers. The ability to provide movie, sports and other popular programming is a major factor that attracts customers to Cable TV services. Digicel may not be able to obtain sufficient high-quality programing from third-party producers for its Cable TV services on satisfactory terms or at all in order to offer compelling Cable TV services which could result in reduced demand for, and lower revenue and profitability from, its cable services. In addition, Digicel has mainly acquired the businesses which provide Digicel’s Cable TV services rather than developed these services in-house. There is a risk that if certain personnel in the acquired businesses leave their positions that Digicel’s management team will not have the required skills to negotiate satisfactory contracts relating to such content which would impact the competitiveness of Digicel’s offering.

In certain cases, the businesses Digicel acquired may not have satisfactory contracts in place with the owners of such content which could complicate any ongoing or future contractual negotiations or lead to disputes with such parties including claims for copyright infringement.

The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time results from mobile data use, and Digicel’s Cable TV & Broadband business fluctuates primarily with the acceptance of such services by the public, which is difficult to predict. A shortfall, now or in the future, in the expected popularity of the various services for which Digicel has acquired rights could lead to a fluctuation in Digicel’s results of operations.

Digicel’s ability to maintain and to expand its telecommunications networks may be affected by disruption of supplies and services from its principal suppliers.

Digicel relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and communications equipment and technical support. The key suppliers of equipment for Digicel’s existing networks are Ericsson, Huawei and Alcatel. The key supplier of Digicel’s handsets and accessories is Facey Telecom Commodity Company Limited, a distribution business that operates in the Caribbean, Central America and in the South Pacific (through its Oceanic Communications Limited joint venture), with whom Digicel has no affiliation or other relationship other than with respect to the supply and distribution of Digicel’s products. Facey Telecom supplies Digicel’s retail channel with handsets from, among others, Alcatel, Microsoft, ZTE, Samsung, LG, Sony, Blackberry, Huawei and HTC, which currently accounts for substantially all of the handsets and accessories supplied to Digicel. Digicel does not have operational or financial control over its key suppliers, and Digicel has limited influence with respect to the manner in which they conduct their businesses.

Digicel believes there are a number of alternative suppliers of handsets and accessories available to Digicel. Digicel’s agreement with Facey Telecom allows for the contract to be terminated by Digicel or by Facey Telecom upon four months’ written notice, and Digicel believes that we would be able to locate an alternative supplier or wholesale distributor within that notice period, although Digicel may suffer some disruptions or incur increased costs as a result. In the event that Digicel issues a notice of termination under its Facey Telecom contract, Digicel is required to purchase any remaining inventory that we have ordered from Facey Telecom at their acquisition price and make such payment within 14 days of the date of termination. However, if Digicel is unable to obtain adequate alternative supplies of equipment or services in a timely manner or on acceptable commercial terms, or if there are significant increases in the cost of these supplies, Digicel’s ability to maintain and to expand its telecommunications networks may be materially and adversely affected.

Substantially all of Digicel’s customers receive services from Digicel on a prepaid basis and therefore Digicel is exposed to higher risk of customer churn.

Prepaid customers, those customers that pay for service in advance through the purchase of wireless airtime, represented approximately 93.7% of Digicel’s subscribers at March 31, 2015. Prepaid customers do not sign fixed term service contracts, which make Digicel’s customer base more susceptible to switching wireless service providers. Termination of Digicel’s services by subscribers is referred to as churn. In addition, many of Digicel’s subscribers are first time users of wireless telecommunications services, who have a tendency to migrate between service providers more frequently than established users. To the extent Digicel’s competitors offer incentives to Digicel’s subscribers to switch wireless service providers, through subsidizing or giving away handsets or other promotions, the risk of churn will increase. In addition, in some of its markets Digicel may offer subscriber identity module (“SIM”) only promotions, where there is no subsidized handset or similar incentive provided to customers, and in some cases this could lead to higher churn as the cost of acquiring a new or additional SIM may be lower for customers. Further, many of the markets Digicel operates in have started to consider whether or not to implement number portability, which if implemented may negatively impact Digicel’s churn. Digicel’s inability to retain existing prepaid customers and manage churn levels could have a material adverse effect on Digicel’s business and results of operations. Digicel’s average levels of monthly churn for the years ended March 31, 2015, March 31, 2014 and March 31, 2013 were 5.0%, 4.3% and 4.2%, respectively.

Digicel’s markets are characterized by rapid technological change, which could render its products obsolete and cause Digicel to make substantial expenditures to replace its products.

The Mobile and Cable TV & Broadband businesses that Digicel operates are capital intensive. Significant capital expenditures are required to add customers to its network. Digicel’s Business Solutions business leverages our existing network infrastructure supported by the rollout of FTTB networks in targeted areas. As new technologies develop, equipment may need to be replaced or upgraded or a network may need to be rebuilt in whole or in part, at substantial cost to Digicel, to remain competitive. For example, increased demand for bandwidth-intensive multimedia services will require Digicel to upgrade its mobile networks to third and fourth generation technologies that provide increased bandwidth and speed leading to a higher network cost per subscriber than in the past. Digicel has launched 4G technology in 30 of its markets, including LTE technology in Turks and Caicos, Antigua, the Cayman Islands, Fiji and Papua New Guinea. In addition, Digicel has acquired and is developing cable and fiber networks to expand its Cable TV & Broadband and Business Solutions businesses. Digicel’s customers expect that it will regularly introduce increasingly sophisticated telecommunications services which may require it to upgrade its networks and incur significant capital expenditures. Digicel cannot assure you that unforeseen technological developments will not render Digicel’s services unpopular with customers or obsolete. For example, for many years a majority of Digicel’s smartphone subscribers had Blackberry handsets, but the general decline in Blackberry popularity led to customers switching to alternative devices such as Android smartphones. In addition, to the extent Digicel’s equipment or systems become obsolete, it may be required to recognize an impairment charge to such assets, which may have a material adverse effect on Digicel’s business and results of operations.

If Digicel cannot successfully develop and manage its networks, Digicel will be unable to expand its subscriber base and could lose market share and revenue.

Digicel’s ability to increase its subscriber base depends upon the success of the expansion and management of Digicel’s networks. The build-out of Digicel’s networks is subject to risks and uncertainties that could delay the introduction of service in some areas and increase the cost of network construction. Digicel leases most of the sites on which its cellular communications towers are located. Any failure or delay in securing the renewal of these leases on favorable terms could have a material adverse effect on Digicel’s results of operations. To the extent Digicel fails to expand its network on a timely basis, Digicel could experience difficulty in maintaining or expanding its subscriber base as its network or spectrum position may not be able to adequately support its existing or new subscribers. In addition, Digicel’s ability to manage its business successfully is dependent upon its ability to implement sufficient operational resources and infrastructure. The failure or breakdown of key components of Digicel’s infrastructure in the future, including its billing systems, could have a material negative effect on Digicel’s profits and results of operations.

Expansion may cause Digicel difficulty in obtaining adequate managerial and operational resources and restrict its ability to successfully expand its operations.

Digicel’s continued expansion has placed, and Digicel expects will continue to place, a significant strain on the Company’s management and Digicel’s operations and financial resources. In addition, as Digicel seeks to diversify its product portfolio to include a variety of Business Solutions, Cable TV and content services, it will need to expand its managerial and operational resources. Management of growth and diversification will require, among other things:

•	stringent control of network build-out and other costs;

•	continued development of financial and management controls and information technology systems;

•	expansion of internal controls;

•	hiring and training of new and existing personnel; and

•	coordination among Digicel’s logistical, technical, accounting and finance personnel.

The expansion of Digicel’s product portfolio could prove costly, time-consuming and divert the Company’s management’s attention from other day-to-day business matters.

Digicel’s success will also depend, in part, on its ability to continue to attract, retain and motivate qualified personnel. Competition for personnel in Digicel’s markets is intense due to the small number of qualified individuals. Digicel’s failure to successfully manage its growth and personnel needs could have a material negative effect on its business and results of operations.

Some of the locations of the operations of Digicel’s subsidiaries expose Digicel to the risk of significant disruptions of service should a natural catastrophe occur at or in the vicinity of such locations.

Some of Digicel’s operating subsidiaries’ operations, such as billing systems, dealer management and commission handling, data warehousing, short messaging services, roaming reconciliation and network operating centers, are centralized in central hubs. Such services are provided by Digicel’s operations at the central hubs to the operating subsidiaries under service agreements negotiated on an arm’s-length basis. Although some of these operations have already been duplicated locally in each subsidiary and other operations will likely be duplicated for contingency purposes, a natural disaster affecting Digicel’s central hubs, or a deterioration in the financial viability of Digicel’s operations at such locations, could cause interruptions in, or termination of, services provided by Digicel’s operations to the operating subsidiaries. It would be time-consuming and difficult to find a replacement service provider for such operations and any such events would have a material adverse impact on Digicel’s and its subsidiaries’ business and operations.

Any expansion into new markets or new lines of business might not be successful.

As part of Digicel’s ongoing business strategy, we regularly consider expansion into new geographic markets and into new lines of business through the acquisition of third parties or organic growth. For example, Digicel has recently completed several acquisitions as a part of its evolution into an integrated provider of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. There are substantial risks associated with such efforts, including risks that (i) revenue from such activities might not be sufficient to offset the development, regulatory and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities and (iii) Digicel’s internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that Digicel’s unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be a material negative effect on Digicel’s business and results of operations.

Digicel’s current operations and its expansion plans have significant capital expenditure requirements and if Digicel is unable to acquire such additional capital in a timely manner or at terms commercially acceptable to Digicel, its business may be adversely affected.

Digicel expects that the continuing expansion and development of its business will continue to require significant capital, which Digicel may be unable to obtain on acceptable terms, or at all, to fund Digicel’s capital expenditures and operating expenses, including working capital needs. Digicel incurred capital expenditures in cash of $648.7 million in the year ended March 31, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Digicel’s capital requirements may vary materially from those currently planned if, for example, Digicel’s revenue does not reach expected levels or Digicel has to incur unforeseen capital expenditures and make investments to maintain Digicel’s competitive position. If this is the case, Digicel may require additional financing sooner than anticipated, or Digicel may have to delay or abandon some or all of Digicel’s development and expansion plans or otherwise forego market opportunities. Digicel may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities and lease agreements are likely to contain restrictive covenants and may require Digicel to pledge assets as security for borrowings under those facilities or agreements. In addition, Digicel and its subsidiaries are all party to debt instruments that impose significant limitations on Digicel’s and their ability to raise additional debt financing.

Digicel’s affiliate, DHCAL, may require additional funding, and if it is unable to acquire such additional capital in a timely manner or at commercially acceptable terms, its business may be adversely affected.

As of March 31, 2015, Digicel was owed $306.1 million by DHCAL and its subsidiaries as a result of loans provided to them in connection with its operations in Panama and, prior to its disposal, its operations in Honduras. We have recognized impairment charges totaling $279.5 million and recorded $20.0 million as our share of losses against the carrying value of the loans. As of March 31, 2015, the carrying value of our investment in DHCAL (including our loans) for accounting purposes was $6.6 million. Digicel may provide additional funding to DHCAL to fund certain of its debt service obligations or capital expenditure requirements. In February 2014, DGL provided a guarantee of Digicel Panama’s debt service obligations to its lenders, See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

In February 2014, Digicel Panama received lender consent to remove its quarterly financial covenants in its financing arrangements as a result of amendments to its business plan in exchange for Digicel providing a guarantee of Digicel Panama’s debt service obligations. At March 31, 2015, $74.5 million was outstanding under the Panama Facility (as defined below). Digicel’s current dispute with the minority shareholder in the Panama business could further complicate the ability for DHCAL to receive funds from ourselves or any other source. See “—Although Digicel currently exercises management control over all its subsidiaries, it owns less than 100% in certain companies and this ownership structure carries certain risks. Disagreements or unfavorable terms in the shareholders agreements governing such subsidiaries could adversely affect Digicel’s operations or affect its ability to cause its subsidiaries to pay dividends to Digicel.” DHCAL’s capital requirements may vary materially from those currently planned if, for example, its revenue does not reach expected levels or it has to incur unforeseen capital expenditures and make investments to maintain its competitive position.

DHCAL may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities and lease agreements are likely to contain restrictive covenants and may require it to pledge assets as security for borrowings under those facilities or agreements. DHCAL’s inability to obtain additional capital on satisfactory terms may delay or abandon some or all of its development and expansion plans or otherwise forego market opportunities. DHCAL’s subsidiaries are party to debt instruments that impose significant limitations on their ability to raise additional debt financing.

Digicel’s ability to provide further capital for DHCAL is and will be substantially limited by the terms of Digicel’s indebtedness. Digicel’s equity interest in DHCAL is held through an “unrestricted subsidiary,” and any investments in it by Digicel is and will be subject to a limitation on restricted payments included in the indentures governing Digicel’s senior notes.

Digicel’s operations are subject to various operating risks including breakdowns of equipment, interruption of supplies and services and natural disasters, and resulting losses may cause a material adverse impact on Digicel’s business and operations.

Digicel uses a wireless network in each of Digicel’s markets and a microwave backbone system. In addition, Digicel uses cable and fiber networks in certain of its markets. The continued operation of Digicel’s networks involves many risks, including the breakdown of transmission equipment, the failure of billing and other core network software systems, the interruption of required power supplies and the effect of hurricanes and other natural disasters common in the Caribbean and South Pacific regions. For example, in 2004, Hurricane Ivan damaged equipment, blocked roads and disrupted power, and Digicel’s services throughout Jamaica, Grenada and the Cayman Islands were interrupted as a result. In addition, an earthquake in January 2010 caused damage to Digicel’s buildings and equipment in Haiti, and Digicel’s services throughout Haiti were interrupted as a result. Furthermore, in March 2015, a tropical cyclone caused widespread damage in Vanuatu, including damage to certain of Digicel’s assets. Although facilities in each of Digicel’s markets contain certain redundancies and back-up mechanisms, there can be no assurance that any such breakdown or failures would not prevent the affected facility from performing. Any insurance maintained to protect against certain of these operating risks may not be adequate to cover lost revenue or increased expenses. Breakdown or failure of equipment and/or systems in any of Digicel’s markets may significantly reduce its revenue or increase its costs and adversely impact its business and results of operations.

Potential acquisitions or other strategic investments may require Digicel to incur substantial additional debt and integrate new technologies, operations and services and Digicel may not be able to execute its acquisition strategy successfully.

Digicel regularly considers opportunities to expand its business in the Caribbean, Central American, South Pacific and other regions through acquisition of licenses, mergers and acquisitions, joint ventures or other forms of strategic investment in other wireless operators. Any strategic investment Digicel pursues may cause it to incur substantial additional indebtedness to finance the investment or, in the case of an acquisition, to assume the indebtedness of the entities that are acquired.

In addition, Digicel may not be able to obtain the requisite regulatory approvals to consummate such transactions. For example, Digicel had agreed in recent years to sell its El Salvador business to America Movil but in case the required regulatory approval was not obtained and the sale of the El Salvador business did not proceed. Furthermore, obtaining governmental approvals may cause delays in the consummation of a sale or impose additional costs associated with such transactions, and Digicel would be subject to business uncertainties while the sale is pending. By way of further example, the fair trading commission in Jamaica challenged Digicel’s acquisition of the Claro Jamaica business from America Movil in 2012, claiming that the acquisition would lessen competition in the market. The court of first instance ruled against Digicel on certain preliminary points in May 2012, which ruling was appealed. The Court of Appeal of Jamaica reversed the decision made at first instance and ruled in favor of Digicel. However, the fair trading commission has filed a limited appeal on certain points of law with the Privy Council. Digicel believes that the substantive challenge to the acquisition on the part of the fair trading commission has effectively concluded, as the points raised by the fair trading commission on appeal do not appear to challenge the acquisition.

Furthermore, Digicel may encounter difficulties in integrating acquired operations, including the financial information of the acquired operations, with Digicel’s own operations, including as a result of different technologies, services or service offerings. These actions could prove costly or time-consuming or divert the Company’s management’s attention from other business matters.

Digicel’s business strategy includes pursuing new license opportunities in markets in which it does not operate and Digicel expects that other wireless telecommunications operators, including some of its existing competitors, have or will obtain licenses in some of the markets where Digicel is seeking licenses. The competition to obtain or renew licenses is increasingly intense. As such, Digicel may have to pay substantial license fees and/or spectrum allocation fees in certain markets, as well as meet specified network build-out requirements. Digicel cannot assure you that it will be successful in obtaining any further wireless telecommunications licenses. If Digicel obtains more licenses, it may need to seek future funding through additional borrowings or equity offerings, and Digicel cannot assure you that such funding will be obtained on satisfactory terms or at all. Digicel would likely face significant competition from incumbents and may not be successful in these launches.

Digicel relies on its key management personnel, and its inability to retain its current personnel or attract other talented professionals may have an adverse impact on its business.

Digicel’s success to date has been influenced by the abilities and wireless telecommunications operating experience of Digicel’s senior management team, including the Company’s chairman, Digicel’s chief executive officer and others. If Digicel loses the services of one or more of the Company’s executive officers or key employees or if one or more of them decides to join a competitor, Digicel may find it difficult to find replacements with similar knowledge and experience, especially in relation to Digicel’s business. As a result, Digicel’s business, results of operations and financial condition could be adversely affected. Digicel’s future success will depend on Digicel’s continued ability to attract, retain and motivate skilled employees and other senior management personnel. If Digicel is unable to attract skilled professionals, fails to integrate them into its organization or fails to retain them after it has invested resources in their training, Digicel’s ability to compete and its operations will be affected. In addition, some members of Digicel’s senior management team are not parties to non-compete agreements covering the entire Caribbean, Central American and South Pacific markets. Therefore, a loss of key management personnel may have a material adverse effect on Digicel.

Digicel is party to a number of arrangements with affiliates, including its investment in DHCAL, and some of them may not be on an arm’s-length basis.

Digicel is party to a number of arrangements with affiliates controlled by Mr. O’Brien, the Company’s founder and Chairman of the Company’s Board of Directors, including relationships with DHCAL. These arrangements are described under “Certain Relationships and Related Party Transactions.” For example, on March 20, 2009, April 1, 2009 and October 1, 2009, Digicel made investments in DHCAL, including through a purchase of shares of DHCAL held by Mr. O’Brien. After giving effect to the investment in DHCAL, Mr. O’Brien still directly holds a controlling interest in DHCAL. Digicel expects to make additional investments, in the form of debt or equity, in DHCAL in the future. Mr. O’Brien may have an interest in pursuing transactions that, in his judgment, enhance the value of his equity investment in DHCAL, even though those transactions may involve risk.

Digicel may enter into additional related party transactions in the future. Digicel cannot assure you that the consideration in these transactions would not be different and more favorable to Digicel were they conducted with an unaffiliated third-party.

Although Digicel currently exercises management control over all its subsidiaries, it owns less than 100% in certain companies and this ownership structure carries certain risks. Disagreements or unfavorable terms in the shareholders agreements governing such subsidiaries could adversely affect Digicel’s operations or affect its ability to cause its subsidiaries to pay dividends to Digicel.

In 13 of Digicel’s markets, operations are partly owned by local investors holding minority positions ranging from 1% to 49%. In addition, DHCAL does not own all of its Panama operations. Digicel may also make new acquisitions or investments whereby it will hold less than 100% in these companies. Owning such majority interests carries certain risks, including:

•	conflicts between the policies or objectives adopted by Digicel’s partners and those adopted by Digicel or non-compliance by such partner with the policies or objectives adopted by Digicel, particularly regarding insurance coverage and sanctions compliance;

•	reputational risks from associating with Digicel’s partners;

•	disagreement with Digicel’s partners over the performance of their obligations;

•	disputes as to the scope of each party’s responsibilities;

•	financial difficulties encountered by Digicel’s partners affecting their ability to perform their obligations;

•	financial or other obligations of joint ventures, which may be (partially or wholly) guaranteed by Digicel in certain locations;

•	approval requirements imposed by shareholder agreements with certain investors may limit Digicel’s flexibility and ability to implement strategies and tactics that Digicel believes are in its best interests;

•	Digicel’s ability to withdraw funds, including dividends, from those subsidiaries depends on receiving the consent of the other investors; and

•	the requirement to purchase the equity interest of partners.

These and other risks may result in a deadlock situation and an inability to distribute profits or make further necessary investments.

Digicel’s forecasts and plans for these operations assume that Digicel’s local partners will fulfill their obligations to contribute capital. If any of Digicel’s local partners fail to observe their commitments, it is possible that the affected subsidiary would not be able to operate in accordance with its business plans or that Digicel would have to increase the level of Digicel’s investment to give effect to these plans.

While the precise terms of the arrangements vary, Digicel’s operations may be affected if disagreements develop with its local partners. Any disagreements with the minority shareholders in Digicel’s subsidiaries may have an adverse effect on its business and results of operations. Currently, Digicel has a dispute with the 30% minority shareholder in the Panama business owned by DHCAL. The dispute relates to a capital call made by the Board of Directors of the Digicel Panama business. The minority shareholder has filed certain counterclaims alleging breach of contract and other claims against Digicel. The dispute has gone to arbitration and while the hearing has completed, it is likely to be the second quarter of fiscal 2016 before the outcome of this arbitration is known. Digicel has continued to fund the Panama operation through DHCAL without diluting the minority shareholder by means of a shareholder loan pending the results of this arbitration. However, there are no assurances that Digicel will continue to do so. In addition, it is possible that the minority shareholder will take further legal action against Digicel with claims in relation to the Panama business or that further legal action will be required on the part of Digicel to resolve disputes with the minority shareholder. See “—Digicel’s current operations and its expansion plans have significant capital expenditure requirements and if Digicel is unable to acquire such additional capital in a timely manner or at terms commercially acceptable to Digicel, its business may be adversely affected”.

In addition, in some cases, Digicel may receive less information on the business activities of these companies than it would on one of its wholly-owned subsidiaries and it will typically not have full control over the companies’ conduct of business as certain topics are reserved matters for which decision making requires unanimity of the joint venture participants. Rights of minority shareholders may negatively affect the Company’s ability to control certain subsidiaries. If such conflicts or problems arise, they could have a material adverse effect on Digicel’s business, financial condition and results of operations.

Digicel operates in some markets that are considered politically and economically unstable, which could negatively affect its operations.

Digicel currently has interests in wireless telecommunications operations in 24 markets in the Caribbean region, six in the South Pacific and two in Central America. Digicel is subject to government regulation in each market. The governments in these markets differ widely with respect to structure, constitution and stability and some of these countries lack mature legal and regulatory systems. Recent political, security and economic changes have resulted in political and regulatory uncertainty in certain countries in which Digicel operates. Some of these countries have experienced political, security and economic instability in the recent past and may experience instability in the future. Furthermore, certain countries in which Digicel operates, such as Haiti, or in which Digicel may operate in the future, face significant challenges relating to lack, or poor condition, of physical infrastructure, including transportation, electricity generation and transmission.

For example:

•	Jamaica has very high public debt to GDP ratios with public debt hovering around 140% of GDP, had its credit ratings downgraded by Standard & Poor’s and Moody’s and had difficulties servicing its public debt at the end of 2009. In February 2010, the International Monetary Fund (“IMF”), approved a $1.3 billion loan to Jamaica, and Jamaica conducted an exchange offer of its debt in order to lower its interest payments. On October 31, 2011, Standard & Poor’s lowered its outlook of Jamaica from stable to negative. Jamaica’s debt servicing costs remain high, which hinder the government’s ability to spend funds on infrastructure and other programs, which in turn could have a material adverse effect on the economic activity of the country and Digicel’s business. On February 12, 2013, Jamaica launched a second debt exchange offer in order to further lower its interest payments. As a result, Standard & Poor’s lowered its credit rating for Jamaica to selective default and Fitch cut Jamaica’s sovereign credit rating to C. While Standard & Poor’s raised Jamaica’s sovereign credit rating to B- in September 2013 and to B in June 2015, there is no assurance that downgrades will not occur again in the future.

•	In addition, inflation in Jamaica had increased and the exchange rate has continued its gradual depreciation relative to the U.S. dollar. By March 31, 2015 the Jamaican dollar had depreciated by 9.1% relative to the U.S. dollar in a twelve month period, which affected Digicel’s revenue for the year ended March 31, 2015.

•	Haiti has experienced significant instability, which may continue. Conditions in Haiti were exacerbated by the earthquake in January 2010, which caused extensive damage in the country’s capital, Port-au-Prince, and surrounding areas and, more recently, cholera and hurricanes. Haiti’s long-term recovery is dependent on foreign aid, which may not be sufficient to address the country’s needs, and this could adversely affect Digicel’s business.

•	In 2006, the military of Fiji took over the government and the country did not hold democratic elections until September 17, 2014. See “Business—Digicel’s Operations”.

•	In Papua New Guinea, successful national elections were held in July 2012 (notwithstanding some local violence) and previous political rivals have now formed a coalition government, while some former government ministers are now in opposition. However, the political environment in Papua New Guinea remains fluid and may be subject to rapid change.

•	In 2010, Myanmar held an election and installed a civilian government after a long period of civil war and military dictatorship. Digicel does not know whether Myanmar will experience further instability in the future and such instability could negatively impact Digicel’s plans to develop, construct and lease telecommunications towers in Myanmar.

These challenges could interrupt Digicel’s operations and could have a material adverse impact on Digicel’s ability to maintain and grow its business.

Potential inflation in local economies may affect some customers’ ability to pay for Digicel’s subsidiaries’ services, and it may also adversely affect the stability of the communications market in those areas.

Digicel’s operations are dependent upon the economies of the markets in which Digicel has interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, GDP and interest and foreign exchange rates. Digicel may be subject to such fluctuation in the local economies and to the effect of such fluctuations on the ability of customers to pay for Digicel’s subsidiaries’ services. In addition, these fluctuations may affect the ability of the market to support Digicel’s existing wireless telephone interests or any growth in wireless telephone operations. It is also possible that a period of significant inflation in any of Digicel’s markets could adversely affect Digicel’s costs and financial condition.

Digicel may be affected by fluctuations in interest rates, which may have an adverse impact on its business and financial condition.

Digicel’s existing debt consists, in part, of U.S. dollar-denominated variable rate instruments based on a margin over a LIBOR-based benchmark, euro-denominated variable rate instruments based on a margin over a Euro LIBOR-based benchmark, Jamaican dollar-denominated debt with interest based on the Jamaican Treasury Bill rate, Trinidad and Tobago dollar-denominated debt with interest based on the discount rate for 90 day T-bills as quoted by the Central Bank of Trinidad and Tobago, Papua New Guinea kina-denominated debt with interest rates based on a benchmark lending rate published in Papua New Guinea, Samoan Tala-denominated debt with interest rates based on a benchmark lending rate published in Samoa and Fijian dollar-denominated debt with interest rates based on a benchmark lending rate published in Fiji. Changes in interest rates are driven by market conditions, the interest rate policies of various governments and central banks, and other circumstances beyond Digicel’s control. Any future increase in any of the LIBOR, Euro LIBOR or the bond funding rate will increase Digicel’s cost of debt financing, resulting in an increased use of cash flow from operating activities to service Digicel’s indebtedness. Such an increase could adversely affect Digicel’s results of operations and financial condition.

Some of Digicel’s customers depend on remittances from family members living overseas. Laws, regulations or events that limit such remittances may adversely affect its operations.

Many of the countries in which Digicel has operations depend on remittances from emigrants as a source of foreign currency. Many of Digicel’s customers depend on such remittances as either a primary or secondary source of income. Any circumstance, law, regulation or event that restricts, reduces or prevents these remittances may have an adverse effect on Digicel’s operations.

Digicel collects and processes sensitive customer data.

Digicel increasingly collects, stores and uses customer data that may be protected by data protection laws in various jurisdictions in which Digicel operates, specifically through its mobile applications, particularly for mobile financial services and Business Solutions. Regulatory authorities in some of the markets in which Digicel operates have the right to audit Digicel and impose fines if they find Digicel has not complied with applicable laws and adequately protected customer data. Although Digicel takes precautions to protect data in accordance with applicable privacy requirements, it may fail to do so and certain data may be leaked or otherwise used inappropriately. Violation of data protection laws may result in fines, damage to Digicel’s reputation and customer churn and could have an adverse effect on Digicel’s business, financial condition and results of operations.

Most of the countries in which Digicel operates do not have universal service obligations; however, if such obligations were introduced, the profitability of Digicel’s operations could be negatively impacted.

In certain of the countries in which Digicel operates, the access to telecommunications services may differ widely between urban and rural areas. When such services are available in rural areas, they are usually at significantly higher cost to providers than in urban areas, due to lower population density and access challenges due to lack of basic infrastructure, in particular roads and electricity. The purpose of universal service obligations are to provide access to persons in non-urban and isolated areas to telecommunications services by infrastructure build-out through subsidies at fair, reasonable and affordable rates. Currently Digicel is subject to such universal service obligations in some of its markets, which involves the imposition of levies on telecommunications operators to contribute to the development of infrastructure in such areas. It is possible that further markets in which Digicel operates will introduce universal service obligations in the future, which could have a negative impact on Digicel’s profitability.

Digicel’s brands are subject to reputational risks.

The brands under which Digicel sells its products and services, including the “Digicel” brand, are well-recognized brands across the geographic markets in which it operates. Digicel’s brands represent a material and valuable asset to Digicel. Although Digicel tries to manage its brands, it cannot guarantee that its brands will not be damaged by circumstances that are outside its control or by third parties such as hackers, sponsorees, or interfaces with its clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on Digicel’s activities. A failure on Digicel’s part to protect its image, reputation and the brands under which it markets its products and services may have a material adverse effect on Digicel’s business and results of operations.

Digicel may incur significant costs from wireless fraud, which could negatively affect Digicel’s operating results.

Digicel may incur costs and revenue losses associated with the unauthorized use of Digicel’s networks, including administrative and capital costs associated with the unpaid use of Digicel’s networks as well as with detecting, monitoring and reducing the incidences of fraud. Fraud also impacts interconnect costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges.

The current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a negative effect on Digicel’s financial condition or the results of its operations.

Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including automobile braking and steering systems. The actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks, could adversely affect Digicel, including by reducing Digicel’s subscriber growth rate, subscriber base or average use per subscriber. Actual or perceived risks of mobile handsets or base stations could make it difficult to find attractive sites for mobile base stations or cell towers and reduce Digicel’s growth rates, customer base and average usage per customer.

Risks Relating to Legislative and Regulatory Matters

The telecommunications operations market is heavily regulated and changes in regulation could adversely affect Digicel.

The licensing, construction, ownership and operation of telecommunications networks and the grant, maintenance and renewal of telecommunications licenses, as well as radio frequency allocations and interconnection arrangements and other attendant matters relating to Digicel’s operations are regulated by different governmental authorities in each of the markets that Digicel serves. In addition, such matters and certain other aspects of telecommunications operations, including, for instance, rates charged to customers, carriage of international traffic, international settlement rates, interconnection charges or quality of service provision, may also be subject to regulation in each of the markets that Digicel serves. Changes in the regulation of Digicel’s activities, such as increased or decreased regulation affecting retail or wholesale pricing, the terms of interconnect arrangements with other fixed-line telephone or mobile operators, or requirements for increased capital investments, could have a material adverse effect upon Digicel’s business and results of operations.

Mobile termination rates and other network interconnect rates are generally regulated. In many of the markets in which Digicel operates such rates are regulated and regulators are following the global trend towards decreasing rates with a move towards the provision of interconnection services on a cost of provision basis using long run incremental costing or other similar forms of cost-based accounting.

An example would be the significant recent decline in mobile termination rates applicable to Digicel’s operations in the French West Indies. On November 2, 2010, the French regulator, the Autorité de Régulation des Communications Électroniques et des Postes (“ARCEP”), implemented mandatory phased reductions on mobile termination rates of 38% on January 1, 2011, 38% on January 1, 2012, 60% on January 1, 2013, 15% on November 1, 2013 and a further 22% on January 1, 2015. It is possible that additional reductions in mobile termination rates will be made by ARCEP. By way of other examples, in Jamaica, the regulator reduced the mobile termination rates by 78% in July 2013 to J$1.1. In El Salvador, in August 2011, the regulator introduced a 12.5% reduction in mobile termination rates and also introduced further reductions of 11.9%, 14.8% and 21.6% in 2012, 2013 and 2014, respectively. In Anguilla, the regulator introduced decreased interconnection rates in October 2012 that has, over a phased period, decreased the mobile termination rates by approximately 66%. In Barbados, the fair trading commission published a decision in March 2015 which, if ultimately adopted as proposed, will reduce mobile termination rates by approximately 80% over a two-year period. Regulators in Trinidad and Tobago and in other markets are presently involved in or have announced consultation processes which could ultimately involve reductions in mobile termination rates; such reductions are following the global trend of reduced mobile termination rates and other interconnection charges with a move towards the cost-based provision of interconnection services. These processes and any other rate changes or changes to key financial metrics brought about through the imposition of regulatory measures could adversely affect Digicel.

Digicel also typically requires other governmental permits, including permits for the construction and operation of cell sites in each of the markets that Digicel serves. Obtaining such permits may be difficult, which could delay launches of, or improvements to, Digicel’s networks. In addition, some of the smaller markets in which Digicel operates, including Anguilla, Antigua and Barbuda, the Cayman Islands, Grenada, St. Kitts and Nevis, St. Lucia and St. Vincent and the Grenadines, require foreign-controlled companies to obtain permission from governmental officials to lease or own real property. Digicel has not obtained any such permissions. Digicel could be required to make payments to obtain such permissions, or be required to find new leases. Digicel currently does not expect any such costs to be material.

Regulation of the Internet is evolving, and unfavorable changes or failures by Digicel to comply with these laws and regulations could substantially harm Digicel’s business and results of operations.

In certain of Digicel’s markets, the laws and regulations governing use of the Internet are evolving. Any such existing and future laws or regulations may impede the growth of the Internet or other online services in such markets or otherwise adversely affect Digicel’s operations. These laws and regulations could relate to user privacy, data protection, pricing, quality of service, content, copyright, distribution, electronic contracts and other communications, consumer protection, universal service obligations and Internet access. In addition, it may not be clear how existing laws governing matters such as intellectual property ownership and personal privacy apply to the Internet in Digicel’s markets. Any changes in the applicable law and regulations relating to these matters may negatively impact Digicel’s business.

Digicel could be subject to unexpected political, economic or legal developments that impact telecommunications regulations, particularly in countries where the regulatory regimes are less well-established.

The regulatory regimes in most of the countries in which Digicel operates are less well-established than in developed countries where meaningful regulation in the telecommunication industry has existed for a longer time. As a result, Digicel’s operations could be subject to unexpected political, economic or legal developments that impact telecommunications regulation, which could adversely impact Digicel’s business. There can be no assurance that the laws or administrative practices relating to taxation (including the current position as to withholding taxes on interest or dividends from the subsidiaries and tax concessions in certain operations), foreign exchange, export controls or otherwise in these or other jurisdictions will not change. The number of regulatory measures that Digicel’s operations are subject to may also increase or become more onerous in these countries as these countries reform their telecommunications laws. Some countries such as Papua New Guinea,

Barbados, Guyana, Tonga, Suriname, St. Lucia, St. Vincent and the Grenadines, Grenada and Dominica and Antigua and Barbuda have announced plans to reform, or are in the process of reforming, their telecommunications laws. Any changes in the applicable law and regulatory framework relating to Digicel’s activities may negatively impact Digicel’s business.

For example, in Jamaica, the regulator designated Digicel’s Jamaica operation and its other mobile competitor as dominant public voice carriers. As a result, Digicel became subject to more regulation in Jamaica, in particular in relation to interconnection rates. For example, the Jamaican regulator, the Office of Utilities Regulation (“OUR”), imposed regulated prices for mobile termination initially through the imposition of interim rates in May 2012 and then by issuing its final determination on new mobile termination rates at the end of May 2013 following its cost model consultation process. As a result, mobile termination rates are now set at J$1.1 (approximately one U.S. cent). The actions taken by the OUR were facilitated by the introduction of a new telecommunications policy which resulted in a comprehensive update to the applicable Telecommunications legislation. While the new government had previously indicated that new legislation would have to go through proper consultation and debate before being considered for a vote, in May 2012, the Jamaican parliament approved a new bill to amend the Telecommunication Act without any consultation with the industry. This bill was passed by Parliament as “emergency legislation,” which legislation significantly increased the powers of the OUR, including the ability to set interim termination rates and interim retail price caps; award damages to third parties; conduct search and seizure of an operator’s premises and property without the need for a court order; request any information that the OUR deems to be of interest; disclose information that is currently considered to be confidential; and set termination rates based on long-run incremental costs. Digicel believes that some of these amendments and the manner in which they were enacted are unconstitutional. These extended powers granted to the OUR by the passing of this emergency legislation in 2012 may have a material adverse impact on Digicel’s retail and wholesale revenue and generally Digicel’s operations in Jamaica. In addition, the government of Jamaica introduced two new taxes on the telecommunications sector in May 2012 and in February 2013 made these subject to a general consumption tax. See “—Digicel may be subject to further taxes or fees imposed by various governmental entities”.

In Papua New Guinea from late 2007 to late 2009, telecommunications legislation was under review by the government. This legislative review included at one stage a proposal to reformulate Digicel’s license that would have resulted in it effectively operating as a mobile virtual network operator, relying on a telecommunications network operated solely by the incumbent telecommunications operator in Papua New Guinea. Following extensive discussions between DPL, and the government at the time, this proposal was removed from the draft legislation. The new telecommunications legislation came into effect in October 2010 and did not contain this proposal. However, the telecommunications legislation remains subject to review from time to time. The regulator is currently conducting a consultation process in Papua New Guinea relating to proposed amendments to the existing regulatory framework. Digicel is engaged in this ongoing consultation process.

The telecommunications regulator in Papua New Guinea has also announced that it would mandate SIM registration in mid- to late 2014 although this process has been delayed. SIM registration would require both existing and new prepaid subscribers to provide personal identification details as a prerequisite to receiving service. It is likely that there will be a requirement to disconnect current subscribers who fail to register themselves after a grace period that is yet to be determined. As the vast majority of Papua New Guineans do not hold formal identification documentation and live in rural and remote communities, the SIM registration requirement could have the practical effect of limiting the potential number of mobile subscribers in Papua New Guinea until such requirements can be addressed, and this could potentially negatively impact Digicel’s subscriber base and revenue in Papua New Guinea.

In addition, Digicel’s competitors are often state-owned or have ties with the government. As such, they may receive financial support from the state, and be subject to less onerous regulations than Digicel is.

In some of Digicel’s markets, Digicel may not be granted the licenses it applies for in order to provide its products, such as Cable TV & Broadband; Digicel’s licenses and frequency allocations are subject to ongoing review which may result in modification, early termination, revocation or non-renewal.

Digicel may not be granted the licenses it applies for in order to provide the products it may wish to offer. In addition, the continued existence and terms of wireless telecommunications licenses and frequency allocations are subject to ongoing review and, in some cases, to modification or early termination or revocation. While Digicel would not expect to be required to cease operations in any market at the end of the term of Digicel’s business arrangement, license or permit, Digicel cannot assure you that business arrangements or licenses will be renewed on equivalent or satisfactory economic terms, or at all. For example, in Aruba, Digicel’s license was renewed in January 2013; however, the renewal is subject to onerous conditions such as requirements to install equipment in Aruba that is currently operated out of a central location outside of Aruba, thus increasing Digicel’s capital expenditure. Digicel has challenged this imposition through the Courts in Aruba and was successful with this challenge before the Court of first instance in Aruba. The regulator has appealed this decision and the matter is ongoing. Digicel’s licenses expire at various times between 2015 and 2029. Upon termination or revocation, the license may revert to the government or local telecommunications agency without, in some cases any, or adequate, compensation to Digicel.

In another example, the government of Fiji issued a decree on spectrum allocation in 2009 giving the Minister for Communications wide ranging discretion to reallocate spectrum or to impose additional license fees across telecommunications and broadcast companies operating in Fiji without any right of appeal or legal redress and without provision for the payment of compensation. Although a new spectrum management regime was introduced in 2013, the Minister’s discretion to reallocate spectrum as granted in 2009 has not been formally repealed. In other markets, Digicel may be subject to limitations on spectrum allocation, which could limit Digicel’s ability to provide services such as Long-term Evolution (“LTE”) or to address additional requirements for capacity to serve existing customers.

In Curaçao, the 15-year concession Digicel received in 1999 for the construction, maintenance and operation of a public mobile telecommunication infrastructure in the Netherlands Antilles has now expired. While Digicel has received assurances that it will be allowed to operate under the terms of the expired concession until such time as a new concession is issued to Digicel in Curaçao, there can be no assurance as to when a new concession will be in place. Any failure to retain or recover a new concession could have a material adverse effect on Digicel’s business and results of operations.

Certain disputes with regulators or with competitors could adversely affect Digicel if they are not resolved in Digicel’s favor.

Digicel is party to certain disputes with regulators and competitors from time to time that could have a material adverse effect on its business and results of operations.

Operators that are determined to be “dominant” may be subject to additional regulation, and in particular, additional regulation on interconnection charges, retail rates or wholesale rates. For example, the Telecommunications Appeal Tribunal, set up under Section 61 of the Jamaica Telecommunications Act 2004 to hear appeals by persons aggrieved by any decision of the OUR, confirmed on May 31, 2010 an earlier OUR determination that all mobile operators in Jamaica are declared dominant. As a result, mobile operators in Jamaica, including Digicel, are subject to more regulation, including an obligation to issue a Reference Interconnect Offer that includes rates which need to be approved by the regulator. The OUR launched its cost calculation consultation in 2012 and issued its final determination on May 31, 2013 in which it established that Jamaican mobile termination rates shall be set at J$1.1 (approximately one U.S. cent) with effect from July 1, 2013. In the year ended March 31, 2015, domestic mobile termination revenue in Jamaica represented approximately 1.4% of Digicel Jamaica’s total revenue and 0.2% of Digicel’s consolidated revenue.

Digicel uses the Jamaican Mobile Country Code and Mobile Network Code (a technical routing number not dialed by customers, also known as the Home Network Identity (“HNI”) Code) in many of the markets in which

Digicel operates, a practice which provides significant operating benefits for Digicel because it allows for the faster deployment of roaming services. However, this practice is being disputed by some regulatory officials and some of Digicel’s competitors. In September 2008, the International Telecommunications Union (“ITU”), approved annex E to Recommendation E.212, which states that in the event that both regulators agree that an operator can use an HNI extra-territorially, each of the regulators will notify the ITU. Since this is a recommendation, Digicel opted not to proactively seek such approvals from the relevant regulators, but should this issue arise in any jurisdiction, Digicel will then undertake this exercise. Digicel believes it could obtain such approvals without adversely affecting its business or operation if Digicel were required to do so. However, if Digicel is unable to do so, Digicel would incur significant costs to change all Digicel’s customers’ SIM cards, customer disruption as a result of changing the SIM cards, and loss of revenue from roaming and due to customer disruptions and churn.

In Papua New Guinea, the National ICT Authority (“NICTA”) has, through the Minister responsible for telecommunications, regulated prepaid mobile prices which has required Digicel PNG, a direct, wholly-owned subsidiary of DPL (“Digicel PNG”), to reduce its tariffs for off-net traffic so that it is no more than 40% higher than on-net traffic. The new regulation took effect in November 2012. NICTA also has the power to regulate wholesale services such as infrastructure sharing and international connectivity or to designate certain services as ‘declared services’ which they can then regulate. NICTA has the authority to arbitrate disputes over interconnect rates where commercial agreement cannot be reached.

In Samoa and Vanuatu, Digicel has been designated as dominant by the respective regulators, which means that Digicel’s operations in those markets are potentially subject to increased levels of regulation. In Samoa, Digicel is subject to retail price regulation. Digicel has also been subject to complaints by the regulator and by other operators relating to alleged abuses of dominance. Digicel has similarly been subject to complaints of anti-competitive behavior by a competitor in Vanuatu. In addition, there is the possibility that Digicel may be declared “dominant” in certain markets by regulators, which would subject Digicel to additional regulation, including additional regulation on interconnection rates and/or regulation on retail and wholesale pricing of services or adverse regulation only applicable to Digicel.

Digicel Panama, in which the Company owns an indirect 44.97% interest on a fully diluted basis, is the subject of a pending tax audit in Panama pursuant to which the government is seeking material amounts, including penalties and interest. The previous government tax authority (“ANIP”) had notified Digicel Panama that it believes there have been criminal tax violations by Digicel Panama and its legal representatives and officers (which include certain of Digicel’s senior officers). Digicel Panama and its management has vigorously contested such findings as it believes that it has fully co-operated with the tax authorities and made all required disclosures in relation to its tax affairs. In October 2014, the Supreme Court of Panama declared that ANIP had been established in an unconstitutional manner and it was effectively dissolved. However, the resolutions issued by ANIP during its period in being remain in effect. This includes these resolutions issued relating to Digicel Panama. Digicel is presently fully engaged with the new tax authority in Panama known as the DGI, which is part of the Department of Finance, and is hopeful that all matters can be resolved and that all claims of criminal tax violations will be withdrawn. There can be no assurances as to the ultimate resolution, but any adverse outcome could have a material adverse effect on Digicel.

Digicel may be subject to further taxes or fees imposed by various governmental entities.

The telecommunications sector is seen by many governments as a highly profitable sector, and in an effort to increase revenue for the state, governments may impose new fees, taxes or levies directed at Digicel’s sector.

In June 2005 (extended indefinitely in 2008), Jamaica’s Minister for Commerce, Science and Technology imposed a levy of $0.02 on each international incoming call to raise funds from the telecommunications industry for rolling out broadband Internet access to schools and libraries (through a universal service fund). Including this levy, international settlements still remain below the U.S. Federal Communications Commission’s benchmark for Jamaica. At the end of May 2012, the Jamaican Minister of Finance announced a number of new tax measures aimed at raising approximately $60 million for the government in fiscal year 2012 from the telecommunication sector. These new taxes took effect on July 15, 2012 and comprise (a) a $0.075 per minute tax on all incoming international calls terminating on a mobile network in Jamaica (inclusive of all inbound roaming minutes), (b) a J$0.05 per minute tax on all fixed-to-fixed calls originating and terminating in Jamaica, and (c) a J$0.40 per minute tax on all other calls originating from a public mobile network in Jamaica to domestic or international numbers (including outbound roamers). In addition, during the course of 2012 and 2013, the government of Jamaica introduced two new taxes on the telecommunications sector with the stated aim of raising additional government revenue. These include (a) the intent to include the call taxes noted above as part of the general consumption tax base and (b) the requirement for telecommunications providers to charge general consumption tax on the face value of supplies made rather than on the consideration received. While certain of these taxes can be passed through to Digicel’s customers, Digicel needs to absorb others which has impacted its revenue.

In Anguilla, the government introduced a 7% levy on telecommunication services as of November 1, 2010. In Haiti, effective as of June 15, 2011, the government introduced a new tax of $0.05 per minute on incoming international calls. Other Caribbean governments have begun undertaking reviews of companies in the telecommunications sector and have been able to obtain monetary settlements from such companies. Digicel cannot predict the results of any such reviews. In Fiji, Papua New Guinea, Samoa and Vanuatu, the respective governments have considered levying additional universal service obligation charges on network providers. The Minister of Finance in Barbados announced on June 15, 2015 that, effective as of August 1, 2015, a mobile airtime excise duty on cellular phones will be imposed at a nominal rate of $0.03 Barbados dollars (U.S. $0.015) per minute for both service providers in Barbados. No details are yet available as to the precise workings of this tax or the impact, if any, that it will have on operations in Barbados. Discussions have also taken place in the Organization of Eastern Caribbean States, Jamaica, TCI, the British Virgin Islands and Suriname to impose or increase various taxes on the telecommunications sector. The imposition of these taxes and fees and any other additional taxes and fees by governmental entities in other markets could negatively impact Digicel’s results of operations.

The Company, being the holding company of Digicel, may become subject to taxes in Bermuda after March 31, 2035, which may have a material adverse effect on Digicel’s results of operations and shareholders’ investments.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given the Company assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to the Company or any of its operations, shares, debentures or other obligations until March 31, 2035, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by the Company in respect of real property owned or leased by it in Bermuda. See “Material Bermuda and U.S. Tax Considerations—Bermuda Tax Considerations”. Given the limited duration of the Bermuda Minister of Finance’s assurance, the Company cannot assure shareholders that it will not be subject to any Bermuda tax after March 31, 2035.

Digicel is subject to taxes in the countries in which it operates, which may reduce amounts Digicel receives from its operations or may increase its tax costs.

Tax returns from previous years may be scrutinized by the local tax authorities and there is a risk that unidentified issues or exposures might arise. Many of the countries in which Digicel operates have increasingly turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. In addition, the provisions of new tax laws may prohibit Digicel from passing these taxes on to Digicel’s local customers. Consequently, these taxes may reduce the amount of earnings that Digicel can generate from its services. If these or other tax assessments are ultimately resolved unfavorably to Digicel, this could reduce amounts Digicel receives from its operations or may increase its tax costs.

Digicel is subject to various anti-corruption laws and regulations.

Digicel is subject to various anti-corruption laws and regulations that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Digicel has business in countries and regions which are less developed and are generally recognized as potentially more corrupt business environments. Accordingly, Digicel has developed specific internal policies and procedures relating to the prevention of such payments and the reporting of such activities both internally and, where required, to the appropriate external authorities. However, Digicel’s operations in such markets create the risk of unauthorized payments or offers of payments by one of Digicel’s employees or agents that could be in violation of various anti-corruption laws and there is a risk that in certain instances Digicel’s internal policies and procedures may not be adequate. If Digicel or any of its employees or agents is found to have violated any of these anti-corruption laws and regulations, it could have a material adverse effect on Digicel’s business, brand, reputation, financial condition and results of operations.

Risks Relating to Digicel’s Capital Structure

Digicel’s leverage and debt-service obligations could have an adverse effect on its financial health, diminish Digicel’s ability to raise additional capital to fund its operations, limit the amount of cash Digicel has available, for example for acquisitions and cash dividend payments, and limit its ability to react to changes in the economy or the telecommunications industry.

Digicel has a substantial amount of debt and significant debt service obligations. As of March 31, 2015, after giving effect to this offering and the use of proceeds thereof, Digicel’s total consolidated gross debt would have been approximately $         billion. For more information on Digicel’s indebtedness, see “Description of Our Indebtedness”. In addition, as of March 31, 2015, DHCAL and its subsidiaries had $380.6 million of total debt, including $74.5 million of non-recourse project finance debt that is guaranteed by DGL and $306.1 million owed to Digicel. We have recognized impairment charges totaling $279.5 million and recorded $20.0 million as our share of losses against the carrying value of the loans. As of March 31, 2015, the carrying value of our investment in DHCAL (including our loans) for accounting purposes was $6.6 million.

Digicel’s substantial current level of indebtedness could have important negative consequences for Digicel. For example, it could:

•	require Digicel to dedicate a large portion of its cash flow from operating activities to fund payments on its debt, thereby reducing the availability of Digicel’s cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase Digicel’s vulnerability to adverse general economic or industry conditions;

•	limit Digicel’s flexibility in planning for, or reacting to, changes in its business or the industry in which Digicel operates;

•	limit the amount of cash available for cash dividend payments;

•	limit Digicel’s ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	restrict Digicel from making strategic acquisitions or exploiting business opportunities;

•	make it more difficult for Digicel to satisfy its obligations with respect to the agreements governing Digicel’s existing debt; and

•	place Digicel at a competitive disadvantage compared to its competitors that have less debt.

In the event of significant and/or sustained financial difficulties, there is no guarantee that Digicel would continue to be able to meet all of its debt service obligations, and in the event that inability to meet debt payment obligations resulted in insolvency proceedings or reorganization, investors could lose all or a significant portion of their investment.

A significant increase in its net indebtedness could result in changes in the terms on which credit is extended to Digicel.

A significant increase in Digicel’s net indebtedness could result in changes to the terms on which banks and suppliers are willing to extend credit to Digicel. For example, this could increase Digicel’s costs of financing or cause Digicel to become obligated to make early repayment on some or all of its indebtedness, either of which could have a material adverse effect on Digicel’s business, financial condition and results of operations. See “—Risks Relating to Digicel’s Business, Technology and Competition—Digicel operates in some markets that are considered politically and economically unstable, which could negatively affect its operations”.

Failure to compete effectively with our existing competitors and to adapt to new competition and new technologies or failure to implement our business strategy while maintaining our existing business could result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit ratings, which could restrict our access to the capital markets.

Digicel and its subsidiaries may be able to incur substantially more debt.

Subject to the restrictions in the indentures governing Digicel’s outstanding senior notes and in other instruments governing Digicel’s outstanding debt, Digicel and its subsidiaries may be able to incur substantial additional debt in the future, including secured debt. Although the terms of the indentures governing Digicel’s outstanding senior notes and the instruments governing certain of Digicel’s other outstanding debt contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and debt incurred in compliance with these restrictions could be substantial. To the extent new debt is added to Digicel’s current debt levels, the substantial leverage-related risks described above would increase. For example, Digicel will be required to use a portion of future cash flow from operating activities to service the principal and interest payments on Digicel’s indebtedness, which will reduce the funds available for operations, including capital investments and business expenses.

Digicel’s indebtedness imposes restrictions on its business that limit its ability to take certain actions, including the payment of dividends.

The various debt instruments to which Digicel is a party contain covenants and undertakings that bind Digicel and limit its flexibility in operating its business. For example, these agreements restrict, among other things, Digicel’s ability and certain of its subsidiaries to, among other things:

•	borrow money;

•	pay dividends or make other distributions;

•	create certain liens;

•	make certain asset dispositions;

•	make certain loans or investments;

•	issue or sell share capital of Digicel’s subsidiaries;

•	issue certain guarantees;

•	enter into transactions with affiliates; and

•	amalgamate, merge, consolidate, or sell, lease or transfer all or substantially all of Digicel’s assets.

For example, each indenture governing the Company’s senior notes generally prohibits the payment of dividends except out of a cumulative basket based on an amount equal to the excess of cumulative EBITDA (as defined in such indentures) over 175% of interest expense, subject to certain other tests and certain exceptions. In addition, our subsidiaries have debt facilities that require them to maintain specified ratios and satisfy specified financial tests. The ability of our subsidiaries to meet these financial ratios and tests may be affected by events beyond Digicel’s control and, as a result, Digicel cannot assure you that it will be able to meet these ratios and tests. In the event of a default under the these facilities, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may, as a result, be accelerated and become due and payable. Digicel may be unable to pay these debts in such circumstances. If Digicel were unable to repay those amounts, lenders could proceed against the collateral granted to them to secure repayment of those amounts. Digicel cannot assure you that the collateral will be sufficient to repay in full those amounts and amounts owing to the noteholders. Digicel cannot assure you that the operating and financial restrictions and covenants in these agreements will not adversely affect Digicel’s ability to finance its future operations or capital needs, or engage in other business activities that may be in its interest, or react to adverse market developments. See “Description of Our Indebtedness”.

The Company is dependent upon payments from its subsidiaries to fund payments under the indentures governing its outstanding senior notes, and its ability to receive funds from its subsidiaries is dependent upon the profitability of its subsidiaries and restrictions imposed by law and contracts.

The Company is a holding company that does not itself conduct any business operations. As a result, it relies upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations. Its subsidiaries are separate and distinct legal entities and they will have no obligation to make any funds available to DGL to satisfy obligations, whether by dividend, distribution, loan or other payments.

Certain of our subsidiaries are parties to indentures or similar agreements governing their debt obligations, each of which imposes substantial restrictions on their ability to pay dividends. Any payment of dividends to us to fund debt sources or dividends will be subject to the satisfaction of certain financial conditions set forth in the DIFL Facility, as defined below. Specifically, (a) each indenture of Digicel Limited, or “DL”, our holding company subsidiary of our Caribbean business, generally prohibits the payment of dividends except out of a cumulative basket based on an amount equal to the excess of cumulative EBITDA (as defined under such indentures) over 175% of interest expense, subject to certain other tests and certain exceptions and (b) the DIFL Facility generally only permits dividends if DIFL (the intermediate holding company that owns our Caribbean business) remains in pro forma compliance with its financial maintenance covenants. The ability of our subsidiaries to comply with such conditions may be affected by events that are beyond their control.

A breach of any such conditions could result in a default under the DL Indentures or the DIFL senior secured credit facilities (the “DIFL Facility”), as applicable, and in the event of any such default, the holders of the senior notes issued under the DL Indentures or the lenders under the DIFL Facility could elect to accelerate the maturity of all of the senior notes issued under the DL Indentures or the loans outstanding under the DIFL Facility. If the maturity of the senior notes issued under the DL Indentures or the loans outstanding under the DIFL Facility were to be accelerated, all such outstanding debt would be required to be paid in full before DL, DIFL or certain of their subsidiaries would be permitted to distribute any assets or cash to the Company. Future borrowings by DL, DIFL or their subsidiaries can also be expected to contain restrictions or prohibitions on the payment of dividends by such subsidiaries to us. In addition, if the maturity of the senior notes issued under the DL Indentures or the loans outstanding under the DIFL Facility and the DPL project financing facilities were to be accelerated, then this could constitute a default under the Company’s existing indentures. Furthermore, a payment default, or an acceleration of the maturity of the senior notes issued under the DL Indentures or our indentures could constitute a default under the DIFL Facility, following which the lenders under the DIFL Facility could elect to accelerate the maturity of all of the loans outstanding under the DIFL Facility.

The terms of the various project financings by our South Pacific holding company, “DPL”, and certain of its subsidiaries also impose restrictions on DPL’s and certain of its subsidiaries’ ability to pay dividends to the Company. In Papua New Guinea, DPL’s largest market, the project finance facility permits dividends to be paid to DGL provided it remains in compliance with its covenants and no default or potential event of default exists thereunder. See “Description of Our Indebtedness”.

A breach of any such restriction could result in a default under the DPL project financing facilities, and, in the event of any such default, the lenders under the DPL project financing facilities could elect to accelerate the maturity of all of the loans outstanding under the DPL project financing facilities. If the maturity of the loans outstanding under the DPL project financing facilities were to be accelerated, all such outstanding debt would be required to be paid in full before DPL and certain of its subsidiaries would be permitted to distribute any assets or cash to the Company. Similar restrictions would apply under Digicel Panama’s project financing facilities if it were to become one of Digicel’s subsidiaries.

The ability of Digicel’s subsidiaries to make such payments to the Company will also be subject to, among other things, the availability of profits or funds, applicable laws, such as foreign exchange control and other local laws, including surplus, solvency and other limits imposed on the ability of companies to pay dividends. In addition, although the Company maintains management control over all of its subsidiaries, the Company has some subsidiaries with local minority equity participants who may object to payment of dividends.

Where Digicel’s cash flow is insufficient for executing its growth strategy, it will be dependent on external sources of capital and access to such sources could be restricted for a variety of reasons.

While Digicel relies on cash flow to fund its assets and operations and interest payments, it may not always generate sufficient cash flow to finance its acquisitions and major capital expenditure projects, and consequently, the execution of Digicel’s growth strategy may sometimes require access to external sources of capital. Any limitations on Digicel’s access to capital on satisfactory terms or at all, could then impair Digicel’s ability to execute its strategy and could reduce its liquidity and ability to make dividend distributions.

No assurance can be given that financing will continue to be available to Digicel on acceptable terms, or at all. Limitations on Digicel’s access to capital, including on its ability to issue additional debt and equity, could result from events or causes beyond Digicel’s control, such decreases in its creditworthiness or profitability, significant increases in interest rates, increases in the risk premium generally required by investors, decreases in the availability of credit or the tightening of terms required by lenders. Any limitations on Digicel’s ability to secure additional capital, continue its existing finance arrangements or refinance existing obligations could limit Digicel’s liquidity, its financial flexibility or its cash flows and affect its ability to execute its strategic plans, which could have a material adverse effect on Digicel’s business, results of operations and financial condition.

A downgrade in our credit ratings could negatively affect our ability to access capital and increase the cost of maintaining our credit facilities and any new debt.

Failure to compete effectively with our existing competitors and to adapt to new competition and new technologies or failure to implement our business strategy while maintaining our existing business could result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit ratings, which could restrict our access to the capital markets.

Risks Relating to this Offering and our Common Shares Structure

Mr. O’Brien, the Company’s founder and Chairman of the Board of Directors, has control over most shareholder decisions as a result of his control of a majority of the Company’s voting shares and will have significant influence over the composition of the Board of Directors, which directs Digicel’s business.

Mr. O’Brien, the Company’s founder and Chairman of the Board of Directors, will be able to exercise voting rights with respect to an aggregate of             Class B common shares, which will represent approximately     % of the voting power of the Company’s issued and outstanding share capital following this offering. In addition, Mr. O’Brien owns 51.9% of DHCAL’s shares on a fully diluted basis. As a result, Mr. O’Brien has significant influence over those matters requiring approval by shareholders, including the election of Directors, amendments to the Company’s and its subsidiaries’ constitutive documents and certain significant corporate transactions and his interests may not in all cases align with other shareholders’ interests.

This concentrated control could delay, defer, or prevent a change of control, amalgamation, merger or consolidation of the Company that the Company’s other shareholders support, or conversely this concentrated control could result in the consummation of such a transaction that the Company’s other shareholders do not support. This concentrated control could also discourage a potential investor from acquiring the Company’s Class A common shares due to the limited voting power of such shares relative to the Class B common shares and might harm the market price of the Company’s Class A common shares. In the event of his death, the shares of the Company that Mr. O’Brien owns will be transferred to the persons or entities that he designates. As a board member and officer, Mr. O’Brien owes a fiduciary duty to the Company and must act in good faith in a manner he reasonably believes to be in the best interests of the Company. As a shareholder, even a controlling shareholder, Mr. O’Brien is entitled to vote his shares in his own interests, which may not always be in the interests of the Company’s shareholders generally.

Digicel’s agreement with Mr. O’Brien on the use of the Digicel brand name outside of its current markets may adversely affect Digicel’s reputation and limit its ability to expand into other regions.

Digicel has entered into a co-existence agreement with a company controlled by Mr. O’Brien. Pursuant to the agreement, outside of North America, Central America, South America, the Caribbean and the South Pacific, Mr. O’Brien may use the Digicel brand name, and Digicel may not use it absent the entry into license agreements. The restrictions imposed by this agreement may adversely affect Digicel’s ability to use Digicel’s brand and compete effectively. In addition, Mr. O’Brien could use the Digicel brand name in a manner that adversely affects Digicel’s reputation. In particular, in the event that we wanted to expand our operations to countries outside of North America, Central America, South America, the Caribbean or the South Pacific, we would have to enter into new arrangements with Mr. O’Brien for the use of the Digicel brand in those countries. We cannot assure you that we would be able to do so on satisfactory terms or at all. This could limit our future growth. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Co-Existence Agreements”.

The dual class structure of the Company’s common shares has the effect of concentrating voting control with Mr. O’Brien; this will limit or preclude your ability to influence corporate matters.

The Company’s Class B common shares have ten votes per share, and the Company’s Class A common shares, which are the shares the Company is offering in this offering, have one vote per share. Shareholders who hold Class B common shares, including Mr. O’Brien, the Company’s founder and Chairman of the Board of Directors, will together hold approximately     % of the voting power of the Company’s issued and outstanding share capital following its initial public offering. Because of the ten-to-one voting ratio between the Company’s Class B and Class A common shares, the holders of the Company’s Class B common shares collectively will continue to control a majority of the combined voting power of the Company’s common shares and therefore be able to control most matters submitted to the Company’s shareholders for approval so long as the Class B common shares represent at least 10% of all issued and outstanding Class A and Class B common shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to members of Mr. O’Brien’s immediate family, for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long-term. If, for example, Mr. O’Brien retains a significant portion of his holdings of Class B common shares for an extended period of time, he could, in the future, continue to control a majority of the combined voting power of the Company’s Class A common shares and Class B common shares.

An active market for our Class A common shares may not develop and if such a market does develop, the price of common shares is subject to volatility.

Before this offering, no public market for our Class A common shares has existed. The initial public offering price for our Class A common shares will be determined by negotiations between us and the representatives for the underwriters. An active public market for our shares may not develop or be sustained after this offering. Even if an active market develops, the market price for our shares may fall below the initial public offering price. The market price of our shares could be subject to significant fluctuations due to a variety of factors, including actual or anticipated fluctuations in our operating results and financial performance, economic downturns, political events in the jurisdictions where we operate or other changes in our industries, changes in financial estimates by securities analysts, the introduction of new products or technologies by us or our competitors, or our failure to meet expectations of analysts or investors.

Volatility in our share price could subject us to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because telecommunications companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our financial condition or results of operations.

Substantial sales of our Class A common shares after this offering may adversely affect our share price.

The market price for our shares could decline as a result of sales of our Class A common shares by our shareholders after this offering, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The              Class A common shares being sold in this offering will be freely transferable under the U.S. securities laws immediately after issuance, except for any shares sold to our affiliates. Our directors, officers and Mr. O’Brien, who will collectively own              shares of our Class A common shares and              of our Class B common shares after this offering, have agreed under written lock-up agreements that they will not sell their shares for 180 days following the date of this prospectus without the prior written consent of the underwriters. However, after the expiration or waiver of the lock-up agreements, a large number of additional common shares held by our shareholders will be transferable without restriction. Following the expiration of the lock-up period, shareholders owning approximately              million of our Class A common shares and              of our Class B common shares will be entitled, under a registration rights agreement, to exercise their demand registration rights to register their Class A common shares under the Securities Act. If this right is exercised, such shareholders could sell a large number of shares pursuant to the registration rights and cause the price of our Class A common shares to decline. See “Shares Eligible For Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for more information.

Investors will experience immediate and substantial dilution.

The estimated initial public offering price of our Class A common shares is substantially higher than the net tangible book value per share of our Class A common shares immediately prior to the offering. If you purchase Class A common shares in this offering, you will experience immediate and substantial dilution in the net tangible book value per share from the public offering price of $         per Class A common share. See “Dilution”.

You may be diluted by the future issuance of additional Class A common shares in connection with our incentive plans, acquisitions, conversions of our Class B common shares into Class A common shares or otherwise.

After this offering we will have approximately              million Class A common shares authorized but unissued. Our amended and restated bye-laws to become effective as of the closing of this offering authorizes us to issue these Class A common shares and options, rights, warrants and appreciation rights relating to Class A common shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved              shares for issuance under incentive compensation plans. See “Management—Compensation”. In addition, upon transfer of any of our Class B common shares by a Class B holder (except in permitted transfers), or if the holders of Class B common shares own Class B common shares representing less than 10% of our total issued and outstanding common shares, Class B common shares will automatically convert into Class A common shares, increasing the number of issued and outstanding Class A common shares. See “Description of Share Capital—Common Shares—Conversion, Transferability and Exchange”. Any common shares that we issue, including under any equity incentive plan or upon conversions of our Class B common shares, would dilute the percentage ownership held by the investors who purchase Class A common shares in this offering.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a company listed in the U.S., we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) and the NYSE rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and other reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. In addition, as our strategy includes pursuing acquisition opportunities, we will need to use resources to integrate any new business we acquire into our disclosure controls and procedures and our internal control processes. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. We will need to hire more staff to comply with these requirements, which will increase our costs. We may have difficulty locating qualified personnel.

We will be exposed to risks relating to the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

We will need to evaluate, test and implement internal controls over financial reporting to enable management to report on, and our independent registered accounting firm to attest to, such internal controls as required by Section 404 of the Sarbanes-Oxley Act beginning with our second annual report after this offering. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls and the hiring of additional personnel. Any such actions could negatively affect our results of operations.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain disclosure and corporate governance standards applicable to U.S. issuers. This may be less favorable to holders of our Class A common shares.

As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Securities Exchange Act of 1934, as amended. For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are not subject to the proxy requirements under the Exchange Act, and we are not generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we will be permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Bermuda law.

As a foreign private issuer, we have the option to follow certain Bermuda corporate governance practices rather than those applicable to domestic companies listed on the NYSE, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:

•	Independent Directors. Under the rules of the NYSE, a U.S. domestic listed company, other than a controlled company, must have a majority of independent directors on its board. Under Bermuda law, there is no requirement to appoint any independent directors. Three of our nine directors are independent under the NYSE rules.

•	Independent Remuneration Committee. Under the rules of the NYSE, a U.S. domestic listed company, other than a controlled company, must have a remuneration committee comprised only of independent directors. Under Bermuda law, there is no requirement to appoint any independent directors. Two of the three directors on the remuneration committee are not independent.

•	Independent Oversight of Director Nomination Process. Under the rules of the NYSE, a U.S. domestic listed company, must have a nominating/corporate governance committee composed entirely of independent directors. Our nominating committee is comprised of non-independent directors.

•	Meetings of Non-Management Directors. Under the rules of the NYSE, non-management directors of a U.S. domestic listed company must hold regularly scheduled “executive sessions” without management participation. In addition, the NYSE rules require an annual executive session of only independent directors. Under Bermuda law, there is no requirement to hold regularly scheduled “executive sessions” without management participation or a requirement to have an annual executive session of only independent directors, and our bye-laws do not require such sessions.

•	Shareholder Voting. Under the rules of the NYSE, shareholders must be given the opportunity to vote on issuances of equity securities above specified thresholds and equity-compensation plans and material revisions thereto, with certain limited exemptions. However, Bermuda law and our bye-laws do not require shareholder approval for the issuance of authorized but unissued shares.

We may in the future elect to follow home country practices in Bermuda with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. See “Management—Corporate Governance Practices”.

We will lose our foreign private issuer status if we fail to meet the requirements under U.S. securities laws necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to prepare and report our consolidated financial statements in accordance with generally accepted accounting principles in the United States rather than IFRS, as issued by the IASB, and that transition would involve significant cost and time. We would also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.

The payment of future dividends will depend on Digicel’s financial condition and results of operations, as well as on its operating subsidiaries’ distributions to the Company.

The amount of dividends paid for a given financial exercise, if any, by the Company will depend on, among other things, the Company’s future operating results, cash flows, financial position, capital requirements, the sufficiency of its distributable reserves, the ability of the Company’s subsidiaries to pay dividends to the Company, the ability of the Company to pay dividends pursuant to Bermuda law, its debt agreements, credit terms, general economic conditions and other factors that the Company may deem to be significant from time to time. Furthermore, because the Company is a holding company that conducts its operational business mainly through its subsidiaries, the Company’s ability to pay dividends depends directly on the Company’s operating subsidiaries’ distributions to the Company. See “—Risks Relating to Digicel’s Capital Structure—The Company is dependent upon payments from its subsidiaries to fund payments under the indentures governing its outstanding senior notes, and its ability to receive funds from its subsidiaries is dependent upon the profitability of its subsidiaries and restrictions imposed by law and contracts”. The amount and timing of such distributions will depend on the laws of the operating companies’ respective jurisdictions. The declaration by the Company of a dividend or a bonus issue of shares is subject to the prior approval of the Board of Directors. Any of these factors, individually or in combination, could restrict the Company’s ability to pay dividends.

We are a Bermuda company with operations located in various countries outside the United States and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Most of our directors and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in the U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda or the other countries where we have significant assets, or where our directors and officers are located will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda or the other countries where we have significant assets, or where our directors and officers are located against us or our directors or officers under the securities laws of other jurisdictions. See “Service of Process and Enforcement of Judgments”.

Bermuda law differs from the laws in effect in the U.S. and may afford less protection to holders of the Company’s Class A common shares.

The Company is an exempted company with limited liability incorporated under the laws of Bermuda. As a result, the Company’s corporate affairs are governed by the Companies Act 1981 of Bermuda, (as amended), which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. In addition, generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under the Company’s bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against the Company’s directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of holders of the Company’s common shares and the fiduciary responsibilities of the Company’s directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the U.S. Therefore, holders of the Company’s common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the U.S.

For a more detailed comparison of the significant differences between the Bermuda Companies Act and Bermuda common law and the Delaware General Corporations Law in “Description of Share Capital—Bermuda Company Considerations”.

The Company has anti-takeover provisions in its bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third-party to acquire the Company without the consent of the Board of Directors. These provisions provide for:

•	a dual class common share structure, which, until the Class B common shares held by Mr. O’Brien, his affiliates and permitted transferees, represent less than 10% of the Company’s issued and outstanding common shares, resulting in the Class B common shares automatically converting into Class A common shares (the “10% Automatic Conversion”), will provide Mr. O’Brien the ability to control the outcome of most matters requiring shareholder approval, even if he owns significantly less than a majority of the issued and outstanding Class A and Class B common shares;

•	upon the 10% Automatic Conversion occurring, certain amendments to our bye-laws will require the affirmative vote of shares carrying not less than two-thirds of the total voting rights of all issued and outstanding common shares;

•	the power to increase the size of the Board of Directors may only be exercised by the Board of Directors and this will prevent a shareholder from increasing the size of the Board of Directors, and gaining control of the Board of Directors by filling the resulting vacancies with its own nominees;

•	upon the 10% Automatic Conversion occurring, the Board of Directors will be classified into three classes of directors with staggered three-year terms and directors will only be able to be removed from office for cause;

•	upon the 10% Automatic Conversion occurring, the shareholders will only be able to take action at a general meeting of shareholders and not by written consent;

•	advance notice procedures will apply for shareholders to nominate candidates for election as directors or to bring matters before an annual general meeting of shareholders; and

•	the Board of Directors to determine the powers, preferences, rights and limitations of the Company’s preference shares and to issue such preference shares without any further shareholder approval.

After the completion of this offering, Mr. O’Brien, the Company’s founder and Chairman of the Board of Directors, will collectively own in the aggregate approximately     % of the combined voting power of the Company’s common shares (or     % assuming the exercise of the option to purchase additional shares in full).

These provisions could make it more difficult for a third-party to acquire the Company, even if the third-party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares. See “Description of Share Capital” for a discussion of these provisions.

There can be no assurance that Digicel will not be a passive foreign investment company, or a PFIC, for any taxable year, which treatment could result in adverse U.S. federal income tax consequences to U.S. holders of the Class A common shares.

The Company believes that it was not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for its 2014 taxable year and it does not expect to become one for the current taxable year or in the foreseeable future. In general, a foreign corporation is a PFIC for any taxable year if: (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Because PFIC status depends on the composition of a company’s and its subsidiaries’ income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for the current taxable year or any future taxable year. If the Company were a PFIC for any taxable year during which a U.S. person held the Class A common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Material Bermuda and U.S. Tax Considerations—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules”.

FORWARD-LOOKING STATEMENTS

This prospectus contains various forward-looking statements that reflect management’s current views with respect to future events and anticipated financial and operational performance. The words “expect,” “estimate,” “believe,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “may,” “target,” “goal,” “objective” and similar expressions or variations on such expressions are considered forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. These statements appear in a number of places throughout the document, including, without limitation, in “Risk Factors,” “Use of Proceeds,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These statements concern, among other things:

•	strategies, outlooks and growth prospects;

•	new products and services;

•	future plans and potential for future growth;

•	trends affecting our financial condition or results of operations;

•	liquidity, capital resources and capital expenditure;

•	growth in demand for our services;

•	economic outlook and industry trends;

•	development of our markets;

•	the impact of regulatory initiatives and the supervision and regulation of the telecommunications markets in general;

•	political instability in the markets in which we operate;

•	operating risks including natural disasters;

•	possible renewal of licenses;

•	competition in areas of our business; and

•	plans to launch new networks, products and services.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors. These factors include, but are not limited to:

•	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by us and our affiliates and in markets in which we seek to establish operations;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including price pressures, technological developments and our ability to retain market share in the face of competition from existing and new market entrants;

•	regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to regulation and regulatory processes generally;

•	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of our investments, ventures and alliances; and

•	other factors discussed under “Risk Factors”.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, as actual results could differ. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Please note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $        , assuming an initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our net proceeds of the offering for general corporate purposes, including capital expenditures and acquisitions and to repay existing indebtedness. We do not expect that any proceeds will be used to fund dividends to common shareholders.

DIVIDEND POLICY

We have not adopted a dividend policy with respect to future dividends. The proceeds of this offering are intended to be used for the purposes described in “Use of Proceeds” and are not intended to be used for a dividend payment. Digicel does not currently intend to declare any further dividends on its common shares for the year-ended March 31, 2016 following the completion of this offering, but will actively evaluate the potential for future dividend payments to the extent that doing so is consistent with our growth and leverage objectives, and with the constraints imposed under Bermuda law and our finance agreements described below.

The Company’s ability to pay dividends on its Class A common shares and Class B common shares is limited, among other things, by restrictions on the ability of its subsidiaries and of the Company to pay dividends or make distributions under the terms of Digicel’s bank borrowings and senior notes. See “Risk Factors—Risks Relating to this Offering and our Common Shares Structure—The payment of future dividends will depend on Digicel’s financial conditions and results of operations, as well as on its operating subsidiaries’ distributions to the Company” and “Risk Factors—Risks Relating to Digicel’s Capital Structure”. In addition, under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, the Board of Directors determines which part of any profit will be reserved. Also, under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by the Board of Directors, subject to any preferred dividend right of the holders of any preference shares.

For the years ended March 31, 2015, 2014 and 2013, the Company made total dividend payments of $40.0 million, $690.0 million and $340.0 million, respectively, which were comprised of dividend payments to holders of common shares of $21.7 million, $671.7 million and $321.7 million, respectively, and to holders of preferred shares of $18.3 million for each period. Such payments consisted of a regular quarterly dividend of $10 million (for a total of $40 million per annum), a $650 million special dividend paid in February 2014 and a $300 million special dividend paid in the quarter ended June 30, 2012. In connection with this offering, our preferred shares will be converted into Class B common shares, and accrued and unpaid dividends thereon to the date of conversion (payable at a rate of 9.5% per annum for the period from                     , 2015 to the closing date of this offering) will be paid in cash to the holders of our preferred shares. Upon completion of this offering, no preferred shares will be issued and outstanding.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization at March 31, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to a share capital restructuring in connection with this offering under which our common shares will be reclassified into Class A common shares and Class B common shares and our 193,000 issued and outstanding Series A Perpetual Preferred Stock will be converted into shares of Class B common shares in connection with the offering (based on the midpoint of the price range on the cover of this prospectus; the actual number of shares to be issued upon conversion will equal the liquidation preference or nominal value of $193 million divided by the price to the public in this offering);

•	on a pro forma as adjusted basis to give effect to this offering and the application of the net proceeds as described under “Use of Proceeds.”

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, which are included in this prospectus.

	At March 31, 2015
	Actual	Pro Forma		Pro Forma as Adjusted
	(in millions, except share data)
Cash and cash equivalents(1)	$499.8	$		$

Current portion of long-term debt(2)	$83.7	$		$
Long-term debt(2)	6,415.0
Shareholders’ deficit:
Series A Perpetual Preferred Stock, $1,000 par value; 250,000 shares authorized, 193,000 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$193.0		—		—
Preferred shares, $0.01 par value; shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—		—		—
Common shares, $1.00 par value; 349,750,000 shares authorized, 90,050,000 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	90.1		—		—
Class A common shares, $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	—
Class B common shares, $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	—
Contributed capital	24.7
Foreign exchange translation reserve	(348.9)
Accumulated deficit	(2,892.8)
Non-controlling interests	76.1

Total shareholders’ deficit	(2,857.8)

Total capitalization	$3,640.9	$		$

(1)	Excludes restricted cash of $17.7 million.
(2)	Long-term debt is gross debt before deferred financing fees and accrued interest. Long-term debt includes an aggregate principal amount of $3.0 billion of Digicel Group Limited senior notes, an aggregate principal amount of $2.475 billion of Digicel Limited senior notes, $833.0 million outstanding under the Digicel International Finance senior credit facilities, $70.6 million outstanding under Digicel Pacific Limited facilities, $60.0 million outstanding under the Murabaha Facility in respect of operations in Myanmar, $26.5 million outstanding under the loan facility for Turgeau Developments S.A. and $33.6 million in other loans, including $1.7 million of shareholder loans from minority shareholders to our subsidiaries. See “Description of Our Indebtedness”.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease each of cash and cash equivalents, total assets, total debt, accumulated deficit and total shareholders’ (deficit), on a pro forma as adjusted basis, by approximately $        , assuming that the number of Class A common shares offered by Digicel, as set forth on the cover page of this prospectus, remains the same. Digicel may also increase or decrease the number of Class A common shares it is offering. Each increase or decrease by 1,000,000 Class A common shares offered by Digicel would increase or decrease each of cash and cash equivalents, total assets, total debt, accumulated deficit and total shareholders’ deficit by approximately $         million, assuming that the assumed initial price to the public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by Digicel. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, would increase or decrease the amount of Class B common share issued upon conversion of our outstanding 193,000 Series A Perpetual Preferred Stock by              shares.

DILUTION

Our pro forma net tangible book value as of March 31, 2015 was $         or $         per common share. Pro forma tangible book value per share is determined by dividing the tangible net worth of Digicel, by the aggregate number of common shares issued and outstanding, assuming that our common shares issued and outstanding before the offering are reclassified into              Class A common shares and              Class B common shares and our 193,000 Series A Perpetual Preferred Stock are converted into Class B common shares. Tangible net worth is defined as total assets, less intangible assets, minus total liabilities. After giving effect to the sale by Digicel of              Class A common shares in this offering, at an assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the receipt and application of the net proceeds, Digicel’s pro forma as adjusted net tangible book value at March 31, 2015 would have been $         or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value to existing shareholders of $         per share and an immediate dilution to new investors of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price (the midpoint of the estimated price range set forth on the cover of this prospectus)	$
Historical net tangible book value per share as of March 31, 2015
Pro forma net tangible book value per share as of March 31, 2015
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after offering

Dilution per share to new investors	$

Dilution is determined by subtracting pro forma as adjusted net tangible book value per share after the offering from the initial public offering price per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase (decrease) our pro forma net tangible book value by $         million, the pro forma as adjusted net tangible book value after this offering by $         and the dilution per share to new investors by $        , assuming the number of Class A common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL AND OPERATIONAL INFORMATION

The following tables set forth our selected historical financial and operational information for the periods ended and as of the dates indicated below. The selected historical financial information for the periods ended March 31 2015, 2014 and 2013 and as of March 31, 2015 and 2014 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial information for the periods ended March 31 2012 and 2011 and as of March 31, 2013, 2012 and 2011 is derived from our audited consolidated financial statements, which are not included in this prospectus.

We report under IFRS, as issued by the IASB. We have made a number of acquisitions over the last several years and our consolidated financial statements include results of operations for the acquired entities from the date of acquisition. Digicel accounts for its investment in DHCAL as an associate in accordance with IFRS, as issued by the IASB. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Digicel’s Business—Acquisitions” and “Business” for more information about our acquisitions.

The following summary data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, which are included in this prospectus.

	Year Ended March 31,
	2015	2014	2013	2012	2011
	(in millions, except share data, share numbers, percentages and subscriber data)
Consolidated Income Statement Data:
Revenue	$2,794.1	$2,753.6	$2,777.3	$2,569.0	$2,230.5
Direct operating and subscriber acquisition costs	(753.9)	(743.7)	(764.7)	(740.9)	(634.2)
Other operating expenses	(286.9)	(261.0)	(273.9)	(233.8)	(188.2)
Marketing expenses	(115.2)	(108.8)	(118.1)	(113.6)	(132.8)
Staff Costs	(317.0)	(278.7)	(264.5)	(274.0)	(221.4)
General and Administrative Expenses	(208.0)	(173.8)	(190.8)	(183.0)	(133.2)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets	(405.3)	(395.2)	(410.6)	(399.3)	(351.4)
Other operating income	—	—	—	14.7	6.4

Operating Profit	707.8	792.4	754.7	639.1	575.7
Finance Income	2.7	16.9	2.9	6.9	31.4
Finance Costs(1)	(599.3)	(505.2)	(565.0)	(414.4)	(383.3)
Share of Loss of Associates	(21.1)	(7.9)	(2.2)	(23.7)	(57.8)
Impairment of Loan to Associate and Investments	(58.7)	(39.0)	(176.0)	—	—

Profit before Taxation	31.4	257.4	14.4	207.9	166.0
Taxation	(189.0)	(213.9)	(212.9)	(160.7)	(122.8)

Net (Loss)/Profit	(157.6)	43.5	(198.5)	47.2	43.2

Basic and diluted net (loss)/profit per share attributable to common shareholders(2)	$(2.07)	$0.13	$(2.54)	$0.26	$0.21
Weighted average common shares used in computing net (loss)/profit per share—basic and diluted(2)	90,050,000	90,050,000	90,050,000	90,050,000	90,050,000

	Year Ended March 31,
	2015	2014	2013	2012	2011
	(in millions, except percentages and subscriber data)
Consolidated Statement of Cash Flows:
Net cash provided by operating activities	$433.4	$448.4	$561.1	$505.2	$431.7
Net cash used in investing activities	(865.6)	(605.6)	(415.7)	(669.8)	(1,170.3)
Net cash provided by/(used in) financing activities	280.2	(270.2)	280.3	210.3	314.1
Effects of exchange rate changes on cash and cash equivalents	(3.7)	1.4	(0.8)	(2.4)	(3.0)

Net (decrease)/increase in cash and cash equivalents	(155.7)	(426.0)	424.9	43.3	(427.5)
Cash and cash equivalents at beginning of period	655.5	1,081.5	656.6	613.3	1,040.8

Cash and cash equivalents at end of period(3)	$499.8	$655.5	$1,081.5	$656.6	$613.3

Other Data:
Depreciation and Amortization	$401.8	$395.2	$410.6	$399.3	$343.2
Adjusted EBITDA(4)	1,180.8	1,223.1	1,200.7	1,082.5	954.2
Adjusted EBITDA Margin(5)	42.3%	44.4%	43.2%	42.1%	42.8%
Purchase of Property, Plant and Equipment(6)	$632.3	$485.4	$345.7	$376.3	$265.4
Purchase of Intangible Assets	10.2	57.4	13.3	27.2	15.8
Operating Free Cash Flow(7)	548.5	737.7	855.0	706.2	688.8
Operating Free Cash Flow as a percentage of revenue	19.6%	26.8%	30.8%	27.5%	30.8%
Adjusted Operating Free Cash Flow(8)	$814.1	$804.1	$905.4	$739.7	$699.0
Adjusted Operating Free Cash flow as a percentage of revenue	29.1%	29.2%	32.6%	28.8%	31.3%
Total Mobile subscribers (in thousands)(9)	13,595	13,466	12,894	12,825	10,055
ARPU(9)	$15.3	$16.0	$16.2	$17.5	$17.4

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents(3)	$499.8	$655.5	$1,081.5	$656.6	$613.3
Other Current Assets(10)	589.6	515.9	755.0	608.9	547.1
Property, Plant and Equipment and Intangibles, Net	3,431.4	3,187.9	3,111.9	3,194.5	2,725.0
Net Current Assets/(Liabilities)	212.7	(723.8)	685.9	359.8	99.4
Total Assets	4,641.4	4,440.5	5,034.7	4,651.9	4,219.3
Total Debt(11)	6,498.7	6,084.8	5,924.7	4,918.3	4,564.1
Share Capital(12)	307.8	307.8	307.8	307.8	307.8
Total Deficit	(2,857.8)	(2,532.2)	(1,754.2)	(1,148.3)	(1,153.6)

(1)	Includes interest expense, financing costs (including redemption premiums) and losses on foreign exchange movements on the translation of loans.
(2)	See note 12 to our audited consolidated financial statements, which are included in this prospectus, for a description of the method used to calculate basic and diluted net loss per share applicable to common shareholders.
(3)	Excludes restricted cash of $17.7 million, $13.2 million, $290.3 million, $13.0 million and $18.4 million at March 31, 2015, March 31, 2014, March 31, 2013, March 31, 2012 and March 31, 2011, respectively. These amounts are included in Other Current Assets.
(4)

See “Summary—Summary Consolidated Financial and Operational Information” for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net profit/(loss). We define Adjusted EBITDA for any period to be the sum of our consolidated net (loss)/profit, finance costs, net, share of losses of associates, impairments of investment in and loan to associates and other investments, taxation expense, compensation expenses relating to and costs of the voluntary separation program, foreign exchange (gain)/loss, share options and employee profit sharing schemes, (gain)/loss on disposal of assets, impairment of property, plant and equipment, impairment of intangibles, insurance proceeds and depreciation and amortization. We believe that these adjustments represent income or expenses which either do not have any cash impact on the business, are non-recurring in nature or do not relate to the underlying operations of the business. We believe that Adjusted EBITDA provides meaningful additional information to investors since it is commonly reported and widely accepted by analysts and investors as a basis for comparing a company’s underlying profitability with other companies in its industry. This is particularly the case in a capital intensive industry such as wireless telecommunications. Adjusted EBITDA is used by the Board of Directors and management as a measure of profitability. However, Adjusted EBITDA is not an IFRS measure. You should not construe Adjusted EBITDA as an alternative to operating profit or loss or cash flow from operating activities determined in accordance with IFRS, as issued by the IASB. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

The following table is a reconciliation of our net profit/(loss) to Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow:

	Year Ended March 31,
	2015	2014	2013	2012	2011
	(in millions, except percentages)
Net (Loss)/Profit	$(157.6)	$43.5	$(198.5)	$47.2	$43.2
Finance Costs, Net	596.6	488.2	562.1	407.5	351.9
Share of Losses of Associates	21.1	7.9	2.2	23.7	57.8
Impairment of Loan to Associate and Investments	58.7	39.0	176.0	—	—
Taxation	189.0	213.9	212.9	160.7	122.8

Operating Profit	707.8	792.4	754.7	639.1	575.7
Voluntary Separation Program Costs	14.4	—	4.5	—	—
Foreign Exchange Loss	29.4	6.4	13.4	11.0	23.5
Share Option and Employee Profit Sharing Adjustment	22.9	27.5	14.9	34.1	16.0
(Loss)/Gain on Disposal of Assets	1.0	1.5	2.6	8.1	(7.4)
Impairment of Property Plant and Equipment	3.5	—	—	—	2.9
Impairment of Intangibles	—	—	—	—	5.3
Insurance Proceeds(a)	—	—	—	(9.1)	(5.0)
Depreciation and Amortization	401.8	395.2	410.6	399.3	343.2

Adjusted EBITDA	1,180.8	1,223.1	1,200.7	1,082.5	954.2

Less: Purchase of Property, Plant and Equipment	(632.3)	(485.4)	(345.7)	(376.3)	(265.4)

Operating Free Cash Flow	548.5	737.7	855.0	706.2	688.8
Plus: Certain Excluded Capital Expenditure(2)	265.6	66.4	50.4	33.5	10.2

Adjusted Operating Free Cash Flow	$814.1	$804.1	$905.4	$739.7	$699.0

Adjusted EBITDA Margin(5)	42.3%	44.4%	43.2%	42.1%	42.8%

a.	During the year ended March 31, 2012 we received $14.1 million in insurance proceeds as full and final payment of our claim relating to losses incurred as a consequence of the earthquake in Haiti in January 2010. Of these receipts, $9.1 million related to compensation for losses of assets and have been excluded from Adjusted EBITDA above, as was the case with all previous interim receipts. The remaining $5.0 million related to the recovery of incremental operational expenditure which was expensed in the immediate aftermath of the earthquake. The initial expense incurred and the subsequent recovery through the insurance claim both impacted our Adjusted EBITDA

(5)	Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of our revenue.
(6)	Excludes purchase price paid for acquisitions of businesses and is net of proceeds from the sale of Property, Plant and Equipment of $6.2 million, $9.6 million, $2.1 million, $16.5 million and $17.0 million for the years ended March 31, 2015, March 31, 2014, March 31, 2013, March 31, 2012 and March 31, 2011, respectively. In addition, the purchase of Property, Plant and Equipment for the years ended March 31, 2012 and March 31, 2011 is net of the proceeds of an insurance settlement of $14.1 million and $5.0 million, respectively.

(7)	Operating free cash flow is calculated as Adjusted EBITDA less Purchase of Property, Plant and Equipment. Operating free cash flow is a Non-IFRS measure. Cash flow from operating activities is calculated in accordance with IFRS, as issued by IASB. You should not construe operating free cash flow as an alternative to operating profit or loss or cash flow from operating activities determined in accordance with IFRS, as issued by IASB. Operating free cash flow is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

See footnote (4) above for a reconciliation of our net profit/(loss) to operating free cash flow and adjusted operating free cash flow. The following table is a reconciliation of our net cash provided by operating activities to operating free cash flow and adjusted operating free cash flow (as defined below):

	Year Ended March 31,
	2015	2014	2013	2012	2011
	(in millions)
Net Cash Provided by Operating Activities	$433.4	$448.4	$561.1	$505.2	$431.7
Interest Received	(13.0)	(6.7)	(2.9)	(3.8)	(5.3)
Interest Paid	446.8	416.7	451.8	391.7	335.8
Taxation Paid	223.3	226.5	117.8	111.6	120.8
Change in Operating Assets and Liabilities(1)	46.5	131.8	55.1	61.8	47.6
Voluntary Separation Program	14.4	—	4.5	—	—
Foreign Exchange Loss/(Gain)	29.4	6.4	13.4	11.0	23.5
Insurance Proceeds	—	—	—	5.0

Adjusted EBITDA	$1,180.8	$1,223.1	$1,200.7	$1,082.5	$954.2
Less: Purchase of Property, Plant and Equipment	(632.3)	(485.4)	(345.7)	(376.3)	(265.4)

Operating Free Cash Flow	548.5	737.7	855.0	706.2	688.8
Plus: Certain Excluded Capital Expenditure(2)	265.6	66.4	50.4	33.5	10.2

Adjusted Operating Free Cash Flow(9)	$814.1	$804.1	$905.4	$739.7	$699.0

(1)	The “Change in Operating Assets and Liabilities” represents the movement in working capital assets in the financial year.
(2)	Capital expenditure relating to rollouts of Digicel’s fiber networks to businesses and homes, the upgrade of cable networks acquired, Myanmar and building infrastructure (including its investment in a hotel in Haiti and the development of Digicel’s Jamaican and Haitian headquarters). We exclude these expenditures because we view them as investments not related to our core business (Myanmar and building infrastructure) or because they reflect significant expansions for our current business rather than a reflection of ongoing capital expenditures directly related to the ongoing operation of the business.

(8)	Adjusted operating free cash flow is calculated as operating free cash flow excluding capital expenditure relating to rollouts of Digicel’s fiber networks to businesses and homes, the upgrade of acquired cable networks, Myanmar and building infrastructure, including its investment in a hotel in Haiti and the development of Digicel’s Jamaican and Haitian headquarters. Such excluded capital expenditures were in aggregate $265.6 million, $66.4 million, $50.4 million, $33.5 million and $10.2 million for the years ended March 31, 2015, March 31, 2014, March 31, 2013, March 31, 2012 and March 31, 2011 respectively. However, Adjusted operating free cash flow is not an IFRS measure. You should not construe Adjusted operating free cash flow as an alternative to operating profit or loss or cash flow from operating activities determined in accordance with IFRS, as issued by IASB. Adjusted operating free cash flow is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same. See footnote (7) for a reconciliation of our net cash provided by operating activities to adjusted operating free cash flow and footnote (4) for a reconciliation of our net profit/(loss) to operating free cash flow and adjusted operating free cash flow.

(9)	Mobile subscribers is defined as customers who have made or received a chargeable event in the last 30 days, and ARPU is defined as monthly average revenue per mobile subscriber. ARPU is calculated by dividing mobile service revenue and Business Solutions revenue for the month by the average mobile subscribers during that period. ARPU is different in each of Digicel’s markets and the mix of its subscribers in such markets will impact ARPU. For further discussion of our method of measurement of subscribers and ARPU, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Key Operating Measures—Mobile Key Performance Indicators—Mobile Subscribers”.
(10)	Following the termination of the sale of the El Salvador business, our statements of comprehensive income including our audited consolidated financial statements for the years ended March 31, 2012 and 2011 were restated to include the results of the El Salvador operations as part of continuing operations. However, in accordance with IFRS 5, the related assets and liabilities of the El Salvador operations are disclosed as assets and liabilities held for sale in our consolidated balance sheets as of March 31, 2012 and 2011. Assets held for resale of $123.5 million and $140.6 million are included above in Other Current Assets as of March 31, 2012 and 2011, respectively.
(11)	Total Debt is gross debt before deferred financing fees and accrued interest. It includes shareholder loans from minority shareholders to our subsidiaries. See “Description of Our Indebtedness”.
(12)	Includes share premium and contributed capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the rest of this prospectus, including the information set forth in the sections entitled “Business” and “Selected Consolidated Financial and Operational Information”. Prospective investors should read the entire document and not just rely on the discussion and analysis below.

The following discussion contains forward-looking statements based on assumptions and estimates and is subject to risks and uncertainties. Digicel’s future results could differ materially from those discussed below. See “Forward-Looking Statements” for a discussion of the risks and uncertainties related to those statements.

Overview

We are a leading provider of communications services in the Caribbean and South Pacific regions. We provide a comprehensive range of mobile communications, Business Solutions, Cable TV & Broadband and other related products and services to retail, corporate (including small and medium-sized enterprises) and government customers.

Digicel currently provides mobile communications services to 13.6 million subscribers in 31 markets with an aggregate population of approximately 32 million people. We offer HSPA+ or long-term evolution (“LTE”) mobile technology (which we refer to as “4G”) in 30 markets and we hold the number one mobile market position in 21 markets, with a mobile subscriber market share of more than 50% in 20 markets, as determined by internal Company data. Digicel launched mobile services in Jamaica, our first market, in 2001 and became the market leader there within 15 months of launch, based on a strategy that Digicel has since replicated successfully across many of its markets. Our mobile subscriber base has grown from 0.4 million as of March 31, 2002 to 13.6 million subscribers as of March 31, 2015, representing a compound annual growth rate, or CAGR, of 32.3%.

We have leveraged our market-leading positions, brand, people, networks and distribution channels to expand our service offering to include the provision of Business Solutions to corporate and government customers in the 31 markets in which we provide mobile communications services. More recently, we have expanded our service offering to provide Cable TV & Broadband services to residential customers in nine markets, and are in the process of rolling out FTTH networks in Jamaica, Trinidad and Tobago and Barbados.

In the year ended March 31, 2015, Digicel generated total revenue of $2.8 billion, an operating profit of $707.8 million, a net loss of $157.6 million and Adjusted EBITDA of $1.2 billion, representing an operating profit margin of 25.3% and an Adjusted EBITDA margin of 42.3%. On an IFRS basis as presented in our consolidated financial statements, our cash flow from operating activities was $433.4 million in 2015 and $448.4 million in 2014. As a percentage of revenue, our cash flow from operating activities was 15.5% for the year ended March 31, 2015 compared to 16.3% for the year ended March 31, 2014. Digicel’s operating free cash flow, calculated as a non-IFRS measure, was $548.5 million for the year ended March 31, 2015 and $737.7 million for the year ended March 31, 2014, which as a percentage of revenues was 19.6% for the year ended March 31, 2015 and 26.8% for the year ended March 31, 2014. Digicel calculates “operating free cash flow” as Adjusted EBITDA less expenditure on property, plant and equipment. When adjusted to exclude capital expenditure relating to relating to rollouts of its fiber networks to businesses and homes, the upgrade of acquired cable networks, Myanmar and building infrastructure, including its investment in a hotel in Haiti and the development of Digicel’s Jamaican and Haitian headquarters, Digicel’s adjusted operating free cash flow was $814.1 million for the year ended March 31, 2015, and $804.1 million for the year ended March 31, 2014, and as a percentage of revenue was 29.1% and 29.2% for the years ended March 31, 2015 and 2014 respectively.

Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow are not measures of financial performance under IFRS, as issued by the IASB, and, accordingly, they have not been audited or reviewed by our auditors. Undue reliance should not be placed on the non-IFRS financial measures contained in this prospectus and they should not be considered as a substitute for operating profit, profit for the year, cash flow or other financial measures computed in accordance with IFRS, as issued by the IASB. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as non-IFRS financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation to the most directly comparable IFRS financial measures.

Recent Developments

BTC (Bermuda)

On January 9, 2015, Digicel executed a combination agreement with respect to the acquisition of BHL, the sole shareholder of BTC, and completed the acquisition of 100% of BTC on June 1, 2015. BTC is currently the leading fixed telephony provider in Bermuda and also provides cable broadband services. BTC’s core network is fiber, with DSL lines available to 22,000 of the households in Bermuda out of a total of 25,148. BTC generated revenues of $45 million for the year ended March 31, 2014, the most recent year for which audited financial statements are available. Digicel believes the quality of the assets it has purchased will allow it to overlay fiber into households in the future to provide a platform for offering high-speed broadband and Cable TV services to subscribers in Bermuda.

Myanmar Tower Company

Digicel and YSH Finance Ltd (comprising Yoma Strategic Holdings Ltd and First Myanmar Investment Co., Ltd) are shareholders in Digicel Asian Holdings PTE Limited (“DAHPL”), holding 75% and 25%, respectively. On December 2, 2013, Digicel announced that DAHPL had signed an agreement with Ooredoo Myanmar to develop, construct and lease telecommunications towers in the Republic of the Union of Myanmar. Based in Qatar and formerly known as the Qtel Group, Ooredoo obtained a mobile license in the Republic of the Union of Myanmar in 2014. Myanmar Tower Company Limited, a subsidiary company established in the Republic of the Union of Myanmar for this project, owns approximately 1,250 cell phone towers, all subject to a long-term lease agreement with Ooredoo. Digicel has received a number of expressions of interest regarding an acquisition of the business and it is evaluating its options relating to it.

Voluntary Separation Program

In March 2015, Digicel announced a Voluntary Separation Program aimed at reducing staff numbers as part of its ongoing efforts to streamline operations and realign its resources to reflect its focus on evolving to a total communications and entertainment provider. Digicel recognized $14.4 million in separation costs in the year ended March 31, 2015 in connection with the program.

Key Factors Affecting Digicel’s Business

Digicel’s operations and the key operating measures discussed below have been, and may continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting Digicel’s business and the results of operations include, in particular, Digicel’s evolution into a total communications and entertainment provider and its expansion into on-island and subsea fiber, acquisitions, the introduction of new products and services, regulation, fluctuations in exchange rates, competition, the level of mobile penetration and pricing. Each of these factors is discussed in more detail below.

Evolution into a Total Communications and Entertainment Provider

Digicel is in the process of evolving from a pure mobile telecommunications company into a leading total communications and entertainment provider while remaining focused on improving its competitive position in each of its markets by providing customers with access to better mobile technology, more innovative products, a superior customer experience and better value compared to Digicel’s competitors. This evolution includes the expansion of its product offerings through developing its Business Solutions services and entering Cable TV & Broadband businesses, which have lower penetration rates than the Mobile business in Digicel’s markets. See “Business”. As described further below, as part of this strategy, Digicel has completed a number of acquisitions of Cable TV & Broadband and content businesses. Digicel is also implementing plans for the greenfield launch of new businesses in these sectors. Digicel intends to tailor its strategy to the potential and characteristics of each market and customer segment, and to continue to employ strict levels of financial discipline and control.

Expansion into On-Island and Subsea Fiber

In order to drive the delivery of Cable TV & Broadband and Business Solutions, as well as improve Digicel’s offerings for mobile data services, Digicel has invested significantly in on-island fiber networks and off-island subsea fiber bandwidth. Digicel has built FTTB networks in certain areas of Jamaica, Trinidad and Tobago, Haiti, Barbados and Papua New Guinea and will continue to extend those networks where the commercial opportunity meets our investment criteria. Digicel is also in the process of rolling out FTTH networks in Jamaica, Trinidad and Tobago and Barbados. Furthermore, as described below, Digicel completed the acquisition of assets from Global Caribbean Fibre in September 2014 which provided it with a wholly-owned subsea fiber optic cable network with capacity from Trinidad and Tobago, connecting 12 countries to Puerto Rico with onward connectivity to the rest of the United States. These investments will enable Digicel to offer high-speed Cable TV & Broadband services and improve Digicel’s Business Solutions offering to corporate and government customers who have high-quality of service requirements and utilize products that require increased bandwidth. In the year ended March 31, 2015, Digicel incurred capital expenditures of $30.9 million related to its rollout of FTTB networks and $118.3 million in relation to the rollout of its FTTH networks and upgrading the networks of a number of acquired businesses as it selectively deploys its capital in areas which it believes represent attractive opportunities to generate strong returns over time. As of May 28, 2015, our FTTH networks comprised approximately 2,632 kilometers of fiber passing approximately 257,031 homes.

Acquisitions

Digicel has a disciplined approach to acquisitions and evaluates opportunities to pursue its growth strategies both organically and through targeted acquisitions. Digicel has extensive experience in selecting, acquiring and integrating a wide range of telecommunications assets. In the past, Digicel has been able to generate benefits to its business from acquisitions. For example, in certain markets where Digicel has acquired an incumbent operator as a means to enter a market, it has significantly improved the performance of the acquired business. In the French West Indies, Digicel completed the acquisition of Bouygues Telecom in April 2006. Prior to Digicel’s acquisition, Bouygues Telecom generated revenue of approximately $124 million and Adjusted EBITDA of approximately $24 million for the year ended December 31, 2005. Digicel completed its acquisition of Bouygues Telecom Caraibe in April 2006 and it generated revenue of $198.4 million and Adjusted EBITDA of $76.5 million in the year ended March 31, 2015. In other markets, where Digicel has launched greenfield businesses and subsequently completed bolt-on acquisitions in those markets, Digicel has successfully integrated the acquired businesses into its existing operations and improved their market position. For instance, Digicel completed the acquisition of Cingular’s Caribbean operations in 2005 and 2006 and Digicel integrated the acquired businesses in St. Lucia, St. Vincent and the Grenadines, Grenada and Barbados into its existing operations. Digicel currently holds the number one position in these markets. More recently, Digicel has completed the acquisition of a number of cable broadband, cable TV and content businesses to take advantage of the structural convergence of mobile and fixed services and to seek to realize network, technology and operational synergies by integrating these acquired businesses with its existing mobile operations and re-launching them under the “Digicel” brand. Consistent with our disciplined approach, Digicel has made a number of strategic acquisitions in recent years, including:

BTC (Bermuda)

On January 9, 2015, Digicel executed a combination agreement with respect to the acquisition of BHL, which owns 100% of the share capital of BTC and completed the acquisition of 100% of BTC on June 1, 2015.

Hitron and Channel 8 (Papua New Guinea)

In October and November 2014, Digicel acquired Channel 8 Limited and Hitron Limited, which are Cable TV operators in Papua New Guinea.

Telstar (Jamaica)

In September 2014, Digicel completed the purchase of Telstar Cable Limited in Jamaica having received the required approvals from the Broadcasting Commission. TCL is a provider of cable TV, broadband and fixed telephony services in Jamaica. This business has not yet been rebranded as “Digicel Play” and we are currently investing in migrating our hybrid fiber-coaxial network to a FTTH Gigabit Passive Optical Network, which, when complete, will allow us to offer an advanced suite of product and services including high-speed broadband, digital fixed line voice and Cable TV (with features such as Video on Demand, multiscreen viewing and Personal Video Recorder, or “PVR”), under the “Digicel Play” brand.

SportsMax (Caribbean-wide content)

In September 2014, Digicel acquired International Media Content Ltd., the parent company of regional sports broadcaster, SportsMax, and North American broadcaster CEEN-TV. Currently available in 26 countries across the Caribbean, SportsMax is the Caribbean’s first and only indigenous 24-hour dedicated sports cable channel featuring a strong mix of international, regional and local sports content including: the Barclays Premier League, UEFA Champions League, West Indies cricket, the Indian Premier League and the IAAF Grand Prix.

TCI Broadcasting (Turks and Caicos)

In April 2014, Digicel acquired TCI Broadcasting Limited, which has been providing Cable TV services in the Turks and Caicos for over 30 years, and its sister company TCT Limited, which operates the TCExpress High Speed Cable Internet Service in Turks and Caicos. Digicel rebranded these operations as “Digicel Play” in April 2015. Digicel upgraded the HFC network to the Data Over Cable Service Interface Specification 3.0, an international telecommunications standard (“DOCSIS 3.0”), enabling Digicel to begin offering higher Internet speeds than were currently available in the market. The TV service was also upgraded to digital to provide a better subscriber experience.

SAT Telecommunications (Dominica)

In February 2014, Digicel acquired SAT Telecommunications Ltd. in Dominica. SAT Telecommunications Ltd. provides a range of TV, telephony and broadband Internet services to residential and business customers. In October 2014, Digicel re-launched this business in Dominica as “Digicel Play.” Digicel upgraded the HFC network to the DOCSIS 3.0 standard, enabling Digicel to begin offering higher Internet speeds than are currently available in the market. The TV service was also upgraded to digital to offer a best-in-class TV experience with an advanced electronic program guide using the Minerva platform.

Global Caribbean Fibre (Eastern Caribbean region)

In December 2013, Digicel entered into a share and asset purchase agreement with Global Caribbean Fibre SAS to acquire certain subsea fiber assets in the Eastern Caribbean region. This acquisition was completed on September 11, 2014 and provides Digicel with a wholly-owned subsea fiber optic cable network with capacity from Trinidad and Tobago, connecting 12 countries to Puerto Rico with onwards connectivity to the rest of the United States. In total, Digicel secured access to a network comprising 15 subsea segments with a reach of approximately 3,100 km across the Caribbean region.

Digicel’s consolidated financial statements reflect the results of the acquired entities from their date of acquisition (Digicel does not consolidate DHCAL results, treating it as an equity method investment in accordance with IFRS, as issued by the IASB). Accordingly, results for prior periods may not be representative of Digicel’s future results.

Introduction of New Products and Services

Digicel continues to be innovative with respect to the development of new products and services for its mobile subscribers as it looks to develop its revenue streams from areas other than traditional voice and short messaging services. This has included the development of more advanced data and content services such as social media packages, music streaming, video streaming and Digicel’s proprietary applications including “Digicel Space” (a personal cloud storage solution for smartphones) and “Loop” (the most downloaded news app in Digicel’s markets). In addition, Digicel continually evaluates opportunities to generate revenue from areas such as mobile financial services, mobile advertising, the monetization of “big data” and e-commerce and it expects innovation to be a key driver of growth. For example, Trend Media, Digicel’s in-house digital and mobile media agency, has recently invested in analytical software that provides greater granularity for targeting subscribers for advertisements based on location and interest of subscribers. For additional information on Digicel’s mobile advertising business and Trend Media, see “Business—Products and Services—Mobile Advertising”. The revenue generated by Digicel from mobile advertising is currently not material. However, Digicel believes that there is an opportunity to grow advertising revenue and its sales teams in each market evaluate opportunities in this area. Furthermore, as part of Digicel’s evolution to a total communications and entertainment provider, it is focused on developing and selling additional products and services through which it can gain a greater share of its subscribers’ disposable income such as Cable TV & Broadband. Digicel is also leveraging its networks, brand, people, networks and distribution channels to expand the range of Business Solutions products and services it offers to corporate and government customers.

Regulation

Digicel’s Mobile and Cable TV & Broadband operations are subject to regulation in each of the markets in which Digicel operates. The regulatory regimes in these markets are less developed than in other markets such as the United States and European Union countries, and can therefore change quickly. In particular, regulators in each of the markets where Digicel operates have reduced, or are considering reducing, interconnection rates. Digicel cannot predict which countries will in fact reduce interconnection rates or the amount by which they will be reduced. In Digicel’s largest markets (including Jamaica, Haiti, Papua New Guinea, French West Indies and El Salvador), interconnection rates have already been reduced significantly in recent years and we do not expect any material impact from future reductions in mobile termination rates in these markets. In addition, Digicel also has a mobile subscriber market share of more than 50% in 20 of its market and, as a result, a high proportion of “on-net” traffic which mitigates the impact of reductions in mobile termination rates. In the year ended March 31, 2015, mobile termination revenue represented approximately 12% of its total revenue. See “Regulation”.

Fluctuation in Exchange Rates

Exchange rates for currencies of many of the countries in which Digicel operates fluctuate in relation to the U.S. dollar and such fluctuations may have a material adverse effect on Digicel’s earnings, assets or cash flows when translating local currency into Digicel’s U.S. dollar reporting currency. For each operation which reports its results in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar reduces Digicel’s profits as well as its assets and liabilities. To the extent that Digicel’s operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars it receives is affected by exchange rate fluctuations of those currencies against the U.S. dollar. In addition, exchange rates impact Digicel’s earnings and cash flows due to U.S. dollar-denominated debt held at the local operational level where local currency borrowing facilities are either not available or cannot be obtained under commercially acceptable terms. Digicel generally does not hedge its foreign currency exposure since there are few available instruments in the countries where it operates.

Competition

Digicel currently holds the number one mobile market position in 21 of the 31 markets in which it provides mobile telecommunications services. In addition, Digicel is continuing to grow its revenue from Business

Solutions and Cable TV & Broadband and believes that it is well positioned to become a leading provider of such services in the markets in which it provides those services. Digicel’s mobile subscribers and Cable TV & Broadband revenue generating units (“RGUs”) are impacted by, among other things, the level of the competition we experience in each market. Operators typically compete on the basis of price, services offered, advertising and brand image, quality and reliability of service and coverage area. Any material change in the nature of the competition we face in our markets, as well as any decline in the level of general economic activity in our markets or the disposable income of our customers, could adversely impact our ability to increase or maintain our revenue, cash flow from operating activities or liquidity.

Level of Mobile Penetration

In the markets in which we operate, the liberalization of the telecommunications industry combined with the unsatisfied demand for basic telephone services has facilitated the rapid growth in mobile telecommunications and we believe that we have been a key driver of the level of mobile penetration in those markets by introducing innovative products and services and investing in networks with wide population coverage. This has resulted in relatively high mobile penetration rates in many of our markets currently, which we believe are bolstered by the prevalence of multiple SIM ownership in certain markets (which can result in a substantial differential between unique subscribers and SIM connections in many markets). Despite the relatively high penetration rates in many of our markets, we have continued to grow our mobile subscriber base and we believe there is the potential for further growth as customer penetration rates still lag behind developed markets. The level of mobile penetration in each market is one of the factors that Digicel considers as part of growth strategy and capital expenditure plans and, in general, there is greater scope to add more mobile subscribers in markets with relatively low mobile penetration rates (such as Papua new Guinea and Haiti).

Pricing

Digicel’s pricing varies across the products and services that it offers and it adjusts its pricing policies based on evolving market practices as well as its overall business strategy. Those policies are impacted by both competition and regulation. For example, price competition is significant for voice services, which represented 60.0% of Digicel’s revenue in the year ended March 31, 2015. Voice services are largely commoditized with limited ability to differentiate these services among operators. On the other hand, by providing innovative data, content and other services, such as mobile financial services and mobile advertising, Digicel can distinguish its offering from its competitors. Furthermore, as we continue to expand our Cable TV & Broadband product offering, our ability to offer multiple-product packages as bundles could potentially provide us with a competitive price advantage. The price of a multiple-product subscription package generally depends on the content and options available on each platform, market conditions and pricing by competitors with similar offerings. Other services that Digicel provides, such as Business Solutions, require more customization and contracts and prices are negotiated with each customer.

Key Operating Measures

Digicel uses several key performance measures to track the performance of its business. None of these measures are a measure of financial performance under IFRS, as issued by the IASB. As these terms are defined by Digicel’s management, they may not be comparable to similar terms used by other companies. See “Presentation of Financial and Other Information—Non-IFRS financial measures”.

Mobile Key Performance Indicators

The following is a summary of the key performance indicators for Digicel’s Mobile business, from which Digicel generated $2,439.0 million (or 87.3% of its total revenue) in the year ended March 31, 2015.

	Key Performance Indicators
	Year Ended March 31,
	2015	2014	2013
Mobile subscribers (in millions):
Papua New Guinea	2.5	2.3	2.2
Haiti	4.6	4.5	4.3
Jamaica	2.2	2.2	2.1
Trinidad and Tobago	0.9	0.8	0.8
French West Indies	0.5	0.5	0.5
El Salvador	1.1	1.2	1.2
Guyana	0.4	0.3	0.3
Eastern Caribbean	0.3	0.3	0.3
Other Markets	1.1	1.3	1.2

Total:	13.6	13.5	12.9

Pre-paid % of mobile subscribers (%)	93.7%	94.3%	94.5%
Smartphone Penetration (%)	33.1%	21.0%	14.4%
ARPU (US$)	15.3	16.0	16.2
Mobile SAC per unit (US$)	29.6	30.8	31.0
Monthly Mobile Churn (%)	5.0%	4.3%	4.2%
SAC as a percentage of Mobile revenues (%)	5.3%	5.3%	5.4%

Mobile Subscribers

Digicel defines a mobile subscriber as a customer who has made or received a chargeable event in the last 30 days. Digicel believes that this is a conservative measurement policy compared to other mobile operators which often use 90 days or 60 days as their measurement criterion. For the purposes of this prospectus, all subscriber numbers have been presented in accordance with Digicel’s 30-day definition.

Digicel’s mobile subscriber base has grown from 12.9 million as of March 31, 2013 to 13.6 million as of March 31, 2015 (of which 93.7% were prepaid subscribers) and Digicel believes there is scope for further growth, particularly in markets such as Papua New Guinea and Haiti, where mobile penetration rates are relatively low.

Smartphone Penetration

Smartphone penetration is defined as the percentage of Digicel’s mobile subscriber base that use a smartphone and it has increased from approximately 14.4% of its subscriber base on March 31, 2013 to 33.1% on March 31, 2015, which has enabled growth in its VAS revenue and Digicel expects it will continue to do so. The penetration level is growing as a result of Digicel’s significant investment in 4G networks, consumer demand for mobile access to Internet browsing, video content and social media and the availability of entry level smartphones at prices of less than $100. Digicel expects the level of smartphone penetration to continue to grow and drive increases in its revenue from the provision of data/VAS services.

ARPU

In Digicel’s Mobile business, the principal drivers of Digicel’s revenue are the number of subscribers and ARPU. ARPU is defined as monthly average revenue per mobile subscriber. ARPU is calculated by dividing mobile service revenue and Business Solutions revenue for the month by the average mobile subscribers during that period. ARPU is different in each of Digicel’s markets and the mix of its subscribers in such markets will impact ARPU. In addition, on a consolidated basis, our overall ARPU represents an average across all of our mobile operations and is therefore impacted by the mix of ARPU generated by each market. For example, higher income levels in markets such as the French West Indies are reflected in higher ARPU levels than in markets such as Papua New Guinea or Haiti. Where we increase mobile subscribers in markets with lower income and therefore lower ARPU this would reduce the overall ARPU per subscriber for Digicel as a whole. ARPU, which we report in U.S. Dollars, is also impacted by local currency fluctuations.

Digicel’s ARPU decreased from $16.2 in the quarter ended March 31, 2013 to $15.3 in the year ended March 31, 2015, primarily due to subscriber growth in Haiti (which generate lower ARPU than other markets) and to the devaluation of local currencies. There is a growing use of data/VAS and Digicel’s revenue from data/VAS has increased from 23.0% of mobile service revenue in the year ended March 31, 2013 to 31.2% in the year ended March 31, 2015. This has partially offset reductions in voice revenues, which are largely due to competitive pressures and by reductions in mobile termination rates.

Mobile SAC

Subscriber acquisition costs primarily represent dealer commissions, SIM cards, fulfillment costs, subsidies on handsets and costs relating to inventory.

Subscriber acquisition costs, or SAC, are costs associated with acquiring a new mobile subscriber or retaining an existing subscriber and the level of Digicel’s costs is influenced by, among other things, the cost of handsets and the level of handset subsidy provided by Digicel to its customers. To reduce subscriber acquisition costs and churn, Digicel has reduced handset subsidies and places emphasis instead on a customer loyalty scheme, including a point system under which subscribers earn points based on services used which can be applied to the purchase of new handsets or airtime. Digicel’s SAC per unit, excluding SIM only sales, has been broadly stable over the previous three fiscal years, declining marginally from $31.0 in the year ended March 31, 2013 to $29.6 in the year ended March 31, 2015. Subscriber acquisition costs represented 5.3% of Mobile revenue in the years ended March 31, 2015 and 2014 and 5.4% of Mobile revenue in the years ended March 31, 2013.

Monthly Churn

Digicel calculates churn rates by dividing the opening subscribers plus activations during the period less closing subscribers, by the average number of subscribers. Churn has increased in Haiti and El Salvador as a result of larger volumes of SIM only sales, which have been a characteristic of these markets. SIM only sales relate to customers acquiring a new subscriber account with Digicel without obtaining a subsidized handset. Certain promotions may be available to customers with a new account, which has resulted in higher rotation of SIM cards by customers as they avail themselves of multiple promotions. However, given there is no handset subsidy in SIM only sales, the subscriber acquisition cost associated with those sales are minimal. Digicel’s average churn rate per month for the year ended March 31, 2015 was 5.0%. Excluding Haiti and El Salvador, Digicel’s average churn rate per month for the year ended March 31, 2015 was 3.7%. Measurement of churn is also distorted by existing customers who buy new handsets with SIM cards to upgrade their handsets (transferring their old SIM card with their old phone number into the new handset without actually ever using the newly purchased SIM card).

Business Solutions

Digicel’s Business Solutions revenue is derived principally from the provision of technology solutions to corporate (including small and medium-sized enterprises) and government customers. Digicel tailors its service offerings to the specific needs of each customer and then enters into contracts with customers (typically with a duration of one to three years) and it often re-sells equipment at low margins to allow it to up-sell further services and generate higher margin and recurring revenue from those clients. Since the rollout of its Business Solutions offerings, Digicel believes that it has expanded the target market by offering high-quality services that were previously unavailable or unaffordable within its markets. Digicel sees further opportunities to materially increase its revenue from Business Solutions and it has a strong focus on building its sales pipeline for this business.

Cable TV & Broadband

Digicel’s Cable TV & Broadband business is in the nascent stages of development after the completion of a number of recent acquisitions. Digicel is investing in its networks and is in the process of rolling out FTTH networks in certain markets. As of March 31, 2015, Digicel had 56,000 Cable TV & Broadband RGUs and it aims to grow this business by leveraging its brand, customer knowledge, distribution channels and network infrastructure to become one of the leading players in the markets in which it provides these services.

Key Income Statement Line Items

Revenue

Digicel generates revenue mainly from fees associated with the communication, data, content and related services it provides to its customers, such as airtime and data usage fees, roaming fees, connection fees, monthly subscription fees, cable broadband, fixed-line telephone, data transmission, cable TV, sale of content, ICT services and equipment sales and mobile financial services.

Digicel will seek to increase its Mobile revenue through the growth of subscribers in Digicel’s existing markets and through the introduction of value-added products and services aimed at different customer needs.

As of March 31, 2015, Digicel earned revenue in 19 different currencies with the Jamaican dollar, the Haitian gourde and the Papua New Guinea kina being the most prominent currencies, accounting for approximately 12%, 13% and 17%, respectively, of Digicel’s total revenue for the year ended March 31, 2015. Digicel reports its revenue in U.S. dollars. As of March, 31, 2015, Digicel earned approximately 46.9% of its revenues in U.S. dollars, currencies fixed to the U.S. dollar or in currencies with managed exchange rates against the U.S. dollar.

The principal drivers of Digicel’s revenue from mobile services are the number of subscribers and ARPU. ARPU is different in each of Digicel’s markets and the mix of its subscribers within each market will impact ARPU. In addition, on a consolidated basis, our overall ARPU represents an average across all of our mobile operations and is therefore impacted by the mix of ARPU generated by each market.

For Business Solutions services, Digicel sells equipment to its clients at low margins to establish a relationship with them and focuses on generating revenue through the provision of recurring contracted services.

Our Cable TV & Broadband revenue is derived primarily from recurring subscription revenue for Cable TV & Broadband services.

Direct operating and subscriber acquisition costs

The largest components of Digicel’s direct operating and subscriber acquisition costs are interconnection costs, costs of the sale of prepaid top-up (including commissions and card production costs), the cost of equipment sales and subscriber acquisition costs, which, for the year ended March 31, 2015 amounted to approximately 23.3%, 20.8%, 19.1% and 17.1%, respectively, of Digicel’s direct operating and subscriber acquisition costs.

The cost of equipment sales primarily represents the cost of mobile handsets and information technology hardware acquired by Digicel and sold to customers as part of its Mobile and Business Solutions businesses.

Subscriber acquisition costs primarily represent commissions, SIM cards, fulfillment costs, subsidies on mobile handsets and costs relating to inventory. Subscriber acquisition costs are expensed when incurred. Digicel’s direct operating and subscriber acquisition costs also includes direct cost associated with its Cable TV & Broadband business and these costs represented 2.1% of the total direct operating and subscriber acquisition costs for the year ended March 31, 2015.

Other Operating Expenses

Other operating expenses include site operating costs, operating lease rentals network support and software and IT costs.

Staff Costs

Staff costs primarily comprise salaries, statutory contributions, equity compensation charge under IFRS 2 and Voluntary Separation / Reorganization costs.

Depreciation, amortization and impairment of property, plant and equipment and intangible assets

Depreciation, amortization and impairment of property, plant and equipment and intangible assets relates to the depreciation of property, plant and equipment to write down the cost of each asset to its residual value over its estimated useful life, the amortization of intangible assets over their useful lives, and the impairment of goodwill, intangible assets and property, plant and equipment as required.

We will continue to seek ways to control our overall cost base as we add new subscribers in order to improve our operating margins. Digicel will seek to achieve this by utilizing economies of scale and employing its centralized information, human resources, best practices and technology systems to serve its expanding customer base and by centralizing negotiations for commercial contracts for the business.

Finance Income

Finance income relates to interest received on cash deposits.

Finance Costs

Finance costs include interest expense and other financing related costs such as redemption premiums, the amortization of deferred financing fees, the extinguishment of deferred fees upon early redemption and foreign exchange gains and losses on loans.

Taxation

Taxation on the profit for the year comprises current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year and any adjustments to tax payable in respect of prior years. Deferred tax is provided in full, using the liability method, on temporary differences arising between the taxes bases of assets and liabilities and their carrying amounts in the financial statements.

Although DGL is exempt from taxes in Bermuda until 2035, all of its operating entities are subject to taxes at the prevailing income tax rates in the jurisdictions in which they operate. In a small number of the markets in which Digicel operates, the corporate income tax rate is zero and the corporate income tax rates in all other jurisdictions, including Digicel’s five largest markets in terms of revenue, ranges from 17% up to 45%. Tax losses which may arise in one jurisdiction cannot be used to offset the taxable profits earned in another jurisdiction and the interest expense on our debt cannot be offset against the taxable profits of operating subsidiaries. For the year ended March 31, 2015, Digicel’s effective tax rate was 28.1% and the effective tax rates for Jamaica, Haiti, Papua New Guinea, Trinidad and Tobago and the French West Indies were 35.7%,

30.5%, 29.3%, 24.7% and 38.4% respectively. These effective tax rates are calculated by dividing the tax charge in the income statement for the year ended March 31, 2015, as adjusted for any under or over provisions in respect of prior years and the deferred tax impact of any unrealized foreign exchange gains or losses, by the profit before tax for that year.

Critical Accounting Policies

Digicel’s consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. In compiling these statements, management needs to make assumptions, estimates and judgments, which are often subjective and may be affected by changing circumstances or changes in its analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter the results of Digicel’s operations. Digicel has identified below, those of its accounting policies that Digicel believes could potentially produce materially different results if it were to change its underlying assumptions, estimates and judgments. For a detailed discussion of these and other accounting policies, see note 2 to Digicel’s consolidated financial statements, which are included in this prospectus.

Property, Plant and Equipment. Property, plant and equipment is stated at historical cost less accumulated depreciation. Depreciation is calculated on a straight-line basis to write down the cost of each asset to its residual value over its estimate useful life. In respect of Digicel’s Cable TV & Broadband business, the cost of the first installation of equipment at a customer’s premises (including all direct materials, equipment, labor and associated costs) is capitalized and amortized over a period of three years. Any subsequent installation to those premises is categorized as an expense. All set-top boxes installed by Digicel remain the property of Digicel and the cost of this equipment is capitalized by Digicel and depreciated over a three-year period from the date of installation.

Impairment of Non-Financial Assets. Digicel records significant intangible and tangible assets relating to Digicel’s operations. Intangible assets mainly relate to licenses and goodwill, and tangible assets to property, plant and equipment of the network. Significant estimates, assumptions and judgments are required to determine the expected useful lives of these assets. During each reporting period Digicel assesses whether there is an indication that an asset may be impaired. These assessments can be significantly affected by changes in competition, technology and other similar factors. If any such indication exists, or at least annually for goodwill, Digicel makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the cash flows are discounted to their present value using a discount rate, such as the weighted average cost of capital that reflects current market assessment of the time value of money and the risks specific to the asset. The recoverable amounts of cash generating units have been determined based on value in use calculations. These calculations require the use of estimates, including discount rates, management’s expectations of future revenue growth, customer acquisition and retention costs, churn rates, capital expenditure and market share for each cash generating unit. The estimates can have a material impact on the amount of any goodwill impairment

Revenue Recognition. Digicel’s Mobile revenue comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging and the provision of other mobile telecommunication services including data services, and interconnect revenue arising from agreements entered into with other networks. Access charges and airtime used by contract customers are invoiced and recorded as part of a periodic billing cycle and recorded as revenue over the related access period, with unbilled revenue resulting from services already provided from the billing cycle date to the end of each period accrued. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime or the credit expires. Revenue from data services is recognized when the related service has been delivered to the customer. Revenue arising from interconnect and roaming agreements with other networks is recognized gross, with amounts due to other networks recognized as direct operating and subscriber acquisition costs. Digicel’s Mobile revenue also includes amounts charged to customers for the sale of handsets and accessories for a limited number of its subsidiaries that do not use the services of a distributor but manage the sale of handsets to its customers directly. Digicel’s subscription revenue in recognized in the month of service delivery and Digicel’s transactional revenue is recognized in the month of service delivery or billable event. Revenue arrangements with multiple deliverables (“bundled offers” such as equipment and services sold together) are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration is then allocated among the separate units of accounting based on their relative fair values or on the residual method. Revenue is then recognized separately for each unit of accounting.

Subscriber Acquisition Cost. Digicel charges to the profit and loss account every month a cost comprising the subsidy on each handset sold to each dealer inclusive of all transportation and duty cost, a fulfillment fee from Digicel’s distributor correlating to the number of handsets sold in the month, and the cost of SIM cards as they are activated. The subsidy and fulfillment fees are direct charges from Digicel’s distributors. In addition Digicel provides for the subsidy on handsets fulfilled but not yet invoiced to Digicel as well as 50% of any commercial gain or loss on unfulfilled handsets in the distributor’s warehouse.

Equity compensation. Digicel has recognized share-based compensation expenses of $22.9 million, $27.5 million and $14.9 million in the fiscal years ended March 31, 2015, 2014 and 2013, respectively. In determining the fair value of the options Digicel uses the Black-Scholes valuation model. This requires complex and judgmental assumptions including price, employee exercise patterns (expected life of the options), estimated volatility and future forfeitures. The computation of expected volatility is based on an average historical volatility from common shares of a group of Digicel’s peers. The expected life of options granted is based on a simplified calculation of expected life as Digicel does not have sufficient exercise history. Forfeitures rates are derived from historical employee termination behavior. If any of the assumptions used change significantly, share-based compensation expense may differ materially. In determining the fair value of Digicel’s share capital, Digicel used a combination of the income approach and the market approach to estimate Digicel’s total enterprise value. Digicel estimates the fair value of the share capital using this estimated enterprise value in the context of Digicel’s capital structure. The estimated fair value of the share capital is then used to determine the fair value of options issued. The income and market approaches require significant management judgment and assumptions around projected cash flows, rate of return, valuation multiples and other relevant inputs.

Impairment of loan to an associate. The impairment of the loan to an associate is determined using valuation techniques, including a discounted cash flow analysis and an equity discount analysis. Management uses its judgment to select a variety of methods and makes assumptions that are based mainly on market conditions existing at the end of each reporting period, such as discount rates, EBITDA multiples, projected cash flows and other relevant inputs.

Fair values of acquired tangible and intangible assets. Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, particularly in the case of such assets acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The annual depreciation and amortization charge is sensitive to the estimated useful lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary based on factors such as technological change, network investment plans, expected level of usage and physical conditions of the assets concerned.

Interconnect income and payments to other telecommunications operators. In certain instances, Digicel relies on other operators to measure the traffic flows interconnecting with its networks. Estimates are used in these cases to determine the amount of income receivable from, or payments Digicel needs to make to, these other operators. The prices at which these services are charged are often regulated and estimates are used in assessing the likely effect of these adjustments.

Income taxes. Digicel is subject to income taxes in various jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. For these items, Digicel believes its estimates, assumptions and judgments are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit.

Deferred tax assets and liabilities require management judgment in determining the amounts to be recognized. In particular, judgment is used when assessing the extent to which deferred tax assets should be recognized with consideration given to the timing and level of future taxable income.

Litigation. Digicel exercises considerable judgment in recognizing and measuring provisions and the exposure to contingent liabilities related to pending litigation. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provisions.

Distributor Arrangements. In most of the markets in which Digicel operates, handsets are purchased from the manufacturer and sold to dealers by distributors acting as principals.

Digicel has considered the key terms of the agreements with the distributors in the context of the indicators below to determine that the distributors are acting as principals when they sell handsets to the authorized dealer network.

The distributors have primary responsibility for providing the handsets to dealers and fulfilling orders. Any product issues encountered by dealers are remedied either directly with the distributors or manufacturers, through the distributors. The distributors assume the risk of physical loss or damage before or after the dealer order, during shipping and on return. Digicel pays subsidies and fees to the distributors, but the majority of general inventory risk of losses arising from lost, damaged and stolen inventory rests with the distributors. The distributors bear all of the credit risk for the amount payable by the dealers and Digicel does not compensate or subsidize any part of the credit risk. Based on this, Digicel determined that the distributors are acting as principals in respect of the procurement and distribution of handsets and not as agents of Digicel. Therefore, Digicel does not recognize revenue on the sales of products by the distributor.

Use of Constant Exchange Rate (“CER”)

Digicel analyzes revenue in currencies other than the U.S. dollar, which is the Company’s reporting currency, on a CER basis, so that revenue growth can be considered excluding movements in foreign exchange rates. See “—Exchange rate risk”. Revenue on a CER basis is a non-IFRS financial measure, computed by converting revenue in local currency for the relevant period using the prior period’s average foreign exchange rates and comparing to the prior period’s revenue. ARPU, which we report in U.S. Dollars, is also impacted by local currency fluctuations.

Results of Operations

Comparison of Years Ended March 31, 2015 and 2014

The following table sets forth certain income statement items for the years indicated:

	Year Ended March 31,		Impact on Comparative Results for Period
	2015	2014	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Consolidated Income Statement Data:
Revenue	$2,794.1	$2,753.6	$40.5	1.5
Direct operating and subscriber acquisition costs	(753.9)	(743.7)	(10.2)	1.4

Other operating expenses	(286.9)	(261.0)	(25.9)	9.9
Marketing expenses	(115.2)	(108.8)	(6.4)	5.9
Staff Costs	(317.0)	(278.7)	(38.3)	13.7
General and Administrative Expenses	(208.8)	(173.8)	(34.2)	19.7
Depreciation, amortization and impairment of property, plant and equipment and intangible assets	(405.3)	(395.2)	(10.1)	2.6

Operating Profit	707.8	792.4	(84.6)	(10.7)
Finance Income	2.7	16.9	(14.2)	(84.0)
Finance Costs(1)	(599.3)	(505.2)	(94.1)	18.6
Share of Loss of Associate	(21.1)	(7.9)	(13.2)	167.1
Impairment of Loan to Associate	(58.7)	(39.0)	(19.7)	50.5

Profit before Taxation	31.4	257.4	(226.0)	(87.8)
Taxation	(189.0)	(213.9)	24.9	(11.6)

Net (Loss)/Profit	$(157.6)	$43.5	$201.1	(462.3)

(1)	Includes interest expense, financing costs (including redemption premiums) and losses on foreign exchange movements on the revaluation of loans.

Subscribers. Digicel’s total mobile subscribers increased by approximately 1.0% to 13.6 million as of March 31, 2015 from 13.5 million as of March 31, 2014. Net additions of subscribers for the year ended March 31, 2015 were 0.1 million, compared with 0.6 million net additions for the year ended March 31, 2014. In the year ended March 31, 2015, Digicel completed the construction of 296 new sites in Papua New Guinea to expand its coverage in certain rural areas, which it believes should facilitate future growth in its subscriber base.

Revenue. Revenue increased by $40.5 million, or 1.5%, to $2,794.1 million in the year ended March 31, 2015 from $2,753.6 million in the year ended March 31, 2014. On a CER basis, revenue increased 5.3% in the year ended March 31, 2015 as compared to the year ended March 31, 2014. Further details of Digicel’s revenue by geographic segment and by product and service are outlined below.

Revenue by Geographic Segment

The table below sets forth Digicel’s revenue by geographical location for the periods indicated.

	Year Ended March 31,		Actual Change		Change on a CER Basis
	2015	2014	Amount of Variation	Percentage Change (%)	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Revenue by Geographic Market(1):
Papua New Guinea	$500.6	$500.3	$0.3	0.1	$40.7	8.1
Haiti	478.8	497.9	(19.1)	(3.8)	(1.6)	(0.3)
Jamaica	421.3	434.9	(13.6)	(3.1)	16.3	3.7
Trinidad and Tobago	268.8	260.2	8.6	3.3	10.4	4.0
French West Indies	198.4	213.7	(15.3)	(7.2)	(3.6)	(1.7)
El Salvador	106.7	118.6	(11.9)	(10.0)	(11.9)	(10.0)
Guyana	91.2	83.2	8.0	9.6	8.0	9.6
Eastern Caribbean(2)	80.7	83.6	(2.9)	(3.4)	(2.9)	(3.4)
Other locations/Unallocated(3)	647.6	561.2	86.4	15.4	90.3	16.1

Total Revenue	$2,794.1	$2,753.6	$40.5	1.5	$145.8	5.3

(1)	The revenue shown above is presented before the elimination of intercompany revenues and recharges between the markets.
(2)	St. Lucia, Grenada and St. Vincent and the Grenadines.
(3)	“Other locations” include Anguilla, Antigua and Barbuda, Aruba, Barbados, Bermuda, Bonaire, the British Virgin Islands, the Cayman Islands, Curaçao, Dominica, Fiji, St. Kitts and Nevis, Nauru, Samoa, Suriname, TCI, Tonga, and Vanuatu, for all periods presented. Unallocated represents revenues arising from miscellaneous other sources, including revenue from CPL, the Myanmar Tower business, digital media and mobile advertising, subsea fiber optic cable network, Digicel’s hotel in Haiti and other items, and the elimination of inter-segment revenues.

In Papua New Guinea, revenue increased by $0.3 million, or 0.1%, to $500.6 million in the year ended March 31, 2015 from $500.3 million in the year ended March 31, 2014. On a CER basis, revenue increased by $40.7 million or 8.1% in the year ended March 31, 2015 as compared to the year ended March 31, 2014 as Digicel’s reported revenue in Papua New Guinea was impacted by an adverse movement in the average exchange rate from local currency into the U.S. dollar of 8.0% from the year ended March 31, 2014 to the year ended March 31, 2015.

In Haiti, revenue decreased by $19.1 million, or 3.8%, to $478.8 million in the year ended March 31, 2015 from $497.9 million in the year ended March 31, 2014. This decrease was primarily due to adverse movements in the local currency against the U.S. dollar, which resulted in the average exchange rate from local currency into the U.S. dollar depreciating by 4.7% from the year ended March 31, 2014 to the year ended March 31, 2015. On a CER basis, revenue decreased by 0.3% in the year ended March 31, 2015 as compared to the year ended March 31, 2014, reflecting lower voice revenues offset by higher mobile data and Business Solutions revenues.

In Jamaica, revenue decreased by $13.6 million, or 3.1%, to $421.3 million in the year ended March 31, 2015 from $434.9 million in the year ended March 31, 2014. This decrease was primarily due to a 8.6% adverse movement in the local currency against the U.S. dollar. On a CER basis, revenue increased by 3.7% in the year ended March 31, 2015 as compared to the year ended March 31, 2014, reflecting an increase in subscribers, higher mobile data and Business Solutions revenue and non-recurring revenue from a settlement with a competitor. Since March 31, 2015, Digicel introduced an innovative pricing package in the Jamaican market called “Digicel Zero” which offers prepaid customers free Facebook, Instagram, Twitter, WhatsApp and free on-net calls when subscribers purchase a three-day data package. Digicel believes this offering has been well received in the market.

In Trinidad and Tobago, revenue increased by $8.6 million, or 3.3%, to $268.8 million in the year ended March 31, 2015 from $260.2 million in the year ended March 31, 2014. This increase was primarily due to continued growth in mobile subscribers and growth in revenue from mobile data/VAS and Business Solutions.

In the French West Indies, revenue decreased by $15.3 million, or 7.2%, to $198.4 million in the year ended March 31, 2015 from $213.7 million in the year ended March 31, 2014. This decrease was primarily due to a 5.7% adverse movement in the local currency against the U.S. dollar. On a CER basis, revenue decreased by 1.7% in the year ended March 31, 2015 as compared to the year ended March 31, 2014. A reduction in mobile termination rates in the French West Indies contributed to a reduction in the revenue for the year ended March 31, 2015 when compared to the year ended March 31, 2014.

In El Salvador, revenue decreased by $11.9 million, or 10.0%, to $106.7 million in the year ended March 31, 2015 from $118.6 million in the year ended March 31, 2014. This decrease was primarily due to reductions in mobile termination rates and aggressive competitive activity in the market.

In Guyana, revenue increased by $8.0 million, or 9.6%, to $91.2 million in the year ended March 31, 2015 from $83.2 million in the year ended March 31, 2014. The increase was driven by a 3.9% increase in Digicel’s mobile subscribers in the year ended March 31, 2015, which led to growth in revenue from both voice and data/VAS.

In the Eastern Caribbean, revenue decreased by $2.9 million, or 3.4%, to $80.7 million in the year ended March 31, 2015 from $83.6 million in the year ended March 31, 2014. This decrease was primarily due to a decrease in voice and handset revenues.

In Other locations, revenue increased by $86.4 million, or 15.4%, to $647.6 million in the year ended March 31, 2015 from $561.2 million in the year ended March 31, 2014. This increase was primarily due to the impact of acquisitions from the current and preceding financial year and contributions from the Myanmar Tower business and the Caribbean Premier League (“CPL”).

Revenue by Product Line

The table below sets forth Digicel’s revenue by product line for the periods indicated. See “Business” for a further description of these product lines.

	Year Ended March 31,		Impact on Comparative Results for Period
	2015	2014	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Revenue by Product Line:
Mobile
Data/VAS	$761.7	$690.1	$71.6	10.4
Voice	1,677.3	1,831.2	(153.9)	(8.4)

Total Mobile	2,439.0	2,521.3	(82.3)	(3.3)
Business Solutions	119.4	80.6	38.8	48.1
Cable TV & Broadband	31.6	11.6	20.0	171.2
Other Revenue	63.3	6.4	56.9	883.5

Service Revenue	2,653.3	2,619.9	33.4	1.3
Handset/Equipment Revenue	140.8	133.7	7.1	5.3

Total Revenue	$2,794.1	$2,753.6	$40.5	1.5

Mobile revenue decreased by $82.3 million, or 3.3%, to $2,439.0 million in the year ended March 31, 2015 from $2,521.3 million in the year ended March 31, 2014. Revenue from data and VAS increased by $71.6 million, or 10.4%, in the year ended March 31, 2015 as the demand for data services continued to increase. Revenue from voice services, which includes transit and inbound roaming revenue, decreased by $153.9 million, or 8.4%, in the year ended March 31, 2015. The majority of this decrease was attributable to the French West Indies, Papua New Guinea, Jamaica, Haiti and El Salvador where, other than in El Salvador, revenue was impacted by the adverse movement of local currencies against the U.S. dollar in the year ended March 31, 2015 and, in the French West Indies and El Salvador, by reductions in mobile termination rates. In addition, the industry wide trend of a substitution of data for voice was also prevalent in Digicel’s markets.

Business Solutions revenue, which is generated from services provided to Digicel’s corporate and governmental customers, increased by $38.8 million, or 48.1%, to $119.4 million in the year ended March 31, 2015 from $80.6 million in the year ended March 31, 2014. This increase was primarily due to Digicel’s continued focus on expanding its offering and customer base in this product line, which includes having dedicated sales teams for these services with a strong focus on its sales pipeline. The increase in Business Solutions revenue in the year ended March 31, 2015 was experienced in numerous markets. Digicel’s revenue from the sale of equipment to Business Solutions customers, which is often at low or negligible margin, is included separately as part of its Handset/Equipment Revenue.

Cable TV & Broadband revenue increased by $20.0 million, or 171.2%, to $31.6 million in the year ended March 31, 2015 from $11.6 million in the year ended March 31, 2014. This increase was primarily due to the acquisitions completed by Digicel during the year ended March 31, 2015. Digicel’s acquisition of BTC in Bermuda, which was completed on June 1, 2015 and Digicel’s commencement of its FTTH rollout in Jamaica, Trinidad and Tobago and Barbados did not contribute revenue in the year ended March 31, 2015, but Digicel expects that they will in future years.

Other revenue was from miscellaneous other sources, including revenue from CPL, the Myanmar Tower business, digital media and mobile advertising, subsea fiber optic cable network, Digicel’s hotel in Haiti and other items. Other revenue increased by $56.9 million, or 883.5%, to $63.3 million in the year ended March 31, 2015 from $6.4 million in the year ended March 31, 2014. Other revenue increased as certain of these businesses either were not owned by Digicel, such as CPL, or did not generate revenue, such as the Myanmar Tower business, in the year ended March 31, 2014.

Handset/Equipment revenue included (i) amounts charged to customers for the sale of handsets and accessories for a limited number of its subsidiaries that do not use the services of a distributor but manage the sale of handsets to its customers directly, and, as noted above, (ii) revenue generated from the sale of equipment to the Business Solutions customers. Handset/Equipment revenue increased by $7.1 million, or 5.3%, to $140.8 million in the year ended March 31, 2015 from $133.7 million in the year ended March 31, 2014.

ARPU. Digicel’s ARPU per month was $15.3 for the year ended March 31, 2015, compared to $16.0 for the year ended March 31, 2014. The reduction was primarily due to the adverse currency fluctuations in Jamaica, the French West Indies, Haiti and El Salvador as outlined above and continued subscriber growth in markets with lower ARPU such as Haiti and Papua New Guinea.

Direct operating and subscriber acquisition costs. Direct operating and subscriber acquisition costs increased by $10.2 million, or 1.4%, to $753.9 million in the year ended March 31, 2015, compared to $743.7 million in the year ended March 31, 2014. The increase is largely due to cost of equipment sales increasing by $32.0 million, or 28.5%, to $144.3 million in the year ended March 31, 2015 as compared to $112.3 million in the year ended March 31, 2014, as a result of increased equipment sales due to the growth of Business Solutions. The cost of equipment sales includes the cost of equipment purchased by Digicel for sale as part of its Business Solutions business and the cost of handsets purchased directly by Digicel for sale through its distribution channels to Mobile subscribers.

This increase has been offset by lower dealer margin costs (as a result of new retail commission structures introduced by Digicel), which decreased by $22.0 million. As a percentage of total revenue, direct costs were 17.2% for the year ended March 31, 2015 and 18.1% for the year ended March 31, 2014.

Subscriber acquisition costs decreased by $4.6 million, or 3.4%, to $129.0 million in the year ended March 31, 2015 as compared to $133.5 million in the year ended March 31, 2014. Subscriber acquisition cost per unit (excluding SIM only sales) amounted to $29.6 in the year ended March 31, 2015, compared to $30.8 in the year ended March 31, 2014. Subscriber acquisition costs represented 5.3% of Mobile revenue in the years ended March 31, 2015 and 2014. The decrease in subscriber acquisition costs was largely offset by the net increase in other direct costs.

Other operating expenses. Other operating expenses primarily comprise the operating costs of our networks including site operating costs, operating lease rentals, network support and software and IT costs. Other operating expenses increased by $25.9 million, or 9.9%, to $286.9 million in the year ended March 31, 2015 from $261.0 million in the year ended March 31, 2014. The increase was primarily driven by expansion of our mobile networks in Papua New Guinea, Haiti and Jamaica , the Myanmar tower business and acquisitions.

Marketing expenses. Marketing expenses increased by $6.4 million, or 5.9%, to $115.2 million in the year ended March 31, 2015 from $108.8 million in the year ended March 31, 2014, due to increased advertising and promotion costs.

Staff costs. Staff costs increased by $38.3 million, or 13.7%, to $317.0 million in the year ended March 31, 2015 from $278.7 million in the year ended March 31, 2014. As noted earlier, Digicel announced a voluntary separation program in March 2015 aimed at reducing staff numbers as part of its ongoing efforts to streamline operations and realign its resources to reflect its focus on evolving into a total communications and entertainment provider. Digicel recognized $14.4 million in separation costs in the year ended March 31, 2015 in connection with the voluntary separation program. Excluding share option costs, which reduced by $4.6 million, underlying staff costs increased by $28.5 million arising primarily from acquisitions in the current year and full year costs for acquisitions completed in the second half of the year ended March 31, 2014.

General and administrative expenses. General and administrative expenses increased by $34.2 million, or 19.7%, to $208.8 million in the year ended March 31, 2015 from $173.8 million in the year ended March 31, 2014, due to $23.1 million in foreign exchange losses and $11.1 million primarily as a result of increased facility costs, travel, communication and bad debt charges.

Depreciation, amortization and impairment of property, plant and equipment and intangible assets. Depreciation, amortization and impairment of property, plant and equipment and intangible assets increased by $10.1 million, or 2.6%, to $405.3 million in the year ended March 31, 2015 from $395.2 million in the year ended March 31, 2014. The increase arises from higher depreciation and amortization charges of $6.6 million and an impairment charge of $3.5 million provided against plant, property and equipment in Vanuatu following the cyclone which hit the island in March 2015.

Operating profit. Operating profit for the year ended March 31, 2015 was $707.8 million, compared to an operating profit of $792.4 million in the year ended March 31, 2014, a decrease of $84.6 million. Excluding voluntary separation program costs, the contributions to operating profit from Trinidad and Tobago and Guyana increased by $6.9 million and $7.4 million respectively. The contributions to operating profit from Papua New Guinea, Haiti, Jamaica and El Salvador decreased by $40.8 million, $4.0 million, $9.7 million and $11.6 million respectively.

Finance income. Finance income relates to interest received on cash deposits. Finance income decreased by $14.2 million to $2.7 million in the year ended March 31, 2015, due to lower average cash balances.

Finance costs. Finance costs include interest expense and other financing costs. Finance costs increased by $94.1 million, or 18.6%, in the year ended March 31, 2015 from $505.2 million in the year ended March 31, 2014 to $599.3 million in the year ended March 31, 2015. This was due in part to an increase in interest expense of $22.7 million from $425.3 million in the year ended March 31, 2014 to $448.0 million in the year ended March 31, 2015. Redemption premiums and deferred financing fees expensed on the redemption of debt, amounting to a total of $88.5 million, were recognized in the year ended March 31, 2015, compared to $22.5 million in the year ended March 31, 2014 and the increase was primarily related to the redemption of $775 million of DGL’s 10.50% Senior Notes due 2018 and the $800 million of DL’s 8.25% Senior Notes due 2017. Financing costs also include foreign exchange losses on loans of $33.6 million during the year ended March 31, 2015, compared to a loss of $17.1 million in the previous fiscal year. Other finance costs decreased by $9.3 million to $22.5 million in the year ended March 31, 2015 from $31.8 million in the year ended March 31, 2014. Digicel expects that the use of proceeds from this offering and the related reduction in its indebtedness will contribute to a lower interest expense in future years.

Share of losses of associate. As of March 31, 2015, Digicel had a 43.59% equity interest in DHCAL (44.97% on a fully diluted basis). The investment has been accounted for as an associated entity using the equity method. Based on Digicel’s proportional interest in DHCAL, Digicel recorded losses of $16.1 million in the year ended March 31, 2015, compared to $4.0 in the year ended March 31, 2014 against the carrying amount of its loan to DHCAL. Losses from other associates amounting to $5.0 million in the year ended March 31, 2015 relate to Digicel’s share of losses in Boom Financial, Inc. (previously trading as M-Via, Inc.), Aggrego Services LLC and Mobilecover Holdings Pte. Limited.

Taxation. Taxation decreased by $24.9 million, or 11.6%, to $189.0 million for the year ended March 31, 2015 from $213.9 million for the year ended March 31, 2014, due to lower profits in taxable jurisdictions offset by an increase in withholding tax on intercompany royalty charges.

Net (loss)/profit. Digicel’s net loss for the year ended March 31, 2015 was $157.6 million, compared to a net profit of $43.5 million for the year ended March 31, 2014.

Adjusted EBITDA. Adjusted EBITDA for the year ended March 31, 2015 was $1,180.8 million, compared to $1,223.1 million in the year ended March 31, 2014, a decrease of $42.3 million, or 3.5%. While revenue in Papua New Guinea increased in the year ended March 31, 2015, its contribution to Adjusted EBITDA decreased by $31.3 million, or 11.5%, as a result of increased operating expenses associated with the entry into the Cable TV business and increased operating expenses associated with its 300 tower expansion project (with revenues only due to come fully on stream in the year ended March 31, 2016). Jamaica’s contribution to Adjusted EBITDA decreased by $17.5 million, or 9.8%, primarily as a result of currency movement. Trinidad and Tobago’s contribution to Adjusted EBITDA increased by $11.2 million, or 7.4% due to increased data/VAS revenues, business solutions revenues and decreased operating expenses. Guyana’s contribution to Adjusted EBITDA increased by $8.9 million, or 22.3% due to increased voice revenues, data/VAS revenues and a decrease in direct operating and subscriber acquisition costs. The adjusted EBITDA contributions from all other markets decreased by $13.6 million in the year ended March 31, 2015 due to increased operating expenses associated with the new Cable TV & Broadband and content business. Digicel’s Adjusted EBITDA margin was 42.3% for the year ended March 31, 2015, compared to 44.4% in the year ended March 31, 2014. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA as a financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of our net profit/(loss) to Adjusted EBITDA.

Comparison of Years Ended March 31, 2014 and 2013

The following table sets forth certain income statement items for the years indicated:

	Year Ended March 31,		Impact on Comparative Results for Period
	2014	2013	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Consolidated Income Statement Data:
Revenue	$2,753.6	$2,777.3	$(23.7)	(0.9)
Direct operating and subscriber acquisition costs	(743.7)	(764.7)	21.0	(2.7)
Other operating expenses	(261.0)	(273.9)	12.9	(4.7)
Marketing expenses	(108.8)	(118.1)	9.3	(7.9)
Staff Costs	(278.7)	(264.5)	(14.2)	5.4
General and Administrative Expenses	(173.8)	(190.8)	17.0	(8.9)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets	(395.2)	(410.6)	15.4	(3.8)

Operating Profit	792.4	754.7	37.7	5.0
Finance Income	16.9	2.9	14.0	482.8
Finance Costs(1)	(505.2)	(565.0)	59.8	(10.6)
Share of Loss of Associate	(7.9)	(2.2)	(5.7)	259.1
Impairment of Loan to Associate	(39.0)	(176.0)	137.0	(77.8)

Profit before Taxation	257.4	14.4	243.0	1,687.5
Taxation	(213.9)	(212.9)	(1.0)	0.5

Net Profit/(Loss)	$43.5	$(198.5)	$242.0	(121.9)

(1)	Includes interest expense, financing costs (including redemption premiums) and losses on foreign exchange movements on the revaluation of loans.

Subscribers. Digicel’s total mobile subscribers increased by approximately 4.4% to 13.5 million as of March 31, 2014, compared to 12.9 million as of March 31, 2013. Net additions of subscribers for the year ended March 31, 2014 were 0.6 million (with 0.4 million of this increase relating to Haiti and Papua New Guinea) compared with 0.1 million net additions for the year ended March 31, 2013.

Revenue. Revenue decreased by $23.7 million, or 0.9%, to $2,753.6 million in the year ended March 31, 2014 from $2,777.3 million in the year ended March 31, 2013. Decreases of $55.9 million, $30.1 million and $10.6 million, were attributable to Digicel’s operations in Jamaica, Haiti and El Salvador, respectively. Adverse local currency movements against the U.S. dollar negatively impacted revenue in both Haiti and Jamaica, while Jamaica revenue was also impacted by mobile termination rate reductions. In El Salvador, mobile termination rate reductions and competitive pricing pressures negatively impacted revenue. On a CER basis, revenue increased 3.4% in the year ended March 31, 2014 as compared to the year ended March 31, 2013.

Revenue by Geographic Segment.

The table below sets forth Digicel’s revenue by geographical location for the periods indicated.

	Year Ended March 31,		Actual Change		Change on a CER Basis
	2014	2013	Amount of Variation	Percentage Change (%)	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Revenue by Geographic Segment(1):
Papua New Guinea	$500.3	$489.4	$10.9	2.2	$66.9	13.7
Haiti	497.9	528.0	(30.1)	(5.7)	(16.7)	(3.2)
Jamaica	434.9	490.8	(55.9)	(11.4)	(6.3)	(1.3)
Trinidad and Tobago	260.2	233.4	26.8	11.5	28.5	12.2
French West Indies	213.7	211.1	2.6	1.2	(6.1)	(2.9)
El Salvador	118.6	129.2	(10.6)	(8.2)	(10.6)	(8.2)
Guyana	83.2	72.5	10.7	14.7	10.7	14.7
Eastern Caribbean(2)	83.6	82.4	1.2	1.4	1.2	1.4
Other locations/Unallocated(3)	561.2	540.5	20.7	3.8	25.7	4.8

Total Revenue	$2,753.6	$2,777.3	$(23.7)	(0.9)	$93.3	3.4

(1)	The revenue shown above is presented before the elimination of intercompany revenues and recharges between the markets.
(2)	St. Lucia, Grenada and St. Vincent and the Grenadines.
(3)	“Other locations” include Anguilla, Antigua and Barbuda, Aruba, Barbados, Bermuda, Bonaire, the British Virgin Islands, the Cayman Islands, Curaçao, Dominica, Fiji, St. Kitts and Nevis, Nauru, Samoa, Suriname, TCI, Tonga, and Vanuatu, for all periods presented. Unallocated represents revenues from miscellaneous other sources and the elimination of inter-segment revenues.

In Papua New Guinea, revenue increased by $10.9 million, or 2.2%, to $500.3 million in the year ended March 31, 2014 from $489.4 million in the year ended March 31, 2013. Digicel’s subscriber numbers in Papua New Guinea increased by 7.2% in the year ended March 31, 2014 and the growth in Digicel’s reported revenue was impacted by an adverse movement in the local currency against the U.S. dollar, which resulted in the average exchange rate from local currency into the U.S. dollar depreciating by 10.3% from the year ended March 31, 2013 to the year ended March 31, 2014. On a CER basis, revenue increased 13.7% in the year ended March 31, 2014 as compared to the year ended March 31, 2013.

In Haiti, revenue decreased by $30.1 million, or 5.7%, to $497.9 million in the year ended March 31, 2014 from $528.0 million in the year ended March 31, 2013. This decrease was partly due to a 3.6% adverse movement in the local currency against the U.S. dollar. A decline in international incoming voice revenue in the year ended March 31, 2014 also contributed to the year-on-year reduction in revenue. On a CER basis, revenue decreased by 3.2% in the year ended March 31, 2014 as compared to the year ended March 31, 2013.

In Jamaica, revenue decreased by $55.9 million, or 11.4%, to $434.9 million in the year ended March 31, 2014 from $490.8 million in the year ended March 31, 2013. This decrease was primarily due to a 12.9% adverse movement in the local currency against the U.S. dollar. A reduction in mobile termination rates further impacted Digicel’s revenue in Jamaica. On a CER basis, revenue decreased by 1.3% in the year ended March 31, 2014 as compared to the year ended March 31, 2013.

In Trinidad and Tobago, revenue increased by $26.8 million, or 11.5%, to $260.2 million in the year ended March 31, 2014 from $233.4 million in the year ended March 31, 2013. This increase was primarily due to an 8.1% increase in subscriber numbers as Digicel continues to increase its market share in Trinidad and Tobago.

In the French West Indies, revenue increased by $2.6 million, or 1.2%, to $213.7 million in the year ended March 31, 2014 from $211.1 million in the year ended March 31, 2013. Digicel’s revenue benefited from a 4.1% positive movement in euro against the U.S. dollar appreciated by 4.1% from the year ended March 31, 2013 to the year ended March 31, 2013. On a CER basis, revenue decreased 2.9% in the year ended March 31, 2014 as compared to the year ended March 31, 2013, as the growth in data revenue was offset by a reduction in voice revenue as a result of competitive pricing pressure during the period and a reduction in mobile termination rates.

In El Salvador, revenue decreased by $10.6 million, or 8.2%, to $118.6 million in the year ended March 31, 2014 from $129.2 million in the year ended March 31, 2013. This decrease was primarily due to a reduction in mobile termination rates and competitive pricing in the market. In November 2013, Digicel launched its 4G service in El Salvador with a view to strengthening its competitive position and growing its data revenue.

In Guyana, revenue increased by $10.7 million, or 14.7%, to $83.2 million in the year ended March 31, 2014 from $72.5 million in the year ended March 31, 2013.

In the Eastern Caribbean, revenue increased by $1.2 million, or 1.4%, to $83.6 million in the year ended March 31, 2014 from $82.4 million in the year ended March 31, 2013.

In Other locations, revenue increased by $20.7 million, or 3.8%, to $561.2 million in the year ended March 31, 2014 from $540.5 million in the year ended March 31, 2013. This increase was primarily due to growth in several markets including Suriname.

Revenue by Product Line

The table below sets forth Digicel’s revenue by product line for the periods indicated. See “Business” for a further description of these products and services.

	Year Ended March 31,		Impact on Comparative Results for Period
	2014	2013	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Revenue by Product Line:
Mobile
Data/VAS	$690.1	$595.2	$95.0	16.0
Voice	1,831.2	1,988.7	(157.5)	(7.9)

Total Mobile	2,521.3	2,583.9	(62.6)	(2.4)
Business Solutions	80.6	56.6	24.0	42.4
Cable TV & Broadband	11.6	3.1	8.5	274.2
Other Revenue	6.4	13.8	(7.4)	(53.6)

Service Revenue	2,619.9	2,657.4	(37.5)	(1.4)
Handset/Equipment Revenue	133.7	119.9	13.8	11.5

Total Revenue	$2,753.6	$2,777.3	$(23.7)	(0.9)

Mobile revenue decreased by $62.6 million, or 2.4%, to $2,521.3 million in the year ended March 31, 2014 from $2,583.9 million in the year ended March 31, 2013. Revenue from data and VAS increased by $95.0 million, or 16.0%, in the year ended March 31, 2014 as the demand for data services continues to increase along with smartphone penetration and network speeds through 4G networks. Revenue from voice services, which includes transit and inbound roaming revenue, decreased by $157.5 million, or 7.9%, in the year ended March 31, 2014. While voice revenue increased in certain markets (including Trinidad and Tobago, Suriname and Guyana), these increases were offset by decreases in Jamaica, Papua New Guinea, the French West Indies and Haiti, primarily as a result of the adverse movement of local currencies against the U.S. dollar in the year ended March 31, 2014 and, in the French West Indies, by reductions in mobile termination rates.

Business Solutions revenue, which is generated from services provided to Digicel’s corporate and government customers, increased by $24.0 million, or 42.4%, to $80.6 million in the year ended March 31, 2014 from $56.6 million in the year ended March 31, 2013. This increase was primarily due to Digicel’s focus on expanding its offering and customer base in this product line, with $14.3 million of the increase driven by Papua New Guinea. Digicel’s revenue from the sale of equipment to Business Solutions customers, which is often at low or negligible margin, is included separately as part of its Handset/Equipment Revenue.

Cable TV & Broadband revenue increased by $8.5 million, or 274.2%, to $11.6 million in the year ended March 31, 2014 from $3.1 million in the year ended March 31, 2013.

Other revenue decreased by $7.4 million, or 53.6%, to $6.4 million in the year ended March 31, 2014 from $13.8 million in the year ended March 31, 2013.

Handset/Equipment revenue included (i) amounts charged to customers for the sale of handsets and accessories for a limited number of its subsidiaries that do not use the services of a distributor but manage the sale of handsets to its customers directly, and (ii) revenue generated from the sale of equipment to Business Solutions customers, as noted above. Handset/Equipment revenue increased by $13.8 million, or 11.5%, to $133.7 million in the year ended March 31, 2014 from $119.9 million in the year ended March 31, 2013.

ARPU. Digicel’s ARPU per month was $16.0 for the year ended March 31, 2014, compared to $16.2 for the year ended March 31, 2013. The decrease in ARPU was primarily due to decreases in the ARPU in Haiti, El Salvador, Jamaica and Papua New Guinea, as a result of the adverse movement of currency and reduction in mobile termination rates referred to above.

Direct operating and subscriber acquisition costs. Direct operating and subscriber acquisition costs decreased by $21.0 million, or 2.7%, to $743.7 million in the year ended March 31, 2014 from $764.7 million in the year ended March 31, 2013. The decrease was attributable to a reduction in interconnect costs of $21.5 million and mainly due to the currency depreciation against the U.S. dollar particularly in Jamaica, Haiti and Papua New Guinea.

Other costs reductions in data and roaming charges and subscriber acquisition cost were largely offset by increases in USO levies and call taxes and the increased cost of equipment sales.

The currency fluctuations during the year also impacted data and roaming charges which reduced by $14.7 million. Dealer margin and card production costs decreased due to savings on recharge distribution costs of $10.6 million. Subscriber acquisition costs decreased by $5.6 million, or 4.0%, to $133.5 million in the year ended March 31, 2014 from $139.1 million in the year ended March 31, 2013. Subscriber acquisition cost per unit (excluding SIM only sales) decreased to $30.8 in the year ended March 31, 2014 from $31.0 in the year ended March 31, 2013. Subscriber acquisition costs represented 5.3% of Mobile revenue in the year ended March 31, 2014 as compared to 5.4% in the year ended March 31, 2013.

The savings outlined above were offset by an increase in USO levies and call taxes of $23.5 million, primarily due to a full year impact of the special telecom taxes introduced in Jamaica and an increase in the cost of equipment sales of $7.3 million largely as a result of growth in Business Solutions. The cost of equipment sales includes the cost of equipment purchased by Digicel for sale as part of its Business Solutions business and the cost of handsets purchased directly by Digicel for sale through its dealer channels to mobile subscribers.

Other operating expenses. Other operating expenses primarily comprise the operating costs of the Group’s networks including site operating costs, operating lease rentals, network support and software and IT costs. Total other operating expenses decreased by $12.9 million, or 4.7%, to $261.0 million in the year ended March 31, 2014 from $273.9 million in the year ended March 31, 2013 primarily reflecting the full year savings realized from the 2013 consolidation of networks acquired with Claro in Jamaica and the Voila business in Haiti.

Marketing expenses. Marketing expenses decreased by $9.3 million, or 7.9%, to $108.8 million in the year ended March 31, 2014 from $118.1 million in the year ended March 31, 2013, primarily due to decreased advertising and promotion costs of $11.0 million, offset by an increase in other expenses of $1.7 million.

Staff Costs. Staff costs increased by $14.1 million, or 5.3%, to $278.7 million in the year ended March 31, 2014 from $264.6 million in the year ended March 31, 2013. Excluding VSP costs from the year ended March 31, 2013 of $4.4 million, underlying staff costs increased by $5.9 million and share option charges increased by $12.6 million.

General and administrative expenses. General and administrative expenses decreased by $17.0 million, or 8.9%, to $173.8 million in the year ended March 31, 2014 from $190.8 million in the year ended March 31, 2013 primarily driven by savings in general expenses of $15.6 million, a reduction in foreign exchange losses of $7.0 million and lower facility charges of $5.0 million generated primarily through the consolidation of networks and operating facilities in Haiti and Jamaica. These decreases were offset partly by increases in professional fees, contributions to the Digicel Foundation and travel expenses of $5.7 million, $4.4 million and $1.6 million, respectively.

Depreciation, amortization and impairment of property, plant and equipment and intangible assets. Depreciation, amortization and impairment of property, plant and equipment and intangible assets decreased by $15.4 million, or 3.7%, to $395.2 million in the year ended March 31, 2014 from $410.6 million in the year ended March 31, 2013, primarily driven by a $4.4 million decrease in amortization of intangible assets and a $11.0 million decrease in depreciation, amortization and impairment of property, plant and equipment and intangible assets.

Operating profit. Operating profit increased by $37.7 million, or 5.0%, to $792.4 million in the year ended March 31, 2014 from $754.7 million in the year ended March 31, 2013. The contributions to operating profit from Papua New Guinea, Trinidad and Guyana increased by $27.7 million, $23.2 million and $4.3 million, respectively. The contributions to operating profit from Jamaica and El Salvador decreased by $27.5 million and $6.7 million respectively.

Finance income. Finance income increased by $14.0 million, or 482.8%, to $16.9 million in the year ended March 31, 2014 from $2.9 million in the year ended March 31, 2013. This increase was driven primarily by higher average cash balances.

Finance costs. Finance costs decreased by $59.8 million, or 10.6%, to $505.2 million in the year ended March 31, 2014 from $565.0 million in the year ended March 31, 2013. This was largely due to a decrease of $38.4 million in fees for the early repayment of debt and a decrease of $34.0 million of the amount of deferred financing fees amortized or expensed in the period as $775 million of senior notes were repurchased during the year ended March 31, 2014 compared to $1.9 billion in during the year ended March 31, 2013. These reductions were partly offset by an increase in Digicel’s interest expense of $12.8 million to $425.3 million due to a full quarter of interest on the $1.3 billion in aggregate principal amount of 6.00% Senior Notes due 2021 that were issued in February 2013 and in March 2013. Financing costs also include foreign exchange losses on loans of $17.1 million during the year ended March 31, 2014, compared to $25.7 million in the previous fiscal year.

Share of losses of associate. As of March 31, 2014, Digicel had a 43.59% equity interest in DHCAL (44.97% on a fully diluted basis). The investment has been accounted for as an associated entity using the equity method. Based on Digicel’s proportional interest in DHCAL, Digicel recorded losses of $4.0 million against the carrying amount of its loan to DHCAL in the year ended March 31, 2014, compared to nil in the year ended March 31, 2013 as Digicel, under IFRS, as issued by the IASB, was not required to recognize any DHCAL losses as the carrying value of the equity investment at that time has been absorbed by the losses already applied. Losses from other associates amounting to $3.9 million for the year ended March 31, 2014 relate to Digicel’s share of losses in Boom Financial, Inc. (previously trading as M-Via, Inc.) and Mobilecover Holdings Pte. Limited.

Impairment of loan to associate. As of March 31, 2014, an impairment review was conducted for the DHCAL business as performance and actual cash flows were lower than previous expectations. Following the review, a provision for impairment of $39.0 million was recognized against the carrying value of the loan to DHCAL in the year ended March 31, 2014. A provision of $176.0 million was made in respect of the same loan in the year ended March 31, 2013.

Taxation. Taxation increased by $1.0 million, or 0.5%, to $213.9 million in the year ended March 31, 2014 from $212.9 million in the year ended March 31, 2013.

Net profit. Net profit increased by $242.0 million to $43.5 million in the year ended March 31, 2014 from a net loss of $198.5 million in the year ended March 31, 2013 as a result of Digicel’s increased operating profit and a reduction in the amount of the impairment of Digicel’s investment in associates in the year ended March 31, 2014.

Adjusted EBITDA. Adjusted EBITDA increased by $22.4 million, or 1.9%, to $1,223.1 million in the year ended March 31, 2014 from an Adjusted EBITDA of $1,200.7 million in the year ended March 31, 2013. Trinidad and Tobago’s contribution to Adjusted EBITDA increased by $20.2 million, or 15.5%, due to an increase in revenues arising from subscriber gains and also lower operating expenses. Guyana’s contribution to Adjusted EBITDA increased by $10.0 million, or 33.3%, due to an increase in revenues arising from increased subscriber numbers and ARPU. Papua New Guinea’s contribution to Adjusted EBITDA increased by $7.5 million, or 2.8%, due to an increase in revenues arising from of increased subscriber numbers. Haiti’s contribution to Adjusted EBITDA increased by $2.4 million, or 1.1%, due to an increase in mobile subscriber numbers and data/VAS revenue. Jamaica’s contribution to Adjusted EBITDA decreased by $33.1 million, or 15.6%, due to an adverse movement of local currency and mobile termination rate reductions. The Adjusted EBITDA contributions from all other markets increased by $15.4 million, or 4.5%. The Adjusted EBITDA margin was 44.4% for the year ended March 31, 2014, compared to 43.2% in the year ended March 31, 2013. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA as a financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of our net profit/(loss) to Adjusted EBITDA.

Liquidity and Capital Resources

The following discussion presents Digicel’s liquidity and capital resources on a consolidated basis, including Digicel’s subsidiaries. DGL is a holding company and has no direct material operations and its material liabilities are its outstanding senior notes.

DGL’s liquidity will be impacted by currency fluctuations, particularly as the majority of our revenue is not generated in U.S. dollars whereas the majority of our debt is denominated in U.S. dollars, and by our dividend payments which have varied significantly in the past. Both of these factors are discussed in more detail below.

While DGL believes it has adequate liquidity to satisfy its cash needs for at least the next 12 months as set forth below, DGL’s total liabilities exceeded its total assets as at March 31, 2015 by $2.9 billion, and DGL had a net loss of $157.6 million for the year ended March 31, 2015. However, in the year ended March 31, 2015, DGL reported operating profit of $707.8 million and net cash from operating activities of $433.4 million as presented in our consolidated financial statements and generated Adjusted EBITDA of $1.2 billion and adjusted operating free cash flow of $814.1 million for the same period. Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow are non-IFRS financial measures are not recognized measures of financial performance or liquidity under IFRS, as issued by the IASB. The calculation of these measures and a reconciliation of these measures to the most directly comparable IFRS financial measures is set forth in “Summary—Summary Consolidated Financial and Operational Information”.

DGL’s principal sources of liquidity are expected to be its cash balances, cash flows of its operating subsidiaries, proceeds of any potential debt issuances, this offering and use of proceeds therefrom. DGL’s principal liquidity needs are for debt service on its senior notes, dividends, purchases of property, plant and equipment and intangibles, acquisitions and potential additional investments, in the form of debt or equity, in DHCAL.

Cash Balances. As of March 31, 2015, Digicel had total cash and cash equivalents of $499.8 million (excluding restricted cash of $17.7 million) of which approximately 80% is denominated in USD or euro. Digicel actively reviews the cash balances across its operating subsidiaries to ensure that they maintain sufficient liquidity to fund their day-to-day requirements. On a regular basis, those subsidiaries convert cash held in local currency to U.S. dollar or euro to meet payment commitments in those currencies with any surplus cash repatriated to Digicel’s holding companies in a tax efficient manner. Many of Digicel’s operating entities operate in jurisdictions which benefit from reciprocal tax treaties with jurisdictions in which other Digicel companies reside. Accordingly, Digicel can move cash between subsidiaries in those jurisdictions without any withholding taxes or deductions. There are a limited number of markets where withholding taxes do apply on cash repatriation and Digicel complies with its obligations in these jurisdictions.

Cash flows from operating subsidiaries. DGL’s principal assets are its ownership of DL, which owns its Caribbean operations and Digicel Pacific Limited (“DPL”), which owns its South Pacific operations. While many of its subsidiaries are not wholly-owned, they do not rely on capital contributions by other shareholders in those subsidiaries as a material source of capital. DL and DPL have historically financed new acquisitions and significant launches with a mix of non-recourse project finance debt and equity contributions that are funded with a mix of cash from operations and borrowings. As a holding company, DGL’s principal source of liquidity is distributions from DL and DPL. The DIFL Facility and DL’s senior notes are obligations of DL and its subsidiaries and impose limitations on their ability to make distributions to DGL. DL’s senior notes generally limit dividends and other restricted payments to an amount equal to the amount by which cumulative Adjusted EBITDA (as defined in DL’s indentures) exceeds 1.75 times its cumulative interest expense, under which we have substantial capacity. The DIFL Facility permits dividends to be paid if, on a pro forma basis after giving effect to such dividends, no default or potential default exists thereunder. See “—Debt Profile” for additional information relating to DIFL’s compliance with its financial covenants. The terms of the DPL project financings also impose limitations on the payment of dividends by such entities to DGL. In Papua New Guinea, DPL’s largest market, the project finance facility permits dividends to be paid to DGL provided it remains in compliance with its covenants and no default or potential event of default exists thereunder. See “—Debt Profile” for information on DPL’s compliance with its covenants. If DL, DIFL and DPL cannot make distributions to DGL, DGL would not be able to satisfy its liquidity needs, because DGL has no other source of cash other than these distributions. DGL would then be required to secure alternate financing, which may not be available on acceptable terms, or at all. Digicel believes that the operations of DGL’s subsidiaries will and are able to distribute sufficient cash to Digicel to meet its cash needs for the next twelve months.

Debt Profile. As of March 31, 2015, Digicel had total indebtedness of approximately $6.5 billion, which includes $2.0 billion in aggregate principal amount of DGL’s 8.25% Senior Notes due 2020, $1.0 billion in aggregate principal amount of DGL’s 7.125% Senior Notes due 2022, $250 million in aggregate principal amount of DL’s 7.0% Senior Notes due 2020, $1.3 billion in aggregate principal amount of DL’s 6.0% Senior Notes due 2021 and $925 million in aggregate principal amount of DL’s 6.750% Senior Notes due 2023, the DIFL Facility, the DPL project financings, the Myanmar project financing and shareholder loans. For further details on Digicel’s indebtedness please see “Description of Our Indebtedness”. DGL has $193 million par value of preferred shares that bear a dividend rate of 9.5%. See “Description of Share Capital”.

As a result of its liability management strategies, Digicel does not have any senior notes maturing prior to February 15, 2020 and the maturity dates on all the senior notes issued by Digicel have maturity dates between February 15, 2020 and March 1, 2023. The following is a summary of Digicel’s recent material financing activities.

•	On April 2, 2014, DGL issued $1.0 billion in aggregate principal amount of Digicel’s 7.125% Senior Notes due 2022. The proceeds of this issuance were used for (i) the repurchase of all of DGL’s $775 million in aggregate principal amount of 10.50% Senior Notes due 2018 and to pay tender premiums and accrued interest and (ii) general corporate purposes, including capital expenditures, investment, acquisitions or debt repayment.

•	On July 11, 2014, Digicel International Finance Limited (“DIFL”) extended the amortization schedule for term debt outstanding with a U.S. dollar value of approximately $708.1 million and obtained new commitments for $101.3 million, of which $64.0 million was drawn down as of March 31, 2015. The new facilities have an amortization schedule of three semi-annual installments of 25%, 25% and 50%, respectively, beginning on March 31, 2018 and ending on March 31, 2019.

•	On February 24, 2015, DL issued $925 million in aggregate principal amount of 6.750% Senior Notes due 2023. The proceeds of this issuance were used for (i) the repurchase or redemption of all of DL’s $800 million in aggregate principal amount of 8.250% Senior Notes due 2017 issued in November 2009, and to pay tender premiums and accrued interest and (ii) general corporate purposes.

•	On May 29, 2015, DIFL obtained an additional term loan commitment in an aggregate principal amount of $40 million, which amount was drawn in full on May 29, 2015. The term loan issued under this commitment has the same amortization schedule as the other DIFL term loans, which is three semi-annual installments of 25%, 25% and 50%, respectively, beginning on March 31, 2018 and ending on March 31, 2019. The proceeds of these term loans were used in part to finance the acquisition of BTC.

Digicel’s ability to incur additional indebtedness is limited by certain covenants under its existing financing arrangements. While there are no financial maintenance covenants under DGL and DL’s senior notes (of which an aggregate principal amount of $5.5 billion was outstanding on March 31, 2015), there are debt incurrence covenants, which limit the ability of DGL and DL to incur additional debt if, on a pro forma basis, their total debt to EBITDA ratios (based on the annualized EBITDA for the two most recent fiscal quarters) would exceed 6.0x and 4.0x, respectively. As of March 31, 2015, DGL and DL’s total debt to EBITDA ratios were 5.4x and 3.5x, respectively (or          x and          x on a pro forma basis to give effect to this offering and use of proceeds therefrom). Digicel’s senior secured term loan and project finance facilities (of which the DIFL Facility and the project finance facility in PNG are the most material) contain certain financial maintenance covenants. Digicel is in compliance with, and expects to remain in compliance with, those financial covenants. Digicel’s DIFL Facility has quarterly financial maintenance covenants consisting of a maximum total debt to EBITDA ratio of 4.0x (based on the annualized EBITDA for the two most recent fiscal quarters), a maximum total senior secured debt to EBITDA ratio of 2.25x (based on the annualized EBITDA for the two most recent fiscal quarters) and a minimum EBITDA to interest ratio of at least 3.0x (annualized based on the two most recent quarters). As of March 31, 2015, DIFL’s actual ratios were a debt to EBITDA ratio of 3.5x, a senior secured debt to EBITDA ratio of 0.9x and an EBITDA to interest ratio of 4.9x. In Papua New Guinea, DPL’s largest market, the project finance facility has quarterly financial maintenance covenants such as a maximum total debt to EBITDA ratio of 2.0x and a minimum cash available for debt service to debt service ratio of 1.5x. As of March 31, 2015, Digicel (PNG) Ltd’s actual ratios were a total debt to EBITDA ratio was 0.2x and a cash available for debt service to debt service ratio of 3.6x.

For the year ended March 31, 2015, approximately 46.9% of our revenue was in U.S. dollars or in currencies pegged to the U.S. dollar or currencies with managed exchange rates against the U.S. dollar while 53% was not in any of those. As of March 31, 2015, the percentage of Digicel’s total debt that was denominated in J$, TT$ and kina amounted to approximately 0.3%, 0.4% and 1.0% respectively. Accordingly, the majority of our revenues is denominated in non-U.S. Dollars or currencies which are not pegged to the U.S. Dollar, whereas almost all of our debt is denominated in U.S. Dollars. To some extent, the broad mix of currencies in which Digicel conducts its businesses and the geographic spread of Digicel’s operations provide Digicel with some measure of protection against specific exchange rate movements and reduce the overall sensitivity of Digicel’s results to specific exchange rate fluctuations. On a regular basis, those subsidiaries convert cash held in local currency to U.S. dollar or euro to meet payment commitments in those currencies with any surplus cash repatriated to Digicel’s holding companies in a tax efficient manner.

Dividends. For the years ended March 31, 2015, 2014 and 2013, the Company made total dividend payments of $40.0 million, $690.0 million and $340.0 million, respectively, which were comprised of dividend payments to holders of common shares of $21.7 million, $671.7 million and $321.7 million, respectively, and to holders of preferred shares of $18.3 million for each period. Such payments consisted of a regular quarterly dividend of $10 million (for a total of $40 million per annum), a $650 million special dividend paid in February 2014 and a $300 million special dividend paid in the quarter ended June 30, 2012. We have not adopted a dividend policy with respect to future dividends. Digicel does not currently intend to declare any further dividends on its common shares for the year-ended March 31, 2016 following the completion of this offering, but will actively evaluate the potential for future dividend payments to the extent that doing so is consistent with our growth and leverage objectives, and with the constraints imposed under Bermuda law and our finance agreements described below. See “Dividend Policy” for a further discussion of our dividend policy.

Purchases of property, plant and equipment and intangibles. Digicel’s purchases of property, plant and equipment and intangibles on a cash basis have been as follows during the periods indicated (1):

	Year Ended March 31,
	2015	2014	2013
	(in millions)
Papua New Guinea	$112.7	$99.7	$45.0
Haiti	65.8	111.7	92.6
Jamaica	103.2	120.2	71.7
Trinidad and Tobago	61.4	18.0	24.9
French West Indies	12.6	9.6	19.4
El Salvador	19.7	31.0	6.7
Guyana	8.2	12.6	8.8
Eastern Caribbean(2)	9.1	17.1	5.9
Other locations(3)	256.0	132.5	86.0

Total	$648.7	$552.4	$361.0

(1)	Includes the acquisition of software licenses and other intangible assets and excludes the acquisition cost of entities acquired or other investments in business made by Digicel.
(2)	St. Lucia, Grenada and St. Vincent and the Grenadines.
(3)	“Other locations” include Anguilla, Antigua and Barbuda, Aruba, Barbados, Bermuda, Bonaire, the British Virgin Islands, the Cayman Islands, Curaçao, Dominica, Fiji, St. Kitts and Nevis, Myanmar, Nauru, Samoa, Suriname, TCI, Tonga, and Vanuatu, for all periods presented.

Digicel’s cumulative capital expenditure in the three years ended March 31, 2015 was $1.5 billion, representing 18.6% of revenue over that period. Digicel’s capital expenditure reflects its significant investment in upgrading and developing its networks and infrastructure to develop a leading communications and entertainment platform in each of the markets it serves. As of March 31, 2015, Digicel’s mobile network had population coverage of over 90% in 27 of the 31 markets in which it provides mobile services and it uses 4G technology in 30 of those markets. Digicel selectively deploys its capital in areas that it believes represent attractive opportunities to generate strong returns on investment over time and further increase its cash flow from operating activities.

In the year ended March 31, 2015, Digicel’s capital expenditure of $648.7 million included approximately $243.8 million in the rollout and expansion of its mobile networks, approximately $30.9 million relating to its rollout of FTTB networks and approximately $118.3 million in relation to the rollout of its FTTH networks and upgrading the networks of a number of businesses acquired. In addition, purchases of property, plant and equipment and intangibles in the year ended March 31, 2015 included approximately $90.0 million in relation to the rollout out of its tower company in Myanmar and approximately $26.4 million as part of the completion of the development of a hotel in Haiti as part of Digicel’s ongoing commitment to the development of that market.

As of March 31, 2015, Digicel had purchases of property, plant and equipment and intangibles of $74 million contracted for but not recognized in the financial statements.

Acquisitions. As a part of Digicel’s business strategy, it will continue to look for acquisition opportunities in existing and new markets. Digicel cannot guarantee that any acquisitions will be consummated. If Digicel does consummate a sizeable acquisition or launches operations in a new market, it could be material to Digicel’s business and require additional borrowings or equity issuances. There can be no assurance that additional financing will be available when required or, if available, that it will be on terms satisfactory to Digicel.

Investments in DHCAL. Mr. O’Brien founded DHCAL to launch mobile operations in certain countries in Central America. Its primary activities related to its shareholdings in Digicel Honduras S.A. de CV (“Digicel Honduras”) and Digicel Panama S.A. (“Digicel Panama”).

Digicel Honduras launched its wireless service on November 19, 2008 and Digicel Panama launched its service on December 3, 2008. Digicel Honduras was the fourth entrant into the Honduran market and Digicel Panama was the third entrant into the Panama market. Following the start of operations in these markets, in December 2008, we provided debt funding to DHCAL through a credit agreement with its affiliate, Digicel (Central America) Group limited (“DCAGL”). In order to increase our exposure to Central American markets, in April 1, 2009, DL acquired an equity interest of 38.1% of DHCAL and increased this equity interest to 41.1% through the purchase of additional shares. Mr. O’Brien retained control of DHCAL through his majority holding of the equity interests. Digicel accounts for its investment in DHCAL as an associate in accordance with IFRS, as issued by the IASB.

In November 2011, DHCAL completed the sale of its Honduras operations to America Movil. The proceeds received from the sale of the Honduras business were used to repay its project finance debt facilities and certain loans between DHCAL and DGL. The remaining activities of DHCAL relate solely to its interest in Digicel Panama in which it holds 70% of the issued share capital.

In February 2014, DGL provided a guarantee of Digicel Panama’s debt service obligations to its lenders. Digicel has provided funding to DHCAL in the past and continues to assess the funding requirements of DHCAL on an ongoing basis. At March 31, 2015, $74.5 million was outstanding under the Panama Facility.

As of March 31, 2015, on a fully diluted basis, DL held a 42.52% equity interest in DHCAL and DGL owns a warrant that brings our ownership to 44.97%. Mr. O’Brien owns, on a fully diluted basis, approximately 51.85% of DHCAL, and employees and management own the remainder of DHCAL. As of March 31, 2015, DGL was owed $306.1 million by DCAGL under the credit agreement (including accrued paid-in-kind interest) and the carrying value of these loans on our balance sheet was $6.6 million after the recognition of impairment charges under IFRS, as issued by the IASB.

Cash Flows

The table below sets forth Digicel’s cash flows for the periods indicated.

	Year Ended March 31,
	2015	2014	2013
	(in millions)
Consolidated Statement of Cash Flows:
Net cash provided by operating activities	$433.4	$448.4	$561.1
Net cash used in investing activities	(865.6)	(605.6)	(415.7)
Net cash provided by/(used in) financing activities	280.2	(270.2)	280.3
Effects of exchange rate changes on cash and cash equivalents	(3.7)	1.4	(0.8)

Net (decrease)/increase in cash and cash equivalents	(155.7)	(426.0)	424.9
Cash and cash equivalents at beginning of period	655.5	1,081.5	656.6

Cash and cash equivalents at end of period(1)	$499.8	$655.5	$1,081.5

(1)	Excludes restricted cash of $17.7 million, $13.2 million and $290.3 million at March 31, 2015, March 31, 2014 and March 31, 2013, respectively.

Comparison of Years Ended March 31, 2015 and 2014

For the year ended March 31, 2015, cash provided by operating activities was $433.4 million, compared to $448.4 million for the year ended March 31, 2014. The decrease of $15.0 million is primarily due to an increase in interest payments. Digicel expects that the use of proceeds from this offering and the related reduction in its indebtedness will contribute to a lower interest expense in future years.

Net cash used in investing activities was $865.6 million for the year ended March 31, 2015, compared to $605.6 million for the year ended March 31, 2014, due to increased capital expenditure which includes investments in upgrading cable networks acquired, the rollout of FTTH and FTTB networks and Myanmar.

Net cash provided by financing activities was $280.2 million for the year ended March 31, 2015, compared to a net cash outflow of $270.2 million for the year ended March 31, 2014. Dividends of $40 million were paid to shareholders in the year ended March 31, 2015, compared to $690 million in the year ended March 31, 3014. The net cash provided by financing activities for the year ended March 31, 2015 includes the issue by DGL of $1.0 billion of Senior Notes due 2022 and by DL of $925 million of Senior Notes due 2023. The proceeds of these issues were used to repurchase the $775 million of DGL Senior Notes due 2018 and the $800 million of DL Senior Notes due 2017.

The net cash outflow in the year ended March 31, 2015 was $155.7 million, compared to an outflow of $426.0 million for the year ended March 31, 2014.

Digicel’s operating free cash flow, when calculated as a non-IFRS measure equal to Adjusted EBITDA less expenditure on property, plant and equipment, was $548.5 million for the year ended March 31, 2015, compared to $737.7 million for the year ended March 31, 2014. As a percentage of revenue, operating free cash flow using the same metric was 19.6% for the year ended March 31, 2015 and 26.8% for the year ended March 31, 2014. When adjusted to exclude capital expenditure relating to rollouts of its fiber networks to businesses and homes, the upgrade of acquired cable networks, Myanmar and building infrastructure, including its investment in a hotel in Haiti and the development of Digicel’s Jamaican and Haitian headquarters, Digicel’s adjusted operating free cash flow was $814.1 million for the year ended March 31, 2015, and $804.1 million for the year ended March 31, 2014, and as a percentage of revenue was 29.1% and 29.2% for the years ended March 31, 2014 and 2015 respectively. See “Summary—Summary Consolidated Financial and Operating Information” for a reconciliation of our cash flow from operating activities and net profit/(loss) to operating free cash flow and adjusted operating free cash flow.

Comparison of Years Ended March 31, 2014 and 2013

For the year ended March 31, 2014, cash provided by operating activities was $448.4 million, compared to cash provided by operating activities of $561.1 million for the year ended March 31, 2013. The decrease of $112.7 million is primarily due to an increase in taxation payments to $226.5 million in the year ended March 31, 2014 from $117.8 million in the year ended March 31, 2013 which was driven by differences between the timing of tax payments and the tax charge in Digicel’s income statement.

Net cash used in investing activities was $605.6 million for the year ended March 31, 2014, compared to $415.7 million for the year ended March 31, 2013. The increase of $189.9 million is primarily due to increased capital expenditure including payments for license renewals accounting for $183.8 million (net of proceeds on disposals).

Net cash used in financing activities was $270.2 million for the year ended March 31, 2014, compared to cash provided of $280.3 million for the year ended March 31, 2013. This decrease of $550.5 million was primarily driven by an increase of $350.0 million in the amount of dividend payments in the year ended March 31, 2014 and the net impact of the new debt drawn and repaid by Digicel in those periods. In the year ended March 31, 2013, Digicel issued $1.5 billion in aggregate principal amount of $250 million in aggregate principal amount of 7.00% Senior Notes due 2020 (the “DL 2020 Notes”) (which were used to redeem the $1.415 billion in aggregate principal amount of Digicel 2015 Senior Notes) and $1.3 billion in aggregate principal amount of 2021 Notes (as defined in “Description of Our Indebtedness”) (which were used to redeem the $510.0 million in aggregate principal amount of Digicel Limited 2014 Senior Notes with the balance used for general corporate purposes). In the year ended March 31, 2014, Digicel issued a further $0.5 billion in aggregate principal amount of DL 2020 Senior Notes for general corporate purposes.

The net cash outflow in the year ended March 31, 2014 was $426.0 million, compared to an inflow of $424.9 million for the year ended March 31, 2013.

Digicel’s operating free cash flow, when calculated as a non-IFRS measure equal to Adjusted EBITDA less purchases of property, plant and equipment, was $737.7 million for the year ended March 31, 2014 as compared to $855.0 million for the year ended March 31, 2013. As a percentage of revenue, operating free cash flow using the same metric was 26.8% for the year ended March 31, 2014, compared to 30.8% for the year ended March 31, 2013. When adjusted to exclude capital expenditure relating to rollouts of its fiber networks to businesses and homes, the upgrade of acquired cable networks, Myanmar and building infrastructure, including its investment in a hotel in Haiti and the development of Digicel’s Jamaican and Haitian headquarters, Digicel’s adjusted operating free cash flow was $804.1 million for the year ended March 31, 2014, and $905.4 million for the year ended March 31, 2013, and as a percentage of revenue was 29.2% and 32.6% for the years ended March 31, 2014 and 2013 respectively. See “Summary—Summary Consolidated Financial and Operating Information” for a reconciliation of our cash flow from operating activities and net profit/(loss) to operating free cash flow.

Short-Term Liabilities

As of March 31, 2015, Digicel had a total of $876.7 million of short-term liabilities, including $163.2 million of short-term debt and other financing.

Contractual Obligations

Digicel has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes Digicel’s obligations under these contracts due by period as of March 31, 2015 and does not reflect this offering (or the use of proceeds therefrom).

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in millions)
Long-term debt(1)	$6,496.9	$83.7	$277.4	$881.0	$5,254.8
Interest on long-term debt(1)	$2,702.6	$441.4	$873.5	$818.5	$569.2
IRU commitments(2)	13.1	1.0	2.3	2.2	7.6
Operating leases	256.9	42.9	69.8	54.7	89.5
Purchase obligations	74.1	74.1	—	—	—
Marketing commitments	3.4	2.2	1.2	—	—
Shareholder loans	1.7	—	—	—	1.7

Total	$9,548.7	$645.3	$1,224.2	$1,756.4	$5,922.8

(1)	As of March 31, 2015, $1.0 billion of our debt was variable rate. Interest payments above are based on rates in effect at March 31, 2015, but actual payments could vary materially. Please see “Description of Our Indebtedness” for further discussion.
(2)	IRU commitments represent amounts payable for telecommunications capacity under IRU agreements.

Off-Balance Sheet and Other Arrangements

Digicel did not have any off-balance sheet arrangements as of March 31, 2015.

Quantitative and Qualitative Disclosure about Market Risk

The principal market risks to which Digicel is exposed are interest rate risk and foreign currency exchange risk.

Interest Rate Risk

The interest rate risk to which Digicel is exposed is principally a function of Digicel’s long-term debt. To alleviate this risk, Digicel obtains both fixed-rate and floating-rate debt. At March 31, 2015 the principal amount of Digicel’s aggregate outstanding variable rate indebtedness was $1.0 billion. A hypothetical 1% adverse change in interest rates would have had an annualized unfavorable impact of approximately $9.8 million on Digicel’s earnings and cash flows, based on the debt level at March 31, 2015.

Digicel may use interest rate swaps, forward rate agreements and futures contracts to manage its interest exposure, including with respect to the senior notes and Digicel’s other debt. There can be no assurance, however, that the use of any such instruments will be effective.

Exchange Rate Risk

Digicel is exposed to fluctuations of the U.S. dollar against certain other currencies. Digicel publishes its consolidated financial statements in U.S. dollars while a significant proportion of Digicel’s assets, liabilities, sales and costs are denominated in other currencies. Digicel currently conducts business in several non-U.S. dollar currencies, including the Jamaican dollar, the Eastern Caribbean dollar, the Barbadian dollar, the Aruban guilder, the Haitian gourde, the Papua New Guinea kina, and others. The Jamaican dollar, the Haitian gourde, the Papua New Guinea kina, the Tongan pa’anga, the Vanuatu vatu, the Samoan Tala, the Fijian dollar, the Australian dollar (in Nauru), the Guyanese dollar and the euro (in the French West Indies) all float against the U.S. dollar. The other currencies in which Digicel conducts business are exchangeable at a fixed rate for U.S. dollars. There can be no assurance that they will continue to be exchangeable at a fixed rate.

If necessary, Digicel may protect its reported earnings from falling in U.S. dollar terms as a result of currency movements by periodically adjusting Digicel’s local currency prices. However, there can be no assurance that a significant devaluation of a currency against the U.S. dollar can be offset, in whole or in part, by a corresponding price increase, even over the long-term. Digicel seeks to reduce its foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. Digicel’s ability to reduce its foreign currency exchange exposure may be limited by Digicel’s ability to borrow in local currency. If local lenders are unwilling to lend to Digicel, or local regulations prohibit borrowing in local currencies, Digicel expects that financing for the later stages of the build-out may be financed from cash flow from operating activities, short-term borrowing or other financing arrangements. Digicel currently protects against currency devaluation by seeking to maximize U.S. dollar revenue, by negotiating material supply contracts in local currencies and by borrowing in local currencies. For the year ended March 31, 2015, approximately 46.9% of revenue was in U.S. dollars or in currencies pegged to the U.S. dollar or currencies with managed exchange rates against the U.S. dollar. As of March 31, 2015, the percentage of Digicel’s total debt that was denominated in J$, TT$ and kina amounted to approximately 0.3%, 0.4% and 1.0% respectively. Accordingly, the majority of our revenues is denominated in non-U.S. Dollars or currencies which are not pegged to the U.S. Dollar, whereas almost all of our debt is denominated in U.S. Dollars. To some extent, the broad mix of currencies in which Digicel conducts its businesses and the geographic spread of Digicel’s operations provide Digicel with some measure of protection against specific exchange rate movements and reduce the overall sensitivity of Digicel’s results to specific exchange rate fluctuations. Digicel does not generally hedge its foreign currency exposure because the cost of purchasing financial instruments outweighs the benefits derived.

See note 33 to Digicel’s consolidated financial statements, which are included in this prospectus for additional information on market risks and risk management.

INDUSTRY OVERVIEW

Digicel’s telecommunication services includes Mobile, Business Solutions, Cable TV & Broadband and other related products and services to residential, corporate (including small and medium-sized enterprises) and government customers. Across geographies, Digicel benefits from the number one mobile market position in 21 of the 31 markets in which it provides mobile services (see “Business—Markets and Competition”). Leveraging its market-leading positions along with its brand, people, networks and distribution channels, Digicel has expanded to provide Business Solutions services in all of its markets and Cable TV & Broadband services in 9 of its markets as part of its strategy to provide an integrated communications platform and replicate the success of its Mobile business in these areas.

Mobile

The demand for mobile services has continued to rise globally and in particular, demand has accelerated for mobile data services, including videos and social media using a smartphone. According to research by Cisco, mobile data traffic is forecasted to grow at a CAGR of 57% from 2014 to 2019, mainly driven by the proliferation of smartphone devices (which Cisco estimates will represent 54% of total mobile devices by 2019) and faster mobile network connection speeds. Each mobile market has differing structures and dynamics, depending on a variety of factors, including, among others, the number of market operators, regulation, available spectrum and the commercial strategies of operators. The success of mobile operators in these various markets is largely dependent on the overall environment and its competitive advantages to its competitors.

The markets in which Digicel provides Mobile services are continually evolving, with the demand for data accelerating, networks improving and customers becoming increasingly sophisticated in their use of technology. Digicel believes that these markets offer opportunities for growth. Although there are significant differences between the individual countries in which Digicel operates and between the Caribbean and South Pacific regions themselves, for instance, (i) higher income levels in markets such as the French West Indies are reflected in higher ARPU levels than in markets such as Papua New Guinea or Haiti or (ii) level of market maturity varies significantly between countries, the following key themes are relevant across Digicel’s footprint:

The liberalization of the telecommunications industry in Digicel’s markets combined with the unsatisfied demand for basic telephone services has led to the rapid growth in mobile telecommunications. This has resulted in relatively high mobile penetration rates in many markets, which are bolstered by the prevalence of multiple SIM usage in Digicel’s markets. Despite the relatively high penetration rates, the number of connections has continued to grow and Digicel believes there is the potential for further growth as customer penetration rates still lag behind developed markets;

There is a growing importance of data for mobile telecommunications companies. The demand for data will continue to be driven by rising smartphone penetration and usage and improvements in mobile network capability. The availability of entry-level smartphones at prices less than U.S. $50 is allowing a growing number of people to access the Internet, driving demand for data services across Digicel’s markets;

Data services, including video streaming and internet browsing, require high network speeds and operators are increasingly investing in their networks to strengthen their competitive position. Many operators are investing in fourth generation, or 4G, networks, which offers significantly higher speeds than 3G, and there is continued innovation and development in mobile network technology and network speeds;

In addition to data services, mobile operators are also increasingly looking to develop new revenue streams as traditional revenue sources, such as mobile voice and short messaging services, reach maturity or decline in a number of markets. These new revenue streams include extending the use of mobile devices and/or services beyond everyday communication, such as mobile advertising, mobile financial services (including transfers and payments using a handset) and e-commerce; and

There is a continued convergence of fixed and mobile as providers offer bundled mobile, fixed and TV services that allow customers to use data services wherever they want and on whatever device they want. In Digicel’s markets, the convergence of fixed and mobile is nascent, but Digicel believes that it will become more common with opportunities to strategically deploy fiber and mobile services in urban areas in particular.

Business Solutions

The evolution and convergence of technologies is also blurring the lines that once separated traditional telecommunications operators from the world of IT. Telecommunications providers are increasingly trying to leverage their existing scale, expertise and infrastructure to provide and upsell information and communications technology, or ICT, services to corporate and government customers in their markets. These ICT services typically include the sale of both hardware and software and the provision of services such as consultancy, integration, data center services, machine-to-machine (“M2M”) connectivity and the optimization of telecommunications and cloud solutions.

In the Caribbean and South Pacific, the market for ICT services is fragmented, which creates opportunities for existing telecommunication operators to shape the development of the market and become a leading provider of ICT services. In many emerging markets, Digicel believes that the market for ICT services is effectively being developed by telecommunications operators who invest in their networks as well as their product and their service offering to help stimulate the demand for ICT services from businesses and governments. Customers in these markets often have a lack of investment in legacy information technology infrastructure and are prepared to move directly to the latest generation of technology and services.

Telecommunications and Business Solutions services to corporations (including small and medium-sized enterprises) represent a significant market in every region of the world. For example, according to information provided by McKinsey, the Economist Intelligence Unit and IHS Global Insight, the estimated revenue for the calendar year 2015 generated by the combination of Business to Business IT Services and Business to Business Telecommunications services (in aggregate, the types of services Digicel provides in its Business Solutions business) represented approximately 3.0% in the U.S. and Canada, 2.6% in Western Europe, 2.6% in Middle East and Africa and 1.8% in Latin America of projected nominal GDP for 2015 (based upon a U.S.$ value for such estimated revenues). Applying the world average of 1.9% of GDP to the aggregate GDP in Digicel’s markets, suggests that the addressable opportunity in Digicel’s markets for Business Solutions could total revenue of up to $3 billion.

Cable TV & Broadband

The global cable broadband market has continued to grow and, according to research by Ovum, the market is expected to increase between 2013 and 2019 at a 3% CAGR to reach $276 billion. According to the same research there were 699 million cable broadband subscriptions globally at the end of 2013. These are forecast to continue to grow at a CAGR of 5% until 2019, reaching 920 million subscriptions.

Digicel believes the principal driver behind growth in cable broadband subscriptions globally continues to be consumer demand for reasonably priced internet access at sufficient network speeds for multiple users and devices within the home. Government broadband targets in terms of minimum speeds and household coverage as part of national broadband plans and related funding also continue to be major drivers of broadband access and network upgrades globally.

Cable and fiber is the leading platform to distribute Cable TV in many Western European countries and the United States. Competing technologies include satellite, internet protocol TV, OTT and digital terrestrial television (Multiplex 3).

While the fixed-line telephone industry is well-established in many areas outside the Caribbean and South Pacific, the infrastructure has been historically underdeveloped in most of Digicel’s markets. Coverage is limited to main urban areas, with typically poor infrastructure in rural or remote areas and limited availability of fixed-line telecommunications services overall. This low level of development is illustrated by relatively low penetration rates of fixed-line telephone, Cable TV and Cable Broadband relative to both developed markets and mobile penetration rates in Digicel’s markets. For example, according to 2013 ITU data, the overall Cable Broadband penetration in Jamaica, Haiti and Papua New Guinea is less than 5% of households. Cable TV operations also reflect under-investment, with incumbent providers often operating rudimentary networks with a limited footprint. As these regions develop, Digicel expects broadband internet and Cable TV to become one of the key areas of incremental discretionary spending by customers. Digicel believes that these markets present an attractive growth opportunity for Digicel to become a leading provider of high fixed-speed broadband and Cable TV services to increasingly sophisticated subscribers.

BUSINESS

Overview

We are a leading provider of communications services in the Caribbean and South Pacific regions. We provide a comprehensive range of mobile communications, Business Solutions, Cable TV & Broadband and other related products and services to retail, corporate (including small and medium-sized enterprises) and government customers.

Digicel currently provides mobile communications services to 13.6 million subscribers in 31 markets with an aggregate population of approximately 32 million people. We offer 4G in 30 markets and we hold the number one mobile market position in 21 markets, with a mobile subscriber market share of more than 50% in 20 markets, as determined by internal Company data. Digicel launched mobile services in Jamaica, our first market, in 2001 and became the market leader there within 15 months of launch, based on a strategy that Digicel has since replicated successfully across many of its markets. Our mobile subscriber base has grown from 0.4 million as of March 31, 2002 to 13.6 million subscribers as of March 31, 2015, representing a compound annual growth rate CAGR of 32.3%.

We have leveraged our market-leading positions, brand, people, networks and distribution channels to expand our service offering to include the provision of Business Solutions to corporate and government customers in the 31 markets in which we provide mobile communications services. More recently, we have expanded our service offering to provide Cable TV & Broadband services to residential customers in nine markets, and are in the process of rolling out FTTH networks in Jamaica, Trinidad and Tobago and Barbados.

In the year ended March 31, 2015, Digicel generated total revenue of $2.8 billion, an operating profit of $707.8 million, a net loss of $157.6 million and Adjusted EBITDA of $1.2 billion, representing an Adjusted EBITDA margin of 42.3%. Digicel’s operating free cash flow was $548.5 million for the year ended March 31, 2015 and $737.7 million for the year ended March 31, 2014, which as a percentage of revenues was 19.6% for the year ended March 31, 2015 and 26.8% for the year ended March 31, 2014. Digicel calculates “operating free cash flow” as Adjusted EBITDA less expenditure on property, plant and equipment. When adjusted to exclude capital expenditure relating to rollouts of its fiber networks to businesses and homes, the upgrade of acquired cable networks, Myanmar and building infrastructure, including its investment in a hotel in Haiti and the development of Digicel’s Jamaican and Haitian headquarters, Digicel’s adjusted operating free cash flow was $814.1 million for the year ended March 31, 2015, and $804.1 million for the year ended March 31, 2014, and as a percentage of revenue was 29.1% and 29.2% for the years ended March 31, 2015 and 2014 respectively. On an IFRS basis as presented in our consolidated financial statements, our cash flow from operating activities was $433.4 million in 2015 and $448.4 million in 2014. As a percentage of revenue, our cash flow from operating activities was 15.5% for the year ended March 31, 2015 compared to 16.3% for the year ended March 31, 2014. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of our net profit/(loss) to Adjusted EBITDA.

The illustration below summarizes the markets in which Digicel currently provides mobile communications services:

Digicel’s Group Limited’s Mobile Markets

TURKS & CAICOS ISLANDS
BRITISH VIRGIN ISLANDS
CAYMAN ISLANDS
PUERTO RICO
ANGUILLA
BERMUDA
ST. MARTIN
BARBUDA
HAITI
DOMINICAN REPUBLIC
US VIRGIN ISLANDS
ANTIGUA
JAMAICA
ST. KITTS & NEVIS
MONSTERRAT
GUADELOUPE
CENTRAL AMERICA
CARIBBEAN SEA
DOMINICA
MARTINIQUE
BELIZE
HONDURAS
ARUBA
BONAIRE
ST. LUCIA
BARBADOS
GUATEMALA
EL SALVADOR
CURACAO
ST. VINCENT & THE GRENADINES
NICARAGUA
GUYANA
GRENADA
FRENCH GUIANA
PANAMA
COSTA RICA
TRINIDAD & TOBAGO
SURINAME

25 markets 10.8 million subscribers

INDONESIA
PAPUA NEW GUINEA
NAURU
SOUTH PACIFIC
SOLOMON ISLANDS
SAMOA
VANUATU
FIJI
AUSTRALIA
TONGA
NEW CALEDONIA

6 markets 2.8 million subscribers

Digicel’s Evolution

Digicel is in the process of evolving from a pure mobile telecommunications company into a leading total communications and entertainment provider, while remaining focused on improving its competitive position in each of its markets by providing customers with access to better mobile technology, more innovative products, a superior customer experience and better value compared to Digicel’s competitors. This evolution includes the expansion of its product offerings through developing its Business Solutions services and entering Cable TV & Broadband businesses, which have lower penetration rates than the Mobile business in Digicel’s markets. As described further below, as part of this strategy, Digicel has completed a number of acquisitions of Cable TV & Broadband and content businesses. Digicel is also implementing plans for the greenfield launch of new businesses in these sectors. Digicel intends to tailor its strategy to the potential and characteristics of each market and customer segment, and to continue to employ strict levels of financial discipline and control.

The following table summarizes Digicel’s current product and service offering across its Mobile, Business Solutions and Cable Broadband & Cable TV product lines:

Mobile	Business Solutions	Cable TV & Broadband
31 Markets	31 Markets	9 Markets

•       Voice, short messaging services and Data

•       #1 position in 21 markets

•       4G in 30 markets

•       420 Roaming Partners in 168 countries

•       Innovative Proprietary Mobile Applications

•       Mobile Financial Services (6 markets)

•       Mobile Advertising

•       Diaspora top-up

•       Voice and Data Connectivity

•       Cloud and Data Center

•       M2M: Vehicle tracking, security, POS, smart Marketing, connectivity services, hosted video

•       Tier 3 Data Center

•       Fiber-to-the-Business (“FTTB”) networks in certain areas of Barbados, Haiti, Jamaica, Trinidad and Tobago and Papua New Guinea

•       Anguilla

•       Bermuda

•       Jamaica

•       Dominica

•       Montserrat

•       Nevis

•       Turks & Caicos

•       Papua New Guinea (DTT, and DTH)

•       Tonga (DTT)

•       Rollout of Fiber-to-the-Home (“FTTH”) in Jamaica, Trinidad and Tobago and Barbados

Digicel EcoSystem

Digicel’s customer centric approach aims at using its brand as well as its knowledge of its customers and markets to operate a service platform which Digicel refers to as the “Digicel Ecosystem.” The Digicel Ecosystem promotes customer retention and aims to drive revenue growth by capturing customers’ spending on communications and entertainment across all of Digicel’s businesses. It is a platform to which new products and services can be added. Importantly, Digicel has developed a strategy around proprietary content, which includes SportsMax, with exclusive sports content options tailored to individual markets, Loop, a local news and content app that is currently the most downloaded news app in the Caribbean with 450,000 mobile downloads as of June 9, 2015, and mobile financial services through Digicel Mobile Money, Boom and Bima, which provide mobile banking and micro insurance services in various markets.

Digicel believes that there are significant synergies from offering a combination of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. In particular, Digicel can leverage its existing brand, people, networks and distribution capabilities to initially support the development of each product line. In addition, Digicel’s FTTH and FTTB networks can be used to carry mobile data traffic, to support Digicel’s Business Solutions unit and to provide Cable TV & Broadband services. Furthermore, the existing mobile and fixed-line networks create opportunities for cross selling and providing triple-play (fixed voice, broadband and TV) and quad-play (including mobile) offerings to customers.

The graphic below depicts certain elements of the Digicel Ecosystem.

Digicel’s Markets

Digicel operates across a diverse range of markets, products, demographics, regulatory regimes and currencies, which has reduced its dependence on any individual operation.

In the year ended March 31, 2015, its operations in Jamaica, Haiti, Papua New Guinea, Trinidad and Tobago and the French West Indies contributed 66.8% of its total revenue (15.1%, 17.1%, 17.9%, 9.6% and 7.1%, respectively) and its remaining markets contributed 33.2% of its total revenue.

The following table shows certain information for each of the markets in the Caribbean and South Pacific regions in which Digicel provides mobile telecommunications services. The markets are listed in the order of the date in which Digicel entered each market.(1)

Market	Estimated Population (in thousands) (2)	GDP Per Capita ($)(3)	Estimated Fixed Line Penetration (%)(4)	Estimated Fixed Broadband Penetration (%)(5)	Estimated Mobile Penetration (%)(6)		Number of Mobile Operators (8)	Digicel’s Mobile Market Share (%)(8)	Digicel’s Mobile Market Position (8)
Jamaica	2,930	8,287	28	15	102		2	72	1
St. Lucia	163	8,233	50	37	116		2	69	1
St. Vincent and the Grenadines	103	7,239	58	44	115		2	64	1
Aruba	111	22,736	97	53	135		3	35	2
Grenada	110	7,617	79	50	126		3	60	1
Barbados	290	14,765	170	78	108		2	57	1
Cayman Islands	55	40,973	152	84	168		2	46	2
Curaçao	147	38,138	66	73	128		2	54	1
Anguilla	16	10,904	122	87	182		2	53	1
Dominica	73	6,998	52	32	130		2	53	1
St. Kitts and Nevis	52	15,755	95	66	142		3	46	2
Antigua and Barbuda	91	13,539	108	13	127		3	53	1
Bermuda	70	80,184	286	146	144		2	52	1
French Guiana	250	16,891	94	69	131		4	40	2
Guadeloupe	406	21,976	117	88	158		4	40	2
Martinique	386	23,987	114	82	152		4	40	2
Trinidad and Tobago	1,224	24,209	69	46	145		2	55	1
Haiti	9,997	892	2	—	69		2	76	1
Bonaire	18	19,780	n.a.	n.a.	189		2	77	1
Turks and Caicos	49	14,393	n.a.	n.a.	114		2	57	1
El Salvador	6,126	4,104	64	19	136	(7)	4	16	4
Guyana	736	4,272	73	17	69		2	60	1
Suriname	573	9,197	58	25	161		3	47	2
British Virgin Islands	33	33,507	97	49	188		3	46	1
Montserrat	5	11,290	129	54	88		2	23	2
Samoa	197	4,196	127	3	124		2	79	1
Papua New Guinea	6,553	2,457	10	1	41		2	97	1
Tonga	106	4,641	172	9	55		2	54	1
Vanuatu	267	3,057	10	1	50		2	69	1
Fiji	903	4,620	39	6	106		2	33	2
Nauru	9	6,324	0	—	86		1	100	1

Total	32,049

(1)	The information contained in the table above is sourced from the online version of the CIA World Factbook, the United Nations Statistical Database, the French National Institute for Statistics and Economic Studies, the Dutch Central Agency for Statistics, Rijksdienst Caribisch Nederland, the ITU, GSMA Intelligence (a database of mobile operator data operated by the GSM Association), TeleGeography Globalcomms Database and the World Bank. Digicel operates in developing economies where official information, particularly about GDP, may not reflect all economic activity and the information in the table should be read in conjunction with other information relating to the markets in which Digicel operates contained in this prospectus. The information provided, particularly mobile penetration data, fixed line penetration data and broadband penetration data should be used as an indication of each country’s economic climate and level of penetration and not as absolute figures, since such information is subjective and cannot be measured with complete accuracy.
(2)	Source: online edition of the CIA World Factbook available at the time of publication, except for French Guiana, Guadeloupe, Martinique and Bonaire. The information presented above for French Guiana,

Guadeloupe and Martinique is 2013 data obtained from the French National Institute for Statistics and Economic Studies. The information presented above for Bonaire is 2013 data obtained from the Dutch Central Agency for Statistics.
(3)	Source: online edition of the CIA World Factbook except for French Guiana, Guadeloupe, Martinique and Bonaire. The GDP per capita is calculated by dividing the total GDP for each market (i.e., the “GDP (official exchange rate)” displayed in the online CIA World Factbook) by that market’s total population. The GDP information presented for French Guiana, Guadeloupe and Martinique is obtained from the French National Institute for Statistics and Economic Studies and is based on 2012 GDP data (the latest available and assumes an exchange rate of $1.11 per €1). This GDP data is divided by the population figure from (1) above. The GDP information presented for Bonaire is obtained from Rijksdienst Caribisch Nederland and is based on 2012 GDP data (the latest available). This GDP data is divided by the population figure from (1) above. The information above for TCI is from the UN Statistical Database.
(4)	Source: Estimated fixed line penetration is based on the estimated number of subscribers in the market divided by the estimated number of households in the market. The subscriber figures are sourced from ITU 2013 data, except for Curaçao, Samoa and Haiti which are sourced from TeleGeography GlobalComms Database for the first quarter of 2015. No data was available for Bonaire and TCI. The household data was sourced from online editions of official reports from the governments of each country.
(5)	Source: Estimated fixed broadband penetration is based on the estimated number of subscribers in the market divided by the estimated number of households in the market. The subscriber figures are sourced from ITU 2013 data, except for Curaçao, Samoa and Haiti which are sourced from TeleGeography GlobalComms Database for the first quarter of 2015. No data was available for Bonaire and TCI. The household data was sourced from online editions of official reports from the governments of each country.
(6)	Source: ITU 2013 data, except for Curaçao, Bonaire, French Guiana, Guadeloupe, Martinique, Samoa, Nauru and TCI. For Bonaire, French Guiana, Guadeloupe, Martinique, Samoa, Nauru and TCI the data presented is from GSMA Intelligence from Q4 2014. For Curaçao 2013 data from the World Bank, World Development Indicators database is presented (i.e., Mobile Cellular subscriptions per 100 people).
(7)	In El Salvador management believes that the actual mobile penetration is lower than the 136% reported in ITU’s 2013 data as other operators in this market use a different definition of active subscribers. See “Industry and Market Data.”
(8)	The data presented is based on internal Digicel information as at March 31, 2015, except for El Salvador where the data presented is based on the first quarter 2015 TeleGeography GlobalComms Database report for El Salvador.

In addition, Digicel also has a 75% shareholding in a tower company in Myanmar which increases the number of markets in which Digicel operates to 32. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Myanmar Tower Company”. Furthermore, as of March 31, 2015, Digicel held a 44.97% interest on a fully diluted basis in DHCAL, which has operations in Panama.

Competitive Strengths

Digicel believes the following strengths have led to its success to date and will help it maintain its position as a leading provider of communications and entertainment services in its markets:

Digicel’s Leading Mobile Market Positions. Digicel has a mobile subscriber market share, as measured by its mobile subscribers as a percentage of the total mobile subscribers in the market, at or above 50% in 20 of the 31 markets in which Digicel provides mobile services (including a market share of 70% or more in Jamaica, Haiti and Papua New Guinea as at March 31, 2015) and Digicel is continuing to grow its market share in several markets. More than 50% of Digicel’s total mobile voice traffic across its markets, as measured by minutes, is on-net (calls among its subscribers). This is the most profitable type of mobile voice traffic for Digicel due to the fact that Digicel does not need to pay interconnect fees to third parties. Digicel’s leadership position in its markets minimizes the impact of mobile termination rate reductions. Digicel’s market position, distribution, customer knowledge and segmentation strategy allow it to launch plans, products and access customers with new products and services quickly.

Digicel’s Network. During the three years ended March 31, 2015, Digicel made a strategic decision to invest $1.5 billion in capital expenditure (including the purchase of intangible assets but excluding acquisitions of businesses), representing 42.8% of Adjusted EBITDA over that period, to create a superior network infrastructure that it believes will facilitate and provide it with the capacity for future growth across Mobile, Cable TV & Broadband and Business Solutions. With approximately 5,940 cell sites, Digicel currently provides mobile coverage in all population centers in its markets using either GSM, GPRS, EDGE or 4G coverage. Approximately 5,600 towers on which these cell sites are situated are owned by Digicel, which significantly reduces payments to third parties in respect of tower leases. The expansion of its 4G coverage is a critical component of Digicel’s strategy, as it believes population-wide mobile coverage through a high-quality network has always been a key differentiator in Digicel achieving leading market positions. Digicel provides 4G coverage in 30 of its 31 markets through HSPA+ or LTE. Digicel also has significant spectrum positions across all of its markets with over 3 billion MHz-pops (defined as the amount of spectrum in Mhz per geography multiplied by the population of the region). This has enabled Digicel to increase its mobile customer base and expand the availability of new data and VAS services, allowing for further expansion of these services. Digicel has sought to optimize its investment in Cable Broadband technology through fiber network rollouts in certain markets. Digicel has built FTTB networks in certain areas of Haiti, Jamaica, Trinidad and Tobago, Barbados and Papua New Guinea, which it expects to continue to extend, and it is in advanced stages of building FTTH networks in Jamaica, Trinidad and Tobago and Barbados. Digicel believes its fiber networks will support the provision of bandwidth intensive services and help ensure the future success of its business. In addition to its investment in capital expenditure, Digicel has also acquired Cable TV & Broadband companies in Anguilla, Nevis, Montserrat, Dominica, Turks and Caicos and Jamaica, two Cable TV services in Papua New Guinea and a subsea fiber network of 3,100 km connecting many of its Caribbean markets with each other and with the United States and entered into long-term IRUs with third parties to secure additional subsea fiber capacity in both the Caribbean and South Pacific.

The Digicel Brand. The Digicel brand is one of our most significant assets. We believe Digicel is known, among its subscribers, as a young, vibrant and fashionable company that has brought affordable, high-quality communications services to its markets, attracting a loyal clientele and serving areas and populations that have been historically underserved by its competitors. Through the use of extensive marketing tools, Digicel believes it has cultivated the image of an innovative service provider that successfully challenges incumbent providers and brings quality services, real choice and value to all market segments. Digicel has implemented a tailored, but consistent, marketing and branding strategy across its markets, while also applying a customized, grassroots marketing approach to individual communities within each market. Digicel believes its commitment to the communities in which it operates has resulted in a loyal clientele and that this commitment differentiates it from incumbent operators. In Jamaica, Haiti and Papua New Guinea, Digicel’s largest markets, Digicel is one of the most recognized consumer brands, with a top of mind rating of over 80% compared to 15% or less for its main competitor in each of those markets, and the strength of its brand positions it well to provide additional services to its customer base.

Digicel’s People. Digicel believes it has successfully developed a unique corporate culture based on entrepreneurship, customer client focus and commitment to the communities it serves. Digicel has close to 6,000 full time employees (predominantly non-unionized) across its geographies, with over 95% locally staffed. Digicel has a proven track record of success in emerging markets and has developed unparalleled experience in launching and building leadership positions in new markets, as well as successfully integrating acquisitions across its markets. Digicel has a strong, highly experienced and committed team in each of its markets, including expatriates with years of experience in the telecommunications industry and local professionals with deep knowledge of its markets. The executive management is comprised of individuals with the depth and breadth of experience that Digicel believes is necessary to continue to expand its operations, build new networks, launch new products and integrate recent acquisitions as well as potential future acquisitions. Digicel continuously supplements its teams with the resources required to develop new growth areas, such as Cable TV & Broadband, Business Solutions and data monetization. In addition, Digicel’s Chairman, Denis O’Brien, and its Board of Directors have a proven track record in forming and successfully managing telecommunications companies in competitive markets around the world.

Digicel’s Diaspora Platform. In addition to providing its subscribers an ability to top-up their accounts in its markets, Digicel provides, through its Diaspora community initiatives, subscribers and their families the ability to purchase mobile top-up remotely for the use of its subscribers from targeted wire transfer locations in the United States, which has a large immigrant community of Jamaicans and Haitians, and the United Kingdom, which has a large immigrant community of Jamaicans. Digicel has also launched Diaspora in Canada, Australia and New Zealand. Digicel’s Diaspora business targets a population of approximately 10 million immigrants living in these countries and an estimated remittances market of approximately $9.0 billion. By marketing directly to this diaspora, Digicel can drive international calling and allow these communities to “gift” top-up to people in their markets. To develop our Diaspora product, we have established a Miami-based team and marketing presence in New York, Los Angeles, Canada and London. Digicel has created a modular system that allows for easy deployment in other geographies. Digicel estimates that its Diaspora business currently has a presence in over 15,000 retail stores across the countries where it operates. Revenue for Digicel’s Diaspora product have grown from $26 million for the year ended March 31, 2010 to $128 million for the year ended March 31, 2015, representing a CAGR of 37.5%.

Digicel’s Differentiated Customer Experience. Digicel believes its focus on providing innovative service offerings and superior customer care results in a more rewarding customer experience and a high degree of customer loyalty. Digicel has developed a deep knowledge of its customers which it uses to provide them with attractive features and plans to meet their needs and budgets. Digicel has introduced many innovative products and features to the Caribbean and South Pacific regions, including online bill viewing, rollover minutes, online recharging of prepaid services, bill payment, mobile financial services and higher speed data services. Digicel was the first mobile operator in the region to provide customer care 24 hours a day, seven days a week and has been voted “best overall customer service provider” on a consistent basis in Jamaica in a survey conducted by an independent research body. Digicel has extensive customer reach through 1,034 retail locations (including 667 exclusive stores) and a dealer and distributor network with approximately 183,000 recharge locations. Digicel believes its track record of providing a differentiated and innovative service to its mobile customers will assist it as it expands its product offering to grow related areas including Cable TV & Broadband and Business Solutions.

Digicel’s Operating Efficiency, Cash Flow and Returns. Digicel’s management team is experienced in the implementation of best practices across each of its markets in order to successfully execute strategies to launch new products and services and reduce costs. Digicel’s continuous focus on streamlining its operations and improving efficiency has contributed to Digicel consistently maintaining its Adjusted EBITDA margins above 40% with an Adjusted EBITDA margin for the year ended March 31, 2015 of 42.3%. Digicel’s operational excellence is complemented by its ability to selectively deploy its capital in areas which it believes represent attractive opportunities to generate strong returns over time and increase cash flow conversion. On an IFRS basis as presented in our consolidated financial statements, our cash flow from operating activities was $433.4 million in 2015 and $448.4 million in 2014. Digicel’s operating free cash flow was $548.5 million for the year ended March 31, 2015 and $737.7 million for the year ended March 31, 2014, which as a percentage of revenues was 19.6% for the year ended March 31, 2015 and 26.8% for the year ended March 31, 2014. As a non-IFRS measure of performance, Digicel calculates operating free cash flow as Adjusted EBITDA less expenditure on property, plant and equipment. When adjusted to exclude capital expenditure relating to rollouts of its fiber networks to businesses and homes, the upgrade of acquired cable networks, Myanmar and building infrastructure, including its investment in a hotel in Haiti and the development of Digicel’s Jamaican and Haitian headquarters, Digicel’s adjusted operating free cash flow was $814.1 million for the year ended March 31, 2015, and $804.1 million for the year ended March 31, 2014, and as a percentage of revenue was 29.1% and 29.2% respectively.

See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of our net profit/(loss) to Adjusted EBITDA and our cash flow from operating activities and net profit/(loss) to operating free cash flow and adjusted operating free cash flow.

Digicel’s Strategy

Digicel is focused on maintaining and improving its position in each of its markets by providing its customers with wider mobile coverage, more innovative products and features, a superior customer experience and better value compared to its competitors. In parallel, Digicel’s objective is to be the leading communications and entertainment platform in each of the markets it serves. Digicel has expanded its product offering to include Business Solutions and it is growing its presence in Cable TV & Broadband which Digicel believes represent attractive growth opportunities. Digicel tailors its strategy to the relative potential and characteristics of each market and employs strict levels of financial discipline and control.

The key elements of its strategy consist of the following:

Make available to Digicel’s Customers the Best Infrastructure in the Market. To date, Digicel believes that it has differentiated itself with its customers as a result of having superior mobile networks which have extensive population coverage and use advanced technologies such as 4G and LTE. Where Digicel believes the return on investment is appropriate, it will continue to expand the coverage and capacity of those networks to facilitate the efficient delivery of connectivity along with innovative data/VAS and content services to its mobile customer base. Furthermore, as part of its evolution to a total communications and entertainment provider, Digicel is investing in HFC, FTTH and FTTB networks, both organically and through acquisitions, in order to expand its presence in the market for Business Solutions and Cable TV & Broadband services. Where Digicel expands organically, it is not encumbered by any legacy networks and typically invests in infrastructure, such as FTTH and FTTB, which it believes will help ensure the long-term future success of its business. Digicel sees a strategic fit and synergies from the combination of mobile, Cable TV and high-speed fiber networks and it expects to take a disciplined approach to deploying capital to ensure that its infrastructure will allow it to provide a differentiated and competitive service to its customers.

Leverage Digicel’s Platforms to Promote Growth of Digicel’s Business Solutions unit. Digicel seeks to grow its revenue from ICT services through its Business Solutions unit. It believes that this is a growing business in its markets where businesses are beginning to see the benefits of increased investment in ICT. The mobile markets in which Digicel operates have reached comparable levels of mobile penetration with more developed markets and, similarly, Digicel expects the level of demand for ICT in its markets to increase.

The management believes wireless network infrastructures supported by next generation fixed access infrastructure, where present, ideally positions Digicel to service a new demand arising from corporate (including small and medium-sized enterprises) customers and Government entities and to benefit from the convergence of fixed and mobile usage.

Telecommunications and Business Solutions services to corporations (including small and medium-sized enterprises) represent a significant market across the world. For example, according to information provided by McKinsey, the Economist Intelligence Unit and Global Insight, the estimated revenues for the calendar year 2015 generated by the combination of Business to Business IT Services and Business to Business Telecommunications services (in aggregate, the types of services Digicel provides in its Business Solutions business) will be, as a percentage of GDP, approximately 3.0% in the U.S. and Canada, 2.6% in Western Europe, 2.6% in Middle East and Africa and 1.8% in Latin America. Applying the world average of 1.9% of GDP to the aggregate GDP in Digicel’s markets suggests that the addressable opportunity in its markets for Business Solutions could total revenues of up to $3 billion.

Digicel’s Business Solutions unit leverages its brand, market knowledge, networks, distribution and tailored solutions to stimulate demand among local businesses and government entities in its markets and develop their understanding of ICT and the benefits it can provide to their operations. Since rolling out its Business Solutions services, Digicel believes it has, in some instances, expanded the target market by offering high-quality products and services that were previously unavailable or unaffordable within its markets. Digicel provides services such as cloud backup, cloud hosted subscriber PBX, managed services and networking and mobility solutions to Government entities and corporations (including small and medium-sized enterprises) in all of its markets. To support the expansion of its Business Solutions business, Digicel now has 312 dedicated professionals in this business area. Business Solutions revenue represents high margin business and, in addition to its FTTB networks, the Business Solutions services can leverage Digicel’s other infrastructure in undersea and other fiber networks.

Add Services to Digicel’s Platform and Foster the Digicel Ecosystem. Digicel continuously introduces new innovative products and services for its customers. This includes developing more advanced data and content services such as social media packages, music streaming and Digicel’s proprietary applications. Mobile VAS represented approximately 31.2% of mobile service revenue in the year ended March 31, 2015, compared to 27.4% for the year ended March 31, 2014 and 23.0% for the year ended March 31, 2013. Digicel believes that there are opportunities for it to continue to grow its mobile data business as its smartphone penetration increases and Internet access becomes a more necessary aspect of its customers’ lives. Digicel will continue to be innovative with respect to its offering and will capitalize on opportunities presented by the increasing structural convergence of fixed line and mobile services and the increased demand for content and applications across both mobile and fixed line. To stimulate demand for digital services in its markets, Digicel has invested in fixed line services, fiber and content. By extending Digicel’s core mobile voice and data platform to Cable TV & Broadband, applications and content, it is creating an overall “Digicel Ecosystem” of services and products that promote customer retention and revenue growth.

Digicel’s Digicel Ecosystem is based on a total communications and entertainment platform including mobile voice and data, content, advertising, apps, Business Solutions and Cable TV & Broadband. As part of its broader plan to create high-quality content which can be accessed on desktop, mobile, tablet and TV, Digicel’s initiatives include:

Unique Sports Content: Digicel’s SportsMax proprietary platform, currently available in 26 countries across the Caribbean, is the region’s first and only indigenous 24-hour dedicated sports cable channel featuring a strong mix of international, regional and local sports content. In addition, the CPL operates a Caribbean annual cricket tournament which is held during the summer. It was established in 2013 and has proved extremely popular and provides Digicel with content subscribers can access across multiple devices and multiple mediums. Viewing figures for the 2014 edition of the premier league totaled 65 million people across the globe.

Content and Apps: The penetration of smartphones in Digicel’s subscriber base grew from approximately 14.4% as of March 31, 2013 to approximately 33.1% as of March 31, 2015, and Digicel has introduced affordable Digicel branded Android smartphones to drive the continued increase of this smartphone penetration. All of Digicel’s smartphone devices now come fully loaded with Digicel’s proprietary apps, including Loop, Loop Trade, Digicel Space, Digicel SportsMax, My Digicel and Digicel Top-up, as well as Wikipedia, which Digicel believes creates a content rich environment to stimulate data usage. Loop News is a one-stop-shop for news topics and is the most downloaded news app in Digicel’s Caribbean markets, while Digicel SportsMax is the Caribbean’s number one sports app. Loop Trade, a classifieds site, is the latest app from Digicel’s in-house digital publisher Trend Media. The Digicel Space (cloud storage solution), My Digicel (account management) and Digicel Top-up apps are VAS, that enhance customer experience and promote data usage.

Cable TV & Broadband: Digicel has gone from providing Cable TV & Broadband in one market at the end of fiscal year 2013 to a provider of Cable TV in eight markets and Cable Broadband in six markets at the end of fiscal year 2015 and added a further ninth market through the acquisition of BTC in June 2015. Through advanced networks and set-top boxes, Digicel offers innovative products, unique content, differentiated features and plans in Cable TV & Broadband in these markets. In each case, these added services are highly synergistic with each other, taking advantage of Digicel’s network, brand, distribution and people. For example, the FTTH and FTTB rollouts will also be used for Digicel’s Business Solutions unit and to carry mobile data traffic, while all business units will utilize our undersea fiber for connectivity. In addition, Digicel’s Cable TV & Broadband business is complementary with its other businesses as it uses Digicel’s retail network to sign up new subscribers and allows these subscribers to pay their monthly bills, its network is used to carry mobile data traffic and it connects internationally through Digicel’s undersea fiber. The ability to provide a combination of services will create cross-selling opportunities.

Advertising: Digicel currently offers advertising services (primarily via short messaging services to its subscribers) and it believes there is room to grow its advertising services throughout the Digicel Ecosystem leveraging its in depth customer knowledge.

Mobile Financial Services: Digicel’s mobile financial services include products and services such as money transfer and mobile payments provided in certain markets directly by Digicel under the “Digicel Mobile Money” brand and services provided by Digicel’s affiliates Boom and Bima.

Continue to Improve Operating Efficiencies. Digicel will continue to seek ways of improving its operating efficiency and cash flow generation. By fostering the development of the “Digicel Ecosystem”, it will seek to leverage its existing network, brand, people, networks and distribution channels to add new products and services to its platform. As Digicel continues its evolution to a total communications and entertainment provider and the convergence of fixed and mobile services increases, it will focus on maintaining and growing its operating margins through increasing economies of scale and scope. Digicel continuously reviews its cost structure and has successfully implemented cost saving initiatives and it will aim to replicate this in future.

Explore Investment Opportunities. With its proven track record of launching in new markets and integrating acquired operations, Digicel seeks to generate shareholder value through a disciplined acquisition strategy and proven integration capabilities. Digicel deploys capital across its portfolio through value enhancing acquisitions with the aim of generating strong cash flow and operational synergies. Digicel seeks to create value by implementing operational improvements and leveraging economies of scale and scope, as well as pursuing in-market consolidation and attractive diversification with Business Solutions, Cable TV & Broadband, and digital opportunities. Digicel’s decision to enter into a new market or invest in new revenue streams and technology is based on, among other factors, an in-depth evaluation of the size of market, penetration levels, communications infrastructure, economic and regulatory environment, strength of existing service providers and its ability to obtain an attractive return on its investment. In addition, Digicel has sought to explore opportunities in certain markets in which Digicel does not have a mobile operating license but which have similar characteristics to its current markets. Consistent with this strategy, Digicel continually explores and engages in discussions concerning potential acquisitions, some of which may be material.

The Digicel Foundations

Among the charitable organizations through which Digicel provides ongoing support to local communities are the Digicel Foundations. The Digicel Foundations are non-profit organizations that distribute and utilize funds on a charitable basis for the sole purpose of building communities and community spirit in the countries of Jamaica (founded in 2004), Haiti (founded in 2007), Papua New Guinea (founded in 2008) and Trinidad and Tobago (founded in 2012). These foundations are administered by a separate management team and report to their own board of directors. The Digicel Foundations focus particularly on youth-oriented programs and projects that encourage self-sufficiency in the local community. To this end the Digicel Foundation in Haiti has built 150 schools across the country and the Digicel Foundation in Papua New Guinea has built 293 classrooms across the country. Digicel’s operating companies in these markets make annual donations to their local Digicel Foundation. The Digicel Foundations also raise funds from other sources. Many of Digicel’s employees work with the Digicel Foundations and serve on their boards to assist communities by contributing their time, expertise and leadership to projects in the local community. Digicel believes these initiatives have strengthened its ties with the local communities in these markets.

Digicel’s History

Digicel was founded in October 2000 by its chairman Denis O’Brien. Mr. O’Brien has vast experience in the telecommunications industry having created and launched Esat Telecom and Esat Digifone in Ireland. Digicel launched its initial mobile operation in Jamaica in April 2001. After achieving success in Jamaica and becoming the mobile market leader within 15 months of launch, Digicel expanded to other markets in the Caribbean and the

South Pacific through a combination of launching new businesses and acquiring other existing operations which were subsequently rebranded as Digicel. Digicel has set out below a summary of the key timelines in the history of Digicel as it relates to new market launches and acquisitions.

•	During 2003 and 2004, Digicel launched new operations in St. Lucia and St. Vincent and the Grenadines (March 2003), Aruba (July 2003), Grenada (October 2003), Barbados (February 2004) and the Cayman Islands (March 2004).

•	In March 2005, Digicel acquired 100% of the share capital of Curaçao Telecom N.V. and its subsidiaries and re-launched services under the Digicel name in April 2005.

•	In June 2005, Digicel entered into an agreement to acquire Cingular’s operations in Digicel’s existing markets of St. Lucia, St. Vincent and the Grenadines and Grenada, Barbados and the Cayman Islands and in new markets of Bermuda, St. Kitts and Nevis, Antigua and Barbuda, Anguilla and Dominica. The completion of these acquisitions took place between August 2005 and March 2006.

•	In March 2006, Digicel entered into a share purchase agreement with Bouygues Telecom to acquire 100% of the shares of French West Indies based Bouygues Telecom Caraibe providing GSM cellular service in the markets of Martinique, Guadeloupe and French Guiana. The acquisition was completed in April 2006.

•	In April 2006, Digicel launched new operations in Trinidad and Tobago.

•	In May 2006, Digicel launched new operations in Haiti.

•	In July 2006, Digicel launched new operations in Turks and Caicos and Bonaire.

•	In October 2006, Digicel completed its acquisition of a mobile operator providing GSM services in El Salvador. The El Salvador mobile operations had approximately 108,000 subscribers on the date of acquisition. In April 2007, Digicel re-launched this business as Digicel El Salvador.

•	In November 2006, Digicel completed its acquisition of a mobile operator providing GSM services in Guyana with approximately 18,000 subscribers on the date of acquisition. In February 2007, Digicel re-launched this business as Digicel Guyana.

•	In February 2007, Digicel acquired the mobile business of Telfonia Bonairino NV (“Telbo”), an existing competitor in the Bonaire market. Through this acquisition, Digicel migrated the Telbo subscriber base, which consisted of just over 6,000 subscribers to Digicel’s base in Bonaire.

•	In November 2007, Digicel launched new operations in Suriname.

•	In November 2008, Digicel launched new operations in the British Virgin Islands.

•	On September 11, 2009, Digicel completed the acquisition of a competitor, Orange Dominica, a subsidiary of France Telecom. This business has been consolidated into Digicel’s existing operations in Dominica.

•	In April 2010, Digicel acquired 100% of DPL, operating in six markets in the South Pacific region. At the time of the acquisition, Denis O’Brien held an 82.4% equity interest in DPL. DPL’s first operating market in the South Pacific region was Samoa. Digicel (Samoa) Limited was granted a cellular license in April 2006 and commenced operations following the acquisition of Telecom Samoa Cellular Limited in September 2006 which was re-launched as Digicel Samoa in November 2006. Digicel (PNG) Limited was issued a cellular license in Papua New Guinea in March 2007 and launched operations in July 2007. DPL, through Digicel (Tonga) Limited, acquired the assets of Shoreline Communications Limited, which traded as “TonFon”, in Tonga in December 2007 and re-launched operations under the Digicel brand in May 2008. Digicel (Vanuatu) Limited launched operations in June 2008 and Digicel (Fiji) Limited was launched in October 2008 in Fiji. In September 2009, Digicel (Nauru) Corporation launched operations in Nauru.

•	In October 2010, Digicel purchased 100% of the share capital of Data Nets Limited, a Papua New Guinean based Internet service provider and ICT integrator.

•	In February 2011, Digicel purchased 51% of the share capital of Netxar Group Limited, a Puerto Rican based ICT integrator. Digicel acquired the remaining shares in Netxar in March 2013.

•	In March 2011, DGL signed an agreement with America Movil to acquire its Claro business in Jamaica, and to sell to America Movil its business in El Salvador. As part of the same transaction, DHCAL, in which Digicel owns a 44.97% stake, agreed to sell its Honduran operations to America Movil. On November 30, 2011, Digicel completed the acquisition of America Movil’s Claro business in Jamaica and DHCAL completed the sale of its Honduras operations to America Movil. On September 27, 2012 the Competition Authority in El Salvador rejected the application by America Movil to purchase Digicel El Salvador on the basis that it could reduce competition in the market. As such, the agreement was terminated and the El Salvador operation remains part of Digicel. The termination of the agreement with America Movil, in relation to Digicel El Salvador, did not impact the previously concluded transactions in Jamaica and Honduras in any way.

•	In March 2012, Digicel acquired Voila, an operator in Haiti previously owned by U.S.-based Trilogy International Partners.

•	In November 2013, Digicel acquired Caribbean Cable Communications Holding Ltd, a cable and Internet service provider in Anguilla, Nevis and Montserrat.

•	In November 2013, Digicel increased its shareholding to 75% in First Communications Limited in Jamaica. The company, which trades as NewCom, provides content and other products for VAS to Digicel and other companies.

•	In February 2014, Digicel acquired SAT Telecommunications Ltd. in Dominica. SAT Telecommunications Ltd. provides a range of TV, telephony and broadband Internet services to residential and business customers. In October 2014, Digicel re-launched SAT Telecommunications Ltd. in Dominica as “Digicel Play.”

•	In April 2014, Digicel acquired TCI Broadcasting Limited, which has been providing cable television services in the Turks and Caicos for over 30 years operating under the “WIV Cable” brand, and its sister company TCT, which operates the TCExpress High Speed Cable Internet Service in Turks and Caicos. These operations were rebranded Digicel Play in February 2015

•	In September 2014, Digicel acquired Telstar Cable Limited in Jamaica. Telstar Cable Limited is a provider of cable TV, broadband and fixed telephony services in Jamaica.

•	In September 2014, Digicel acquired International Media Content Ltd., parent company of regional sports broadcaster, SportsMax, and North American broadcaster CEEN-TV. Currently available in 26 countries across the Caribbean, SportsMax is the Caribbean’s first and only indigenous 24-hour dedicated sports cable channel featuring a strong mix of international, regional and local sports content including: the Barclays Premier League, UEFA Champions League, West Indies cricket, the Indian Premier League and the IAAF Grand Prix.

•	In September 2014, Digicel completed its acquisition pursuant to a share and asset purchase agreement entered into in December 2013 with Global Caribbean Fibre SAS to acquire certain subsea fiber assets in the Eastern Caribbean region. This acquisition provides Digicel with a wholly owned subsea fiber optic cable network providing capacity from Trinidad and Tobago connecting 12 countries to Puerto Rico with onwards connectivity to the United States. In total, Digicel secured access to a network comprising 15 subsea segments with a reach of some 3,100 km across the Caribbean region.

•	In October 2014, Digicel acquired Channel 8, which is a Cable TV operator in Papua New Guinea.

•	In November 2014, Digicel acquired a 60% shareholding in Hitron Limited. Hitron provides Cable TV and internet service provider (“ISP”), services across a multichannel multipoint distribution service network in Port Moresby, wholesale content services to some of the small cable operators and remote communities such as mining camp. It also implements and maintains VSAT systems for remote areas.

•	On January 9, 2015, Digicel executed a combination agreement with respect to the acquisition of BHL, which is now called Digicel Holdings (BTC) Limited and owns 100% of the share capital of BTC, and completed the acquisition on June 1, 2015. BTC is the leading fixed telephony provider in Bermuda and also provides broadband services.

Digicel has a disciplined approach to acquisitions and evaluates opportunities to pursue its growth strategies both organically and through targeted acquisitions. Digicel has extensive experience in selecting, acquiring and integrating a portfolio of telecommunications assets. In the past, Digicel has been able to generate benefits to its business from acquisitions. For example:

•	In certain markets, where Digicel has acquired an incumbent operator as a means to enter a market, it has significantly improved the performance of the acquired business. In the French West Indies, Digicel completed the acquisition of Bouygues Telecom in April 2006. Prior to Digicel’s acquisition, Bouygues Telecom generated revenue of approximately $124 million and Adjusted EBITDA of approximately $24 million for the year ended December 31, 2005. Digicel completed its acquisition of Bouygues Telecom Caraibe in April 2006 and it generated revenue of $198.4 million and Adjusted EBITDA of $76.5 million in the year ended March 31, 2015.

•	In other markets, where Digicel has launched Greenfield businesses and subsequently completed bolt-on acquisitions in those markets, Digicel has successfully integrated the acquired businesses into its existing operations and improved their market position. For instance, Digicel completed the acquisition of Cingular’s Caribbean operations in 2005 and 2006 and Digicel integrated the acquired businesses in St. Lucia, St. Vincent and the Grenadines, Grenada and Barbados into its existing operations. Digicel currently holds the number one position in these markets. More recently, Digicel has completed the acquisition of a number of cable broadband, cable TV and content businesses to take advantage of the structural convergence of mobile and fixed services and to seek to realize network, technology and operational synergies by integrating these acquired businesses with its existing mobile operations and re-launching them under the “Digicel” brand. Consistent with this disciplined approach, Digicel has made a number of strategic acquisitions in recent years. For example, in February 2014, Digicel acquired SAT Telecommunications Ltd. in Dominica, relaunched the business as “Digicel Play” in October 2014 and subsequently upgraded its network to DOCSIS 3.0, to become a leading provider of cable broadband and cable TV services in Dominica.

Digicel regularly considers opportunities to expand its business in the Caribbean, Central America and the South Pacific, through acquisition of licenses and build-out of new operations and acquisitions, joint ventures or strategic investments in other telecommunications operators. Digicel assesses opportunities on an ongoing basis and regularly has discussions with other companies about potential transactions, some of which could be material. Digicel’s decision to enter into a new market is based on, among other factors, an in-depth evaluation of the size of market, penetration levels, communications infrastructure, economic and regulatory environment, strength of existing service providers and Digicel’s ability to obtain an attractive return on its investment. By expanding its footprint, Digicel seeks to realize further economies of scale and diversify its operational, regulatory and currency risks.

Digicel was incorporated under the laws of Bermuda on February 5, 2007 and is the holding company for all of Digicel’s operations across the Caribbean and South Pacific regions.

The Digicel Brand

The Digicel brand is one of Digicel’s most significant assets. Digicel believes Digicel is known as a young, vibrant and fashionable company that brought affordable and high-quality communications services to the Caribbean and South Pacific markets, attracting a loyal clientele and serving areas and populations that have been historically neglected by its competitors. Digicel has implemented a uniform marketing and branding strategy across all its markets, yet it also applies a customized, grassroots marketing approach to individual communities within each market.

Throughout the Caribbean, Digicel believes Digicel has become one of the most recognized mobile telecommunications brands. For example, in Jamaica, Digicel is one of the most recognized consumer brands. With a top of mind rating of 85% versus 14% for its main competitor, according to a survey conducted by Prodatos S.A. in the quarter ended March 31, 2015. Digicel is the first mobile provider that comes to mind for the vast majority of Jamaicans. Market research results in Jamaica also support its preferred brand status as Digicel ranks at the top in affinity perception, quality perception, value perception and innovativeness perception. Similarly, in Haiti, Digicel’s top of mind rating is at 89% versus 11% for its main competitor, according to a survey conducted by Prodatos S.A. in the quarter ended March 31, 2015. Digicel also believes that the Digicel brand is as recognizable in its Pacific markets as it is in its Caribbean markets. For example, in Papua New Guinea its top of mind rating is at 81% versus 15% for its main competitor, according to a survey conducted by Tebbutt Research in the quarter ended December 31, 2014.

Digicel believes it has cultivated the image of a nimble competitor who successfully challenged incumbent providers to bring real quality, choice and value to underserved market segments. Digicel focuses on understanding the markets in which it operates in order to develop value propositions based on customer insight. Local agencies and partners assist Digicel in delivering relevant messages based on local needs and tastes.

Digicel is committed to supporting social and cultural initiatives as part of its efforts to continue building on Digicel’s market leadership. Digicel sponsors major sporting events and teams across the Caribbean, notably the West Indies Cricket team, the CPL, which is the region’s international T20 Cricket showcase, Usain Bolt, Shelly Ann Fraser Pryce, most Special Olympics teams in the majority of Digicel’s markets, the City Football Group as well as an extensive sponsorship of National football federations and grassroots programs.

Digicel believes initiatives like these are indicative of its commitment to the people of the Caribbean and have contributed to the community’s perception of Digicel as a local company. The sponsorship of the West Indies Cricket team was originally signed in 2004 and extended in 2012 until 2016 with options to renew at that time. This major international sponsorship has ensured brand exposure on a worldwide basis which is now being matched with Digicel’s sponsorship, and ownership of the CPL where Digicel attracted over 65 million unique viewers worldwide in only the tournament’s second year of existence.

The sponsorship of football by Digicel has grown steadily over the last several years with the company now sponsoring national football associations, federations and leagues in the Caribbean and Central America, including Haiti, El Salvador, Suriname and the National League in Trinidad and Tobago.

Digicel has also developed its own proprietary grassroots football sponsorship program branded Digicel Kick Start. This has involved a partnership with the Premier League Football Club, Manchester City FC and the newest Major League Soccer (United States) club, New York City FC. The top young players from a series of football clinics throughout the Caribbean and Central America are selected to attend the Digicel Kick Start Academy where coaches from the City Football Group provide 40 young footballers with professional training.

Digicel is also a supporter of music and culture across its markets. Digicel sponsors the Rising Stars talent show which started in Jamaica in 2004 and was launched in the Eastern Caribbean in 2006 and Trinidad and Tobago markets in 2007. In addition, Digicel is partners of Tuff Gong International, the commercial arm of the Bob Marley family distributing content to Digicel’s customers from the legendary reggae artist and also hosting an annual free concert in Kingston, Jamaica as a tribute to Bob Marley on the anniversary of his birthday.

Digicel sponsors the teams for the Special Olympics in most of its markets in the Caribbean and the Pacific and Digicel’s affiliate sponsors Special Olympics teams in Panama. Digicel supplemented its financial support to the Special Olympics teams with fundraising and community activities.

In the South Pacific, Digicel’s sponsorship includes netball, rugby leagues and events. In Fiji Digicel currently sponsors the national netball team, in Vanuatu Digicel sponsors the national cricket team and in Papua New Guinea Digicel sponsors the PNG Hunters rugby league team. In Papua New Guinea, Digicel developed the “Digicel Cup” to promote and develop the nation’s rugby league. Since then, “Digicel Cup” has become Papua New Guinea’s premier Rugby League tournament and it now has ten semi-professional teams from across the nation. In Fiji, Digicel has developed “The Digicel Cup”, which is Fiji’s nationwide provincial rugby union championship.

Separate from its marketing activities, Digicel provides ongoing support to local communities through charitable organizations, such as the Digicel Foundations. See “—The Digicel Foundations” above.

Digicel’s Operations

Digicel’s business is currently organized into nine reporting segments: Jamaica, Trinidad and Tobago, French West Indies, Haiti, El Salvador, Eastern Caribbean markets consisting of its operations in St. Lucia, Grenada and St. Vincent and the Grenadines, Guyana, Papua New Guinea and Other locations, consisting of its operations in all of its other markets. The following table presents, for the periods indicated, selected financial and operating data for each reporting segment in which Digicel has mobile operations.

Market	Segment Revenue(1)			Segment Adjusted EBITDA(2)
	Year Ended March 31,			Year Ended March 31,
	2015	2014	2013	2015	2014	2013
	(in millions)
Papua New Guinea	$500.6	$500.3	$489.4	$240.3	$271.6	$264.1
Haiti	478.8	497.9	528.0	224.2	227.2	224.8
Jamaica	421.3	434.9	490.8	161.8	179.3	212.4
Trinidad and Tobago	268.8	260.2	233.4	161.6	150.4	130.2
French West Indies	198.4	213.7	211.1	76.5	78.3	76.8
El Salvador	106.7	118.6	129.2	19.7	30.2	37.0
Guyana	91.2	83.2	72.5	48.8	39.9	29.9
Eastern Caribbean(3)	80.7	83.6	82.4	38.5	39.6	38.7
Other Locations/Unallocated(4)	647.6	561.2	540.5	209.4	206.6	186.8

Total	$2,794.1	$2,753.6	$2,777.3	$1,180.8	$1,223.1	$1,200.7

(1)	The revenue shown above is presented before the elimination of intercompany revenues and recharges between the markets.
(2)	See note 6 to the “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of Adjusted EBITDA to consolidated net profit/(loss). Adjusted EBITDA is the primary measurement we use for segment purposes. See note 5 to our consolidated financial statements.
(3)	St. Lucia, Grenada and St. Vincent and the Grenadines.
(4)	“Other locations” include Anguilla, Antigua and Barbuda, Aruba, Barbados, Bermuda, Bonaire, the British Virgin Islands, the Cayman Islands, Curaçao, Dominica, Fiji, St. Kitts and Nevis, Nauru, Samoa, Suriname, TCI, Tonga, and Vanuatu, for all periods presented. Unallocated represents revenues and profits/(losses) arising from miscellaneous other sources and the elimination of inter-segment revenues and profits.

Digicel operates in markets that traditionally did not have widespread access to communications services prior to its entry, and Digicel has a proven track record in accelerating access to telecommunications and increasing mobile penetration by expanding the range of its services (e.g., VAS) and the innovative delivery of those services (e.g., diaspora initiatives). Digicel continuously leverages its networks, leadership, brand recognition and knowledge of its customers and markets to launch new products and services to become a leading total communications provider in its markets. The following table provides an overview of the different products and services Digicel currently provides in each of its markets:

Market	Products and Services
	Mobile	Business Solutions	Cable Broadband	Cable TV
Jamaica	✓	✓	✓	✓
St. Lucia	✓	✓
St. Vincent and the Grenadines	✓	✓
Aruba	✓	✓
Grenada	✓	✓
Barbados	✓	✓
Cayman Islands	✓	✓
Curaçao	✓	✓
Anguilla	✓	✓	✓	✓
Dominica	✓	✓	✓	✓
St. Kitts and Nevis(1)	✓	✓	✓	✓
Antigua and Barbuda	✓	✓
Bermuda	✓	✓	✓
French Guiana	✓	✓
Guadeloupe	✓	✓
Martinique	✓	✓
Trinidad and Tobago	✓	✓
Haiti	✓	✓
Bonaire	✓	✓
Turks and Caicos	✓	✓	✓	✓
El Salvador	✓	✓
Guyana	✓	✓
Suriname	✓	✓
British Virgin Islands	✓	✓
Montserrat	✓	✓	✓	✓
Samoa	✓	✓
Papua New Guinea	✓	✓		✓
Tonga	✓	✓		✓
Vanuatu	✓	✓
Fiji	✓	✓
Nauru	✓	✓

(1)	Cable TV only provided in Nevis.

The following table has a breakdown of Digicel’s revenue by product line:

	Year Ended March 31,
	2015	2014	2013
	(in millions)
Revenue by Product Line:
Mobile
Data/VAS	$761.7	$690.1	$595.2
Voice	1,677.3	1,831.2	1,988.7

Total Mobile	2,439.0	2,521.3	2,583.9
Business Solutions	119.4	80.6	56.6
Cable TV & Broadband	31.6	11.6	3.2
Other Revenue	63.3	6.4	13.8

Service Revenue	2,653.3	2,619.9	2,657.4
Handset/Equipment Revenue	140.8	133.7	119.9

Total Revenue	$2,794.1	$2,753.6	$2,777.3

Revenue from Digicel’s Business Solutions business is growing rapidly and this is one of the key areas of focus for Digicel. More recently, Digicel expanded into Cable TV & Broadband in certain markets to stimulate and satisfy the increasing demand for these services in its markets.

Mobile

Overview

Digicel is a leading mobile telecommunications operator in the Caribbean and South Pacific regions with approximately 13.6 million subscribers as of March 31, 2015, of which approximately 93.7% are prepaid customers. Digicel launched mobile services in Jamaica, its first market, in 2001 and became the market leader within 15 months of launch, based on a strategy that it has since replicated successfully across many of its markets. Digicel currently operates communications services in 31 markets, with an aggregate population of 32 million people, and Digicel believes it is the mobile market leader with over 50% subscriber market share in 20 of those 31 markets.

Digicel has been a leader in introducing prepaid services to broad segments of the Caribbean and South Pacific markets, which it believes is a key reason for the dramatic increase in wireless penetration in its markets and a significant contributor to the growth in its market share. According to the ITU, mobile penetration was over 100% in 2013 for 17 of Digicel’s 23 operating markets for which it provides information. In many of these markets, mobile penetration was significantly lower prior to the launch of Digicel’s services. For example, in Jamaica, mobile penetration has grown from 23% in 2001 to 102% in 2013. In Haiti, mobile penetration grew from 5% in 2005 to 69% in 2013, and Digicel believes that there is potential for this to grow further. Similarly in Papua New Guinea, mobile penetration has grown from 2% in 2006 to 41% in 2013, with potential for further growth as the economy grows. Digicel believes that this growth in mobile penetration combined with its market positions will be instrumental in fostering the development of an ecosystem of content and applications designed to promote customer retention and revenue growth.

Digicel is focused on maintaining and improving its position in its markets by providing better service, wider coverage, innovative products and services and a superior customer experience than its competitors at competitive prices while increasing revenue and improving margins. Digicel uses its customer knowledge to tailor its offerings to their changing needs and budgets. Digicel’s strategy in the mobile area includes providing mobile networks which provide nearly full population coverage in each market and increasing the level of smartphone penetration with more affordable handsets made available through Digicel’s wide distribution networks to foster an ecosystem of content and applications to promote customer retention and revenue growth.

Digicel currently offers 4G technology in 30 of its 31 markets and its network includes approximately 5,940 cell sites and it has significant spectrum positions with over 3 billion MHz-pops. Digicel optimizes its network utilization with tailored, tiered-pricing strategies, and retains the ability to quickly expand bandwidth through a network structure that allows fast upgrades and leverages its current spectrum holdings. Digicel’s network capacity allows it to expand its VAS, which include email, messaging, Internet access and more advanced services such as social media packages, music streaming, video streaming and its own proprietary mobile apps, including “Loop” (the most downloaded news App in its markets). VAS has become an increasingly important portion of its revenue, rising from 23.0% of its total mobile service revenue in the year ended March 2013 to 31.2% in the year ended March 2015, with much of the increase coming from such advanced services, which Digicel offers through value-based pricing built around its customers’ usage patterns (e.g., charging by service such as “Facebook-only” plans). Driven by an increase in availability of affordable smartphones, including Digicel branded Android devices, smartphone penetration reached approximately 33.1% of its subscriber base on March 31, 2015 from 14.4% on March 31, 2013, which has enabled growth in VAS revenue and management believes will continue to do so.

Digicel has extensive customer reach through 1,034 retail locations (including 667 exclusive stores) and a dealer and distributor network with approximately 183,000 recharge locations. Importantly, Digicel’s Diaspora community business allows a population of approximately 10 million residents in the United States, the United Kingdom, Canada, Australia and New Zealand that are immigrants or descendants from inhabitants of its markets to purchase mobile top-up, which relates to subscribers “topping-up” or “recharging” their pre-paid phones, remotely for the use of Digicel’s subscribers. Digicel generated revenue of $128 million in the year ended March 31, 2015 through Digicel’s Diaspora channel compared to $26 million in the year ended March 31, 2010, representing a CAGR of 37.5%.

Digicel generated $2,439.0 million of revenue from mobile services in the year ended March 31, 2015, compared to $2,521.3 million in the year ended March 31, 2014, representing a decrease of 3.3%.

The table below sets out certain data of Digicel’s Mobile product line:

	Key Performance Indicators
	Year Ended March 31,
	2015	2014	2013
Mobile Subscribers (in millions):
Papua New Guinea	2.5	2.3	2.2
Haiti	4.6	4.5	4.3
Jamaica	2.2	2.2	2.1
Trinidad and Tobago	0.9	0.9	0.8
French West Indies	0.5	0.5	0.5
El Salvador	1.1	1.2	1.2
Guyana	0.4	0.3	0.3
Eastern Caribbean	0.3	0.3	0.3
Other Markets	1.1	1.3	1.2

Total:	13.6	13.5	12.9

Pre-paid % of mobile subscribers (%)	93.7%	94.3%	94.5%
Smartphone Penetration (%)	33.1%	21.0%	14.4%
ARPU (US$)	15.3	16.0	16.2
Mobile SAC per unit (US$)	29.6	30.8	31.0
Monthly Mobile Churn (%)	5.0%	4.3%	4.2%
SAC as a percentage of Mobile revenues (%)	5.3%	5.3%	5.4%

Products and Services

Digicel seeks to provide innovative data and voice services and applications aimed at different customer needs to improve customer satisfaction and increase revenue. Digicel offers its services on both a prepaid and post-paid basis and market to retail and business customers.

Mobile Voice

Digicel offers traditional mobile voice services but continually introduces new and innovative price plans to grow its subscriber base, improve customer loyalty and drive the usage of its voice and data services. The following are some examples of recent innovations:

•	“Hybrid plans”—offer subscribers the benefits of a post-paid plan with the flexibility of prepaid plans where the subscriber signs up for a contract in the same way as they would for a post-paid plan and they are given a monthly allowance of voice, text and data in return for a fixed monthly fee. If the subscriber exceeds this allowance, then they can top up just like a prepaid subscriber and buy additional prepaid services.

•	“Credit advance”—enables certain subscribers to request an advance (for a small service fee) which allows them to continue to use their phone without prepaying for recharge. The availability of this service is subject to subscribers meeting certain criteria. Upon the subscriber’s next recharge, the advanced credit and the service fee are deducted from the total value of such recharge and the subscriber continues to use the prepaid service related to the balance of the respective last recharge.

•	“Dynamic Discount Tariffing (DDT)”—this service is currently being commercialized in Haiti and offers subscribers discounted call rates depending upon time of day, location and network utilization. With DDT, subscribers get offered discounts (which can be up to 99%) on their on-net calls which will vary by hour and as they move between cell sites. At busy times and locations, the discounts are much lower (e.g., 20-30%) to help manage network utilization. The discount for each hour is shown via a flash message or Unstructured Supplementary Service Data request depending upon the handset that is accessing the service. Digicel believes that DDT is a subscriber proposition that shows real and immediate value to the subscriber and leverages the spare capacity in its networks.

•	“Digicel Zero”—In Jamaica, Digicel has developed this new offering for prepaid subscribers which for a cost of J$350 (approximately $3) includes Free Digicel to Digicel on-net calls, 350MB of data, free access to Facebook or Instagram with a validity period of 3 days. The offer represents attractive value for subscribers with the lowest rate in the market for on-net calls and a meaningful data allowance for 3 days usage. Digicel believes that the offer has been well received in Jamaica.

Digicel’s mobile voice services generated revenue of $1,677.3 million for the year ended March 31, 2015, compared to $1,831.2 million for the year ended March 31, 2014, representing a 8.4% decrease.

Mobile Data and VAS

In addition to its voice services, Digicel offers a wide range of VAS which include email, messaging, Internet access and more advanced services such as social media packages, music streaming, video streaming and its own proprietary mobile applications, including Digicel Space and “Loop” (the most downloaded news app in Digicel’s markets with 450,000 mobile downloads as of June 9, 2015). VAS is an increasingly important portion of Digicel’s revenue, rising from 23.0% of its total mobile service revenue in the year ended March 2013 to 31.2% in the year ended March 2015. The increase in VAS has tracked an increase in availability of affordable smartphones, including Digicel-branded Android devices. Smartphone penetration reached approximately 33.1% of our subscriber base on March 31, 2015 from 14.4% on March 31, 2013.

An important catalyst for the increase in VAS has been Digicel’s innovative product and service offerings which include:

•	Service-based packages: Digicel’s data offers have evolved from volume based pricing to charging by service. Digicel’s deep packet inspection platform allows it to price plans based on the specific service that subscribers are consuming as opposed to volume-based pricing. Digicel is able to offer subscribers data plans that provide access only to one particular site, such as Facebook or Instagram. This capability has allowed Digicel to launch new plans across markets with a range of data allowances along with access to particular websites. This makes Digicel’s plans more attractive to subscribers because they can more easily understand what they are getting, and it allows Digicel to differentiate its plans from competitors.

•	Free access to Wikipedia: Digicel allows all Digicel subscribers free access to this widely-known source of information on the Internet. Every time a subscriber accesses Wikipedia on the Digicel network, there is a small banner at the top of the page that tells the subscriber that access to the page is provided free of charge courtesy of Digicel. Digicel believes this is a strong marketing tool and it also benefits Digicel’s subscribers in terms of free access to this information. This represents an opportunity to illustrate to Digicel’s subscribers the value of the Internet by showcasing the type of services that subscribers can access with an Internet subscription and is designed to encourage Internet penetration.

•	Digicel Space: a personal cloud storage solution for smartphones that allows subscribers to back up their photos, contacts and other personal info to the cloud, and remotely store such data on Digicel’s platform. This allows subscribers the ability to access this information across multiple devices, e.g., PC and tablet but, more importantly, means that if a subscriber loses or damages their phone they can still access and recover their backed-up data. This service is available in all Digicel markets across the Caribbean and the South Pacific. Digicel currently offers this as a standalone free service, but Digicel will soon be bundling a basic product (with meaningful data storage allowance) with its data plans, with subscribers able to buy additional storage if they so desire.

•	My Digicel App and Digicel Top-Up: My Digicel is a self-care application that gives subscribers access to information on their accounts, allows them to send credits, upgrade plans and buy new products and services, among other self-care operations. Additionally, Digicel provides a Top-Up application available to anybody who wants to recharge an account from abroad or in the person’s home country.

•	Content and Apps: All of Digicel’s smartphone devices now come fully loaded with Digicel’s proprietary apps, including Loop, Loop Trade, Digicel Space, Digicel SportsMax, My Digicel and Digicel Top-up, as well as Wikipedia, which creates a content rich environment to stimulate data usage. Loop News is a one-stop-shop for news topics and is the most downloaded news app in Digicel’s Caribbean markets with 450,000 mobile downloads as of June 9, 2015, while Digicel SportsMax is the Caribbean’s number one sports app. Loop Trade, a classifieds site for ads, is the latest app from Digicel’s in-house digital publisher Trend Media.

•	Rdio: Rdio is one of the biggest music streaming services globally, operating in 85 countries. There are 3 tiers of Rdio service offered to Digicel mobile subscribers: 1) a free, ad-funded service, 2) a low-cost (approximately $3.99 per month) service which is ad free and offers unlimited on demand streaming and limited downloads for offline listening; and 3) Rdio Unlimited which offers unlimited downloads and streaming for approximately $6.99 per month. Digicel has partnered with Rdio primarily to encourage data usage across its subscriber base. There are also incremental revenue opportunities from the sale of premium Rdio services and opportunities for advertising revenue on the free Rdio service. Rdio has created customized Digicel channels for each of its markets and for each of the main genres of Caribbean music (e.g., Reggae, Soca). As part of its Rdio launch, Digicel offers subscribers who purchase a data plan 30 minutes of free streaming of Rdio per day. In Bermuda Digicel bundles the premium Rdio service with its high value post-paid plans. Rdio is live in all Digicel’s Caribbean markets with the exception of Aruba, Bonaire and Curaçao.

Digicel’s Mobile Data generated revenue of $761.7 million for the year ended March 31, 2015, compared to $690.1 million for the year ended March 31, 2014, representing a 10.4% increase.

Roaming

In the Caribbean, Digicel currently has agreements with 420 roaming partners in 168 countries. In the South Pacific, Digicel currently has agreements with over 300 roaming partners in 157 countries. Because of its centralized approach to roaming, Digicel offers a one-stop shop for operators looking to cover the Caribbean. Digicel is the first operator in the Caribbean to offer a prepaid roaming services to its customers across its network. It provides prepaid voice and data roaming service to its prepaid customers through 133 partners in 87 countries outside of its Digicel markets, including the United Kingdom, United States, and Canada, and it is constantly adding new countries.

Digicel was the first operator in the Caribbean and Latin America to launch “Roam Like You’re Home”, a roaming plan that allows its subscribers to roam at low and affordable rates, similar to what they would pay at home. Customers can take advantage of Roam Like You’re Home Rates when travelling in Digicel territories in the Caribbean as well as the United States, Canada, United Kingdom, Netherlands and Latin America The service has a monthly fee and is available to both prepaid and postpaid subscribers. This is a strong proposition in the market and Digicel has won awards for this product given it significantly reduces the barriers that customers face when using their phones abroad.

Revenue from roaming is included in mobile voice revenue.

Mobile Financial Services

Digicel’s mobile financial services include products and services provided in certain markets directly by Digicel under the “Digicel Mobile Money” brand and services provided by Digicel’s affiliates Boom and Bima.

Digicel Mobile Money products and services have been launched in six markets to-date: Papua New Guinea, Samoa, Tonga, Vanuatu, Fiji and Haiti. The suite of products and services offered by Digicel Mobile Money include (depending upon the market): peer-to-peer transfers; bill payments; recharge top-up; merchant transfers and international remittances.

For example in Tonga, Digicel Mobile Money provides a simple, secure service to send, receive and withdraw money from a “mobile wallet.” It also allows subscribers to Pay Bills (including Tonga Power Limited, Tonga Water Limited, Digicel Postpaid and DigiTV), top-up Digicel prepaid phones and pay merchants. Digicel Tonga’s “Beep & Go” mobile payment solution uses near field communication technology to link point of sale terminals to the Digicel mobile money wallet, allowing subscribers to simply swipe their phone to pay for retail goods.

While the revenue generated by Digicel from mobile financial services is currently not material, Digicel believes that there is an opportunity to grow such services and that the provision of these services will help Digicel increase subscriber loyalty and manage churn levels.

Digicel’s affiliate Boom provides technology to enable financial institutions to facilitate their mobile banking and money transfer initiatives. Boom’s platform and mobile app allows subscribers to spend money using a reloadable Visa prepaid debit card and to transfer money to friends and family (including internationally) on their mobile phone. The reloadable Visa card can also be topped-up from the United States.

In partnership with Digicel’s affiliate Bima and third-party insurers, Digicel has launched mobile-delivered insurance in Papua New Guinea and Haiti. Digicel subscribers in these countries can pay for capped life insurance cover via their prepaid airtime. For example, in Papua New Guinea the three levels of capped cover are 4,000PGK, 8,000PGK or 12,000PGK. This model provides a safe and trusted route for subscribers to register and pay for insurance protection. When a subscriber signs up for cover, he/she authorizes Digicel to make 20 micro deductions each month from their prepaid Digicel account. The monthly premiums are paid to the relevant insurer and the insurer is solely liable to meet any claims under the plans. Linking monthly micro-insurance payments from the Digicel account aids consumer stickiness and to-date Digicel has approximately 74,000 active subscribers in Haiti and approximately 98,000 in Papua New Guinea. Digicel acts as an intermediary for this service and holds no insurance risk.

Mobile Advertising

Trend Media is Digicel’s in-house digital and mobile media agency and it offers a range of mobile advertising solutions to corporate subscribers to help them achieve their digital marketing goals. Trend Media primarily provides publishing, advertising and digital solutions services to corporate subscribers.

As a digital publisher, Trend Media develops content platforms for Digicel. For example, all of Digicel’s smartphone devices now come fully loaded with Digicel’s proprietary apps (Loop, Loop Trade, Digicel Space, Digicel SportsMax, My Digicel, Digicel Top-up) and the Wikipedia app, thus creating a content-rich environment for advertisers.

Trend Media also offers an advertising sales channel to agencies and brands directly. From data collected from Digicel subscribers, Trend Media is able to tailor these mobile advertising solutions based on location and interest of subscribers. For example, if a subscriber is consistently browsing for cars on the Digicel network, Trend Media can serve specific automobile advertisements and car insurance quotes. Trend Media can also assist a retail chain with various locations in one market by delivering a specific message at a specific time to a Digicel subscriber in one of such locations. The mobile advertising solutions include short messaging services advertising, flash messaging, post-call advertising and interstitial advertising. Flash messaging has all the benefits of short messaging services advertising but rather than appearing in a subscriber’s text messages, it pops up on a subscriber’s phone screen so that the user will see the message instantly. Post-call advertising involves a fully interactive ad being pushed to a subscriber on the termination of a smartphone call. Interstitial advertising appears when a subscriber first opens an app and the advertisement stays on screen for five seconds, creating a highly visual and impactful exposure for advertisers.

As for digital solutions, Trend Media advises on media planning strategy, media buying strategy, campaign management and reporting on social media and search engines and app and web development. In addition, Trend Media designs and build digital banners and videos for brands.

The revenue generated by Digicel from mobile advertising is currently not material. However, Digicel believes that there is an opportunity to grow advertising revenue and its sales teams in each market evaluate opportunities in this area. This includes an assessment of the ways in which Digicel may be able to appropriately monetize data that it holds as a provider of communications services in 31 markets. For example, Trend Media has recently invested in analytical software that provides greater granularity for targeting subscribers based on location and interest.

Business Solutions

Overview

As Digicel’s markets develop, it leverages its networks and infrastructure to provide ICT services and Business Solutions to corporate (including small and medium-sized enterprises) and government customers by delivering technology solutions that complement and extend its core telecommunications offering. These services include the sale of both hardware and software with the primary focus of the unit being the provision of related services (such as consultancy, integration, data center services, M2M connectivity and the optimization of telecommunications and cloud solutions). These solutions enable Digicel’s customers to reduce operating costs, create greater efficiency and deliver improved business performance.

In the Business Solutions business, Digicel requires a certain lead time to enter into a relationship with a new client, as it tailors the service offerings to the specific needs of each client. Digicel then enters into contracts with clients (typically with a duration of one to three years). As part of entering into a relationship with a new client, Digicel often sells equipment to its clients, usually at low margins as Digicel re-sells such equipment to enable provision of its contracted services which generate the recurring revenue that Digicel focuses on with respect to its Business Solutions business.

In October 2010, Digicel purchased 100% of the share capital of Data Nets Limited, a Papua New Guinean based Internet service provider and ICT integrator. Similarly, in the Caribbean in February 2011, Digicel purchased 51% of the share capital of Netxar, a Puerto Rican based ICT services company (and acquired the remaining shares in Netxar in March 2013). These acquisitions gave Digicel bases from which to develop its Business Solutions business. Digicel Business Solutions now has over 270 employees in 31 markets, a range of global and local partners and a Certified Tier 3 disaster proof datacenter capability in Jamaica. Digicel’s recent investments in sub-sea and on-island fiber and cable deliver business grade connectivity.

Digicel’s Business Solutions business has achieved high growth rates by effectively developing a market for ICT services and telecommunications consultancy in markets where such offerings were previously limited. Digicel’s Business Solutions business generated revenue of $119.4 million for the year ended March 31, 2015, compared to $80.6 million for the year ended March 31, 2014. Digicel estimates that Business Solutions generates Adjusted EBITDA margins in excess of those achieved by its Mobile business and, in addition to its FTTB networks, the Business Solutions business can leverage Digicel’s other infrastructure in undersea and other fiber.

Digicel believes that Business Solutions will be a growing product in its markets, as businesses are beginning to see the benefits of increased investment in ICT. Telecommunications and Business Solutions services to corporations (including small and medium-sized enterprises) represent a significant market in every region of the world. For example, the estimated revenue for the calendar year 2015 generated by the combination of Business to Business IT Services and Business to Business Telecommunications services (in aggregate, the types of services in its Business Solutions business) were, according to information provided by McKinsey, the Economist Intelligence Unit and IHS Global Insight, as a percent of GDP, represented approximately 3.0% in the U.S. and Canada, 2.6% in Western Europe, 2.6% in Middle East and Africa and 1.8% in Latin America. Applying the world average of 1.9% of GDP to the aggregate GDP in Digicel’s markets, suggests that the addressable opportunity in its markets for Business Solutions could total revenue of up to $3 billion. The mobile markets in which Digicel operates have reached comparable levels of mobile penetration with more developed markets. Similarly, Digicel expects the level of investment in ICT in its markets to increase. The Business Solutions unit leverages Digicel’s brand, market knowledge, networks, and distribution to stimulate demand among local businesses and government entities in its markets and develops their understanding of ICT and the benefits it can provide to their operations.

Since rolling out its Business Solutions products, Digicel believes it has expanded the target market by offering high-quality products and services that were previously unavailable or unaffordable within its markets. Digicel’s primary competition in its markets includes businesses owned by C&W and certain Government controlled incumbents.

To date, Digicel has built FTTB networks in certain areas of Jamaica, Trinidad and Tobago, Haiti, Papua New Guinea and Barbados. Furthermore, Digicel has begun leveraging its Cable TV & Broadband network expansion to increase the range of products and services available for Business Solutions customers. For example, the acquired HFC networks in Anguilla, Nevis, Montserrat, Dominica and Turks and Caicos allow for increased sophistication in the delivery of Business Solutions in those markets. As the nodes within the HFC network are served on fiber, extending the fiber reach for high end enterprise customers is possible. Similarly, during the rollout of the FTTH networks (in Jamaica, Trinidad and Tobago and Barbados), Digicel has been deploying fiber directly to nearby business customers, offering advanced IP based business critical communications including multiprotocol label switching/virtual private local area network (“LAN”) service and virtual LAN services, business continuance and disaster recovery, real time data replication, cloud and high-speed internet services.

Digicel believes that there are significant realizable synergies from offering a combination of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. In particular, Digicel can leverage its existing brand, people, networks and distribution networks to initially support the development of each product line. In addition, Digicel’s FTTH and FTTB networks and undersea fiber networks can be used to carry mobile data traffic, to support Digicel’s Business Solutions unit and to provide Cable TV & Broadband services. Furthermore, the existing mobile and fixed line networks create cross-selling opportunities.

Products and Services

Digicel’s current portfolio of Business Solutions products and services can be categorized under four broad headings: Network Services, Enterprise Solutions, Cloud Services and Managed Services.

Network Services provide fast and secure data and voice connections. The products and services offered by Business Solutions in this area include:

•	Dedicated Internet Access: A dedicated line, which is not shared or contented on the network. The downlink speeds equal uplink speeds for this enterprise grade service (symmetrical service).

•	IPLC: A point to point circuit or data service sold between two international locations. This product is provisioned as a symmetrical service.

•	International MPLS: Point to Multi Point data service sold between multiple locations (e.g., Headquarters to Regional Offices). This service is delivered over Digicel’s backbone network, with low latency and jitter.

•	GSM Gateway: The GSM Gateway is an alternate way of routing fixed calls by physically connecting the subscriber PBX with the Digicel mobile network through a gateway.

Enterprise Solutions enable organizations that use multiple devices, platforms and applications to streamline their information technology and communications system. The products and services offered by Business Solutions in this area include:

•	Unified Communications: Customized solution that allows every aspect of an organizations communications (calls, email, video conferencing, instant messaging, short messaging services and more) to be accessed through the same application, regardless of the device.

•	Advanced Networking: Customized solution for providing hardware, software and management of the IP LAN & WAN infrastructure.

•	IP Security / Surveillance: A comprehensive security solution that uses an organization’s IP network to bring together the video surveillance, access control, data, voice and physical security. Ensures that businesses are protected against both physical and virtual crimes, by integrating multiple aspects of security.

Cloud Services enable organizations to access a computing environment without the costs and risks of building it and maintaining it. The products and services offered by Business Solutions in this area include:

•	Hosted Exchange: Hosted emails on Microsoft Exchange and Outlook with no need for a local mail server.

•	Desktop as a Service: A secure virtual desktop solution allowing users to access work data including MS Office securely using their own access devices.

•	Disaster Recovery as a Service: Solutions for hosting of virtual servers and data replication to provide fail over for critical infrastructure.

•	Mobile device management that ensures compliance and data security on end user devices.

Managed Services is where Digicel Business Solutions manages high-end IT and communications solutions on an outsourced basis. The products and services offered by Business Solutions in this area include:

•	Collocation services in Digicel’s Tier 3 data center. Digicel’s data center is hurricane-proof (to category 5) and earthquake-resistant, with security, video surveillance and biometric access. Ensures the very highest levels of data protection; from co-location of equipment to fully managed production or disaster-recovery environments.

•	M2M Connectivity Services: Basic or fully managed connectivity connecting remote appliances and sensors to a central server or cloud application.

•	Vehicle Services: Fleet management applications, Vehicle Tracking Solutions and Driver Behavior / Pay-as-you-drive Insurance programs.

•	Smart metering: Metering services for utilities to monitor water or electricity meters and distribution network.

Cable TV & Broadband

Overview

More recently Digicel has acquired and has been developing networks to offer Cable TV & Broadband in certain of its markets. Digicel’s Cable TV & Broadband business leverages Digicel’s brand, customer knowledge, distribution network and network capabilities to provide a high-quality product offering in its markets. Digicel’s existing mobile subscriber bases in these markets provide cross-selling opportunities and an extensive consumer reach, which would be difficult for any other entrant to replicate. The Cable TV & Broadband market is not yet fully penetrated and characterized by growing industry revenue, and is a market opportunity Digicel believes has certain similar characteristics to that presented by the Mobile business when it launched its mobile services in the same markets.

Digicel currently operates Cable TV & Broadband in seven markets in the Caribbean: Anguilla, Dominica, Jamaica, Montserrat, Nevis, and Turks and Caicos. In addition, Digicel operates Cable TV in two markets in the South Pacific (Papua New Guinea and Tonga) and Cable Broadband in Bermuda.

Digicel’s expansion into Cable TV began with a launch in Tonga (in May 2008), followed by a series of acquisitions in Cable TV & Broadband since November 2013—CCCH Cable which included operations in Anguilla, Montserrat and Nevis (November 2013), SAT Dominica in Dominica (February 2014), WIV Cable TV in Turks and Caicos (April 2014), Telstar in Jamaica (September 2014), Channel 8 and Hitron in Papua New Guinea (November 2014) and the acquisition of BTC in Bermuda (June 2015).

Digicel’s HFC networks (in Anguilla, Nevis, Montserrat, Dominica, Turks and Caicos) were acquired as part of recent acquisitions, and in some cases, Digicel extended or built adjacent regional networks to increase the service footprint. All Digicel’s HFC networks have been fully upgraded to DOCSIS 3.0 standard and mainly comprise of trunk coaxial cable of over 700 MHz capacity with older coaxial cable being removed as part of the upgrade. The TV services in these markets have also been fully upgraded from analogue to digital, with the exception of Jamaica, which is being upgraded from analogue and digital to FTTH.

To expand Digicel’s service and improve its Cable TV & Broadband business, Digicel is building Fiber-to-the-Home networks in Jamaica, Trinidad and Tobago and Barbados. These networks will bring high broadband speeds and a substantial offering of high definition (“HD”) channels and video on demand (“VOD”) features to these markets. These FTTH networks are being built to the highest standard available and with the highest speeds possible using gigabit passive optical network (“GPON”) technology. The networks are being built using specifications similar to equivalent networks deployed in markets such as Singapore and South Korea. The GPON technology will potentially enable Digicel to deliver broadband speeds up to 1Gbps (1,000Mbps). Digicel will also use the FTTH networks to deliver TV services using the IPTV digital platform. We believe that there are currently no FTTH networks in Jamaica and Trinidad and Tobago, giving Digicel a significant competitive advantage. As of May 28, 2015, our FTTH networks, which are in the progress of being rolled out, comprised approximately 2,632 kilometers of fiber passing approximately 257,031 homes in the Caribbean.

In addition, as of March 31, 2015, Digicel’s DTT services in Papua New Guinea and Tonga covered approximately 141,100 homes in the South Pacific. However, the number of households covered by Digicel’s DTT services in Papua New Guinea includes a large number of households that may not have access to a consistent source of electricity supply. Although there are a number of alternative sources of supply in Papua New Guinea such as private and community diesel-operated generators and solar power solutions, we estimate that of the covered homes approximately 39,500 are connected to the national power grid in Papua New Guinea.

“Digicel Play” is the brand under which Digicel’s Cable TV & Broadband products and services are being offered. To-date, Digicel has rebranded the Cable TV & Broadband offerings of SAT (October 2014) and WIV (February 2015) as Digicel Play. Digicel launched its Cable TV business in Papua New Guinea (November 2014) under the Digicel Play brand.

At March 31, 2015, Digicel’s Cable TV & Broadband had 0.1 million RGUs. In the year ended March 31, 2015, $31.6 million revenue (or 1.1% of total revenue) was derived from Digicel’s Cable TV & Broadband business. Digicel’s recent acquisitions, and its rollout of FTTH in certain markets, provide the platform for Digicel to develop and grow its revenue from Cable TV & Broadband service which represent a nascent, but growing market for Digicel. Digicel’s capital expenditure on the rollout of its own FTTH networks and the upgrade of networks acquired was approximately $118.3 million in the year ended March 31, 2015.

The table below summarizes the current presence of its Cable TV & Broadband business and its RGUs as of March 31, 2015

Market	Total Households(1)	Estimated Fixed Broadband Penetration(2)	Digicel’s Market Entry Date	Households Passed/ Covered by Digicel(3)	Digicel’s RGUs (As of March 31, 2015)(3)
					Cable Broadband	Cable TV	Fixed Voice
Tonga	18,033	9%	May-08	12,900	—	839	—
Anguilla	4,935	87%	Nov-13	4,500	1,991	2,695	94
Nevis	N/A	N/A	Nov-13	4,400	1,730	3,399	8
Montserrat	2,335	51%	Nov-13	2,800	—	1,351	—
Dominica	26,085	32%	Feb-14	31,700	3,649	4,499	—
Turks and Caicos	N/A	N/A	Apr-14	15,329	3,837	5,952	—
Jamaica	881,078	15%	Sep-14	85,000	—	5,068	—
Papua New Guinea(4)	1,424,835	1%	Oct-14	128,200	—	21,325	—
Bermuda(5)	25,148	159%	Jun-15	—	—	—	—

(1)	Source: online editions of official government reports from the various countries.
(2)	Source: ITU 2013 data, as percentage of households.
(3)	The data presented is based on internal Digicel data.
(4)	The number of households covered by Digicel’s DTT services in Papua New Guinea includes a large number of households that may not have access to a consistent source of electricity supply.
(5)	Digicel completed the acquisition of BTC on June 1, 2015 and the number of homes passed and RGUs at March 31, 2015 therefore excludes BTC.

Digicel’s Cable TV & Broadband is expected to be highly synergistic as it will take advantage of the Digicel brand, people, networks and distribution channels. In addition, Digicel aims to manage churn by offering services as part of a bundle. Furthermore, as noted above in “—Business Solutions—Overview”, the FTTH and FTTB roll-outs will also be used for Digicel’s Business Solutions unit and to carry mobile data traffic, while all business units will leverage on its undersea fiber for connectivity.

Products and Services

In the Caribbean, Digicel currently offers:

•	Cable broadband: In Digicel’s HFC markets, Digicel has three packages tailored to a cable broadband subscriber’s needs. The entry level package, the mid-tier package; and the premium package each offer differing download/upload speeds depending on usage requirements.

•	Cable TV services: Digicel believes it offers a best-in-class service through three packages covering a range of Cable TV subscriber requirements. For example, in the Turks and Caicos, Digicel currently offers a Bronze package with 44 digital channels and 50 music channels; a Silver package with 103 digital channels and 50 music channels, and; a Gold package with 141 digital channels and 50 music channels. Add-on packages such as movie channels, Digicel SportsMax and HBO Max (11 premium HBO channels) are also available for a monthly fee.

•	Fixed telephony: Digicel offers various fixed telephony packages by market. For example, in Bermuda Digicel offers two packages: Basic, which provides customers with landline access and 50 free calls per month with an additional charge for subsequent calls, and Unlimited, which allows subscribers to make as many calls as they like for a set price. A number of add-ons such as call waiting, call forwarding and three way calling are also available.

In addition, once the FTTH networks are complete, Digicel expects it will be able to offer:

•	Cable broadband: Digicel believes that its GPON based FTTH networks will allow it to deliver the fastest upload/download service available in such markets. In each of the operating markets, competitors generally offer a DSL or DOCSIS 3.0 product that Digicel believes is inferior to its GPON service in terms of upload and download capabilities in such markets.

•	Cable TV: Digicel expects it will use an IPTV digital platform to offer subscribers a choice of several channel packages. Cable TV subscribers benefit from set top boxes that are feature rich, such as cloud PVR, pay per view and VOD. The new IPTV digital platform can scale to any number of channels, and the initial hardware configuration can support up to 350 channels in total with 100 of those being in high definition. The initial offering will have approximately 210 standard definition channels with 60 of these being available in high definition. The real power of the platform is that the set top box is capable of converting a high definition channel to standard definition in the customer home without the need for further expensive encoding. All channels available on Digicel’s Cable TV platform are also expected to be available on a standalone player—allowing subscribers to access the content on various devices as and how they desire as part of the fixed to mobile convergence trends. Digicel believes this will be another key experience differentiator for Digicel in the Caribbean region.

•	Fixed telephony: Digicel expects it will offer a VoIP digital telephone service that provides usage-based international, local, and domestic calling. Given Digicel owns all its facilities and networks, it therefore has control over call routing and quality.

•	Digicel enters into relationships with new Cable TV subscribers through the provision of a set top box, at which time its subscribers pay for a month of service in advance and the cost of home installation as well as a security deposit to cover the price of the set-top box. The subscriber keeps receiving the service as long as the subscriber pays the monthly charge in advance.

Digicel’s objective is to provide a high-quality product set, customer proposition and overall customer experience. Coupled with the well-known Digicel brand, the sales proposition is primarily based upon discounted bundles of products and services (TV, Broadband and fixed phone), but the Company also offers standalone TV packages and standalone cable broadband products. Digicel believes that its infrastructure and its product and service offerings in the Caribbean are competitively placed for it to gain market share in the Cable TV & Broadband market. Digicel believes it differentiates itself from its competitors in several ways, including:

•	Cable Broadband offering download speeds up to 200 Mbps;

•	User Interface, Network PVR, Video On Demand, and Over-The-Top capabilities; and

•	High-quality programming content.

Digicel’s TV offering in Papua New Guinea combines both Free-To-View (“FTV”) and Cable TV. Digicel has a DTT service covering major towns and cities within Papua New Guinea, such as Port Moresby, Lae and Hagen as well as a DTH service covering the whole country. The services received by customers are ultimately the same, with the difference being the mode of receiving antenna, i.e., for DTT a standard very high frequency (“VHF”) aerial or for DTH a satellite dish.

Customers who have the equipment installed—aerial or dish and a set-to-box receive 3 channels free at all times. Digicel PNG currently provides 6 prepaid Cable TV plans. Almost uniquely in the industry these are not traditional calendar month subscriptions, but available as 1-day, 7-day and 30-day plans. Further, the purchase of the plans uses airtime credit from Digicel mobile phones, with Digicel’s billing system for its Mobile business integrating seamlessly with the TV Conditional Access and Subscriber Management systems. This provides a key point of customer convenience and flexibility.

Programming Content

Digicel has secured licensing agreements with numerous content providers to allow it to offer a wide array of the most popular international and domestic programming in both standard and high-definition formats.

In September 2014 Digicel acquired SportsMax. Currently available in 26 countries across the Caribbean, SportsMax is the Caribbean’s first and only indigenous 24-hour dedicated sports cable channel featuring a strong mix of international, regional and local sports content. Its large inventory of content includes the Barclays Premier League, UEFA Champions League, West Indies Cricket, the Indian Premier League and the IAAF World Challenge in athletics. SportsMax is part of the channel line-up in Digicel’s Cable TV offerings. Further, SportsMax is also available through third-party Cable TV operators in our Cable TV markets and in certain markets where we do not provide Cable TV (including markets such as Dominican Republic and Bahamas where Digicel does not have mobile operations), for which SportsMax is paid certain fees. Digicel rebranded SportsMax to Digicel SportsMax in December 2014. On March 31, 2015, Digicel SportsMax announced a five year partnership agreement with the National Basketball Association (“NBA”). Digicel SportsMax will broadcast regular-season games, playoff games and also offer NBA fans other programming, such as NBA Action (a highlights program), NBA TV (a 24 hour channel) and select classic games.

Digicel has also acquired major sports rights for the South Pacific region. In Papua New Guinea, TVWAN is a general entertainment channel produced by Digicel and provided on the FTV service. TVWAN includes local news service and local current affairs programs produced by Digicel using their own reporting and production teams. TVWAN is used to cross promote the channels with the Cable TV plans and also generate advertising revenue. In addition to TVWAN, Digicel also produces TVWAN Sports, which showcases both national and international sports of particular interest to Papua New Guineans. Both TVWAN and TVWAN Sports are broadcast in HD and provide advertising revenue for Digicel PNG.

Customer Care

Digicel places a high value on providing Digicel’s subscribers with quality customer care and support through both inbound and outbound customer care. Digicel was the first mobile operator in the Caribbean region to provide customer care 24 hours a day, seven days a week for all of its markets. Digicel has call centers in Bermuda, Curaçao, El Salvador, Guyana, Haiti, Jamaica, Martinique, St. Lucia, Suriname, Trinidad and Tobago, Turks and Caicos, Papua New Guinea, Fiji, Tonga, Samoa and Vanuatu. Since its launch in 2001, Digicel Jamaica has won 16 awards for its customer service. For example, in 2015 Digicel Jamaica was the winner of the Private Sector Organization of Jamaica (PSOJ) and the Jamaica Customer Service Association (JaCSA) Service Excellence Awards 2015 in the following categories: Overall Winner—Large Business Category; Category Winner—Leadership and strategy, and Category Winner—Monitoring and measurement.

Digicel offers its customers a full range of choices and options for making requests and inquiries to maximize convenience. Customers are able to contact Digicel by telephone, email and in person at Digicel’s retail outlets. For customers that contact Digicel by telephone, Digicel has live operator agents and automated interactive voice response. Customers can contact Digicel by using the three-digit speed dialing on their mobile phones or through a conventional toll-free number. Digicel’s customer care agents also make outgoing calls to each newly activated customer within 24 to 48 hours of a new handset purchase. The purpose of this is to educate new customers about how to use basic phone functions and to inform them about the value-added services Digicel offers. This process is intended to reduce future calls to customer care and generate additional revenue from value-added services and allows Digicel to monitor customer satisfaction levels.

Digicel also offers customer care on the Internet, allowing customers to learn about the various offered rate plans, products and promotions, as well as review their monthly bill, analyze usage, make payments and obtain answers to frequently asked billing questions.

Digicel’s smartphone users can access the My Digicel app, a self-care application that gives subscribers access to information on their accounts and allows them to send credits, upgrade plans and buy new products and services among other self-care operations.

Digicel is leveraging its existing customer care infrastructure to ensure that it brings the same high level of customer care service to its Cable TV & Broadband services as to its Mobile business. The Digicel Play customer care team is a separate unit, but utilizes the same physical and information technology infrastructure as the Company’s Mobile customer care teams. Digicel has hired experienced Cable TV & Broadband customer care agents and trained up dedicated Digicel customer care agents.

Distribution

In each of the markets in which Digicel operates, it has developed a large network of dealers. Digicel caters to its retail customers through Digicel’s dealer channel and to its corporate clients via a business channel. As of March 31, 2015, Digicel’s distribution network includes 667 Digicel-branded stores and 367 other non-exclusive retail outlets. In addition, Digicel has over 183,000 card resellers and electronic top-up points. As a result of this extensive network, a Digicel retailer can be found in most of the towns in Digicel’s coverage area. Digicel tailors its distribution strategy to each market, such as providing scratch cards in less-developed markets and electronic top-up in more advanced markets. In addition to providing Digicel’s subscribers an ability to top-up their accounts in Digicel’s markets, Digicel provides, through Digicel’s diaspora community initiatives, subscribers and their families the ability to purchase time and handsets for their Digicel accounts from targeted wire transfer locations in the United States, which has a large immigrant community of Jamaicans and Haitians, and the United Kingdom, Canada, Australia and New Zealand, which have large immigrant communities of Jamaicans. These physical distribution channels are augmented by Digicel’s online channels, which allow both in-market and diaspora customers worldwide to top up through the Digicel and partner websites.

Digicel’s distribution channel is generally comprised of the following four distinct categories:

•	Vendor Stores: Vendor stores are properties in which Digicel holds leases, all of which Digicel believes are located in prime retail locations. The stores, which have been sub-leased to individual dealers, are outfitted according to exacting standards and have a uniform look and feel, which is designed to enhance brand awareness. These dealers must operate their respective stores in accordance with strict criteria, including sales targets and, more importantly, serve to establish a high standard of professionalism for all other dealers.

•	Third-Party Dealers: Third-party dealers vary from operators of exclusive Digicel stores and relatively large retail outlet chains with a significant number of retail outlets and sales volumes, to relatively small retailers with less than five outlets. The majority of third-party dealers are electronics stores and specialized mobile stores. Third-party dealers handle new sales, warranties and repairs.

•	Prepaid Card Outlets: Prepaid card outlets are retail outlets that only sell prepaid charge cards, not handsets.

•	Diaspora: In addition to providing Digicel’s subscribers an ability to top-up their accounts in Digicel’s markets, Digicel provides subscribers and their families the ability to purchase time and handsets for their Digicel accounts from targeted wire transfer locations in the United States, which has a large immigrant community of Jamaicans and Haitians, and the United Kingdom, Canada, Australia and New Zealand which have large immigrant communities of Jamaicans. By marketing directly to this diaspora, Digicel can drive international calling and allow these communities to “gift” handsets and airtime to people in their markets.

Substantially all of Digicel’s retail outlet dealers have arrangements that require them to meet strict requirements, including financial stability and standard of operations. Digicel operates training and evaluation programs for dealers to maintain the level of service quality and Digicel does not renew contracts of dealers that have performed below Digicel’s established standard of service. Digicel has also revised its commission structure in order to better align the success of distributors with Digicel’s distribution strategy. For example, the partner dealer program has enabled Digicel Jamaica to significantly develop its distribution network island-wide.

In the Caribbean, Digicel relies on Facey Telecom for the wholesale distribution of handsets and airtime cards from suppliers to Digicel’s retail distributors throughout most of Digicel’s markets. Facey Telecom pays suppliers for the handsets and prepaid airtime cards and maintains an inventory of these products, and in turn, is paid by Digicel’s retail distributors. However, Digicel has agreed to share the cost of obsolescent inventory with Facey Telecom. Consequently, Digicel does not allocate significant working capital to purchase inventory and avoids taking credit risk on its retail distributors.

In the South Pacific, Digicel relies on OCL, which is a joint venture between a New Zealand based distribution company and Facey Telecom Europe Limited (Digicel’s Caribbean distributor), for the wholesale distribution of handsets and prepaid recharge services.

See “Risk Factors—Risks Relating to Digicel’s Business, Technology and Competition—Digicel’s failure to maintain its distributor relationships could adversely affect Digicel’s business”.

Digicel continues to reduce the costs associated with the distribution of mobile phone recharge, with 68.7% of recharge carried out electronically for the year ended March 31, 2015. Currently, 15 of Digicel’s 31 markets distribute 100% of recharge via electronic channels.

Digicel’s Cable TV & Broadband business is leveraging the existing mobile customer relationships, and network of retail stores and dealers to distribute its products and services. In addition, Digicel has trained door-to-door sales and inbound and outbound telemarketers to further enhance Digicel’s reach.

Diaspora

In addition to providing its subscribers an ability to top-up their accounts in its markets, Digicel provides, through its Diaspora community initiatives, subscribers and their families the ability to purchase mobile top-up remotely for the use of its subscribers from targeted wire transfer locations in the United States, which has a large immigrant community of Jamaicans and Haitians, and the United Kingdom, which has a large immigrant community of Jamaicans. Digicel has also launched Diaspora in Canada, Australia and New Zealand. Digicel’s Diaspora business targets a population of close to 10 million immigrants living in these countries and an estimated remittances market of $9.0 billion.

To develop our Diaspora product, we have established a Miami-based team and marketing presence in New York, Los Angeles, Canada and London. Digicel has created a modular system that allows for easy deployment in other geographies. Digicel estimates that its Diaspora business currently has 400,000 points of sale across the countries where it operates. Revenue for Digicel’s Diaspora product have grown from $26 million for the year ended March 31, 2010 to $128 million for the year ended March 31, 2015.

Networks

Mobile

Digicel uses GSM technology, which is the most widely used wireless technology in the world and is based on open system architecture. It is supported by a variety of vendors and allows operators to achieve cost economies in infrastructure and mobile terminal equipment through economies of scale. GSM also provides the benefit of a single phone number and transparent services on a global roaming basis.

All of Digicel’s networks offer GPRS and EDGE, which are more advanced second generation or 2G, GSM technologies. In addition, Digicel offers fourth generation HSPA+ in 30 of its 31 mobile markets. Digicel also currently offers LTE service in Fiji, Papua New Guinea, Turks and Caicos, Antigua and the Cayman Islands and, for purposes of capturing inbound roaming traffic from visitors from the United States, code division multiple access (“CDMA”), networks in Jamaica, Barbados, the Cayman Islands, Antigua and Barbuda and the British Virgin Islands.

The following is an overview of the technology, cell sites and coverage in each of Digicel’s markets as of the date of this prospectus:

Market	Technology	No. of Cell Sites	Estimated Population Coverage		Estimated Geographic Coverage
			2G	4G	2G	4G
Jamaica	2G and 4G	811	98%	85%	95%	75%
St. Lucia	2G and 4G	76	96%	65%	91%	40%
St. Vincent and the Grenadines	2G and 4G	41	98%	71%	87%	61%
Aruba	2G and 4G	34	99%	80%	74%	58%
Grenada	2G and 4G	53	95%	72%	93%	74%
Barbados	2G and 4G	83	99%	80%	99%	65%
Cayman Islands	2G and 4G	38	98%	95%	100%	95%
Curaçao	2G and 4G	51	98%	82%	84%	55%
Anguilla	2G and 4G	14	99%	99%	99%	97%
Dominica	2G and 4G	49	94%	60%	67%	60%
St. Kitts and Nevis	2G and 4G	34	97%	90%	90%	78%
Antigua and Barbuda	2G and 4G	38	98%	98%	95%	95%
Bermuda	2G and 4G	37	99%	99%	99%	99%
French Guiana	2G and 4G	66	99%	65%	4%	2%
Guadeloupe	2G and 4G	150	97%	80%	84%	42%
Martinique	2G and 4G	124	96%	83%	95%	54%
Trinidad and Tobago	2G and 4G	364	97%	85%	72%	58%
Haiti	2G and 4G	1,497	93%	58%	76%	43%
Bonaire	2G and 4G	12	98%	76%	66%	40%
Turks and Caicos	2G and 4G	32	98%	95%	96%	90%
El Salvador	2G and 4G	482	97%	70%	91%	52%
Guyana	2G	134	96%	—	17%	—
Suriname	2G and 4G	169	98%	80%	10%	5%
British Virgin Islands	2G and 4G	46	96%	91%	85%	81%
Montserrat	4G	5	—	30%	—	30%
Samoa	2G and 4G	69	99%	86%	46%	26%
Papua New Guinea	2G and 4G	1,088	89%	35%	53%	19%
Tonga	2G and 4G	38	86%	86%	82%	82%
Vanuatu	2G and 4G	89	92%	51%	63%	40%
Fiji	2G and 4G	208	88%	85%	56%	55%
Nauru	2G and 4G	7	98%	98%	99%	99%

Digicel has leased space for equipment in Miami, New York and Hong Kong where Digicel has soft switches, media gateways, transmission equipment and internet protocol equipment from various vendors. These locations are the hubs for mobile networks in the Caribbean and South Pacific and are an interconnection point to multiple international carriers, including Verizon, AT&T, IDT, Belgacom, TNZI and CTI. These interconnections facilitate inbound/outbound voice traffic directly with Digicel’s mobile networks and transit voice traffic to other networks. This hub also provides roaming signaling and broadband capacity for Digicel’s networks.

Networks—Key markets

Jamaica

Digicel operates GSM/GPRS/EDGE and HSPA+ networks using Ericsson as the principal network equipment provider. The network consists of three switching centers (with full redundancy systems) and approximately 811 cell sites, providing approximately 98% population coverage and 95% geographic coverage. Digicel continues to build additional cell sites to support anticipated growth in its subscribers. The GSM network provides customers with access to many of the most advanced mobile handsets and a full range of services and products. Much of our network functions on the more attractive 900 MHz band which provides a wider range and superior clarity. Digicel’s cell sites are designed to withstand hurricanes and earthquakes. Generators have been placed at key cell sites to ensure electricity supply in the event of a power outage. The majority of the cell sites are towers and monopoles constructed by Digicel on leased property. Digicel also operates a CDMA (the technology used by Verizon and Sprint in the United States) network in Jamaica, consisting of 62 sites. In November 2011, Digicel completed the acquisition of Claro Jamaica. Digicel has fully integrated the Claro network into our network and shut down the Claro network on March 1, 2012. One of the benefits of this transaction was the access to the attractive 850 MHz band with which Digicel has launched a 4G mobile network with current population coverage of 85% and current geographic coverage of 75%

Haiti

Digicel operates GSM/GPRS/EDGE and HSPA+ networks. The network consists of two next generation switches and multiple sub-switches with diversity across three buildings and 1,497 cell sites providing a network with approximately 93% population coverage and 76% geographic coverage. The SDH microwave backbone on 44 of the sites connects all cell sites back to the switch. Digicel generates power through its own generators to address the problem of unreliable grid electricity supply in Haiti. Digicel launched a 4G mobile network in Haiti in December 2011. Digicel has since expanded that coverage and has 470 4G sites with 58% population coverage and 43% geographic coverage.

In April 2010, Digicel acquired Alpha Communications Network S.A. (“CAN”), a WiMAX operator which has 20 MHz of 2.3 GHz spectrum assigned to it. ACN Inc. (“ANC”), has relatively small operations and a limited customer base. Its primary asset is the 2.3 GHz spectrum and fiber landing rights contained in its license. ACN was issued a 10-year license in October 2005 and is permitted to provide all forms of telecommunication services in Haiti utilizing the 2.3 GHz band.

In March 2012, Digicel acquired Voila, an operator in Haiti previously owned by U.S.-based Trilogy International Partners. As part of this acquisition, Digicel acquired 2 x 20 MHz in the 850 MHz band and Digicel separately acquired a further 2 x 10 MHz in the 2100 MHz band on that date. In October 2012, Digicel completed the integration of the Voila network with its existing network in Haiti.

Papua New Guinea

Digicel operates GSM/GPRS/EDGE, HSPA+ and LTE networks. In fiscal 2015, Digicel completed the construction of 296 new towers, with four more to be completed in the first quarter of fiscal year 2016. The additional 300 GSM sites are 100% solar powered and significantly expand Digicel’s rural coverage in Papua

New Guinea. Digicel now has 1,088 sites providing approximately 89% population coverage and 53% geographic coverage. Digicel launched a 4G network in Papua New Guinea in May 2011, and since expanded the network to 410 4G sites with 35% population coverage and 19% geographic coverage.

French West Indies

The French West Indies, which for the purposes of Digicel’s operating segments, is comprised of French Guiana, Guadeloupe and Martinique.

In French Guiana, Digicel operates GSM/GPRS/EDGE and HSPA+ networks with 66 cell sites providing approximately 99% population coverage and 4% geographic coverage. Digicel launched a 4G mobile network in French Guiana in November 2010 and it currently has 65% population coverage and 2% geographic coverage.

In Guadeloupe, Digicel operates GSM/GPRS/EDGE and HSPA+ networks with 150 cell sites providing approximately 97% population coverage and 84% geographic coverage. It launched a 4G mobile network in Guadeloupe in November 2010 and it currently has 80% population coverage and 42% geographic coverage.

In Martinique, Digicel operates GSM/GPRS/EDGE and HSPA+ networks with 124 cell sites providing approximately 96% population coverage and 95% geographic coverage. It launched a 4G mobile network in Martinique in November 2010 and it currently has 83% population coverage and 54% geographic coverage.

Trinidad and Tobago

Digicel operates GSM/GPRS/EDGE and HSPA+ networks with 364 cell sites providing approximately 97% population coverage and 72% geographic coverage. We launched a 4G network in Trinidad and Tobago in May 2012, which currently has 85% population coverage and 58% geographic coverage.

Cable TV & Broadband

Digicel operates two types of next generation access fixed line networks: HFC networks and FTTH/FTTB networks. These networks serve three core functions:

•	First, they allow Digicel to provide a full triple-play and quad-play offering to its customers comprising advanced high speed Cable Broadband, interactive digital TV and digital voice services, and the ability to couple Digicel’s Mobile business in the case of quad-play;

•	Second, they facilitate the Business Solutions business in offering a full suite of business critical communications services; and

•	Third, they further enhance Digicel’s Mobile product offering by providing data offload capabilities, WiFi hotspots and heterogeneous networks.

Digicel’s HFC networks were acquired as part of recent acquisitions, and in some cases, Digicel extended or built adjacent regional networks to increase the service footprint. All of Digicel’s HFC networks have been fully upgraded to DOCSIS 3.0 standard and are mainly comprised of trunk coaxial cable of over 700 MHz capacity with older coaxial cable being removed as part of upgrade plans or regular maintenance programs. Digicel’s HFC networks are located in its smaller markets. As the nodes within the network are served on fiber, extending the fiber reach for high end enterprise customers is possible and Digicel provides dedicated capacity service to its corporate clients today in this way. All Cable TV hardware and software has been standardized and is being deployed to ensure a consistent service in each market with a familiar look and feel to seek to increase brand loyalty.

Digicel is currently building FTTH and FTTB networks in certain areas of Jamaica, Trinidad and Tobago, Barbados and Papua New Guinea. These networks will bring high connectivity speeds to these markets. The networks are technologically designed and built using the specifications similar to equivalent networks deployed in Singapore and South Korea for instance. Using GPON technology, Digicel could deliver speeds of up to 1Gbps (1,000Mbps) to each end customer. Digicel has deployed fiber directly to its business customers offering advanced IP based business critical communications including MPLS/VPLS & VLAN services, Business continuance and disaster recovery, real time data replication, cloud and high-speed internet services.

Subsea Fiber

Digicel has secured, through acquisitions, a wholly-owned subsea fiber optic cable network of approximately 2,100 km providing capacity from Trinidad and Tobago, Guadeloupe up to St. Croix. With these capabilities, Digicel believes it can accelerate offering its subscribers and customers across to its Mobile, Business Solutions and Cable TV & Broadband businesses, fast data transmission speeds, high definition channels, cloud offerings, reliable service and high-quality content and have the capacity to drive growth across each of those segments while being cost efficient. In total, Digicel has secured access to a robust network comprised of 15 subsea segments with a reach of some 3,100 km across the Caribbean region and has entered into long-term IRUs with third parties to secure additional subsea fiber capacity in the Caribbean. Through its long-term capacity deals, Digicel has access to mainland United States through subsea fiber (with the access in Miami and New York for redundancy reasons). This subsea fiber has a redundant topology securing in a resilient way all the off island capacity and when the topology of the network is only one leg, through swap deals with third parties Digicel secured resilient capacity. In the South Pacific, Digicel has also entered into long-term IRUs with third parties to secure subsea fiber capacity and is also investigating potential investments in subsea fiber build outs in the South Pacific region.

Markets and Competition

Digicel currently holds the number one mobile market position in 21 of the 31 markets in which it provides mobile telecommunications services. In addition, Digicel is continuing to grow its revenue from Business Solutions and Cable TV & Broadband and believes that it is well positioned to become a leading provider of such services in the markets in which it provides those services.

Digicel’s mobile subscribers and Cable TV & Broadband RGUs are impacted by, among other things, the level of the competition it experiences in each market. Operators typically compete on the basis of price, services offered, advertising and brand image, quality and reliability of service and coverage area. Digicel faces competition from established and new competitors in each of the geographic markets and businesses in which it operates. The nature and level of the competition it faces varies for each of the products and services it offers.

Digicel has become a leading mobile operator by competing effectively against other mobile operators in its markets. This involves leveraging our network and brand to deliver high quality services to our subscribers. In many of our markets, our competitors are or were previously state-owned enterprises, which in our view were unable to react quickly to Digicel’s entry into the mobile market and/or changes in consumer demand. As we expand our operations in Business Solutions and Cable TV & Broadband, we may face competition from other companies and we believe our significant investment in our networks, brand, customer care and people will enable us to become a market leader in the provision of these services.

Digicel also faces a variety of other international, regional and local competitors in many of the markets in which it operates. More generally, the rapid development of new technologies, services and products could impact Digicel’s business as a wide variety of potential new competitors, including other telecommunications operators, cable operators and Internet companies, enter the market. For example, the growth in Internet connectivity has led to new entrants offering VOIP services or OTT services, which provide additional competitive risks to aspects of Digicel’s business. Such operators could displace the services Digicel provides in wireless communication by using our customers’ Internet access (which may or may not be provided by Digicel), to enable the provision of voice calls and instant messaging services directly to Digicel’s customers. The growth in Internet connectivity will also likely enable the provision of content, which may constitute an alternative to content provided by Digicel’s mobile applications or cable TV services.

On March 31, 2015, Digicel’s primary competitor in the Caribbean region, Cable & Wireless Communications, announced the completion of the acquisition of 100% of the equity of Columbus International Inc., a privately owned telecommunications and technology services provider operating in the Caribbean and Central America. The consumer offering provided by Columbus (branded “Flow”) includes Cable TV & Broadband in seven of Digicel’s markets (Jamaica, Trinidad and Tobago, Barbados, St. Lucia, St. Vincent, Grenada and Curaçao), but it does not provide mobile services. On May 5, 2015, C&W announced that Flow will be their consumer facing brand throughout the Caribbean, replacing the former LIME brand in Digicel’s markets which has been used by C&W for its mobile services. The Flow brand is currently not present in seven of the 13 markets in which C&W is rebranding LIME. Digicel understands that “C&W Business” will be the business facing brand across the C&W group, replacing the former “C&W Business Solutions” and “Columbus Business Solutions” brands.

Jamaica

Market Characteristics. Jamaica, the fourth most populous island in the Caribbean, is a country with a population of approximately 2.9 million, GDP per capita of $8,287, public debt as a percentage of GDP of approximately 140% according to the IMF and household consumption equal to 86.5% of GDP according to The World Factbook.

The Jamaican economy is heavily dependent on the service industry, which accounts for more than 70% of its GDP. The country derives most of its foreign exchange from remittances and tourism (each accounting for 30% of GDP), and from the export of bauxite and alumina. Jamaica’s strategic location between the Cayman Trench and the Jamaica Channel (the main sea lanes for the Panama Canal) makes it an important transportation hub in the Caribbean.

The Jamaican demography is characterized by a young population with approximately 50% under the age of 25, compared to approximately 27% in Europe and 33% in the United States, according to The World Factbook.

Jamaica has a relatively developed telecommunications infrastructure that contains a hybrid mix of mobile and fixed-line technologies. Mobile, the most important market segment in the Jamaica telecommunications sector, is relatively mature with a mobile penetration rate of approximately 102% according to the ITU, compared to a mobile penetration rate of approximately 14% in 2000 which was the before to Digicel’s entry in that market. However, fixed-line penetration is one of the lowest in the Caribbean with an estimated fixed line penetration of approximately 28% of households according to the ITU. Fixed-line broadband access in Jamaica remains relatively underpenetrated with a 15% penetration ratio of households according to ITU and census statistics. Although demand for Cable TV is strong in Jamaica, the penetration rate is approximately 17% of households according to management estimates.

Prior to 2000, the telecommunications market in Jamaica was substantially underdeveloped, with limited competition and high prices. C&W launched Jamaica’s first mobile network in 1988 and remained the only mobile operator until early 2000 when the market was opened to competition. This created an important market opportunity for other potential operators, in particular for Digicel, which entered the mobile market in 2001. By providing a comprehensive offer at attractive prices, Digicel was able to rapidly capture significant market share.

In Jamaica, Digicel is present with the full suite of services (i.e., Mobile, Business Solutions, Cable TV & Broadband). The Digicel management believes that growing demand for bandwidth and bundles is likely to increase demand for alternative access technologies with the ability to provide interactive services such as VOD. As in other countries that Digicel operates in, multiple- product packages and convergence have become increasingly important. However, triple-play penetration lags behind that of more developed economies.

Mobile Operations and Competition. On April 19, 2001, Digicel completed the initial build-out of its island-wide GSM network and launched mobile services. Digicel rapidly grew its subscriber base in Jamaica. Digicel operates GSM/GPRS/EDGE and HSPA+ networks and it launched its 4G services in June 2012. At March 31, 2015, it had 2.2 million subscribers in Jamaica (representing an estimated 72.0% subscriber market share).

Digicel currently has one competitor in the Mobile market in Jamaica: C&W Jamaica (providing services under the Flow brand). Digicel completed the acquisition of America Movil’s business in Jamaica (providing services under the Claro brand) on November 30, 2011. Digicel has held the number one market position in Jamaica since May 2002.

Cable TV & Broadband Operations and Competition. Digicel acquired Telstar Ltd in Dec 2014, a HFC analogue and Digital Cable TV provider in Kingston, with a license to also provide service to the surrounding area of Portmore. Digicel began upgrading the network to FTTH, commencing in September 2014, and it expects to launch services in the year ended March 31, 2016. As of May 28, 2015, Digicel’s FTTH network in Jamaica passed 94,815 households.

Digicel currently has two principal competitors in its current footprint in the cable TV, broadband and fixed telephony markets in Jamaica: C&W Jamaica (providing services under the Flow brand), who recently acquired the number one cable TV provider Flow, and Logic One Ltd, a cable TV and Internet provider with a license in the West Kingston area. There are also a number of smaller independent players across the island, who we believe have limited scale or capital.

In the year ended March 31, 2015, Digicel’s revenue, Adjusted EBITDA and capital expenditure in Jamaica were $421.3 million, $161.8 million and $106.7 million, respectively.

Haiti

Market Characteristics. Haiti, one of the most densely populated countries in the Western Hemisphere, has a population of approximately 10.0 million, GDP per capita of $892 excluding remittances from the large Haitian expatriate population in the United States, public debt as a percentage of GDP of approximately 25%, according to the IMF and household consumption equal to 104.3% of GDP according to The World Factbook. Economic activity in Haiti is centered on agriculture, mainly small-scale subsistence farming. Haiti has experienced political, security and economic instability in the recent past and may experience instability in the future. In addition to the Haitian population, Digicel serves the large contingent of United Nations peacekeepers that are stationed in Haiti through its roaming arrangements. On January 12, 2010, an earthquake of 7.0 magnitude struck Haiti which resulted in significant damage to the country’s capital and surrounding areas. The earthquake did not have any adverse impact on its business and Digicel has grown its subscriber base significantly in the intervening period.

The Haitian demography is characterized by a young population with approximately 56% of the population under the age of 25, compared to approximately 27% in Europe and 33% in the United States, according to The World Factbook.

Haiti has one of the most underdeveloped fixed telecommunications infrastructures across the Caribbean, with a fixed-line penetration of approximately 2% of households according to the ITU. The mobile sector is the largest private employer in Haiti and is the biggest contributor to state revenue from taxes according to BuddeComm. Mobile has a penetration rate of approximately 69% according to the ITU compared to a penetration rate of approximately 5% in 2005, before Digicel’s entry into that market. Fixed-line broadband access in Haiti remains very limited, although internet use has increased substantially in recent years. Tele-Haiti is the oldest TV network in the country, providing a range of four packages with up to 96 channels available, according to BuddeComm.

In contrast to the Haiti’s fixed-line market, the Haitian mobile sector is continuing to grow and the Digicel management believes that mobile penetration will increase over the next few years. Digicel currently offers Mobile and Business Solutions services in Haiti.

Mobile Operations and Competition. In June 2005, Digicel won a GSM license before launching commercial services in May 2006. Digicel launched 4G services in December 2011 and it has grown its subscriber numbers to 4.6 million at March 31, 2015 and believes it holds the number one market position in Haiti with a market share of approximately 75.8%.

On March 31, 2010, Digicel acquired ACN, a WiMAX operator which has 20 MHz of 2.3 GHz spectrum assigned to it. ACN has relatively small operations and a limited customer base. Its primary asset is the 2.3 GHz spectrum and fiber landing rights contained in its license. ACN was issued a 10-year license in October 2005 and is permitted to provide all forms of telecommunication services in Haiti utilizing the 2.3 GHz band.

On September 30, 2011, Digicel entered into an agreement with Columbus Networks to build an undersea cable from Haiti to Florida. This undersea cable has allowed Digicel to be able to connect Haiti independently with the rest of the world in a cost-effective manner since 2012, as well as to offer capacity on this route to competing carriers and ISPs, for the benefit of the nation as a whole.

On March 30, 2012, Digicel completed the acquisition of Communication Cellulaire d’Haiti S.A. from Trilogy International Partners. Communication Cellulaire d’Haiti S.A., which operated under the Voila brand, was the second largest mobile phone operator in Haiti. In October 2012, Digicel completed the integration of the Voila network with its existing network in Haiti. Following its acquisition of Voila, Digicel has one competitor in Haiti in the form of Natcom, which launched its mobile service in September 2011 following its acquisition of TELECO. Natcom is 60% owned by Vietnamese operator Viettel following the completion of a privatization process of TELECO on September 1, 2010. NATCOM has announced a rollout of a national fiber backbone network as well as a GSM network over a period of five years.

Other. Digicel’s subsidiary, Turgeau Developments S.A., has constructed a 175-room hotel located adjacent to the site of its corporate offices in Port-au-Prince Haiti. The hotel opened in February 2015 and is operated by Marriott International under the Marriott brand under an initial 10-year operating and brand licensing agreement. The construction of the hotel was partly funded by a debt facility provided by International Finance Corporation (“IFC”), and Financierings-Maatschappij voor Ontwikkelingslanden N.V (“FMO”, a Dutch development agency). See “Description of Our Indebtedness—Turgeau Developments S.A.” for more details on this facility.

In the year ended March 31, 2015, Digicel’s revenue, Adjusted EBITDA and capital expenditure in Haiti were $478.8 million, $224.2 million and $62.8 million, respectively.

Papua New Guinea

Market Characteristics. Papua New Guinea has a population of approximately 6.6 million, GDP per capita of $2,457, public debt as a percentage of GDP of approximately 38% according to the IMF and household consumption equal to 58.6% of GDP according to The World Factbook. Papua New Guinea is richly endowed with natural resources, but exploitation has been hampered by rugged terrain, land tenure issues and the high cost of developing infrastructure. Agriculture provides a subsistence livelihood for 85% of the population. Mineral deposits, including copper, gold and oil account for nearly two-thirds of export earnings. A consortium led by ExxonMobil is constructing a liquefied natural gas (“LNG”) production facility which commenced production of LNG in April 2014 and delivered its first cargo of LNG in May 2014. As the largest investment project in the country’s history, it has the potential to double GDP in the near-term and triple export revenue and the reported investment for the initial phase of the project, excluding shipping costs, is estimated at $19 billion.

The Papua New Guinea demography is characterized by a young population with approximately 55% under the age of 25, compared to approximately 27% in Europe and 33% in the United States, according to The World Factbook.

Network deployment costs are high in Papua New Guinea due to the harsh terrain and the relatively high proportion of the population living in rural areas. As a result, fixed telecom infrastructure is almost inexistent outside the main urban areas of Port Moresby, Lae and Mt Hagen. Fixed-line penetration is approximately 10% of households according to the ITU. Mobile penetration is approximately 41% according to the ITU, the lowest across the markets in which Digicel operates, compared to a mobile penetration rate of less than 2% in 2006, prior to Digicel’s entry in that market.

Since 2007, when the market was opened to competition, growth in telecommunications across the country has come from the three mobile network operators, as the fixed-line market has remained fairly static. By bringing mobile services to previously unserved areas and reducing prices, Digicel believes that it has been instrumental in driving the increase in the penetration of mobile telecommunication across the country.

With a population of almost seven million people and relatively underdeveloped telecom services, Digicel believes Papua New Guinea’s telecommunications market has significant growth potential. In particular, Digicel believes that demand for mobile services will continue to increase together with a fast adoption of smartphones, which will lead to an increase of data and VAS consumption. Also, Digicel believes that there is significant scope for its revenue to be increased from the provision of Business Solutions and Cable TV and related products and services as the market develops. Digicel currently offers Mobile, Business Solutions and Cable TV in Papua New Guinea.

Mobile Operations and Competition. Digicel was issued a cellular license in Papua New Guinea in March 2007 and launched operations in July 2007. At March 31, 2015, Digicel PNG had 2.5 million subscribers in Papua New Guinea with an estimated market share of 97.3%.

In the year ended March 31, 2015, Digicel completed the construction of 296 new towers, with four more to be completed in the quarter ended June 30, 2016. The additional 300 GSM sites are 100% solar powered and significantly expand Digicel’s rural coverage in Papua New Guinea. Given the additional sites were not fully operational throughout the year ended March 31, 2015, Digicel has yet to fully monetize the investment it has made in the additional sites. Digicel now has 1,088 sites providing approximately 89% population coverage and 53% geographic coverage. Digicel launched a 4G network in Papua New Guinea in May 2011 and has expanded the network since. Digicel currently has 410 4G sites with 35% population coverage and 19% geographic coverage. Given the difficult terrain in Papua New Guinea, Digicel believes its network footprint gives it a significant competitive advantage.

bemobile Limited is Digicel’s mobile competitor in Papua New Guinea and is 47.1% owned by the government via a statutory body, the Independent Public Business Corporation, 47.1% owned by Capital Way Holdings and 5.8% owned by Asian Development Bank. In March 2007, a mobile license was awarded to Green Communication Limited (“Greencom”), which coincided with Digicel PNG being awarded its first mobile license. However, Greencom did not launch operations in Papua New Guinea as Digicel understands that it is currently in liquidation and that its mobile license (as well as its spectrum license) have been revoked.

Cable TV & Broadband Operations and Competition. In 2014, Digicel acquired Hitron and Channel 8. Digicel’s TV offering in PNG combines both free TV and Cable TV. Digicel has a digital terrestrial service covering major towns and cities within PNG, such as Port Moresby, Lae and Hagen as well as DTH service covering the whole country. The services received by customers are ultimately the same, with the difference being the mode of receiving antenna (for DTT, a standard VHF aerial; for DTH, a satellite dish). Customers who have the equipment (aerial or dish and a set-top-box) installed receive three channels free at all times. One of these channels (TVWAN) is from the suite of in-house produced channels. TVWAN is a general entertainment channel and includes a local news service and local current affairs programs produced by Digicel using their own reporting and production teams. TVWAN is used to cross promote the channels with the cable TV plans and also generate advertising revenues. Digicel PNG currently provides six prepaid cable TV plans. Almost uniquely in the industry, these are not traditional calendar month subscriptions but available as one, seven or thirty-day plans. Further, the purchase of the plans uses airtime credit from mobile phones connected to Digicel’s network. This provides a key point of customer convenience and flexibility. In addition to TVWAN, Digicel also produces TVWAN Sports, which showcases both national and international sports. Both TVWAN and TVWAN Sports are broadcast in HD and both provide advertising revenue for Digicel PNG.

The main cable TV competitor in the South Pacific is Sky Pacific which operates a DTH service in 13 markets across the region, including Papua New Guinea. Sky Pacific is owned by Fiji TV. In Papua New Guinea, Click TV is a new entrant to the cable TV market and it provides a UHF DTT service as well as a DTH service.

After its acquisition of a majority stake in Hitron and Channel 8, Digicel believes that it has a superior channel and content offering compared to both of these competitors and that it has a competitive advantage by allowing its mobile subscribers to pay for the service using their mobile phones.

In the year ended March 31, 2015, Digicel’s revenue, Adjusted EBITDA and capital expenditure in Papua New Guinea were $500.6 million, $240.3 million and $112.7 million, respectively.

Trinidad and Tobago

Market Characteristics. Trinidad and Tobago’s has a population of approximately 1.2 million, GDP per capita of approximately $24,209, public debt as a percentage of GDP of approximately 31% according to the IMF and household consumption equal to 40.6% of GDP according to The World Factbook. Trinidad and Tobago attracts considerable foreign direct investment from international businesses, particularly in energy, and has one of the highest per capita incomes in the Caribbean. Oil and gas account for about 40% of GDP and 80% of exports, but only 5% of employment. Oil production has declined over the last decade as the country focused the majority of its efforts on natural gas. Other sectors the Government of Trinidad and Tobago targeted for increased investment and projected growth include tourism, agriculture, information and communications technology, and shipping.

Trinidad and Tobago is characterized by a relatively young population with approximately 32% under the age of 25, compared to approximately 27% in Europe and 33% in the United States, according to The World Factbook.

Trinidad and Tobago has a relatively advanced network infrastructure with eight active operators currently active in fixed-Internet access services and two wireless operators (including Digicel) offering mobile service, according to TeleGeography GlobalComms Database. Fixed-line penetration is approximately 22% according to the ITU. Mobile penetration is approximately 145% according to ITU. Fixed-line broadband penetration is approximately 69% of households. Digicel believes that convergence between mobile and fixed will become an increasing trend in Trinidad and Tobago and it commenced the construction of a FTTH network in October 2014.

Mobile Operations and Competition. Digicel acquired spectrum on June 23, 2005 in Trinidad and Tobago and was awarded one of two new licenses by the Ministry of Public Administration and Information in December 2005. It launched services on April 6, 2006 and, since then, Digicel has grown its subscriber base to 0.9 million subscribers at March 31, 2015.

Digicel’s primary competitor in Trinidad and Tobago is the incumbent and former monopoly operator, Telecommunications Services of Trinidad and Tobago (“TSTT”), which is 49% owned by C&W and 51% government-owned. TSTT lost its exclusivity in the market with Digicel’s launch in 2006. TSTT did not rebrand to LIME during the pan-Caribbean rebranding by C&W which was completed in the quarter ended December 31, 2008. In early 2015, the Government of Trinidad and Tobago approved the acquisition of Columbus (which also operates under the “Flow” name) by C&W conditional upon the divesting by C&W of its interest in TSTT; which divestment must take place within 12 months of such approval (which 12 month period may be extended by a further six months). Laqtel Ltd., a start-up formed by investors in Barbados and Trinidad and Tobago, was also awarded a license in June 2005. However, this license has subsequently been withdrawn. It is anticipated this license will be reissued, but Digicel has no definitive information on when this is likely to happen. The Government of Trinidad and Tobago conducted a process for the awarding of a third mobile license in Trinidad and Tobago in 2014. However, that process has been stalled as a result of the acquisition of Columbus by C&W and it is presently unclear how that process to award a third mobile license will proceed, if at all. Digicel holds the number one mobile market position in Trinidad and Tobago.

Cable TV & Broadband Operations and Competition. Digicel received a cable TV license in August 2014 and started the construction of a FTTH network in October 2014. As of May 28, 2015, Digicel has since constructed 1,517 kilometers of fiber, passing 137,000 homes.

In Trinidad and Tobago, Digicel will compete primarily with Flow Trinidad and Tobago, recently acquired by C&W, and some small independent, regional operators for the provision of cable TV services. TSTT, the incumbent local, fixed-line telephone operator with respect to voice services, launched an IPTV service in 2009, but has failed to achieve any significant subscriber base, while Flow has continued to steadily grow its subscriber base. DirecTV offers a digital broadcast satellite service targeted at the Spanish-speaking population of the island. Flow Trinidad and TSTT are the main competitors for cable broadband services although Digicel believes its FTTH network will allow it to offer faster upload and download speeds.

Digicel will compete primarily with TSTT and Flow Trinidad for the provision of fixed telephony services. Digicel believes that it offers superior pricing and customer service, as well as offering customers the ability to subscribe for bundled services from a single service provider.

In the year ended March 31, 2015, Digicel’s revenue, Adjusted EBITDA and capital expenditure in Trinidad and Tobago were $268.8 million, $161.6 million and $61.4 million, respectively.

French West Indies

Market Characteristics. The French West Indies comprises the markets of French Guiana, Guadeloupe and Martinique. These markets are part of France and the EU and they use the euro as their currency.

French Guiana has a population of approximately 250,000 people with a GDP per capita of $16,891. The economy is tied closely to the much larger French economy through subsidies and imports. Besides the French space center at Kourou (which accounts for 25% of GDP), fishing and forestry are the most important economic activities. French Guiana is heavily dependent on imports of food and energy.

Guadeloupe has a population of approximately 406,000 people with a GDP per capita of $21,976. Guadeloupe’s economy depends on agriculture, tourism, light industry and services. It also depends on France for large subsidies and imports. Tourism is a key industry, with most tourists from mainland France, and a growing number of cruise ships visiting the island.

Martinique has a population of approximately 386,000 people with a GDP per capita of $23,987. The economy is based on sugarcane, bananas, tourism and light industry. Agriculture accounts for about 6% of GDP and the small industrial sector for 11%. It also depends on France for large subsidies and imports. Tourism, which employs more than 11,000 people, has become more important than agricultural exports as a contributor to the economy.

The French West Indies have a relatively advanced telecommunications infrastructure with one of the highest penetrations for both mobile and fixed-line broadband across the Caribbean. Mobile penetration rates range from 131% in French Guiana to 158% in Guadeloupe according to GSMA Intelligence estimates. Unlike Digicel’s other markets, a substantial portion of the mobile users in Guadeloupe, Martinique and French Guiana use postpaid services. Fixed-line penetration ranges from 94% of households in French Guiana to 117% of households in Guadeloupe.

Mobile Operations and Competition. Digicel acquired Bouygues Telecom Caraïbe in April 2006 and re-launched services in French Guiana, Guadeloupe and Martinique on June 15, 2006 under the Digicel name. Digicel launched 4G services in November 2010. Digicel holds the number two market aggregate position in the French West Indies.

There are currently two competitors in French Guiana, Guadeloupe and Martinique: Orange Caraïbe, which is owned by France Telecom, and ONLY, which was recently acquired by Altice, a provider that also has Internet services. UTS, a Curaçao based company, has been awarded a license to operate both 2G and 3G services in this market, but has not yet launched.

Other Markets (in alphabetical order)

Anguilla

Market Characteristics. Anguilla’s population is estimated at approximately 16,000 with GDP per capita of $10,904. Anguilla’s economy depends heavily on tourism, offshore banking, lobster fishing and foreign remittances. Growth of the construction sector, driven by increasing tourism, has also contributed to economic growth.

Mobile Operations and Competition. Digicel acquired Cingular’s Anguilla property on August 31, 2005. Cingular had not launched service at that time, and it launched its services in Anguilla in December 2005. In December 2009, Digicel acquired the 25% minority interest in Digicel Anguilla formerly held by Caribbean Commercial Bank Limited. Digicel launched a 4G mobile network in Anguilla in April 2013.

Digicel currently has one competitor in the mobile market in Anguilla, C&W, which is the incumbent and provides fixed and mobile service under the Flow brand. Digicel holds the number one market position in Anguilla.

Cable TV & Broadband Operations and Competition. Digicel acquired an existing HFC network in November 2013. Digicel upgraded the network to DOCSIS 3.0 and rebranded in January 2015, with high-quality TV services introduced in June 2015.

In the cable TV market Digicel competes with Dish, and illegal operators. Digicel holds a number one market position, and has grown its market share after the introduction of a high-quality TV service. In the Cable Broadband market, Digicel competes with Flow, where Digicel has recently moved to number one in market share.

Antigua and Barbuda

Market Characteristics. Antigua and Barbuda’s population is estimated at approximately 91,000 with GDP per capita of $13,539. Tourism, principally from the United Kingdom and the United States, dominates the economy, accounting for more than half of Antigua and Barbuda’s GDP.

Mobile Operations and Competition. Digicel acquired Cingular operations in Antigua and Barbuda on September 30, 2005 and re-launched services there in March 2006 under the Digicel name. Digicel launched 4G LTE services in Antigua and Barbuda in November 2012.

Digicel has two competitors in Antigua and Barbuda: C&W and Antigua Public Utilities Authority, a government-owned operation. C&W was party to a contract which gave it an international long distance monopoly until June 2012. The international monopoly ended on June 22, 2012 and all domestic operators are now allowed to send and receive international minutes. Digicel holds the number one market position in Antigua and Barbuda. C&W operates services under the Flow brand.

Aruba

Market Characteristics. Aruba’s population is estimated at approximately 111,000, with GDP per capita of $22,736. Economic activity in Aruba is centered mainly on tourism and offshore banking. The rapid growth of the tourism sector over the last decade has driven the substantial expansion of other related activities, such as construction.

Mobile Operations and Competition. Digicel launched services on July 15, 2003 and launched a 4G mobile network in June 2011.

Setar, which is owned by the Government of Aruba, is Digicel’s only significant operational competitor in the Mobile market in Aruba. Setar operates both fixed and mobile networks and offers Internet through DSL and fiber. Digicel has the number two market position in Aruba. A third mobile license was acquired by E Oliver Capital Group Mobile Aruba N.V. in 2007 which uses CDMA technology. They have launched mobile broadband services under the MIO brand. MIO has been taken over by the Atlantic TeleNetworks International and has not yet launched a GSM/UMTS mobile service despite initial indications that it had planned to do so.

Barbados

Market Characteristics. Barbados has a population of approximately 290,000 people, with a GDP per capita of $14,765. Economic activity in Barbados used to be centered on sugarcane cultivation and related activities with recent diversification into light industry and tourism. Offshore finance and information services are important sources of foreign exchange.

Mobile Operations and Competition. Digicel launched operations on February 11, 2004 and, in the year ended March 31, 2006, Digicel purchased the assets of Cingular, one of its competitors in these markets. Cingular’s operations have now been integrated into Digicel’s operations in this market and rebranded as Digicel. Digicel launched a 4G mobile network in Barbados in December 2011.

C&W, the incumbent operator, is Digicel’s principal competitor in the Mobile market in Barbados under the Flow brand. Digicel holds the number one market position in Barbados. Competitors for its WiMAX service include Telebarbados as well as Cable & Wireless.

Cable TV & Broadband Operations and Competition. Digicel started the construction of a FTTH network in March 2015, after receiving a cable TV license in August 2014. Digicel has constructed 200 kilometers of fiber, passing 25,287 homes as of May 28, 2015.

Digicel competes primarily with CWC Barbados who recently acquired Flow Barbados, to create an enlarged FTTH provider passing over 60,000 homes in Barbados. Multichoice, a Government owned operation using low capacity multichannel multipoint distribution service technology for the provision of TV services, is the second operator. Unlike in other Caribbean markets which Digicel has entered, there is an existing FTTH provider, offering a similar product set. However, Digicel believes that it offers superior pricing and customer service, as well as offering customers the ability to subscribe for bundled services from a single service provider.

Bermuda

Market Characteristics. Bermuda has a population of approximately 70,000 people with a GDP per capita of $80,184. Bermuda enjoys one of the highest per capita incomes in the world, higher than that of the United States. Its economy is primarily based on providing financial services for international business, including a number of reinsurance companies, and luxury tourism.

Mobile Operations and Competition. Digicel acquired the Cingular operations in Bermuda on September 1, 2005 and rebranded these operations under the Digicel name on December 2, 2005. Digicel launched a 4G network in August 2010. Digicel’s mobile competitor in Bermuda is Cellular One; which is owned by Atlantic Tele Networks and Keytech. Digicel believes it has the largest market share in Bermuda.

Cable TV & Broadband Operations and Competition. On September 21, 2011, Digicel acquired Transact Limited, who holds a license to provide ISP services as well as international voice services utilizing VoIP.

On January 9, 2015, Digicel executed a combination agreement with respect to the acquisition of BHL, which owns 100% of the share capital of BTC, and completed the acquisition on June 1, 2015. Digicel expects the acquisition to improve its ability to provide FTTH services and increase its ability to provide high-speed broadband and cable TV services to subscribers in Bermuda.

The acquisition of BTC, a fixed telephony and local loop internet business, provided Digicel with 24,000 fixed telephony and 12,000 cable broadband RGUs in Bermuda. Digicel’s core network is fiber, extends 240 km and passes 22,000 homes on the island.

In the Cable Broadband market, Digicel competes with Cablevision and Logic, both owned by Keytech Group, Link and Tbi. The competitors offer a unified broadband ISP product. Digicel is the incumbent fixed telephony provider, with competition primarily from VOIP providers and Fixed to mobile substitution.

Bonaire

Market Characteristics. Bonaire has a population of approximately 17,000 people with a GDP per capita of $20,921. Bonaire’s economy depends on tourism, petroleum refining and offshore finance. Bonaire was part of the Netherlands Antilles until this ceased to exist as a separate country within the Kingdom of the Netherlands on October 10, 2010, when Bonaire became a special public entity, similar to a municipality, within the country of the Netherlands.

Mobile Operations and Competition. Digicel acquired Antilliano Por N.V., a mobile operator in Bonaire that had not yet begun operations, on April 20, 2006. Through this acquisition, Digicel also obtained a long distance license application in Bonaire. Digicel launched operations there on July 14, 2006 and it subsequently launched a 4G mobile network in June 2011.

Digicel has one competitor in Bonaire, UTS. A third operator—MIO—is also present in the market but has an extremely small subscriber base (estimated at less than 300 subscribers). Another operator is Flamingo TV, a cable TV station that moved into residential Internet service and telephony services as well. Digicel holds the number one market position in Bonaire.

British Virgin Islands

Market Characteristics. The British Virgin Islands have a population of approximately 33,000 people with a GDP per capita of approximately $33,507.

Mobile Operations and Competition. In December 2007, Digicel was awarded a license in the British Virgin Islands. Digicel launched operations on November 28, 2008 it subsequently launched a 4G mobile network in November 2012.

Digicel holds the number one market position in the British Virgin Islands. Cable & Wireless (Flow) and locally owned CCT are the two other operators in the market.

Cayman Islands

Market Characteristics. Cayman has a population of approximately 55,000 people with a high GDP per capita of approximately $40,973. Cayman has a strong business community working in banking, insurance and finance, making Cayman a very attractive market.

Mobile Operations and Competition. Digicel launched operations in Cayman Islands on March 3, 2004 and, in the year ended March 31, 2006, it purchased the assets of Cingular, one of its competitors in these markets. Cingular’s operations have now been integrated into Digicel’s operations in this market and rebranded as Digicel. Digicel launched 4G LTE services in Cayman Islands in December 2013, being the first operator to launch such services across the Cayman Islands.

C&W, the incumbent operator, is Digicel’s only competitor in the Mobile market in the Cayman Islands. Digicel also operates in the mobile broadband market and competes against other licensees such as WestTel and TeleCayman. Digicel holds the number two market position in the Cayman Islands.

Curaçao

Market Characteristics. Curaçao has a population of approximately 147,000 people with a GDP per capita of approximately $38,138. Economic activity in Curaçao is centered on financial services, shipping, oil refining and tourism. Curaçao has one of the largest natural harbors in the Caribbean making it an important gateway to Latin America and the Caribbean.

Mobile Operations and Competition. Digicel acquired Curaçao Telecom on March 3, 2005 and re-launched services there in April 2006 under the Digicel name. It launched a 4G mobile network in Curaçao in June 2011.

UTS, the government-owned incumbent operator for fixed and mobile services, is Digicel’s principal competitor in the Mobile market in Curaçao. Another local company, MIO, launched services in May 2006, but has a market share estimated at less than 1%. Digicel holds the number one market position in Curaçao.

Digicel’s mobile license in Curaçao expired in February 2014. In July 2013, Digicel requested a renewal. On February 20, 2014 the regulator confirmed in writing that the existing license will continue until the new one has been issued. Digicel has continued to pursue the issuing in a new license and has been assured that it will be issued in due course.

Dominica

Market Characteristics. Dominica has a population of approximately 73,000 people with a GDP per capita of $6,998. The economy in Dominica depends on agriculture, primarily bananas, and remains highly vulnerable to climatic conditions and international economic developments.

Mobile Operations and Competition. Digicel acquired Cingular’s Dominica property on August 31, 2005 and re-launched services there on May 25, 2006 under the Digicel name. On September 11, 2009, Digicel completed the acquisition of a competitor, Orange Dominica, a subsidiary of France Telecom. This business has been consolidated into its existing operations in Dominica. Digicel launched a 4G mobile network in Dominica in December 2014.

Digicel currently has one competitor in Dominica: the incumbent C&W operating under the Flow brand. Digicel holds the number one market position in Dominica.

Cable TV & Broadband Operations and Competition. Digicel acquired an existing HFC network (“SAT”) in November 2013. The existing TV service was upgraded, providing a new user-interface and the broadband network was upgraded to DOCSIS 3.0, offering download speeds up to 50 Mbps. Digicel rebranded this service Digicel Play in October 2014.

In cable TV, Digicel competes with Marpin a Government owned operator, and reached the number one market position within 12 months of acquiring SAT, surpassing Marpin, by offering high-quality product at a slight premium to their pricing. In Cable Broadband, Digicel competes with Flow and Marpin. Digicel is number two in the cable broadband market, behind Flow.

El Salvador

Market Characteristics. El Salvador has a population of approximately 6.1 million people with a GDP per capita of $4,104. El Salvador’s economy depends on services, manufacturing and agriculture and is experiencing a slow recovery from the global economic crisis.

Mobile Operations and Competition. Digicel acquired a mobile operator providing GSM services in El Salvador on October 2, 2006. Digicel re-launched this business in April 2007 as Digicel El Salvador and it launched a 4G mobile network in November 2013.

In March 2011, Digicel announced that it had agreed to sell its business in El Salvador and Honduras to America Movil in exchange for America Movil’s operations in Jamaica and a payment of $355 million. The sale of Digicel’s business in Honduras and the acquisition of America Movil’s business in Jamaica was completed on November 30, 2011. On September 27, 2012 the Competition Authority in El Salvador rejected the application by America Movil to purchase Digicel El Salvador on the basis that it could reduce competition in the market. As such, the agreement was terminated and the El Salvador operation remains part of Digicel.

Digicel currently has three main competitors in El Salvador: Millicom, Telefonica and America Movil. All three competitors operate GSM networks and were launched in 1993, 1998 and 1998, respectively. Intelfon El Salvador also operates in the market under the “Red” brand, but has less than 1% market share according to the TeleGeography GlobalComms Database. Digicel is the fourth largest player in the market by subscriber share.

Eastern Caribbean—St. Lucia, St. Vincent and the Grenadines and Grenada

Market Characteristics. The current population of the three markets is approximately 0.4 million (St. Lucia: 0.2 million; St. Vincent and the Grenadines: 0.1 million; and Grenada: 0.1 million). GDP per capita averages $7,696 (St. Lucia: $8,233; St. Vincent and the Grenadines: $7,239; and Grenada: $7,617). Economic activity is centered on tourism. Manufacturing and a developing offshore financial industry are also important sources of foreign exchange earnings.

Mobile Operations and Competition. Digicel launched services in St. Lucia and St. Vincent and the Grenadines on March 23, 2003 and in Grenada on October 17, 2003. Following these launches, Digicel purchased the assets of Cingular in the year ended March 31, 2006, one of its competitors in these markets, in St. Lucia and St. Vincent and the Grenadines. Cingular’s operations have now been integrated into Digicel’s operations in these markets and rebranded as Digicel. Digicel launched a 4G mobile network in May 2014.

Apart from a small indigenous mobile operator in Grenada, C&W, the incumbent operator, is the only competitor in the mobile market in these islands under the Flow brand. Digicel believes it has the largest market share in each of these islands.

Fiji

Market Characteristics. The Republic of the Fiji Islands includes 332 islands; of which approximately 110 are inhabited with a total population of approximately 0.9 million and a GDP per capita of $4,620. Fiji is a world renowned destination for tourism with abundant natural beauty and a tropical climate. In addition, Fiji is endowed with forest, mineral, and fish resources and is one of the most developed of the South Pacific island economies. Sugar exports, remittances from Fijians working abroad, and a growing tourist industry are the major sources of foreign exchange.

Commodore Josaia Voreqe (Frank) Bainimarama, Commander of the Republic of Fiji Military Forces, staged a military takeover against Prime Minister, Laisenia Qarase, on December 5, 2006 and formed an Interim Government with himself as Interim Prime Minister. This Interim Government has remained in power since the coup. On April 9, 2009, the Fijian Court of Appeal overturned the Fijian High Court’s decision that Bainimarama’s take-over of Qarase’s government was legal, and declared the Interim Government illegal. Bainimarama agreed to step down as Interim Prime Minister immediately, along with his government. On April 10, 2009 President Iloilo suspended the Constitution of Fiji, dismissed the Court of Appeal and appointed himself as the Head of the State of Fiji under a new legal order. Commodore Bainimarama was re-appointed as Interim Prime Minister; he, in turn, re-instated his previous Cabinet. The international community has censured these actions and Fiji was suspended from the South Pacific Island Forum and the Commonwealth of Nations as a result. Democratic elections were held on September 17, 2014, and Commodore Bainimarama was reelected as Prime Minister. Fiji was subsequently reinstated as a member of the Commonwealth of Nations.

Mobile Operations and Competition. Digicel (Fiji) Limited launched operations in Fiji in October 2008, with the HSPA+ network launched in January 2012 and the LTE network launched in January 2015.

Digicel Fiji has two competitors in Fiji, Vodafone Fiji Limited (“Vodafone Fiji”) and Innk Mobile. Vodafone Fiji is a joint venture between Amalgamated Telecom Holdings Limited (“ATH”), which owns 51%, and the Fiji National Provident Fund, which acquired the 49% held by Vodafone International Holdings BVin July 2014. ATH is listed on the Fiji stock exchange. Innk Mobile is a Mobile Virtual Network Operator, which utilizes Vodafone Fiji’s network and resells airtime under the “Innk Mobile” brand. Telecom Fiji Limited (“TFL”) is the former state telecom monopoly and current sole fixed line operator. Fiji International Telecommunications Limited, (a subsidiary of TFL) formerly held the exclusive license to the international gateway in Fiji. Digicel holds the number two market position in Fiji.

Guyana

Market Characteristics. Guyana borders Suriname, Venezuela and Brazil and has a population of approximately 0.7 million and a GDP per capita of $4,272. The country’s economy is based on agriculture and mining.

Mobile Operations and Competition. On November 8, 2006, Digicel acquired the Guyanese mobile operator Cel*Star U Mobile, or Cel*Star, from its parent holding company, Trans-World Telecom Caribbean. Digicel re-launched the business as Digicel Guyana in February 2007.

Guyana’s telecommunications infrastructure includes one fixed-line operator, Guyana Telephone and Telegraph (“GT&T”), and its mobile subsidiary, Cellink, which is its only competitor in the Guyanese market. GT&T is owned 80% by Atlantic Tele Network, and 20% by Datang Group, and operates fixed, GSM and TDMA networks throughout the country. Digicel believes that it holds the number one market position in Guyana.

Nauru

Market Characteristics. The Republic of Nauru joined the UN in 1999 as the world’s smallest independent republic with a total population of approximately 9,000 and a GDP per capita of $6,324. Economic activity in Nauru traditionally centered on exports of phosphates, which are now effectively depleted. In 2005, an Australian company entered into an agreement intended to exploit remaining supplies. Few other resources exist with most necessities being imported, mainly from Australia, which is the major source of support for the local government and economy.

Mobile Operations and Competition. Digicel Nauru Corporation launched operations in Nauru in September 2009 and Digicel launched a 4G mobile network in August 2014.

There are no other mobile operators in Nauru and the former state-owned fixed-line service, which had approximately 200 lines, is in the process of being phased out.

Samoa

Market Characteristics. Samoa has a population of approximately 197,000 people with a GDP per capita of $4,196. The economy of Samoa has traditionally been dependent on development aid, family remittances from overseas, agriculture and fishing. Agriculture employs two-thirds of the labor force and furnishes 90% of exports, featuring coconut cream, coconut oil and copra. Tourism is an expanding sector accounting for 25% of GDP. The currency in Samoa is the Samoan Tala. The country is vulnerable to devastating storms and was impacted by a Tsunami in September 2009. However, this event had a minimal impact on Digicel Samoa’s operations.

Mobile Operations and Competition. Digicel (Samoa) Ltd was granted a cellular license in Samoa in April 2006 and commenced operations following the acquisition of Telecom Samoa Cellular Limited in September 2006 which was re-launched as Digicel Samoa in November 2006. Digicel launched a 4G mobile network in March 2012.

Digicel has one competitor in Samoa, Bluesky. In March 2011, Bluesky acquired a 75% interest in SamoaTel, the former incumbent fixed line and mobile operator. Bluesky is a subsidiary of eLandia, Inc. (a Delaware corporation) and part of the Amper Group S.A. a Spanish technology services group. Digicel holds the number one market position in Samoa.

St. Kitts and Nevis

Market Characteristic. St. Kitts and Nevis has a population of approximately 52,000 people with a GDP per capita of $15,755. Tourism revenue is the chief source of foreign exchange. Other activities, such as export-oriented manufacturing, offshore banking and sugar production also contribute to the economy.

Mobile Operations and Competition. Digicel acquired the Cingular operations in St. Kitts and Nevis in August 2005 and re-launched services there in December 2005 under the Digicel name. Digicel launched a 4G mobile network in St. Kitts and Nevis in May 2013.

Digicel has two competitors in St. Kitts and Nevis: the incumbent C&W operating under the Flow brand and Cariglobe, which it believes has a negligible market share. It holds the number two market position in St. Kitts and Nevis.

Digicel acquired an existing HFC network in Nevis in November 2013. The TV service was converted to digital and the broadband network upgraded to DOCSIS 3.0 with additional off-island capacity added.

In the cable TV market, Digicel competes with Dish, and illegal operators. Digicel holds a number one market position, and has grown its market share after upgrading the network and rebranding to Digicel Play. In the Cable Broadband market Digicel competes with Flow, where Digicel has recently moved to number one in market share.

Suriname

Market Characteristics. Suriname has a population of approximately 573,000 people with a GDP per capita of $9,197. The Suriname economy is dominated by the mining industry, with exports of aluminum, gold and oil accounting for 85% of exports.

Mobile Operations and Competition. In April 2007, Digicel was awarded a GSM license in Suriname. Digicel launched operations on November 30, 2007 and it launched a 4G mobile network in April 2014.

Digicel currently has two competitors in Suriname: Telsur, a 100% government-owned operator and Uniqa owned by UTS, a Curaçao company. Digicel holds the number two market position in Suriname.

Tonga

Market Characteristics. The Kingdom of Tonga is the only monarchy in the South Pacific region and has a population of approximately 106,000 with a GDP per capita of $4,641. It has a narrow export base in agricultural goods, including squash, vanilla beans and yams. Agricultural exports, including fish, make up two-thirds of total exports. The country imports a high proportion of its food, mainly from New Zealand. The country remains dependent on external aid and remittances from Tongan communities overseas to offset its trade deficit. Tourism is the second-largest source of earnings following overseas remittances.

Mobile Operations and Competition. Digicel (Tonga) Limited acquired the assets of Shoreline Communications Limited, which traded as “TonFon”, in Tonga in December 2007 and re-launched operations under the Digicel brand in May 2008. Digicel launched a 4G mobile network in July 2014.

Digicel has one active competitor in Tonga, Tonga Telecommunications Corporation, which is the incumbent fixed line and mobile operator. A third operator, Airchord Televentures Tonga Ltd, has owned a LTE license since 2012 but has not launched services. Digicel holds the number one market position in Tonga.

Cable TV & Broadband Operations and Competition. Digicel has operated a UHF DTT service in Tonga since 2008 after acquiring TonFon whose assets included a TV and ISP business. The service covers the main island of Tongatapu as well as the small island of Eua off the coast of Tongatapu. Digicel expects to use the content acquisition capabilities of its business in Papua New Guinea to provide a DTH service in Tonga.

The main cable TV competitor in the South Pacific is Sky Pacific, which operates a DTH service in 13 markets across the region, including Tonga.

Turks and Caicos

Market Characteristics. Turks and Caicos, a group of 40 islands, eight of which are inhabited, has a population of approximately 49,000 people with a GDP per capita of $14,393. Economic activity in Turks and Caicos is centered on tourism, fishing and offshore financial services.

Mobile Operations and Competition. In March 2006, Digicel was awarded a telecommunications license in Turks and Caicos. Digicel launched services there on July 7, 2006. It launched a 4G mobile network in May 2013.

Up until recently Digicel had two competitors in TCI: the incumbent C&W and IslandCom. In February 2015 C&W announced the acquisition of IslandCom subject to regulatory approval. Digicel estimates IslandCom has less than 5,000 subscribers. IslandCom has announced that they intend to cease to provide services from 1 July 2015 and its subscribers will transfer to C&W under the Flow brand on this date. Digicel holds the number one market position in Turks and Caicos.

Cable TV & Broadband Operations and Competition. Digicel acquired an existing HFC network (WIV) in December 2013. Digicel upgraded the existing TV network from analogue to Digital and the cable broadband network to DOCSIS 3.0. The services were rebranded Digicel Play in April 2014.

In the cable TV market Digicel competes with People’s Television Network and Dish. Digicel holds a number one market position, and has grown its market share after upgrading the network and rebranding to Digicel Play. In the Cable Broadband market, Digicel competes with Flow.

Vanuatu

Market Characteristics. The Republic of Vanuatu is comprised of four main islands and 80 smaller islands with a total population of approximately 267,000 with a GDP per capita of $3,057. Its economy is based primarily on small-scale agriculture, which provides the livelihood for over 70% of the population. Fishing, offshore financial services, and tourism are the other mainstays of the economy. Australia and New Zealand are the main suppliers of tourists and foreign aid.

Mobile Operations and Competition. Digicel (Vanuatu) Limited launched operations in Vanuatu in June 2008, with a 4G mobile network launched in December 2011.

Digicel Vanuatu has one competitor in Vanuatu, Telecom Vanuatu Limited, which is the incumbent fixed line and mobile operator and owned jointly by Orange Telecom (formerly France Telecom) and Mauritius Telecom (in which Orange Telecom holds a 40% shareholding). Digicel Vanuatu holds the number one market position in Vanuatu.

Myanmar

Digicel and YSH Finance Ltd (comprising Yoma Strategic Holdings Ltd and First Myanmar Investment Co., Ltd) are shareholders in DAHPL holding, 75% and 25%, respectively. On December 2, 2013, Digicel announced that DAHPL signed an agreement with Ooredoo Myanmar to develop, construct and lease telecommunications towers in the Republic of the Union of Myanmar. Based in Qatar and formerly known as the Qtel Group, Ooredoo obtained a mobile license in Myanmar in 2014. Myanmar Tower Company Limited, a subsidiary company established in Myanmar for this project owns approximately 1,250 cell phone towers, all subject to a long-term lease agreement with Ooredoo. Digicel has received a number of expressions of interest regarding an acquisition of the business and it is evaluating its options relating to it. The operations generated revenue in the quarter ended March 31, 2015 (the first quarter in which all the towers contracted were in operation for the whole quarter) of $9.5 million with minimum operating costs and maintenance capital expenditures.

Digicel Holdings (Central America) Limited

As of March 31, 2015, Digicel held a 44.97% equity interest in DHCAL, Mr. O’Brien, Chairman of Digicel’s Board of Directors, owns, on a fully diluted basis, approximately 51.85% of DHCAL, and employees and management own the remainder of DHCAL.

DHCAL is a company incorporated in Bermuda currently focused on the operation, under the Digicel brand, of a mobile network in Panama that launched operations on December 3, 2008. On November 30, 2011, DHCAL sold its business in Honduras to America Movil. DHCAL currently owns 70% of the equity interests in the Panama operations.

Panama

Market Characteristics. Panama has an estimated population of 3.6 million with GDP per capita of approximately $12,385. Panama City, Panama’s capital and its largest city, is the political, financial, commercial, communications and cultural center of Panama. According to the ITU, the mobile penetration rate in Panama is currently approximately 163%. Management believes that the actual mobile penetration rate is lower than the information reported by the ITU.

Competition. Two new licenses were granted to Digicel Panama and America Movil in May 2008. At that time, there were already two other operators offering national coverage in the Panamanian mobile market: +Movil (Cable & Wireless) and Movistar (Telefonica). +Movil is owned by Cable and Mobile International (49%), the Panamanian government (49%) and its employees (2%).

Network and Technology. Digicel operates GSM/GPRS/EDGE and HSPA+ networks using Ericsson as the principal network equipment providers. The network consists of 871 cell sites providing this network with approximately 96% population coverage. Digicel launched a 4G network in Panama in December 2011.

License. On May 27, 2007, Digicel Panama was formally awarded a 20-year mobile telecom license by ASEP. Digicel will have the ability to renew the license at the end of its term. The terms of the mobile license provide rights to offer domestic voice and data services. The terms also specify minimum coverage requirements and outline annual fees to be paid to the national telecom regulator. The provision of international incoming and outgoing voice and data services is permitted under a separate international license. Digicel has a total of 2 x 15 MHz in the 1900 MHz band in Panama. Number portability was introduced in Panama on November 29, 2011.

Technology

Information Technology

The strategy for information technology (IT) is driven by Digicel’s business strategy and operational objectives.

Digicel has standard configurations for both its core information technology infrastructure and business support systems. These configurations are built using industry-leading technologies and their architectures are aligned with Digicel’s networks and customer care functions to compliment and support the services they provide.

Digicel’s information technology infrastructure configuration is standardized on Microsoft for its office systems, Cisco for its information technology networks and Sun, Dell and HP for its server base. Oracle is Digicel’s preferred data base software and Digicel’s business support systems include Intec for its carrier and interconnection business, Redknee and CSG for its mobile postpaid billing, WeDo’s Roambroker application for roaming, Master Merchant Systems for retail point of sale and inventory management systems and Microsoft CRM for customer care.

In addition to the mobile infrastructure, Digicel’s information technology department has also supported the deployment of Digicel’s TV and FTTH business by utilizing standard software components throughout. For the existing cable TV operations Digicel has standardized on Great Lakes Data Systems, Inc. for billing and provisioning. On Digicel’s FTTH business, it has standardized on an end-to-end Ericsson platform that includes industry leading components.

Digicel uses proprietary application program interfaces (APIs) to integrate these systems with Digicel’s networks to maximize automation of data through put and coherency of operations. Where proprietary interfaces are not available Digicel works with its vendors to develop and deploy in-house solutions to achieve the required integration and automation. These solutions are changed into Digicel’s standard configuration.

High availability of critical systems and data integrity is considered paramount to the overall IT strategy. As a result, cluster and fully redundant configurations are employed for Digicel’s critical systems. These systems also benefit from real time data replication using storage area network technologies from Hitachi and Hewlett Packard and EMC. The backing up and retaining of data observe a very structured regime consisting of daily, weekly, and monthly backups with offsite copies. The retention periods of these backups are set to be consistent with the legal and regulatory requirements for the markets in which Digicel operates. Digicel’s backup operations are standardized on Symantec’s Netbackup and Adic robotic tape library modules.

The above has enabled Digicel to develop and maintain an effective front-end Management Information Systems capability. This capability is based on Oracle database and Business Objects reporting technologies. The capability is used to aggregate and data mine the data generated by Digicel’s key network nodes and systems including: switches, voucher management, call handling and rating platforms, as well as Customer Care and Retail management/store systems. This management information system (“MIS”) capability is now one of Digicel’s core competencies and is one of Digicel’s key competitive advantages. Digicel’s businesses depend and leverage the MIS configuration to gain and sustain superior network and customer care services over Digicel’s competitors in the markets in which Digicel operates. MIS is part of the business systems that supports standard configuration. Digicel’s standard information technology configurations are deployed in all hub designated operations.

Commercially, Digicel exercises dual vendor strategies where possible for high cost infrastructure components and software systems. This, combined with Digicel’s standard configurations, enables both leverage and scale for maintaining cost effectiveness. Digicel’s standard configuration also enables it to set up information technology for new operations very quickly.

Mobile Handsets

Facey Telecom, an independent distribution business, which has been operating in the Caribbean for over 80 years procures and distributes handsets to Digicel’s distribution channel. In the South Pacific, OCL, an independent distribution business, which has been operating in the South Pacific for over five years, procures and distributes handsets to Digicel’s distribution channel. Digicel offers some of the latest, cutting-edge mobile devices through its distribution channel, which Digicel believes match the needs of all of its market segments. Digicel seeks to derive a competitive advantage through exclusive and first to market distribution rights for its distributors and dealers with various new handset models. The retail channel carries a comprehensive range of handsets at the entry level, mid-range and high end price ranges, boasting the latest range of smartphones in the region, including Samsung and a wide range of Android and Windows based devices.

In order to ensure choice and consistency of supply, Facey Telecom sources handsets from leading manufacturers including Samsung, HTC, Microsoft, Blackberry, Alcatel and Huawei. Digicel also partners with strategic suppliers including Alcatel and ZTE to source, manufacture and offer a range of high-quality, affordable Digicel branded handsets based on the Android platform. These branded devices have been instrumental in driving growth in less penetrated markets and are now considered a leading device brand across the region. Smartphone penetration was 33.1% at March 31, 2015, compared to 21.0% at March 31, 2014.

Device trends have shifted to larger screen devices and phablets as customers consume more. Responding to global trends and customer needs, our branded range now features the DL800, a 4.5 inch touchscreen device; the DL900, a 5-inch touchscreen; and the 4-inch smartphones DL750 for the entry level mass market smartphone user. These branded devices feature the Android operating system, with pre-loaded content including a number of news, sports and self-care apps. The branded range of larger screen devices has been available since May 2013 and have been a key driver of increasing smartphone penetration across Digicel’s markets.

Digicel has a strict quality control procedure to accredit devices for use on Digicel’s LTE and 4G networks. A handset quality assurance team works on all devices to ensure that they meet Digicel’s requirements in terms of radio and transmission operation, reliability, seamless user interface and the ability to support all of Digicel’s services.

Cable TV & Broadband Customer Equipment

Digicel believes that advanced customer premise equipment (such as set-top boxes, modems and similar equipment) plays an important role in cable-based business as it enhances the customer experience in various ways such as facilitating access to a wide range of user friendly features and services and offering a reliable channel for selling add-on and on-demand services. Digicel selects its equipment and suppliers with this in mind. For its existing Cable TV & Broadband offering provided using HFC networks, Digicel procures its customer premise equipment from a range of different manufacturers including Netgear, Evolution, Entone and Kaon Media. As it progresses its rollout of FTTH networks in certain markets, Digicel continues to evaluate a wide range of powerful and interactive set-top boxes and will select the equipment and manufacturers that allow it to deliver the most compelling offer to its customers. The customer premise equipment remains the property of Digicel and the cost of this equipment is capitalized and depreciated over a three-year period from the date of installation.

Property, Plant and Equipment

Digicel owns or controls, through long-term leases, licenses or easements, the property, plant and equipment necessary to provide Mobile, Business Solutions, Cable TV & Broadband and other related products and services to its customers.

Digicel owns, or controls through long-term leases or licenses, properties consisting of plant and equipment used to provide these services consisting of:

•	switching, transmission and receiving equipment;

•	connecting lines (cables, wires, fiber, poles, antennas, towers and other support structures, conduits and similar items);

•	international subsea cables;

•	land and buildings;

•	easements; and

•	other miscellaneous properties (retail equipment, furniture and other office equipment and plants under construction).

Excluding Myanmar and Panama, Digicel’s plant and equipment includes approximately 5,940 towers mostly owned by Digicel and located on leased cell sites spread across 31 markets. Digicel believes that its plant and equipment meets its present needs and is generally well-maintained and suitable for its intended use.

In addition, Digicel owns, or controls through leases, properties used as retail stores and properties used to house switching equipment in each of its markets. Digicel’s distribution network includes 667 Digicel-branded stores. Furthermore, Digicel owns, or controls through leases, properties used as administrative office buildings and other facilities. These properties include land, interior office space and space on existing structures of various types used to support equipment used to provide communication services. The leased properties are owned by private individuals, corporations and other third parties. In particular, Digicel has established a regional head office in Jamaica for its operations in the Caribbean and a regional head office in Singapore for its operations in the South Pacific. Digicel also owns a hotel in Haiti, which is operated under the Marriott brand.

Other than as outlined above, Digicel does not own material pieces of land or offices.

The following table provides an overview of the Company’s material owned and leased properties as of the date of this prospectus.

Location	Principal Use	Size (Square Meter)	Owned/ leased
Kingston, Jamaica	Regional HQ	14,200	Owned
Jamaica	Office	531	Leased
Singapore	Regional HQ	587	Leased
Haiti	Office	13,935	Owned
Haiti	Office	1,260	Leased
Trinidad and Tobago	Office	515	Owned
Trinidad and Tobago	Office	8,346	Leased
FWI	Office	2,365	Leased
Papua New Guinea	Office	8,337	Leased
Port-au-Prince, Haiti	Hotel	11,500	Owned

Substantially all of Digicel’s property and equipment is subject to encumbrances under senior secured debt facilities described in the section entitled “Description of Our Indebtedness”.

Insurance

Digicel maintains the types and amounts of insurance customary to the industry and markets in which Digicel operates, including coverage for employee-related accidents, injuries and property damage. Digicel considers its insurance coverage and that of its operations to be adequate both as to risks and amounts for the business conducted by Digicel. Digicel is insured against risks of sudden and unforeseen physical loss including loss by natural disasters, including hurricanes and earthquakes, for the replacement cost of Digicel’s network and other assets and for increased cost of works/emergency expenses through business interruption (subject to customary deductibles).

Employees

The following tables indicate the distribution of our employees by geographic region and the split between full-time and part-time employees. The increase in full-time employee numbers between March 31, 2013 and March 31, 2014 was primarily due to previously outsourced call center staff in Jamaica becoming full-time employees. The increase in employees between March 31, 2015 and March 31, 2014 reflects the mobile network expansion in Papua New Guinea, the Cable TV & Broadband acquisitions, the rollout of FTTH and the launch of the Cable TV business in Papua New Guinea. Our employees in French Guiana, Guadeloupe and Martinique, which represent approximately 3% of our workforce, are governed by French Workers Council Legislation. We believe that our relationship with our employees is excellent.

Total Number of Employees

	As of March 31,
	2015	2014	2013
Permanent Employees(1)	6,356	5,686	4,923
Temporary Employees(2)	1,286	620	1,111

(1)	Permanent employees refer to full-time equivalents.
(2)	Temporary employees were primarily employed due largely to rollout and launches.

Permanent Employees by Geographic Region

	As of March 31,
	2015	2014	2013
Jamaica	1,072	1,020	634
Trinidad and Tobago	391	328	290
Haiti	844	904	846
Papua New Guinea	1,217	719	662
Other markets	2,832	2,716	2,491

In March 2015, we successfully completed a voluntary separation program. This program provided us with the ability to reassess the overall Digicel structure and requisite skills of our employees, while at the same time providing employees with an opportunity to pursue alternative work or lifestyles. The program was oversubscribed and facilitated the exit of 476 employees. We will continue to seek ways to control our overall cost base as we add new subscribers in order to continue to improve our operating margins.

Legal Proceedings

Digicel is currently party to litigation relating to certain operations, but in management’s opinion these will not have a material negative impact on Digicel’s financial position or operations. Outlined below are the details of any material cases outstanding. All of the liabilities in the cases have been fully provided for in the financial statements to the extent required by IFRS, as issued by the IASB, and none of the assets have been recognized.

Shareholder Dispute—Panama

Digicel operates in Panama through DHCAL, a Bermuda registered company, which holds a 70% interest in DHPL, a Bermuda registered company, which acts as the holding company for the operating subsidiary in Panama, Digicel (Panama) S.A. Pursuant to a Shareholders Agreement entered into on March 7, 2012 (the “Shareholders Agreement”), DHCAL holds 70% of the shares in DHPL with the remaining 30% being owned by TTF Panama Inc. (“TTF”), a local entity registered in Panama.

Digicel is presently engaged in confidential arbitration proceedings with TTF pursuant to the terms of the Shareholders Agreement. These proceedings are being heard in New York under the auspices of the International Centre for Dispute Resolution. The dispute centers on a capital call issued by the board of DHPL in February 2013, whereby TTF refused to meet the capital call claiming that the Shareholders Agreement provided them with a right to veto any capital calls. Digicel denies this and claims that TTF ought to have its shareholding diluted in accordance with the Shareholders Agreement by failing to meet the capital call. DHCAL issued arbitration proceedings in May 2013 seeking to enforce the capital call provisions of the Shareholders Agreement. The primary relief sought by Digicel was to compel TTF to meet its capital call obligations pursuant to the Shareholders Agreement or to face dilution. TTF issued counterclaims against DHCAL relating to (a) alleged mismanagement of Digicel Panama by Digicel and (b) an alleged failure by Digicel to provide unrestricted access to the books and records of the relevant Digicel Panama companies. These counterclaims are vehemently denied by DHCAL.

The arbitration hearing concluded in June 2015 and Digicel expects that a decision should be provided during the second or third quarter of fiscal year 2016. Management is confident that the reliefs sought in the arbitration will be granted to Digicel and that the counterclaims asserted by TTF will be rejected.

Digicel Guyana—Constitutional Challenge / GT&T claim for exclusivity rights

Digicel Guyana filed a suit in Guyana challenging the exclusive license of the incumbent operator, GT&T, to carry international traffic to and from Guyana. This exclusivity is due to a 20-year agreement that expired in 2010, with an option for GT&T to renew this agreement for a further 20 years, which option has been exercised by GT&T. Digicel Guyana is seeking a declaration that the exclusive license is unconstitutional and unlawful. This matter has been heard and a decision is awaited from the courts in Guyana. Any decision will be subject to a right of appeal.

GT&T has filed a number of legal actions in Guyana in which it has sought certain declarations and damages against Digicel Guyana for, inter alia, alleged infringements of its rights under its licenses held in Guyana and for alleged breaches of the interconnection agreement between Digicel Guyana and GT&T, including GT&T’s asserted claim for exclusivity on the carriage of international traffic to and from Guyana. GT&T asserts that it is the only authorized provider of domestic fixed and international voice and data services to and from Guyana. Digicel disputes this position. These matters are ongoing.

Papua New Guinea—International Refile

The regulator in Papua New Guinea, the NICTA, has recommended the imposition of regulated pricing for the termination of international incoming calls. Such regulation, if imposed, would create a significant adverse impact on revenue for Digicel’s operations in Papua New Guinea. Digicel appealed the recommendation to the ICT Appeals Panel. However, this appeal was rejected in May 2015. The NICTA’s recommendation is now, pursuant to the applicable legislation, deemed to constitute a ministerial decision.

Digicel sought leave to judicially review this ministerial decision. However, this leave was refused on 21 April 2015. Digicel has appealed this refusal to grant leave to judicially review the ministerial decision to the Supreme Court of Papua New Guinea. Digicel hopes the appeal will be heard during the second quarter of fiscal year 2016. Digicel has separately sought judicial review of the decision of the ICT Appeals Panel delivered in May 2015.

Bermuda Exchange Control

Under Bermuda law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s common shares.

The Company has been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of its common shares.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an exempted company, the Company may not carry on certain business in Bermuda without a license or consent granted by the Minister responsible for the Companies Act 1981 of Bermuda (as amended, the “Bermuda Companies Act”). Certain of the Company’s subsidiaries are licensed to carry on business in Bermuda subject to the terms and conditions of their respective license.

REGULATION

Digicel’s operations are subject to regulation in each of the markets in which Digicel operates. The regulatory regimes in the markets in which Digicel operates are less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly.

Some of the significant regulatory uncertainties or issues that Digicel currently faces include:

•	Interconnection rates (and primarily mobile termination rates) in the telecommunications industry worldwide are following a downwards trend with many regulators (most notably those in the European Union) moving towards regulating the setting of interconnection rates based on the putative cost of providing such interconnection services. This trend towards lower interconnection rates has largely been adopted or is being adopted in the markets in which Digicel operates. Regulators in the each of the markets where Digicel operates have reduced, or are considering reducing, interconnection rates. An example would be the significant recent decline in mobile termination rates applicable to Digicel’s operations in the French West Indies. On November 2, 2010, the French regulator, the ARCEP, implemented mandatory phased reductions on mobile termination rates of 38% on January 1, 2011, 38% on January 1, 2012, 60% on January 1, 2013, 15% on November 1, 2013 and a further 22% on January 1, 2015. It is possible that additional reductions in mobile termination rates will be made by ARCEP. In Jamaica, the regulator reduced the mobile termination rates by 78% in July 2013 to J$1.1 (approximately one U.S. cent). In El Salvador, in August 2011, the regulator introduced a 12.5% reduction in mobile termination rates and also introduced further reductions of 11.9%, 14.8% and 21.6% in 2012, 2013 and 2014, respectively. In Anguilla, the regulator introduced decreased interconnection rates in October 2012 that has, over a phased period, decreased the mobile termination rates by approximately 66%. In Barbados, the fair trading commission published a decision in March 2015 which proposes to reduce mobile termination rates by approximately 80% over a two year period. Several regulators, including the regulator in Trinidad and Tobago, have launched regulatory consultation processes aimed at determining new cost based termination rates, which could ultimately involve reductions in mobile termination rates. Digicel cannot predict, which countries will in fact reduce interconnection rates, when these rates will be reduced or the level by which they will be reduced. It is likely that interconnect rates will be under pressure to reduce when the interconnect agreements are renegotiated in Bonaire and Curaçao or in any other of Digicel’s markets where interconnect rates are due to be re-negotiated or amended. As noted above mobile termination rates have already been significantly reduced in Jamaica, Papua New Guinea, Haiti, El Salvador and the French West Indies. As interconnection is a significant component of Digicel’s revenue, the impact could be material and significant.

•	Digicel is receiving an increasing number of requests for interconnection from small, locally domiciled carriers with domestic and international licenses. In most of Digicel’s markets there is a legal requirement to interconnect with other licensed carriers. Since these carriers have no or a very limited number of local subscribers and a significantly lower cost base, they could aggressively start to compete for incoming international calls by undercutting Digicel’s rates. This could reduce Digicel’s revenue on incoming international minutes. These operators could also obtain licenses to provide domestic services and could seek to compete with Digicel for subscribers or in the provision of telecommunications services generally.

•

The growth in Internet connectivity has led to new entrants offering VoIP services or other OTT content services, which provides additional competitive risks to aspects of Digicel’s business; primarily the provision of voice services. Such operators could displace the services Digicel provides in wireless communication by using Digicel’s customers’ Internet access (which may or may not be provided by Digicel) to enable the provision of voice calls and data directly to Digicel’s customers but without, for example, paying termination fees for calls to Digicel’s subscribers on Digicel’s network. There is considerable uncertainty across the markets in which Digicel operates with respect to the regulatory regime or rules, which apply to the provision of these kinds of services. In Trinidad and Tobago, the regulator has commenced a consultation process in relation to how such services should be regulated, if at all, and how these services ought to be distinguished from the traditional means of providing these services. Other regulators in other markets in which Digicel operates have signaled an intention to address the issue of regulation of VoIP services or other OTT content services. The outcomes of any such consultation processes and any attendant changes to the applicable regulatory regimes could impact the ability of Digicel to compete with these services.

•	In many of Digicel’s markets, the laws and regulations governing use of the Internet are evolving. Existing laws or future laws or regulations may impede the growth of the Internet or the provision generally of other online services or internet based services by Digicel in such markets. These laws and regulations could relate to the services being provided, user privacy, data protection, pricing, quality of service, content, copyright, distribution, electronic contracts and other communications, consumer protection, universal service obligations and Internet access. In addition, it may not be clear how existing laws governing matters such as intellectual property ownership and personal privacy apply to the Internet in Digicel’s markets. Any changes in the applicable law and regulations relating to these matters may negatively impact Digicel’s business.

•	Digicel currently uses the Jamaican Mobile Country Code and Mobile Network Code (also known as the HNI Code) in many of the markets in which Digicel operates. This practice has been disputed by some regulators and competitors and any requirement that Digicel ceases this practice could cause disruptions as Digicel replaces the SIM cards used by Digicel’s customers and result in lost revenue due to the disruptions and lower roaming revenue. In September 2008, the ITU approved annex E to Recommendation E.212 (International Identification Plan for Mobile Terminals and Mobile Users), which states that in the event that both regulators agree that an operator can use an HNI extra-territorially, each of the regulators will notify the ITU. Since this is a recommendation, Digicel has opted not to proactively seek such approvals from the relevant regulators, but should this issue arise in any jurisdiction, Digicel will then undertake this exercise. Digicel believes that it could obtain such approvals without adversely affecting Digicel’s business or operations if Digicel were required to do so. However, if Digicel is unable to do so, Digicel would incur costs to change all of its customers’ SIM cards, customer disruption as a result of changing the SIM cards, and loss of revenue from roaming due to customer disruptions and churn. Digicel does not use the Jamaican code in the French West Indies, Trinidad and Tobago, Aruba, Suriname, El Salvador or Digicel’s South Pacific markets, and Digicel is permitted by law to use the code in Jamaica. Accordingly, Digicel believes that any change in this practice would not have a material impact on Digicel’s significant operations.

Digicel may also face other regulatory challenges over time in addition to those described above; including those described in the “Risk Factors” section of this prospectus. See “Risk Factors—Risks Relating to Legislative and Regulatory Matters” and “Risk Factors—Risks Relating to Digicel’s Business, Technology and Competition”.

Mobile

Overview

The licensing, construction, ownership and operation of telecommunications networks and the grant, maintenance and renewal of telecommunications licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by different governmental authorities in each of the markets that Digicel serves. The regulatory regimes in the markets in which Digicel operates are less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly. See “Risk Factors—Risks Relating to Legislative and Regulatory Matters—The telecommunications operations market is heavily regulated and changes in regulation could adversely affect Digicel”.

Typically, Digicel’s mobile operations are regulated by the government (e.g., the Ministry of Communications), an independent regulatory body or a combination of both. There are also umbrella organizations, which operate across two or more of Digicel’s markets and which form part of the regulatory framework in those markets. An example would be the Eastern Caribbean Telecommunications Authority (“ECTEL”) which regulates telecommunications in tandem with the respective local National Telecommunications Regulatory Commissions in St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Dominica.

In all of the markets in which Digicel operates, there are ongoing discussions and consultation process involving other operators and the governing authorities regarding issues such as mobile termination rates and other interconnection rates, universal service obligations, interconnection obligations, spectrum allocations, universal service funds and other industry levies and number portability. This list is not exhaustive; such ongoing discussions are a typical part of operating in a regulated environment.

The below table summarizes the mobile license term and frequency allocation in each of our markets as of the date of this prospectus:

	Mobile License Renewal Year	Frequency Allocation
Market		700/ 800MHz	850/ 900MHz	1800/ 1900MHz	2100/ 2600MHz	2300 to 3500MHz
Jamaica	2030	24.0	42.0	38.0	—	110.0
St. Lucia	2017	—	25.6	44.0	—	50.0
St. Vincent and the Grenadines	2017	—	23.6	44.0	—	—
Aruba	2023	—	12.0	20.0	20.0	—
Grenada	2018	—	22.4	44.0	—	50.0
Barbados	2018	—	20.0	36.0	20.0	50.0
Cayman Islands	2018	22.0	28.0	100.0	—	140.0
Curaçao	2014	—	20.0	20.0	20.0	—
Anguilla	2024	24.0	10.0	30.0	—	—
Dominica	2017	—	28.4	40.0	—	—
St. Kitts and Nevis	2019	—	12.4	30.0	—	—
Antigua and Barbuda	2021	36.0	58.0	50.0	—	—
Bermuda	2026	—	4.4	70.0	—	—
French Guiana	2025	—	50.0	20.0	10.0	—
Guadeloupe	2025	—	20.8	20.0	10.0	—
Martinique	2025	—	20.8	20.0	10.0	—
Trinidad and Tobago	2015	24.0	13.0	40.0	80.0	—
Haiti	2020	—	59.6	40.0	20.0	20.0
Bonaire	2017	—	15.0	—	20.0	—
Turks and Caicos	2021	24.0	20.0	20.0	—	—
El Salvador	2018	—	50.0	—	—	—
Guyana	2016	—	12.0	12.0	12.0	—
Suriname	2022	—	44.4	20.0	10.0	—
British Virgin Islands	2022	—	—	70.0	—	—
Montserrat	(1)	—	—	—	—	—
Samoa	2021	—	34.0	—	—	50.0
Papua New Guinea	2021-2024	30.0	34.8	60.0	—	—
Tonga	2027	30.0	24.0	28.0	—	140.0
Vanuatu	2023	—	24.8	50.0	—	50.0
Fiji	2028	30.0	24.0	30.0	30.0	55.0
Nauru	2024	90.0	25.0	75.0	40.0	130.0

(1)	Digicel has authority to provide mobile services in Montserrat from the local government, pending issuance of a formal license.

Key markets

Below Digicel describes in further detail the regulatory position in its key markets and material regulatory considerations in its other markets relating to its Mobile business.

Jamaica

Jamaica’s OUR was established in 1995 to regulate utilities in Jamaica. Jamaica began its liberalization process with the enactment of the Telecommunications Act 2000 and, also in 2000, the OUR was officially recognized as the regulatory body for the telecommunications industry. Under the Telecommunications Act 2000 (as amended), the OUR is given very broad powers including the ability to regulate retail rates. The OUR has the right to suspend or revoke Digicel’s licenses in the event it fails to comply with license terms or the terms of the Telecommunications Act.

The Jamaican government has developed a new telecommunications policy, which requires as a prerequisite a new Telecommunications Act or equivalent legislation to be enacted. The new legislation was expected to be based on the ICT Sector Policy, which was tabled and approved by Parliament in March 2011. However, in May 2012 the Jamaican parliament approved a new bill to amend the Telecommunication Act without any consultation with the industry. This was done as “emergency legislation” and has significantly increased the power of the OUR, including the ability to set interim termination rates and interim retail price caps; award damages to third parties; conduct search and seizure of an operator’s premises and property without the need for a court order; request any information that the OUR deems to be of interest; disclose information that is currently considered to be confidential and set termination rates based on specified cost accounting principles. These extended powers granted to the OUR may have a material adverse impact on Digicel’s retail and wholesale revenue and generally in respect of its operations in Jamaica.

Under Jamaican law, a company is “dominant” if by itself or together with a connected company, it occupies a position of economic strength that enables it to operate in the market without effective constraints from its competitors or potential competitors. Companies that are determined by the OUR to be “dominant” may be subject to additional regulation, and in particular, regulation of interconnection charges. The Telecommunications Appeal Tribunal confirmed on May 31, 2010 an earlier OUR determination that all mobile operators in Jamaica are declared dominant. As a result, mobile operators in Jamaica are subject to increased regulation, including an obligation to issue a Reference Interconnect Offer and to provide cost based interconnection rates. The OUR launched its cost calculation consultation in 2012 and issued its final determination on May 31, 2013 in which it established that Jamaican mobile termination rates shall be set at J$1.1 (approximately one U.S. cent) with effect from July 1, 2013. In the six months ended September 30, 2013, domestic mobile termination revenue in Jamaica represented approximately 1.4% of Digicel Jamaica’s total revenue and 0.2% of Digicel’s consolidated revenue.

The mobile license originally issued to Digicel consisted of three separate licenses: a mobile service provider license, a mobile carrier license and a mobile spectrum license. Each mobile license has a 15-year term that came into effect on March 14, 2000 and was renewable for another 15 years if Digicel operated within the licensing terms. The license provides Digicel with 2 x 10 MHz of spectrum in the 900 MHz band, 2 x 12 MHz in the 1800 MHz band, 2 x 7 MHz in the 1900 MHz band and 2 x 10 MHz in the 850 MHz band. Digicel is free to set and adjust tariffs, but, as noted above, the OUR has the right to suspend or revoke its licenses in the event that it fails to comply with the license terms or the terms of the Telecommunications Act. In June 2009, Digicel received an additional 12 year mobile broadband license (60 MHz) in the 2.5 GHz band, which included requirements to cover 60% of the population within 18 months. This target has been achieved and Digicel estimates its current coverage level at 64%. Digicel is now subject to a cap on frequency allocation, which may prevent it from obtaining additional mobile frequency in Jamaica. In March 2014, Digicel renewed its original licenses for an additional 15 years. In addition, Digicel was granted an additional license in the 700 MHz spectrum.

In June 2005 (extended indefinitely in 2008), the Minister for Commerce, Science and Technology imposed a levy of U.S. $0.02 on each international incoming call to mobile phones and U.S. $0.03 to fixed lines, in order to raise funds from the telecommunications industry for rolling out broadband Internet access to schools and libraries (through a universal service fund). International carriers agreed to pay the levy under protest and did reserve their rights in relation to the legality of these measures. At the end of May 2012, the Jamaican Minister of Finance announced a number of new tax measures aimed at raising approximately J$60 million for the government in the year ended March 31, 2012 from the telecommunication sector. These new taxes took effect on July 15, 2012 and comprise (a) a J$0.075 per minute tax on all incoming international calls to mobile phones (inclusive of all inbound roaming minutes), (b) a J$0.05 per minute tax on all fixed-to-fixed calls originating and terminating in Jamaica, and (c) a J$0.40 per minute tax on all other calls originating from a public mobile network in Jamaica to domestic or international numbers (including outbound roamers). The government of Jamaica may seek other means to recover funds for the universal service fund, including directly or indirectly from Digicel and other operators.

Digicel has interconnection agreements with C&W in Jamaica, whereby it pays C&W for calls originated from its network that terminate on C&W’s network, and vice versa. Interconnection agreements cover voice traffic between its mobile network in Jamaica and C&W’s fixed-line network in Jamaica and its mobile network in Jamaica and C&W’s mobile network in Jamaica. The companies have negotiated a separate commercial arrangement for data and other traffic. Digicel also has an interconnection agreement with Flow Jamaica, whereby it pays Flow Jamaica for calls originated from its network that terminates on Flow Jamaica’s network, and vice versa. Other entities have requested interconnection from Digicel Jamaica; which interconnection primarily relates to incoming international traffic. These interconnect requests are being addressed by Digicel.

Following a consultation process conducted by the OUR, Fixed Number Portability and Mobile Number Portability was introduced in Jamaica on 22 June 2015.

Haiti

Communications in Haiti is regulated by the National Council for Telecommunications (“Conatel”). The Digicel Group and its former Haitian minority partner, GB Group S.A., signed a memorandum of understanding in January 2005 to apply for a GSM telecommunications license through its jointly held subsidiary. This structure allowed Digicel to comply with the Haitian government’s requirement that any application for a license be made through a local Haitian company. Digicel’s subsidiary was awarded one of three new telecommunications licenses in Haiti in June 2005. Digicel subsequently acquired the minority interest held by GB Group S.A. in 2006. This license is for a 15-year term and allows Digicel to use 2 x 20 MHz of spectrum in the 1800 MHz band and 2 x 9.8 MHz in the 900 band.

On March 30, 2012, Digicel received a further 2 x 10 MHz in the 2100 MHz ban. The acquisition of Comcel and its GSM service, branded as Voila, on March 30, 2012, included the provision of an additional 2 x 20 MHz in the 850 MHz band, allowing Digicel to evolve to 3G. Both the Comcel and the Digicel license extend to the year 2020.

In June 2011, a $0.05 per minute levy on all incoming international calls was implemented in Haiti, with levied funds designated for the National Education Fund.

Conatel has confirmed that it wishes to implement mobile number portability in Haiti. However, the operators have been unable to date to commit to a timetable and process to implement mobile number portability.

Digicel has an Interconnection Agreement with the incumbent operator Natcom, whereby it pays Natcom for calls originated from its network that terminate on Natcom’s network, and vice versa. The Interconnection Agreement covers voice traffic between Digicel’s mobile network in Haiti and Natcom’s fixed-line network and mobile network in Haiti.

Conatel has the right to regulate retail rates, as well as the right to suspend or revoke licenses in the event Digicel fails to comply with license terms or the terms of the Telecommunications Act of 1977. The Telecommunications Act of 1977 extends to broadcasting as well as telecommunications. Draft legislation to modernize the Telecommunications Act has been debated for many years, but no new legislation has been passed by Parliament to date. It has been proposed that a new telecommunications bill will be introduced into Parliament in 2016 or 2017.

Trinidad and Tobago

Telecommunications in Trinidad and Tobago is regulated by the Telecommunications Authority of Trinidad and Tobago (“TATT”), which was set up in July 2004 pursuant to the Telecommunications Act of 2001. TATT regulates both the telecommunications sector and the broadcasting sectors, and is also the body vested with the responsibility of managing radio frequency spectrum in Trinidad and Tobago.

Digicel has a 10-year concession in Trinidad and Tobago to provide mobile and international telecommunications services, which expires in December 2015. Digicel has written to TATT for renewal and it expects to receive a renewed concession on broadly the same terms as the existing concession. We do not anticipate any significant issues in this regard. TATT has confirmed to Digicel that it will provide the appropriate forms to Digicel for renewal on or about the end of June 2015, as no formal process for concession renewals had been developed at the time of liberalization.

Digicel has 2 x 6.5 MHz of spectrum in the 850 band and 2 x 20 MHz of spectrum in the 1900 MHz band. This spectrum license will also expire in December 2015 and is expected to be renewed on the same terms concurrently with the renewal of the concession. Digicel also has a 10-year license for 40 MHz of spectrum in the 2.5 GHz band, which was issued in May 2010.

Digicel is directly interconnected with the two other major domestic operators, Telecommunications Services of Trinidad and Tobago (“TSTT”) and Flow/Columbus. Five-year agreements were executed in identical commercial terms with both operators, which expire in March 2017. Interconnection agreements cover voice traffic between Digicel’s mobile network in Trinidad and Tobago and TSTT’s fixed-line and mobile networks in Trinidad and Tobago, and between Digicel’s mobile network in Trinidad and Tobago and Flow’s fixed network in Trinidad and Tobago. We are finalizing arrangements for interconnection between our own fixed network and TSTT’s fixed-line and mobile networks in Trinidad and Tobago. Interconnection Rates in Trinidad and Tobago are primarily a matter for commercial negotiation at the first instance.

In June 2015, TATT announced an industry consultation process to address the regulation of OTT operators in Trinidad and Tobago. Digicel has asserted that under the laws of Trinidad and Tobago, OTT operators are engaged in illegal by-pass and have requested that TATT address this issue. Digicel will engage in this consultation process.

Digicel also has the following licenses in Trinidad and Tobago: (i) a 10-year concession to provide fixed wireless services, which expires in May 2020, (ii) a 10-year concession to provide fixed wired services, which expires in October 2024, and (iii) a 10-year concession to provide subscription broadcasting services over a fixed telecommunications network, which expires in March 2025.

Digicel is currently in the process of deploying a state-of-the-art fiber network in Trinidad and Tobago and expects to launch residential broadband, fixed line and subscription television services using these concessions in the near term.

In August 2013, TATT issued a request for proposals for a third mobile operator as well as for the award of spectrum in the 700 MHz, 800 MHz and 1900 MHz spectrum bands. In April 2014, Digicel applied for additional spectrum as part of the spectrum RFP process; most notably for spectrum in the 700 MHz band. TATT also received five applications for the award of a third mobile concession in Trinidad and Tobago to compete with TSTT and Digicel. The result of this RFP process has not been announced, although it is believed that the merger between C&W and Columbus has impacted this process.

TATT has also commenced a process aimed at implementing fixed and mobile number portability in Trinidad and Tobago. However, no firm timetable for the process has been established.

French West Indies

The French West Indies forms part of the French Republic and thus these markets are governed by French law and applicable EU laws and regulation. The “Autorité de Regulation des Communications Électroniques et des Postes” (“ARCEP”) of the Republic of France serves as the regulatory body for telecommunications in Digicel’s three French West Indies markets of Guadeloupe, Martinique and French Guiana.

In French Guiana, Digicel has a license to provide services on 2 x 6.6 MHz in the 900 MHz band, 2 x 10 MHz in the 1800 MHz band and 2x5 MHz in the 2100 MHz band. In Guadeloupe, Digicel has a license to provide services on 2 x 10.4 MHz in the 900 MHz band, 2 x 10 MHz in the 1800 MHz band and 2x5 MHz in the 2100 MHz band. In Martinique, Digicel has a license to provide services in 2 x 10.4 MHz in the 900 MHz band, 2 x 10 MHz in the 1800 MHz band and 2x5 MHz in the 2100 MHz band. These licenses expire in April 2025 and they impose minimum coverage, quality of service and annual capital expenditure requirements. On February 11, 2010, Digicel was formally advised that Digicel had been assigned an additional 2 x 5 MHz in the 2.1 GHz band in each of its French West Indies markets.

In February 2005, ARCEP determined that Bouygues Telecom Caraibe (now Digicel FWI) had significant market power in the wholesale market for voice termination and imposed certain access, transparency and non-discrimination obligations. While ARCEP did not impose price controls on Bouygues Telecom Caraibe, it did impose such caps on its competitor, Orange. However, Bouygues Telecom Caraibe had to reduce its pricing to remain competitive. In addition, ARCEP did prohibit Bouygues Telecom Caraibe from setting “excessive” rates. ARCEP has subsequently confirmed this position. Digicel’s other competitors are subject to similar obligations in the French West Indies.

In April 2006, mobile number portability was introduced in Guadeloupe, Martinique and French Guiana.

In April 2007, ARCEP launched a public consultation with a three-year analysis period of the mobile market (2008-2010). Following this analysis ARCEP decided that it was necessary to maintain all the existing regulatory obligations during this period. Several similar rounds of analysis following this three-year duration have led to the same conclusions with the pre-existing regulatory obligations being maintained.

In June 2007, the EU implemented a “Euro Tariff” which imposed a decrease in wholesale and retail roaming charges. This regulation also applies to subscribers roaming between the French West Indies and mainland France. In July 2009 there was a further decrease in the “Euro Tariff” and additional regulation of short messaging services rates was introduced. In July 2010 and July 2011, this “Euro Tariff” was further decreased. In July 2012, data was included in the Euro Tariff and as such also regulated with a price cap. The EU’s roaming rules will progressively lower current retail price caps on voice, texting (short messaging services) services and mobile data services. These caps will operate until June 30, 2017.

The EU has approved a new regulatory package, which was designed to reflect the increased competition and it was suggested that the industry should be less regulated. This new regulatory package was approved on December 18, 2009 and member states were required to implement this package by June 18, 2011. On September 11, 2013, the EU announced a further plan to reform the telecommunications market; which included further reduction in roaming charges and international call charges.

The European Commission also issued a recommendation that termination rates should become uniform within the EU and that mobile termination rates would be between €0.01 and €0.03 per minute by 2012. In connection with this recommendation, effective January 1, 2009, mobile termination rates were cut by 47% and were decreased further on January 1, 2010. On November 2, 2010, ARCEP implemented a reduction of 38% on January 1, 2011, another cut of 38% on January 1, 2012, a further reduction of 60% on January 1, 2013, and a further reduction of 22% on January 1, 2015.

ARCEP launched a public consultation on spectrum allocation on September 30, 2013, in order to analyze the allocation of all available radio frequencies (700 MHz, 800 MHz, 900 MHz, 1800 MHz, 2100 MHz and 2600 MHz bands). New public consultations were expected to be launched by the French Government for early 2014. However, no such public consultation process has been commenced to date

Papua New Guinea

On March 27, 2007, Digicel PNG was awarded a 10-year mobile telecommunications license by the former licensing regulator, the Independent Consumer and Competition Commission (“ICCC”). The Government subsequently undertook a comprehensive review of the regulatory framework for telecommunications in Papua New Guinea, which resulted in the passing of new telecommunications legislation, the National Information and Communications Technology Act 2009 (the “NICTA Act”), which came into effect in October 2010. The new legislation established the NICTA as the telecommunications regulator, taking over the roles of the ICCC and PANGTEL (the agency responsible for technical regulation of telecommunications). The ICCC remains the general competition regulator.

NICTA is responsible for all regulatory functions relating to ICT services, including licensing, radio spectrum management and access related issues, including recommending the regulation of wholesale, interconnection and access services and determining disputes in relation to any such regulated services. Of particular relevance to Digicel, the Domestic Mobile Terminating Access Service (“DMTAS”) and the Domestic Fixed Terminating Access Service (“DFTAS”) were each “deemed” to be regulated (“declared”) under the terms of the NICTA Act with those declarations being set to expire on December 31, 2014. NICTA may also recommend the imposition of retail price regulation on a licensee in a market in which that licensee is found to have a substantial degree of market power, which power is anticipated to endure over the period of the regulation and there is a material risk of higher prices or reduced service arising from that power. A “substantial degree of market power” is not defined under the NICTA Act. However, NICTA has applied that term consistently with generally accepted competition law principles. NICTA’s decisions in relation to declarations, retail service regulation recommendations and arbitrations are subject to merits based review by an ICT Appeals Panel, whose decisions may also be judicially reviewed on matters of law.

Since the Act came into effect, NICTA has, through the Minister responsible for telecommunications, regulated prepaid mobile prices. This has required Digicel PNG to ensure that its retail tariffs for off-net prepaid traffic are no more than 40% higher than on-net prepaid traffic. This regulation took effect in November 2012 and shall remain in place for a period of five years. NICTA was also required by law to hold public inquiries into regulating wholesale services such as infrastructure sharing and national roaming. Those public inquiries resulted in the regulation of international submarine cable transmission capacity and gateway services for a period of five years beginning March 21, 2013. However, NICTA decided not to recommend a declaration regarding infrastructure sharing and national roaming at that time.

In October 2014, NICTA recommended that the Minister extend the declarations of DMTAS and DFTAS for a further period of five years and expand the definitions of those services to include termination of incoming international calls. The Minister was deemed to have accepted that recommendation on or about December 28, 2014. Digicel has initiated legal proceedings to challenge, inter alia, the power to regulate inbound international calls as part of the domestic interconnection service. Those proceedings are continuing; see “Business—Legal Proceedings—Papua New Guinea—International Refile”.

As noted above, interconnection services have been regulated in Papua New Guinea, although current interconnection rates were set through commercial negotiation. On June 12, 2015, new commercially agreed domestic interconnection rates came into effect operating on a three-year glide path as follows: from June 12, 2015 to June 11, 2016, the fixed termination rate (“FTR”) and the mobile termination rates are both set at 13 toea per minute; from June 12, 2016 to June 11, 2017, the FTR and mobile termination rates are both set at 10 toea per minute; and from June 12, 2017 to June 11, 2018, the FTR and mobile termination rates are both set at 8 toea per minute.

Under the new regulatory framework, Digicel PNG was granted three new operator licenses on July 1, 2011 and the original Public Mobile Telephone and VAS licenses were surrendered. The expiration dates are: June 30, 2021 in respect of the Individual Network License and Individual (Gateway Service) License and February 5, 2024 in respect of the Individual Application License. The licenses may be renewed for at least 10 years from expiration.

Other markets

Digicel is regulated in all of its other markets by local regulatory bodies. Typically, Digicel’s mobile operations are regulated by the government (e.g., the Ministry of communications), an independent regulatory body or a combination of both. In certain markets there are ongoing discussions and consultations with other operators and the governing authorities regarding issues such as mobile termination rates and other interconnection rates, universal service obligations, interconnection obligations, spectrum allocations, universal service funds and other industry levies and number portability. Such ongoing discussions are a typical part of operating in a regulated environment.

Examples of issues in these other markets, which currently materially impact Digicel or which may potentially materially impact Digicel include such matters as:

In October 2011, the ECTEL issued its final decision to implement number portability for both fixed and mobile in the ECTEL Member States. This covers Digicel’s operations in St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Dominica. In June 2015, ECTEL advised Digicel that it wishes to commence the implementation process through the establishment of an industry working group. Digicel has been invited to participate in this working group, which will involve representatives of the National Telecommunications Regulatory Commission in each member state, a consultant appointed by ECTEL and representatives of other operators. It is unclear when number portability will eventually be implemented in the ECTEL member states.

In March 2013, Digicel challenged the imposition contained in Digicel’s new license in Aruba that all network elements be located in Aruba. The cost of duplicating the network elements (both in Jamaica and Curaçao) would be approximately $1.6 million. The Court of first instance ruled that the Minister has to reconsider the requirement that all network elements should be located on Aruba. The Minister appealed this decision and Digicel is currently awaiting their grounds of appeal.

In March 2015, the fair trading commission of Barbados announced the implementation of long run incremental cost (“LRIC”) based termination rates for mobile and fixed termination. The fair trading commission’s decision makes clear that the changes will not affect incoming international termination, but only termination for calls originated in Barbados (domestic termination). The mobile termination rate is due to decrease from U.S. 12.7 cents to U.S. 2.7 cents. The changes are to be implemented in a two stage process starting on May 1, 2015 (with 60% of the reduction imposed) and on April 1, 2016 (with the remaining 40% of the reduction to be imposed). Digicel has challenged the decision of the fair trading commission through the review mechanism provided in the relevant legislation and have sought a stay on the implementation of the rates until that challenge has been adjudicated upon. The fair trading commission has agreed to impose a stay on the implementation of their decision while the review process is ongoing. As such, it is unclear when the fair trading commission’s decision will be implemented or whether it may be amended.

Digicel’s mobile license in Curaçao expired in February 2014. In July 2013, Digicel requested a renewal. On February 20, 2014, the regulator confirmed in writing that the existing license will continue until the new one has been issued. Digicel has continued to pursue the issuing in a new license and have been assured that it will be issued in early course.

In Samoa and Vanuatu, Digicel has been designated as dominant by the regulators and is the subject of antitrust complaints Digicel’s competitors in those jurisdictions. As a result, Digicel may be subject to additional regulation, including regulation of certain retail rates.

Cable TV & Broadband

The licensing of Cable TV & Broadband products is regulated by different governmental authorities in each of the markets that Digicel serves. The regulatory regimes in the markets in which Digicel operates are less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly (See “Risk Factors—Risks Relating to Legislative and Regulatory Matters—The telecommunications operations market is heavily regulated and changes in regulation could adversely affect Digicel”).

Typically, Digicel’s Cable TV & Broadband operations are regulated by the government (e.g., the Ministry of Communications), an independent regulatory body or a combination of both. In many cases, the telecommunications sectors and the broadcasting sectors are regulated by different regulatory bodies or entities. In other cases (such as in Trinidad and Tobago), the same body regulates both sectors.

The below table summarizes the key license terms in each of Digicel’s markets as of the date of this prospectus:

Market	License Renewal Year			Type of Service Licensed
	Broadband	Cable TV	Fixed-Line Telephone
Jamaica	2016	2017	2023	Domestic voice services, Internet and Subscriber TV
St. Lucia	2023	N/A	2023	Fixed Telecommunications and Internet
St. Vincent and the Grenadines	2021	N/A	2018	Fixed Telecommunications and Internet
Aruba	N/A	N/A	N/A	N/A
Grenada	2021	N/A	2021	Fixed Telecommunications and Internet
Barbados	2018	N/A	2020	ISP Telecoms, Fixed Telecoms Wireless Domestic, Domestic Telecommunications Carrier
Cayman Islands	2018	N/A	2018	Fixed Telecommunications and Internet
Curaçao	N/A	N/A	N/A	N/A
Anguilla	N/A	2013	N/A	Cable and TV Services
Dominica	2017	Indefinite	2017	Fixed Telecommunications, Internet and Broadcasting
St. Kitts and Nevis	N/A	2021	N/A	Cable TV Franchise
Antigua and Barbuda	2027	N/A	N/A	International and Internet.
Bermuda	2033	N/A	2033	Internet, Fixed and Wireless
French Guiana	N/A	N/A	N/A	N/A
Guadeloupe	N/A	N/A	N/A	N/A
Martinique	N/A	N/A	N/A	N/A
Trinidad and Tobago	2024	N/A	2020	Fixed Telecommunications and Internet
Haiti	2015	N/A	2020	Internet, Fixed and Wireless
Bonaire	N/A	N/A	N/A	N/A
Turks and Caicos	2025	N/A	2021	Fixed Telecommunications and Internet
El Salvador	2029	N/A	2029	Fixed Telecommunications and Internet
Guyana	N/A	N/A	N/A	N/A
Suriname	N/A	N/A	N/A	N/A
British Virgin Islands	N/A	N/A	N/A	N/A
Samoa	2020	N/A	2025	Internet and Fixed Line Services
Papua New Guinea	2021	2021	2021	Internet, Broadcasting and Fixed Line Services
Tonga	2027	2027	2027	Internet, Broadcasting and Fixed Line Services
Vanuatu	2023	N/A	2023	Internet and Fixed Line Services
Fiji	2028	N/A	2028	Internet and Fixed Line Services
Nauru	2024	2024	2024	Internet, Broadcasting and Fixed Line Services

Key markets

Below Digicel describes in further detail the regulatory position in its key markets related to its Cable TV & Broadband product line.

Jamaica

Digicel (Jamaica) Limited acquired 100% ownership of Telstar Cable Limited on September 11, 2014. Telstar Cable Limited is a Subscriber Television cable operator duly licensed by the Broadcasting Commission of Jamaica and is authorized to provide subscriber television services to the public in Kingston, St Andrew and Portmore Jamaica.

Telstar’s Subscriber TV License has a 10-year term that will expire on March 3, 2016. Digicel (Jamaica) Limited is in the process of transferring the current Subscriber Television License and related services from Telstar to Digicel as it upgrades the existing network and services portfolio. Digicel has applied for the transfer of the License from Telstar to Digicel and has also applied to expand the number of zones in which it is permitted to provide services to the public. This application has been approved by the Broadcasting Commission of Jamaica and is being processed by the Office of the Prime Minister.

Haiti

On April 1, 2010, Digicel acquired ACN, an ISP licensed by Conatel to offer Internet services to customers as well as to create a fiber backbone in Haiti and to land a subsea cable in Haiti. The fiber backbone and the subsea landing have been in place since 2012, and the fiber backbone is being continually expanded and upgraded. The ACN license was renewed in February 2015, for a further period of 15 years.

In February 2014, Digicel took a minority equity position in NuTV, a new wireless cable operator presently rolling out in Haiti. NuTV was awarded a license for terrestrial scrambled wireless cable by Conatel on January 28, 2011, for a period of 15 years.

Conatel has the right to suspend or revoke licenses in the event Digicel fails to comply with license terms or the terms of the Telecommunications Act of 1977. The Act extends to broadcasting as well as telecommunications. Draft legislation to modernize the Telecommunications Act has been debated for many years, but no new legislation has been passed by Parliament to date. It is expected that a new telecommunications bill will be introduced into Parliament in 2016 or 2017.

Trinidad and Tobago

Telecommunications in Trinidad and Tobago is regulated by the TATT, which was set up in July 2004 pursuant to the Telecommunications Act of 2001. TATT regulates both the telecommunications and the broadcasting sectors, and is also the body vested with the responsibility of managing spectrum in Trinidad and Tobago.

Digicel also has the following licenses in Trinidad and Tobago: (i) a 10-year concession to provide fixed wireless services, which expires in May 2020, (ii) a 10-year concession to provide fixed wired services, which expires in October 2024, and (iii) a 10-year concession to provide subscription broadcasting services over a fixed telecommunications network, which expires in March 2025.

Digicel is currently in the process of deploying a state of the art fiber network in Trinidad and Tobago and expect to launch residential broadband, fixed line and subscription television services in the near distant future.

French West Indies

By declaration of ARCEP made in November 2011, Digicel was granted the right to operate in the broadband access markets in the French West Indies; which right is primarily used for Business Solutions products and services. Pursuant to its acquisition completed on 11 September 2014, Digicel also now operates concessions in the French West Indies, which were granted to the Global Caribbean Fibre group in 2006 and 2007.

Following the recommendations of European Commission dated December 17, 2007 concerning relevant markets for products and services in the communications sector (which defined wholesale physical network infrastructure access—including shared or fully unbundled access—at a fixed location, and wholesale broadband access as important markets), ARCEP issued two decisions in July 2008. These decisions imposed additional obligations on the incumbent (Orange). In 2009, the French Competition Authority issued further rulings to compel Orange to comply with these obligations.

ARCEP has, to date, conducted four analysis cycles. Following the conclusion of the most recent market analysis, ARCEP adopted three decisions applicable to the cable broadband and high-speed broadband markets for the period mid-2014 to mid-2017. These decisions provide, for the period from mid-2014 to mid-2017, asymmetrical regulation (i.e., which applies only to SMP, as defined below, operator Orange) for the cable broadband and superfast broadband markets. The decisions also provide for wholesale (physical) network infrastructure access (including shared or fully unbundled access) at fixed locations; which includes shared or fully unbundled access, through copper local or sublocal loop and access to underground or other engineering infrastructure, which can be used for fiber local loop rollout. Orange is also regulated in the separate market for wholesale broadband access, which includes all wholesale generalist activated broadband offers (whether they are based on copper for DSL, coaxial cable or fiber) delivered at a subnational level, including internet protocol, Asynchronous Transfer Mode, a cell-switching and multiplexing technology (“ATM”), and Ethernet offers.

The cable broadband and hi-speed broadband markets are considered to be national markets (i.e., including mainland France and the French West Indies) and Orange is considered as having a significant market power (‘SMP’) in those markets. As a consequence, ARCEP has imposed certain access, transparency, non-discrimination, quality of service, reflecting costs and accounting obligations on Orange in those markets.

As regards wholesale terminating segments of leased lines (which is irrespective of the technology used to provide leased or dedicated capacity), ARCEP has declared the wholesale market of capacity services for the terminating segments of a leased circuit (called local tails or local segments) as the relevant market. This market is considered as a national market (i.e., including mainland France and the French West Indies) and Orange is considered to have a SMP in this market.

ARCEP has declared the wholesale market of capacity services for long distance inter-territorial segments for French Guiana—mainland France and French Guiana—Martinique (Orange is considered to have a SMP in this market); Saint-Barthelemy—mainland France, Saint-Barthelemy—Martinique and Saint-Barthelemy—Saint-Martin (Global Caribbean Network is considered to have a SMP on this market) as distinct relevant markets.

Together, these recent ARCEP decisions increase opportunities for operators, like Digicel, to share existing infrastructure, and so reduce the cost of deploying superfast broadband access. They provide broader and less restrictive use of Orange infrastructure, clarification of the terms and conditions of the fiber backhaul offer and, more generally, of the solutions needed to deploy and operate fiber local loops. These ARCEP decisions also make it possible to render available services, and particularly TV services, on the copper network more readily by: allowing alternative operators to enhance their plans without being involved in unbundling and also by providing Orange all of the means to begin selling TV services in non-unbundled areas, within a predictable legal framework, and enabling alternative operators to step up the pace of unbundling the smallest cabinets. Accordingly the existing disparities in the services that are available in unbundled and non-unbundled areas should gradually disappear.

Several operational improvements have been brought to existing wholesale offers (Local Loop Unbundling, civil engineering, sub-loop unbundling, reproducing bundled plans, expanding the range of available bitrates and including optical fiber back-up services for wholesale fiber bitstream offers on dedicated local loops, etc.)

This new regulatory framework defines the strengthened non-discrimination obligations, pursuant to the European Commission recommendation of September 11, 2013 on “consistent non-discrimination obligations and costing methodologies to promote competition and enhance the broadband investment environment”. It also provides for increased monitoring of submarine cable tariffs.

Finally, partial and progressive deregulation of wholesale markets specific to business market began on January 1, 2015, and helps to provide market players with the certainly required to provide such services to the business market.

Papua New Guinea

In April 2012, NICTA granted Digicel PNG an Individual Content License, expiring on April 12, 2022. Together with the Individual Network License and the Individual Application License, Digicel PNG has all the operating licenses required to provide telecommunications, content and other multimedia services, including free-to-air television as well as subscription television. NICTA also granted Digicel VHF-TV spectrum (72 MHz) for broadcasting a DTT service in Papua New Guinea.

MANAGEMENT

Board of Directors

Directors

The following table lists our directors as of the date of this prospectus. Unless otherwise stated, the business address for all members of our board of directors is c/o Digicel Group Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Name	Position	Year of First Appointment
Denis O’Brien	Chairman	2000
Leslie Buckley	Vice Chairman	2000
Colm Delves	Member	2005
Lucy Gaffney	Member	2000
Sir Julian Horn-Smith	Member	2006
Seamus Lynch	Member	2004
Patrick J. Mara	Member	2003
Gregory Sparks	Member	2004
Sean Corkery	Member	2013

Denis O’Brien, age 57, Chairman, founded Esat Telecom Group (“Esat”) in 1991 to compete against the former state-owned telephone company in Ireland, Eircom plc. In October 1997, Esat, of which Mr. O’Brien was Chairman and Chief Executive Officer, listed on Nasdaq (New York), Easdaq (Amsterdam) and the Iseq (Dublin). Esat, over a five-year period, raised $1 billion in equity and bonds in a number of successful U.S. and European public offerings. Esat established itself as the number two telecommunications company across the full spectrum of telecommunications services (corporate and residential), fixed-line, GSM mobile, data and Internet services and brought real competition and choice to the Irish telecommunications market. Esat Telecom Group plc was sold to British Telecom Group plc in January 2000 for $2.8 billion. Mr. O’Brien was voted Ireland’s Entrepreneur of the Year in 1998 in the inaugural running of the worldwide competition organized and sponsored by Ernst & Young. Mr. O’Brien is also a director of a number of private companies, which hold some of his other business interests including Quinta do Lago SA, Topaz Energy Group Limited and Communicorp Group Limited. In addition, Mr. O’Brien is the Chairman and Co-Founder of Frontline, the International Foundation for the Protection of Human Rights Defenders and a member of the board of Concern Worldwide. He holds a BA degree from University College Dublin and an MBA from Boston College, and he has an honorary Doctorate of Laws from University College Dublin. Mr. O’Brien is also Chairman of DHCAL and DPL. Mr. O’Brien became the Chairman of our board of directors on October 20, 2000.

Leslie Buckley, age 70, Vice Chairman, is a founding director of our board of directors and has been actively involved in the development of our pan-Caribbean GSM network. Mr. Buckley was involved in the start-up of Esat Telecom Group plc and Esat Digifone Limited and held the position of acting chief operating officer of Esat Telecom during 1996 and 1997. Mr. Buckley established his own consultancy business in 1990 and has since been retained on a number of key public and private sector appointments. These include the restructuring of Waterford Crystal plc, the restructuring and sale of Irish Steel plc, consulting work with Irish Rail and the restructuring of Aer Lingus (Ireland’s national airline). Mr. Buckley is currently the Chairman of Another 9, and a director and shareholder of a number of other Irish companies including Siteserv and Bayhill Enterprises Limited. He was a nominee of the Minister for Transport on the Board of Aer Lingus Group plc from 2009-2012. In August 2012, he was appointed Chairman of Independent News and Media plc, having previously served on the Board from March 2009 to June 2011. In January 2009, Mr. Buckley established Haven, to help the people of Haiti through the provision of shelter, sanitation facilities, training and income generation initiatives to encourage long-term, sustainable development in Haiti. Mr. Buckley is also Vice Chairman of DHCAL. Mr. Buckley became a director of our board of directors on October 20, 2000.

Colm Delves, age 49, Chief Executive Officer and director. Mr. Delves joined us as our Chief Financial Officer in May 2004 and was appointed our Chief Executive Officer in July 2005. Mr. Delves is a Fellow of the Institute of Chartered Accountants in Ireland. Mr. Delves was employed by Hibernia Foods plc from May 1992 until October 2003, serving on the board of directors and as Finance Director. Prior to this he was employed by KPMG, Chartered Accountants, in Dublin from October 1987 until May 1992. He attended Dublin City University and in 1987 received a B.A. in Accounting and Finance. He is also a director of DHCAL and DPL.

Lucy Gaffney, age 55, non-executive director, was Chief Operating Officer at Esat Telecom in Ireland when it was acquired by British Telecom Group plc in January 2000. Ms. Gaffney’s involvement with Esat Telecom spanned six years, during which time she held a number of senior positions, including Chief Operating Officer, Director of Marketing and Managing Director of Esat Clear, Esat’s residential division. Prior to this, Ms. Gaffney was managing director of The Ideas Company, where she was an advisor to Esat Digifone in its successful bid and subsequent launch as Ireland’s second GSM mobile phone operator. She has also held senior positions with the Irish Press Group plc and Bell Advertising. Ms. Gaffney is currently Chairperson of Communicorp, an independent radio group with 25 radio stations in four countries and a director of Independent News and Media plc and Topaz Energy Group Limited, the largest distributors of fuel products in Ireland. In January 2006, Ms. Gaffney was appointed Chairperson of the Steering Committee of the National Action Plan against Racism by the government of Ireland. She is also a former director of Ulster Bank Limited (Irish subsidiary of Royal Bank of Scotland). During 2000, she was appointed to the Strategic Advisory Board at Tesco Ireland (British grocery retail chain) and the government-sponsored Campus Ireland Board. Ms. Gaffney was also a director of the 2003 Special Olympics World Games. Ms. Gaffney is also a director of DHCAL and DPL. Ms. Gaffney became a director of our board of directors on October 20, 2000.

Sir Julian Horn-Smith, age 66, non-executive director, was one of the founding members of The Vodafone Group Plc and considered one of the principal architects in the development of Vodafone’s International Strategy. He was awarded a Knighthood by Her Majesty the Queen in 2005 in recognition of his services to international telecommunications. He retired from the Vodafone Board in July 2006, where he had held the positions of Chief Operating Officer and subsequently that of Deputy Chief Executive Officer. Sir Julian is a Senior Advisor to UBS Investment Bank in London. He is a member of the Supervisory Board of VimpelCom Limited and was until February 2015, a senior advisor to the board of Etisalat (telecommunications group based in the United Arab Emirates). He is a Senior Advisor to the Board of CVC (Telecoms and Media) and is a member of the Advisory Board of LetterOne Technology. He was previously a member of the Board of Lloyds Banking Group Plc, retiring in May 2012. In addition to his directorships, Sir Julian is the Co-Chairman of the TATLDiL Conference (British and Turkisk Conference) and is the Pro Chancellor of Bath University. He is a Trustee of the Hope for Tomorrow Charity. Sir Julian became a director of our board of directors on October 1, 2006.

Seamus Lynch, age 46, non-executive director, joined Eircom plc in 1990 in its New Enterprise Department identifying new businesses opportunities for the company. In 1993, he was transferred to Eircell (Eircom’s mobile arm) as GSM sales development manager. Mr. Lynch joined Esat Telecom in early 1994 as part of its GSM license bid team and he managed, for two years, the successful application for Ireland’s second GSM license, ahead of international competitors such as AT&T Wireless, Millicom, Deutsche Telekom, Tele Danmark and SBC. Mr. Lynch then transferred to project management, where he helped to set up Esat Digifone and assumed the position of National Sales Manager. On the sale of Esat Telecom Group plc to British Telecom Group plc, Mr. Lynch joined us as Chief Operating Officer for Digicel Jamaica. A year after the successful launch of the company, Mr. Lynch was named Chief Executive Officer of Digicel Jamaica and from October 2002 to December 2004 he served as our Chief Executive Officer. Mr. Lynch is also a director and shareholder in Chill Insurance, Ireland’s fastest growing on- line Insurance provider. He is vice Chairman of DPL and a director of DHCAL. Mr. Lynch became a director of our board of directors on August 19, 2004.

Patrick J. Mara, age 73, non-executive director, is a leading figure in Irish politics and chaired the successful election campaigns of the current main opposition political party in Ireland from 1997-2007. He was a member of the Irish Senate from 1981-82. He was Press Secretary to the leader of the opposition party from

1982-1987, before becoming Press Secretary to the Irish Prime Minister Mr. Charles J. Haughey and the Irish Government from 1987-1992. Mr. Mara is the Chairman of Mara Associates, advisors in financial public relations and public affairs to financial institutions, public companies and transnational corporations. Mr. Mara is a board member of UNICEF Ireland and of the NUI Galway Foundation. He is also a director of Eco Burner Limited, a private Irish company. He is also a director of DPL. Mr. Mara became a director of our board of directors on December 17, 2003.

Gregory Sparks, age 63, chairman of the audit committee and non-executive director, is a founder and partner of FGS, a firm of business advisors and consultants with offices in Dublin and Belfast. Mr. Sparks has over 30 years of professional experience in accountancy and corporate finance. His areas of expertise include corporate finance, program planning, and implementation and change management. Recent projects in which Mr. Sparks has been involved include advising, negotiating and agreeing revised financial structures on behalf of clients with private equity houses, the recent “fit for purpose” report on the Department of Justice on behalf of the Irish Government and the completion of the privatization of the energy division of Bord Gais. Formerly he had a central role on the restructuring of Eircom (an Irish telecommunication company formerly state owned), the largest private financial restructuring in Europe in 2012. He is a former member on the Audit Committee of the Houses of the Oireachtas (the House of Parliament) in Ireland, and a former Board member of the Irish Times, on which he chaired the Audit Committee. Presently on the Board of the Vhi, the largest health insurer in Ireland, Mr. Sparks chairs the Audit Committee of this company. Mr. Sparks became a director of our Company on August 19, 2004.

Sean Corkery, age 57, non-executive director, is an IT and Telecoms veteran with more than 35 years of experience in the industry. Mr. Corkery is currently Chairman and CEO of SiteServ, a leading infrastructure and utility support services company operating in various markets with particular specialization in Telecommunication and Oil and Gas industries. Before joining SiteServ, he held numerous senior positions, including Vice President, Global Supply Chain Operations for Dell Inc., Chief Operations Officer at Esat Telecom, Vice President of Global Operations at AST Computer/Samsung and director of Pacific Region Operations at Apple. He was a member of the Information Society Commission of Ireland, an independent advisory body to the Government, reporting directly to the Taoiseach (PM). Mr. Corkery was a Director of Seabrook Research (Software) from 1997 to 2004 and is currently a Director of Nualtra (medical nutrition), Topaz Energy Group (retail/fuel), and Chairman of Hibernia College (Post Graduate teacher training). He holds a B.A. from University College Cork. Mr. Corkery became a director of our Company on October 13, 2013.

Board Composition

Our bye-laws provide that our board of directors shall consist of such number of directors being not less than five directors and not more than such maximum number of directors as the majority of our board of directors then in office may from time to time determine. Until our board of directors becomes classified, which will happen upon the occurrence of the 10% Automatic Conversion, all of our directors will be elected by the shareholders at the annual general meeting. Following the 10% Automatic Conversion (as defined in “Description of Share Capital”), our board of directors will become classified into three classes, with only the directors whose class is up for election being elected by the shareholders at the annual general meeting.

As at the date of this prospectus, our board of directors has nine members, three (Messrs. Mara, Sparks and Mr. Horn-Smith) of whom qualify as “independent” under the listing standards of the NYSE. In order to ensure and facilitate continuous information and insight on our business in board of directors’ deliberations, our Chief Executive Officer is a director.

Board Committees

The Board of Directors has an Audit Committee, a Nomination Committee and a Remuneration Committee. The Board of Directors has drawn up rules on each committee’s role, responsibilities and functioning.

Audit Committee

Our audit committee, which consists of Mr. Sparks (chairman) and Mr. Mara, assists the Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for recommending the appointment of, retention and oversight of the work of our independent registered public accounting firm, and will determine such firm’s compensation if authorized by our shareholders. The Board of Directors has determined that each of Mr. Sparks and Mr. Mara satisfies the “independence” requirement of Rule 10A-3 under the Exchange Act and that Mr. Sparks and Mr. Mara meets the financial literacy and sophistication requirements of the listing standards of the NYSE. The Board of Directors has also determined that Mr. Sparks qualifies as an “audit committee financial expert” as such term is defined in the rules of the SEC.

Nomination Committee

The Nomination Committee consists of Mr. O’Brien (chairman), Mr. Buckley and Ms. Gaffney. Our Nomination Committee advises our board of directors on its duties regarding the selection and appointment of directors and senior management. The duties of the Nomination Committee include preparing the selection criteria and appointment procedures for directors and senior management, and proposing the profile for our board of directors. It also periodically assesses the scope and composition of our board of directors, and the functioning of the individual directors. The Nomination Committee also proposes on appointments and reappointments. The Nomination Committee meets at least once every year.

Remuneration Committee

The Remuneration Committee consists of Mr. Mara (chairman), Ms. Gaffney and Mr. Buckley. Our Remuneration Committee advises our board of directors on the exercise of its duties regarding our remuneration policy, including analyzing developments of the Bermuda Companies Act, and preparing proposals for our board of directors on these subjects. The duties of the Remuneration Committee include reviewing and approving our compensation and benefits policies generally, and setting the remuneration of the directors and the chief executive officer and the chief financial officer. The Remuneration Committee meets at least three times every year.

Senior Management

The following table sets forth the members of our executive officers as of the date of this prospectus. Unless otherwise stated, the business address for our executive officers is c/o Digicel Group Limited, 14 Ocean Boulevard, Kingston, Jamaica, W.I.

Name	Position
Colm Delves	Chief Executive Officer & Board Director, Digicel Group Limited
Lawrence Hickey	Chief Financial Officer, Digicel Group Limited
Kevin White	Group Chief Operations Officer Mobile
Ken McGrath	Chief Executive Officer, Digicel Caribbean & Central America
Michael Murphy	Chief Executive Officer, Digicel Pacific Limited
Pat Casey	Human Resources Director, Digicel Group Limited
Tom Reynolds	General Counsel, Digicel Group Limited
Andy Thorburn	Chief Operations Officer, Digicel Group Limited
John Suranyi	Chief Executive Officer, Digicel Play—Caribbean
Razvan Ungureanu	Chief Technology Officer, Digicel Caribbean & Central America

Colm Delves, age 49, Chief Executive Officer and director. Mr. Delves joined Digicel as our Chief Financial Officer in May 2004 and was appointed Chief Executive Officer in July 2005. Mr. Delves is a Fellow of the Institute of Chartered Accountants in Ireland. Mr. Delves was employed by Hibernia Foods plc. from May 1992 until October 2003, serving on the Board of Directors and as Finance Director. Prior to this he was employed by KPMG, Chartered Accountants, in Dublin from October 1987 until May 1992. He attended Dublin City University and in 1987 received a B.A. in Accounting and Finance. He is also a director of DHCAL and DPL.

Lawrence Hickey, age 43, joined Digicel in December 2002 as Financial Controller for the Jamaica operation before being appointed to the role of Finance Director (Jamaica) in August 2003. Mr. Hickey was formally appointed to the role of our Chief Financial Officer effective March 1, 2006. Mr. Hickey qualified as a Chartered Accountant with KPMG in 1994 and post qualification, he joined Grafton Group Plc, an Irish-based publicly quoted company where he held the position of Group Management Accountant. Prior to joining Digicel, Mr. Hickey was the Finance Manager with Esat Telecom in Ireland, where he was responsible for all financial management and financial reporting requirements of Esat Telecom and played a key role in the consolidation of the company’s business and consumer divisions.

Kevin White, age 50, re-joined Digicel in January 2015 as our Chief Operations Officer, Mobile. Prior to that, he was Managing Director of Eircom Consumer Division from February 2013 to November 2014. In this role, he was responsible for the rollout and launch of fiber broadband and IP TV services and the launch of triple and quad play bundles. Mr. White was Group Chief Operations Officer, Digicel Caribbean and Central America from 2007 to 2012. He joined Digicel in September 2002 as General Manager for the St. Lucia and St. Vincent and the Grenadines. His role expanded into Chief Executive Officer, Digicel Eastern Caribbean as Digicel launched mobile services across various islands in the Caribbean. Before joining Digicel, Mr. White was Product Director with Esat Telecom in Ireland and also held senior commercial roles with WorldCom and Mercury Communications in the United Kingdom.

Ken McGrath, age 40, joined Digicel in July 2015 as our Chief Executive Officer, Caribbean and Central America, a role in which he has responsibility for our operations in 24 markets across the region. Prior to joining Digicel, Mr. McGrath was Chief Executive Officer for Lidl United States, where he was responsible for the development and implementation of the retailer’s business strategy in its first venture outside of Europe. This followed four successful years as Chief Executive Officer, Lidl Ireland and Northern Ireland. With almost 15 years of senior leadership experience in the retail sector, Mr. McGrath boasts a wealth of knowledge in building high performance leadership teams, driving product and service excellence, and delivering revenue and profit growth in an extremely competitive industry.

Michael Murphy, age 43, rejoined Digicel as our Chief Executive Officer for the Pacific region in January 2015. Mr. Murphy is responsible for all business operations across the six Digicel Pacific markets—Fiji, Nauru, Papua New Guinea, Samoa, Tonga and Vanuatu. Mr. Murphy, originally joined Digicel in 2008 as Chief Financial Officer of Digicel Pacific where he was responsible for financial control and management across the region. In 2011, he left for Eircom Limited, the largest B2B telecoms and solutions provider in Ireland, where he was the Financial Director of its Consumer and Small Business Division, then subsequently became the Operations Director of Eircom Business Solutions before rejoining Digicel. Prior to Digicel, Mr. Murphy was Financial Controller at Dairygold Cooperative Society Limited before being appointed to the role of Financial Director at Breeo Foods Limited.

Pat Casey, age 58, joined Digicel in September 2006. Mr. Casey has over 30 years of professional human resource management experience. He started his career as a Graduate Trainee with Ford Motor Company and subsequently spent significant periods of time with Apple Computer, Intel Corporation and, just prior to Digicel, as Vice President Human Resources for Dell Inc.’s EMEA Wide Operations. Mr. Casey has worked in multiple geographic locations, including Ireland, the United States, India, Eastern Europe and the Caribbean.

Tom Reynolds, age 38, joined Digicel in February 2006. Since then, he has worked in many aspects of our Legal and Regulatory function. This has included responsibility for Digicel wide litigation, as well as providing Legal and Regulatory support to many other of our individual business units, including Trinidad and Tobago,

Guyana, Bermuda, Jamaica and the Cayman Islands. Mr. Reynolds was appointed to the position of Digicel’s General Counsel in July 2013. Prior to joining Digicel, Mr. Reynolds qualified and practiced for a number of years as an attorney with one of Ireland’s leading law firms.

Andy Thorburn, age 52, joined Digicel in August 2012 as Chief Executive Officer of Digicel Jamaica. In May 2013, he was then promoted to Chief Executive Officer for Caribbean and Central America, a role in which he had responsibility for Digicel’s operations across 24 markets. In April 2014, Andy was promoted to Chief Operations Officer of Digicel Group, which comprises Digicel’s markets in the Caribbean, Central America and Asia-Pacific. Mr. Thorburn is a communications industry veteran with over 35 years of telecoms and Business Solutions sector. Highlights of this include the transformational turnaround of Intec Plc, a billing solutions provider to 450 mobile and fixed telecoms operators in 117 countries and an 18-year period with BT Group, where he was Managing Director of the satellite division as well as leading two major markets into high growth.

John Suranyi, age 54, joined Digicel in January 2015 as Chief Executive Officer for Digicel Play, Caribbean. Mr. Suranyi is responsible for growth in the areas of FTTH, Cable TV & Broadband across all of Digicel’s Caribbean markets. Prior to joining Digicel, he was President of DIRECTV, the largest satellite pay television provider in the United States, with over 16 million customers and more than $16 billion in revenue. As President, John was responsible for sales, marketing, operations and supply chain management. In his role, he was successful with driving profitable growth and consistently exceeded financial and operating goals in a highly competitive marketplace. Coming to Digicel with over 30 years’ experience in the cable and satellite industry across a number of Fortune 500 companies in the United States, John has a proven track record of sustainable results across satellite, cable and wireless corporations focused on major consumer markets.

Razvan Ungureanu, age 47, joined Digicel in May 2014 as Digicel Group Chief Technology Officer for Caribbean and Central America. Mr. Ungureanu has over 20 years of experience in the telecommunications industry. Mr. Ungureanu spent 17 years with the Orange Group before joining Digicel. He began as a Radio Optimisation Engineer in Orange Romania, before moving to Mobistar, ultimately being promoted to Telco Solutions and Performance Director. In 2011, Mr. Ungureanu was promoted to Chief Technology Officer for Orange Dominica.

Corporate Governance Practices

We have applied to list our Class A common shares on the NYSE. In order to list on the NYSE, we are required to comply with certain of the NYSE Rules. As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of certain of the NYSE rules. Our corporate governance practices differ in certain respects from those that U.S. companies must adopt in order to maintain a NYSE listing. A brief summary of those differences is provided below.

Independent Directors

Under the rules of the NYSE, a U.S. domestic listed company, other than a controlled company, must have a majority of independent directors on its board. Under Bermuda law, there is no requirement to appoint any independent directors. Even if we were a domestic company organized in the United States, we would qualify as a “controlled company” within the meaning of corporate governance standards. Three of our nine directors are independent under the NYSE rules.

Independent Remuneration Committee

Under the rules of the NYSE, a U.S. domestic listed company, other than a controlled company, must have a remuneration committee comprised only of independent directors. Under Bermuda law, there is no requirement to appoint any independent directors. Two of the three directors on the remuneration committee are not independent. Even if we were a domestic company organized in the United States, we would qualify as a “controlled company” within the meaning of corporate governance standards.

Requirement for Independent Oversight on our Director Nominations Process

Under the rules of the NYSE, a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. We are a controlled company so we would be exempt from this requirement under U.S. law. Our nominating committee is comprised of non-independent directors

Meetings of Non-Management Directors

Under the rules of the NYSE, non-management directors of a U.S. domestic listed company must hold regularly scheduled “executive sessions” without management participation. In addition, the NYSE rules require an annual executive session of only independent directors. Under Bermuda law, there is no requirement to hold regularly scheduled “executive sessions” without management participation or a requirement to have an annual executive session of only independent directors, and our bye-laws do not require such sessions.

Shareholder Voting

Under the rules of the NYSE, shareholders must be given the opportunity to vote on issuances of equity securities and equity-compensation plans and material revisions thereto, with certain limited exemptions, including: (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction (other than a public offering) involving the sale, issuance or potential issuance of shares at a price less than market value. However, Bermuda law and our bye-laws do not require shareholder approval for the issuance of authorized but unissued shares.

Other than the foregoing, there are no significant differences between the corporate governance practices of Digicel and those required of a U.S. domestic issuer under the NYSE. Except as stated above, we intend to generally comply with the rules applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other the NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to domestic issuers. For more information, see “Risk Factors—Risks Relating to this Offering and Our Common Shares Structure—As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain disclosure and corporate governance standards applicable to U.S. issuers”. This may be less favorable to holders of our Class A common shares.

Code of Conduct and Business Ethics

The Company has adopted a Code of Conduct and Business Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards.

Compensation

The aggregate amount of compensation paid or payable during the year ended March 31, 2015, excluding amounts recognized as share compensation expense, was $4.1 million to our directors (including the Chairman of our board of directors but excluding those directors who are also members of our senior management) and $4.5 million to our senior management.

We periodically establish equity-based incentive compensation programs, in which our senior management and directors are eligible to participate. As of June 26, 2015, options to purchase 3,012,667 of our commons shares had been issued to our senior management and directors. These options are exercisable in tranches for a period of six years after one year from the date of issuance, at a prices ranging from $28.50 to $35.51 (adjusted to reflect the impact of dividends) per common share, subject to the achievement of certain service and performance based criteria. Additionally, as of June 26, 2015, our senior management and directors were entitled to $693,000 in the aggregate with respect to certain options held by them that have been cancelled and will be repurchased by us, at a rate equal to the per share value of the shares underlying such options on the date of repurchase, less the applicable option exercise price. The option exercise price for the options held by senior management and directors that are subject to repurchase range is $28.35. As of June 26, 2015, our senior management and directors also held, in the aggregate, 2,476,032 phantom share units. For more information about the terms of these awards, see “—Equity Compensation” below. For information on the shareholdings of our senior management and directors, see “Principal Shareholders” below.

During the year ended March 31, 2015, no amounts were charged against income to provide pension, retirement and similar benefits to our senior management and directors.

None of our directors have entered into service agreements with us that provide for benefits upon termination of their directorship.

Senior Management Compensation and Benefits

We have a comprehensive and competitive suite of compensation and benefit programs designed to reward and retain its executive population, which include the following: base pay and variable pay (bonus), equity compensation in the form of stock options, which typically have a two-year performance-based vesting schedule, health and life insurance and customary perquisites. With regard to our stock option program, we have a history of repurchasing vested options on a periodic basis. For senior management on expatriate assignments, we also provide customary expatriate benefits.

Senior Management Bonus Program

The members of our senior management team are all eligible to participate in the formal Digicel Performance Review System, with pre-established targets and objectives. In all cases, these objectives are linked to the attainment of budgeted results with a specific focus on revenue, Adjusted EBITDA and capital expenditure. For those members of the senior management team with direct operational or market responsibilities, the revenue objective is further defined by line of business.

Participation levels are determined as a percentage of base pay and range from 30% to 50%, depending on the participant’s level and role. Bonus payments are paid based on results with a range of payments from 50% for underachievement to 125% for over achievement.

Equity Compensation

On February 16, 2011, we established two new option schemes (the “2011 schemes”), under which options with respect to 5,744,681 of our common shares may be issued to our employees, directors and consultants. On October 13, 2013, our board of directors approved a decision to repurchase vested options under the 2011 schemes on a basis consistent with its previous repurchase programs. The repurchase of vested options is being administered in a series of tranches over a five-year period, which commenced in December 2013. Options under the 2011 schemes are no longer exercisable but will be repurchased on their original vesting dates, at a rate equal to the per share value of the shares underlying the options on the date of repurchase, less the option exercise price. The option exercise prices under the 2011 schemes range from $22.26 to $35.50. Option holders received cash payments of $15.5 million during the year ended March 31, 2015 and $14.4 million during the year ended March 31, 2014. We have a remaining liability in relation to cancelled options under the 2011 schemes of $2.0 million, which will become payable between December 2015 and December 2017.

On October 13, 2013, we established two new option schemes (the “2013 schemes”), under which options with respect to 5,744,681 of our common shares may be issued to our employees, directors and consultants. As of March 31, 2015, options with respect to 4,525,167 shares had been issued, of which 2,224,667 were issued to senior management and directors. These options are exercisable in tranches for a period of six years after one year from the date of issuance at a prices ranging from $28.50 to $35.51 (adjusted to reflect the impact of dividends) per common share, subject to the achievement of certain service and performance based criteria. Options with respect to 1,749,167 shares had vested as of March 31, 2015. See note 26 to our consolidated financial statements, which are included in this prospectus for further information about the 2013 schemes. During the year ended March 31, 2015, we charged $9.4 million against income as share-based compensation in respect of our directors and senior management.

In October 2013, we also established a phantom share scheme. Under the terms of the phantom share scheme, our employees, directors and consultants are eligible to receive awards denominated in phantom shares. The issue price of the phantom shares is based on the applicable share price on the date of the grant of the phantom share award or the date on which we have entered into a binding commitment to grant the phantom shares, whichever is earlier. The phantom shares vest over periods of two to three years, subject to the achievement of certain service and performance-based criteria, with payments based on the increase in the share price from the date of grant. The phantom shares are not capable of being exercised and do not have the rights associated with common shares, including the right to vote at shareholder meetings but rather represent cash payments based on a change in value of our equity from the date of the grant through the vesting date. As of March 31, 2015, 2,476,032 phantom shares had been issued to directors and senior management. Digicel has a remaining liability in relation to outstanding phantom shares of $17.7 million.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The summaries of the agreements described below are not complete and you should read the agreements in their entirety. These agreements have been filed as exhibits to the registration statement of which this prospectus forms a part.

Registration Rights Agreement

We will enter into a registration rights agreement with Denis O’Brien and certain related shareholders under which we will grant registration rights requiring us to register our common shares or other equity securities held by those shareholders or their assignees. We are required, upon request by Mr. O’Brien but no more than once every six months, to use our reasonable best efforts to register under the Securities Act any of those securities for sale in accordance with the intended method of disposition, subject to customary deferral rights. In addition, these shareholders will have the right to include their securities in other registrations of our equity securities other than on Form F-4 or S-8, subject to customary cutback provisions. If we are eligible to use Form F-3, we are required to file a shelf registration for these shareholders upon Mr. O’Brien’s request. In addition, the agreement will provide that we are required to pay all registration expenses, including all filing fees and our fees and expenses, other than underwriting discounts and commission. The agreement will also contain customary indemnification and contribution provisions.

Related Party Transactions

We believe the terms of the agreements described in this section are reasonable and in our best interest and they have been approved by the Board of Directors, including independent Board members. For the advisory services and monitoring agreement, the services agreement and the co-existence agreement, we and the entities affiliated with Mr. O’Brien were represented by separate counsel. However, we did not obtain fairness opinions from third parties in connection with these transactions and therefore, while we believe them to be, they may not have been on or have terms as favorable to us as we could have obtained from unaffiliated third-parties in arm’s length transactions.

Advisory Services and Monitoring Agreement

We have entered into an advisory services and monitoring agreement with Island Capital Services Limited, pursuant to which it provides us with business monitoring and transaction advisory services. Island Capital is affiliated with our chairman, Denis O’Brien. Under this agreement, we pay Island Capital an annual management fee of $0.5 million and we are obligated to reimburse it for reasonable out-of-pocket expenses incurred in connection with the provision of such management services. In addition, we are obligated to pay Island Capital a transaction fee of 0.5% (or such other amount as may be agreed) of the aggregate transaction value of future tender offers, acquisitions, sales, mergers, financings (including this offering), exchange offers, recapitalizations or similar transactions. The advisory services and monitoring agreement also include customary indemnification provisions in favor of Island Capital. The agreement was for a term of three years, beginning January 22, 2007, but with provision to be extended on a yearly basis thereafter. The agreement was last renewed on January 22, 2015 for twelve months. We were charged $12.1 million by Island Capital for such services in the year ended March 31, 2015 and $3.5 million and $13.0 million in fiscal 2014 and 2013, respectively.

Services Agreement

We entered into a services agreement with DHCAL effective April 1, 2008, whereby we and our subsidiaries would provide support services to DHCAL and its subsidiaries. There are three components to the services that are provided:

•	Support from our senior management team, and their direct reports,

•	Our employees that are seconded to DHCAL operations, and

•	Goods and services that are purchased and commissioned on behalf of DHCAL operations reimbursed on a “cost-plus” basis.

The agreement states that there is a daily charge out rate for any of our employees who actually visits or is seconded to DHCAL. The agreement also states that in return for the services provided under the first bullet above, DHCAL will pay to us an annual fee as compensation for the costs and expenses incurred in the provision of the services. In total, DHCAL was charged $1.5 million, $2.5 million and $5.5 million in fiscal 2015, 2014 and 2013, respectively. The balance owed to us by DHCAL in respect of this agreement is $0.4 million as of March 31, 2015.

Certain Loans to Digicel from the Company’s Shareholders

Certain of the Company’s shareholders, including Mr. O’Brien, have provided loans to us in the past, including loans convertible into shares of the Company. As of March 31, 2015, $1.7 million was owed to a minority investor in one of our subsidiaries.

Co-Existence Agreements

Digicel Holdings B.V. a limited liability company incorporated in the Netherlands was established by Denis O’Brien to license the Digicel brand name in countries outside North America, Central America, South America and the Caribbean. In January 2007, we entered into a co-existence agreement with this company regarding the use of the Digicel brand name. Pursuant to the agreement, Mr. O’Brien agreed not to use the Digicel brand name in countries in North America, Central America, South America and the Caribbean (whether or not we have legal ownership to such name in such region), and we agreed that Mr. O’Brien may use such name and we may not in the remaining parts of the world. The agreement also specifies certain guidelines to usage of the brand name by both parties to ensure neither damages the reputation of the name. In the event that we expand our operations to countries outside of North America, Central America, South America, the Caribbean or the South Pacific, we would have to enter into new arrangements with Mr. O’Brien for the use of the Digicel brand in those countries. See “Risk Factors—Risks Relating to this offering and our common shares—Digicel’s agreement with Mr. O’Brien on the use of the Digicel brand name outside of its current markets may adversely affect Digicel’s reputation and limit its ability to expand into other regions”.

On February 16, 2007, DPL entered into a trademark license agreement with Digicel Holdings B.V. to use the Digicel brand name in the South Pacific region and grant sublicenses to its subsidiaries. DPL has granted sublicenses to its subsidiaries in its six current operating markets in the South Pacific region and each of these subsidiaries have full right to use the Digicel brand name.

In April 2014, Digicel Holdings BV agreed to transfer the Digicel brand for all geographical areas held by it apart from the jurisdictions in which Digicel operates in the South Pacific region to Seedeck Limited, a company controlled by Mr. O’Brien. At the same time, Mr. O’Brien agreed to sell Digicel Holdings B.V. to DPL. The consideration for the sale was a nominal amount. Seedeck Limited has been joined as a party to the 2007 co-existence agreement.

Royalty Agreements

On September 16, 2008, Digicel Caribbean Limited (“DCL”) entered into a royalty payment agreement with Digicel Honduras S.A. C.V. (as licensee), a company organized and existing under the laws of Honduras, which is an indirect 100% subsidiary of DHCAL. On December 3, 2008, DCL entered into a royalty payment agreement with Digicel (Panama) S.A. (as Licensee), a company organized and existing under the laws of Panama, which is an indirect 70% subsidiary of DHCAL. Each of these agreements granted the licensee a non-exclusive, non-transferable license to use the intellectual property associated with the Digicel brand within its respective countries. Prior to these agreements being signed, a third party was engaged to provide a report setting out an appropriate arm’s length royalty rate to ensure that the agreement provided for adequate consideration. On November 30, 2011, DHCAL sold its business in Honduras to America Movil. As a result, the above royalty payment agreement in respect of Honduras was terminated and America Movil was granted the right to use the brand in Honduras during a transitional period, which has now expired.

DHCAL Acquisition and Investors Agreement

On April 1, 2009, DGL through its subsidiary Digicel (Central America) Limited acquired 38.1% of DHCAL by making an investment in new DHCAL common shares and purchasing outstanding common shares of DHCAL from Mr. O’Brien and other existing shareholders of DHCAL. Digicel (CA) Limited and DHCAL’s other shareholders entered into an investors’ agreement. The investors’ agreement provides that any person acquiring shares of DHCAL common stock who is required by the investors’ agreement or by any other agreement to become a party to the investors’ agreement will execute an agreement to be bound by the investors’ agreement.

The agreement provides for customary tag-along and drag-along rights, and provides Digicel (CA) Limited with certain pre-emptive rights. In addition, the investors’ agreement provides that Digicel (CA) Limited has the right to appoint two of the members of Digicel Central America Holdings Limited’s (“DCAHL”) board of directors.

On October 1, 2009, Digicel (CA) Limited, purchased an additional 801,288 common shares of Digicel Holdings (Central America) Limited, at a cost of $13.4 million. As of March 31, 2015, on a fully diluted basis, Digicel (CA) Limited held a 42.52% equity interest in DHCAL and DGL owns a warrant that brings our ownership (including our ownership through Digicel (CA) Limited of DHCAL to 44.97%.

On December 22, 2008, DCAGL, a subsidiary of DHCAL, entered into a five-year $75 million credit agreement with DGL as the lender. In connection with this credit agreement, DGL was granted a warrant to purchase 628,714 shares of DHCAL’s common stock before December 31, 2015 at an exercise price of $0.01 per share. Effective October 23, 2009, the commitment under this agreement was increased to $125 million, to be provided by us as a new lender and the maturity of the loans was extended to September 30, 2016 and effective April 1, 2010, this commitment was further increased to $275 million. Effective April 1, 2011, this commitment was further increased to $350 million. As of March 31, 2015, DGL was owed $ 306.1 million by DCAGL under this agreement (including accrued paid-in-kind interest) and the carrying value of these loans on our balance sheet was $6.6 million after the recognition of impairment charges under IFRS, as issued by the IASB.

Other Related Party Transactions

We have also entered into an agreement with Communicorp Group Limited pursuant to which it provides us with office space, printing and telecommunication services. Communicorp is affiliated with Mr. O’Brien. We pay a service fee of $52,167 per month, which is subject to change annually based upon changes in Communicorp’s underlying costs. This agreement is entered into on a yearly basis and is automatically renewed unless terminated by one of the parties in accordance with the terms of this agreement. We were charged fees of $0.6 million in fiscal 2015, $0.7 million in fiscal 2014 and $0.7 million in fiscal 2013 by Communicorp in respect of this agreement.

In addition, we paid $1.0 million, $1.8 million and $1.2 million in fiscal 2015, 2014 and 2013, respectively, to Communicorp and Island Capital for expenses paid by these two companies on our behalf. Reimbursed expenses include legal and professional fees, travel and accommodation costs.

We have also retained ICAN Limited (a subsidiary of Communicorp) to develop and build a number of intranet and Internet sites for us for which we paid $0.2 million, $0.4 million and $0.4 million in fiscal 2015, 2014 and 2013, respectively.

We have entered into a passenger services agreement with AC Executive Aviation Services Limited, which operates an airplane owned by a company controlled by Mr. O’Brien, whereby we have agreed to purchase on a monthly basis an agreed number of flight hours. AC Executive Aviation Services Limited is controlled by Mr. O’Brien. Rental charges were paid to this company of $8.7 million, $8.6 million and $9.2 million in fiscal 2015, 2014 and 2013, respectively.

We have engaged Sierra Support Services (St. Lucia ) Limited (“Sierra”) to install a fiber optic network and to maintain other network facilities operated by us. Sierra is affiliated with Mr. O’Brien. The contract with Sierra is on “a cost plus basis”. We were charged $41.6 million in the year ended March 31, 2015 and nil in previous years.

We sold our investment in Woodview Investments Limited, (a wholly owned subsidiary of the Company), to Spark International Holdings Limited. Spark is affiliated with Mr. O’Brien. Woodview held a 34% shareholding in Island Green Power Limited, a company involved in the development of renewable energy. The consideration payable by Spark is $2.4 million.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information known to us as of June 15, 2015 with respect to beneficial ownership of our common shares by: (i) each person who beneficially owns more than 5% of our common shares and (ii) each of our executive officers and directors, and all of our directors and executive officers as a group.

For purposes of the table below, the percentage ownership calculations for the beneficial ownership prior to the completion of this offering are based on             of our Class A common shares and             of our Class B common shares issued and outstanding immediately prior to this offering but following reclassification of our existing shares into such classes. The percentage ownership calculations for beneficial ownership upon consummation of this offering are based on             of our Class A common shares and             of our Class B common shares issued and outstanding immediately following the closing of this offering (assuming no exercise by the underwriters of their option to purchase additional shares).

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Class A common shares that may be acquired by an individual or group within 60 days after the date of this prospectus, pursuant to the exercise of options, warrants or other rights, are deemed to be issued and outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be issued and outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The underwriters have an option to purchase up to             additional Class A common shares.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all Class A and Class B common shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The business address for each director and executive officer listed is c/o Digicel Group Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Person or Group	Number of Class A Common Shares Beneficially Owned Before Offering	Percent of Class A Common Shares Beneficially Owned Before Offering	Number of Class B Common Shares Beneficially Owned Before Offering	Percent of Class B Common Shares Beneficially Owned Before Offering	Percentage of Total Voting Power Before Offering	Number of Class A Common Shares Beneficially Owned After Offering	Percent of Class A Common Shares Beneficially Owned After Offering	Number of Class B Common Shares Beneficially Owned After Offering	Percent of Class B Common Shares Beneficially Owned After Offering	Percentage of Total Voting Power After Offering
Denis O’Brien
All other directors and officers(1)
Directors and officers as a group (18 persons)

(1)	None of such persons owns more than 1% of our outstanding share capital.

DESCRIPTION OF SHARE CAPITAL

The following paragraphs summarize certain information concerning the Company’s share capital and certain material provisions of the Memorandum of Association, our bye-laws that will become effective as of the closing of this offering and applicable Bermuda law. This summary contains all information with respect to such provisions that is material, but does not purport to give a complete overview. Copies of the Memorandum of Association and our bye-laws are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. Prospective investors are urged to read the Memorandum of Association and our bye-laws for a complete understanding of them.

General

Digicel is an exempted company with limited liability incorporated under the laws of Bermuda on February 5, 2007 and registered with the Registrar of Companies in Bermuda under registration number 39547. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The objects of the Company’s business are unrestricted, and it has the capacity of a natural person. The Company can therefore undertake activities without restriction on its capacity.

On                     , 2015, the Company’s shareholders approved certain amendments to the Company’s bye-laws, which will become effective upon the closing of the offering. The following description assumes that such amendments have become effective.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda or with other exempted companies. As an exempted company, the Company may not carry on certain business in Bermuda without a license or consent granted by the Minister responsible for the Bermuda Companies Act. Certain of the Company’s subsidiaries are licensed to carry on business in Bermuda subject to the terms and conditions of their respective license.

Share Capital

Authorized and issued share capital of the Company

Immediately following the completion of this offering, the Company’s authorized share capital will consist of             common shares with a par value of $0.01 per share, which the Board of Directors is authorized to designate from time to time prior to issue as Class A common shares (the “Shares” or “Class A common shares”) or Class B common shares (the “Class B common shares” and together with the Class A common shares, the “common shares”) and             preference shares, par value $0.01 per share, that the Board of Directors is authorized to designate from time to time as one or more series of preference shares. Upon completion of this offering, there will be             Class A and              Class B common shares issued and outstanding, respectively, and no preference shares issued and outstanding. All of the Company’s issued and outstanding common shares prior to completion of this offering are and will be fully paid, and all of the Class A common shares to be issued in this offering will be issued fully paid.

Pursuant to our bye-laws, the Board of Directors is authorized to issue any of the Company’s authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote the Company’s shares.

Share repurchase and treasury shares

Pursuant to our bye-laws, the Company may purchase its own common shares in accordance with the Bermuda Companies Act on such terms and in such manner as may be authorized by the Board of Directors, subject to the rules of any stock exchange on which the Company’s shares are listed.

Neither the Company nor any of the Company’s subsidiaries holds any common shares at the date of this prospectus.

Options, convertibles and warrants

The Company has no outstanding warrants, convertible bonds, or similar rights giving third parties the right to subscribe for common shares.

Other than the option rights mentioned in “Management—Compensation”, no options that have been granted to any third-party for the purchase of any shares of the Company remain unexercised, nor has the Company agreed to issue any such options, whether conditionally or unconditionally.

Preference Shares

Pursuant to Bermuda law and our bye-laws, the Board of Directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Company and may adversely affect the market price of the Class A common shares and the voting and other rights of the holders of the Company’s common shares. Upon the closing of this offering, no preference shares will be issued and outstanding and the Company has no current plan to issue any preference shares.

Common Shares

Share rights

Holders of common shares have no pre-emptive, redemption or sinking fund rights. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by the holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. All issued common shares are vested with equal shareholder rights in all respects except voting and conversion rights summarized below.

In the event of the Company’s liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in the Company’s assets, if any, remaining after the payment of all of the Company’s debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Voting rights

Holders of the Company’s Class B common shares are entitled to ten votes per share and holders of the Company’s Class A common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. The holders of the Company’s Class A common shares and Class B common shares will generally vote together as a single class, unless otherwise required by law or our bye-laws as described below.

Upon the completion of this offering, Denis O’Brien, the Company’s founder and the Chairman of the Board of Directors, will control approximately     % of the combined voting power of the Company’s common shares (or     % if the Underwriters exercise their option to purchase additional shares in full) as a result of his ownership of the Company’s Class B common shares. Accordingly, Mr. O’Brien can control any action requiring the general approval of the Company’s shareholders, including the election of directors, the adoption of amendments to the Memorandum of Association and our bye-laws and the approval of any amalgamation or merger. Mr. O’Brien will continue to have such control as long as he owns Class B common shares representing at least 10% of the Company’s issued and outstanding common shares. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third-party or other change of control of the Company and may make some transactions more difficult or impossible without the support of Mr. O’Brien, even if such events are in the best interests of other shareholders.

Conversion, Transferability and Exchange

Our bye-laws provide that each Class B common share is convertible at any time, at the option of the holder, into one Class A common share. Our bye-laws further provide that each Class B common share will automatically convert into one Class A common share: (i) upon any sale or other transfer of such share by Mr. O’Brien or any of his affiliates or permitted transferees (collectively, “Principal Shareholder Equityholders”), except for transfers to permitted transferees; or (ii) if the Class B common shares held by the Principal Shareholder Equityholders represent less than 10% of the Company’s issued and outstanding common shares (the “10% Automatic Conversion”). The Class A common shares are not subject to any conversion right.

Under our bye-laws, “permitted transferees” of Mr. O’Brien will include (i) any of his immediate family members (which would include parents, grandparents, lineal descendants, siblings of such person or such person’s spouse, and lineal descendants of siblings of such person or such person’s spouse) and any trust, family-partnership or estate-planning vehicle so long as the Mr. O’Brien and/or his immediate family members are the sole economic beneficiaries thereof, (ii) any corporation, limited liability company, partnership or other entity of which a majority of the economic beneficial ownership thereof belongs to Mr. O’Brien his immediate family members or any trust, family-partnership or estate-planning vehicle whose economic beneficiaries consist solely of Mr. O’Brien and/or his immediate family members, (iii) a charitable institution controlled by Mr. O’Brien and/or his immediate family members, (iv) an individual mandated under a qualified domestic relations order and (v) a legal or personal representative of Mr. O’Brien and/or his immediate family members in the event of death or disability.

The Principal Shareholder Equityholders will be permitted to pledge or charge Class B common shares that they hold from time to time without causing an automatic conversion to Class A common shares, provided that any pledged or charged shares are not transferred to or registered in the name of the pledgee or chargee or its nominee.

Variation of Share Rights

The rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preference shares, to vary the rights attached to any other class or series of preference shares.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, the entitlement of each holder of common shares to dividends if, as and when dividends are declared by the Board of

Directors, is subject to any preferred dividend right of the holders of any preference shares. In addition, under our bye-laws dividends may not be declared or paid in respect of the Class B common shares unless they are declared or paid in the same amount in respect of the Class A common shares, and vice versa. With respect to share dividends or bonus issues, holders of Class B common shares must receive Class B common shares while holders of Class A common shares must receive Class A common shares.

Transfer of Shares

The Board of Directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. The Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the Board of Directors shall reasonably require.

Subject to the above restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the Board of Directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share the Board of Directors may accept the instrument signed only by the transferor.

Where the Company’s shares are listed or admitted to trading on any appointed stock exchange they may be transferred in accordance with the rules and regulations of such exchange.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the members may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any member may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. The Company has chosen not to waive the convening of an annual general meeting.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the Board of Directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 14 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of one-third of the total voting rights of all issued and outstanding shares in the Company.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. The shareholders of a company have the additional right to inspect its bye-laws, minutes of general meetings and its audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Directors

Until our Board of Directors becomes classified, directors are elected by the shareholders, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. In addition, a director may be removed if requested in writing to resign by three-quarters of the other directors then in office. The office of a director shall be vacated if he dies, becomes of unsound mind or bankrupt, is removed from office pursuant to our bye-laws, is prohibited by Bermuda law from being a director or ceases to be a director by operation of Bermuda law.

Proceedings of the Board of Directors

Our bye-laws provide that the Company’s business is to be managed and conducted by the Board of Directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of the Company’s shares. There is also no requirement in our bye-laws or Bermuda law that directors must retire at a certain age.

The compensation of the Company’s directors is determined by the remuneration committee, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. The Company’s directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with the Company’s business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with the Company as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant meeting of the Board of Directors.

Indemnification of Directors and Officers

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability, which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act.

Our bye-laws provide that the Company shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that the Company shall advance funds to its officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits the Company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the Company may otherwise indemnify such officer or director. The Company has purchased and maintains a directors’ and officers’ liability policy for such a purpose.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of the Board of Directors and by a resolution of the shareholders. However, our bye-laws further provide that upon the 10% Automatic Conversion occurring, in the case of certain bye-laws, such as our bye-laws relating to written resolutions of shareholders, election and removal of directors and amendment of bye-law provisions, the required resolution of the shareholders must include the affirmative vote of shares carrying not less than two-thirds of the total voting rights of all issued and outstanding shares.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Anti-Takeover Provisions

Certain provisions of our bye-laws may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company, including the following:

•	Dual Class Share Structure. As described above in “—Common Shares—Voting Rights,” our bye-laws provide for a dual class share structure, which, until the 10% Automatic Conversion occurs, provides Mr. O’Brien with the ability to control the outcome of most matters requiring shareholder approval, even if he owns significantly less than a majority of the Company’s issued and outstanding Class A and Class B common shares, including the election of directors and significant corporate transactions, such as an amalgamation or merger of the Company.

•	Supermajority Approvals. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of the Board of Directors and by a resolution of the shareholders. However, our bye-laws further provide that upon the 10% Automatic Conversion occurring, certain amendments to our bye-laws will require the affirmative vote of shares carrying not less than two-thirds of the total voting rights of all issued and outstanding shares. This could have the effect of making it more difficult to amend our bye-laws to remove or modify certain provisions.

•

Board of Directors Vacancies. Our bye-laws provide that the Board of Directors shall consist of such number of directors being not less than five directors and not more than such maximum number of directors as the majority of the Board of Directors then in office may from time to time determine. The Board of Directors will initially consist of nine directors. Under Bermuda law, if a Director is removed at a general meeting, the shareholders may fill the vacancy and the shareholders may authorize the Board of Directors to fill any vacancy in their number left unfilled at a general meeting. Our bye-laws further provide that the shareholders in general meeting or the Board of Directors shall have the power to appoint any person as a director to fill a vacancy on the Board occurring as a result of the death, disability, disqualification or resignation of any director or as a result of an increase in the size of the Board of Directors. As the power to increase the size of the Board of Directors may only be exercised by the Board of Directors, this will prevent a shareholder from increasing the size of the Board of Directors and gaining control of the Board of Directors by filling the resulting vacancies with its own nominees.

•	Classified Board and Removal of Directors. The Board of Directors will not initially be classified. Our bye-laws provide that upon the 10% Automatic Conversion occurring, the Board of Directors will be classified into three classes of directors that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms will be staggered so that the term of only one class of directors expires at each annual general meeting. In addition, thereafter, directors may only be removed from the Board of Directors for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the then issued and outstanding common shares. Notice of the shareholders meeting convened to remove the director must be given to the director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal. The existence of a classified board and removal of directors only for cause could delay a successful tender offeror from obtaining majority control of the Board of Directors, and the prospect of that delay might deter a potential offeror.

•	Shareholder Action. Our bye-laws provide that shareholders may generally take action by written consent. However, upon the 10% Automatic Conversion occurring, the Company’s shareholders will no longer be able to take action by written consent, and will only be able to take action at general meetings. Shareholders will not be permitted to cumulate their votes for the election of directors.

•	Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bye-laws provide advance notice procedures for shareholders seeking to bring business before an annual general meeting, or to nominate candidates for election as directors at any general meeting. Our bye-laws also specify certain requirements regarding the form and content of a shareholder’s notice. Under these procedural requirements, in order to bring a proposal before a meeting of shareholders, a shareholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with (i) a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the shareholder’s name and address, (iii) any material interest of the shareholder in the proposal, (iv) the number of shares beneficially owned by the shareholder; and (v) the names of all persons and a description of all arrangements and understandings with those persons with whom the shareholder is acting in concert.

To be timely, a shareholder must generally deliver notice: (i) in connection with an annual meeting of shareholders, not less than 120 nor more than 150 days before the first anniversary of the preceding year’s annual general meeting or, in the event the annual general meeting is called for a date that is greater than 30 days before such anniversary or for more than 70 days after such anniversary, a shareholder notice will be timely if received by us no earlier than 120 days prior to such annual general meeting and no later than 70 days prior to the date of the annual general meeting or the tenth day following the date on which public announcement of the date of the annual general meeting was first made by the Company; or (ii) in connection with the election of a director at a special general meeting of shareholders, not earlier than 150 days prior to the date of the special general meeting nor later than 120 days prior to the date of the special general meeting or the tenth day following the date on which public announcement of the date of the special general meeting was first made by the Company.

These provisions may preclude the Company’s shareholders from bringing matters before an annual general meeting or from making nominations for directors at general meetings.

•	Issuance of Preference Shares. The Board of Directors has the authority to issue up to preference shares in one or more series having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the Board of Directors without any further shareholder approval. The existence of authorized but unissued preference shares may render more difficult or discourage an attempt to obtain control of the Company by means of a merger, amalgamation, tender offer, proxy contest or otherwise.

Compulsory Acquisition of Shares Held by Minority Shareholders

Under Bermuda law, an acquiring party is generally able to compulsorily acquire the common shares of minority holders in the following ways:

•	By a procedure under the Bermuda Companies Act known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Supreme Court of Bermuda. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•	If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any non-tendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, non-tendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•	Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which the Company’s shareholders waive any claim or right of action that they have, both individually and on the Company’s behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, the Board of Directors may (i) capitalize any part of the amount of the Company’s share premium or other reserve accounts or any amount credited to the Company’s profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Untraced Shareholders

Our bye-laws provide that the Board of Directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, the Company is entitled to cease sending dividend drafts and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a draft.

Registrar or Transfer Agent

Computershare Trust Company, N.A. will serve as transfer agent.

Certain Provisions of Bermuda Law

The Company has been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of its common shares.

The BMA has given its consent for the issue and free transferability of all shares of the Company to and between residents and non-residents of Bermuda for exchange control purposes, provided shares of the Company remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the BMA shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, the Company is not bound to investigate or see to the execution of any such trust. The Company will take no notice of any trust applicable to any of its shares, whether or not the Company has been notified of such trust.

Bermuda Company Considerations

Our corporate affairs are governed by our memorandum of association and bye-laws and by the corporate law of Bermuda. The provisions of the Bermuda Companies Act, which apply to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their stockholders. The following is a summary of significant differences between the Bermuda Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their stockholders.

Bermuda	Delaware
Shareholder meetings

•    May be called by the Board of Directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

• May be held in or outside of Bermuda	• May be held in or outside of Delaware.

• Notice:	• Notice:

•    Shareholders must be given at least five days’ advance notice of a general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, at least 14 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting.

• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholder’s voting rights

• Shareholders may act by written consent to elect directors, however, under our bye-laws, upon the 10% Automatic Conversion	• With limited exceptions, stockholders may act by written consent to elect directors.

Bermuda	Delaware

occurring, the Company’s shareholders will no longer be able to take action by written consent, and will only be able to take action at general meetings. Shareholders may not act by written consent to remove a director or auditor.

•    The voting rights of shareholders are regulated by a company’s bye-laws and, in certain circumstances, by the Bermuda Companies Act. The bye-laws may specify the number to constitute a quorum and if the bye-laws permit, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied.

•    For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

• A company’s bye-laws may provide for cumulative voting, although under our bye-laws shareholders are not permitted to cumulate their votes for the election of directors.	• The certificate of incorporation may provide for cumulative voting.

•    The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

•    Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

•    Every company may at any meeting of its board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and in the best interests of the company to do so when authorized by a resolution adopted by the holders of a majority of issued and outstanding shares of a company entitled to vote.

•    Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•    Any company which is the wholly-owned subsidiary of a holding company, or one or more companies which are wholly-owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such

•    Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be

Bermuda	Delaware

company signs a statutory solvency declaration in respect of the relevant company.	approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

Directors

•    The number of directors is fixed by the bye-laws, and any changes to such number must be approved by the board of directors and/or the shareholders in accordance with a company’s bye-laws. Our bye-laws provide that the Board of Directors shall consist of such number of directors being not less than five directors and not more than such maximum number of directors as the majority of the Board of Directors then in office may from time to time determine.

•    Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

• Removal:	• Removal:

•    Under Bermuda law, subject to a company’s bye-laws, the shareholders of a company may at a special general meeting called for that purpose remove a director, provided that notice of any such meeting shall be served on the director concerned not less than 14 days before the meeting and the director shall be entitled to be heard at such meeting.

•    Under our bye-laws, prior to the 10% Automatic Conversion, the shareholders entitled to vote for the election of directors may, at any special general meeting convened and held in accordance with our bye-laws, remove a director, provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention so to do and be served on such director not less than 14 days before the meeting and at such meeting the director shall be entitled to be heard on the motion for such director’s removal.

•    Under our bye-laws, prior to the 10% Automatic Conversion, a director may be removed if requested in writing to resign by three-quarters of the other directors then in office.

•    Further, under our bye-laws, after the 10% Automatic Conversion occurs, the shareholders entitled to vote for the election of directors may, at any special

•    Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

•    In the case of a classified board, stockholders may effect removal of any or all directors only for cause.

•    Directors cannot remove other directors.

Bermuda	Delaware

general meeting convened and held in accordance with the bye-laws, by a resolution of such shareholders including the affirmative vote of shares carrying not less than a majority of the total voting rights of the then issued and outstanding common shares, remove a director only with cause, provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention so to do and a summary of the facts justifying the removal and be served on such director not less than 14 days before the meeting and at such meeting the director shall be entitled to attend the meeting and be heard on the motion for such director’s removal.

Duties of directors

•    The Bermuda Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Bermuda Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our Board of Directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•    a duty to act in good faith in the best interests of the company;

•    a duty not to make a personal profit from opportunities that arise from the office of director;

•    a duty to avoid conflicts of interest; and

•    a duty to exercise powers for the purpose for which such powers were intended.

•    Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the stockholders generally.

• The Bermuda Companies Act imposes a duty on directors and officers of a Bermuda company: • to act honestly and in good faith with a view to the best interests of the company; and

•    In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Bermuda	Delaware

•    to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•    The Bermuda Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof. Our shareholders may not have a direct cause of action against our directors.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Takeovers

•    An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•    By a procedure under the Bermuda Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Supreme Court of Bermuda. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•    Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights.

•    Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

•    If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which

Bermuda	Delaware

the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•    Where one or more acquiring parties holds not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Dissenter’s rights of appraisal

•    Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

•    In addition, any minority shareholder receiving notice that 95% or more of a company’s shares or class of shares intend to compulsorily acquire the minority shareholder’s shares may within one month of receiving the notice apply to the Supreme Court of Bermuda to appraise the value of the shares.

•    With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

•    The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Bermuda	Delaware
Dissolution

•    Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

•    Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all stockholders entitled to vote thereon consent in writing to such dissolution.

Shareholder’s derivative actions

•    Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

•    In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

DESCRIPTION OF OUR INDEBTEDNESS

The following is a brief discussion of our indebtedness. In this “Description of Our Indebtedness,” the term “DGL” refers to Digicel Group Limited and “DL” refers to Digicel Limited.

Digicel Group Limited Senior Notes

2020 Notes

In September 2012, DGL issued and sold $1.5 billion in aggregate principal amount of 8.25% Senior Notes due September 30, 2020, and in December 2013, DGL issued and sold an additional $500 million in aggregate principal amount of 8.25% Senior Notes due September 30, 2020 (collectively, the “2020 Notes”).

Interest is payable in cash on each March 30 and September 30. Prior to September 30, 2016, DGL may redeem all or a portion of the 2020 Notes, plus accrued and unpaid interest, if any, to the redemption date, at a price of 100% of the principal amount of the 2020 Notes redeemed plus any applicable premium. On or after September 30, 2016 DGL may redeem all or a portion of the 2020 Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the 2020 Notes. As of March 31, 2015, $2.0 billion in aggregate principal amount was outstanding.

The indentures governing the 2020 Notes restrict DGL’s ability and that of its restricted subsidiaries to:

•	incur additional indebtedness;

•	make certain payments, including dividends or other distributions or prepayments of subordinated debt;

•	make certain investments or sell assets;

•	create certain liens;

•	provide guarantees for certain debt;

•	enter into restrictions on the payment of dividends and other amounts by subsidiaries;

•	engage in certain transactions with affiliates;

•	consolidate, amalgamate, merge or transfer all or substantially all of DGL’s assets; and

•	enter into other lines of business.

However, these limitations are subject to a variety of exceptions and qualifications.

The 2020 Notes include customary events of default, including failure to pay principal and interest on the 2020 Notes, a failure to comply with covenants, a failure of DGL or its restricted subsidiaries to pay material judgments or indebtedness and bankruptcy and insolvency events.

2022 Notes

On April 2, 2014, DGL issued $1.0 billion in aggregate principal amount of 7.125% Senior Notes due April 1, 2022 (the “2022 Notes”). Interest is payable in cash on each April 1 and October 1. Prior to April 1, 2017, DGL may redeem all or a portion of the 2022 Notes at a price of 100% of the principal amount of the 2022 Notes redeemed plus the applicable premium. On or after April 1, 2017, DGL may redeem all or a portion of the 2022 Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the 2022 Notes. In addition, prior to April 1, 2017, DGL may redeem up to 35% of the aggregate principal amount of the 2022 Notes at a redemption price of 107.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds of one or more equity offerings. As of March 31, 2015, $1.0 billion in aggregate principal amount was outstanding.

The indentures governing the 2022 Notes restricts DGL’s ability and that of its restricted subsidiaries to:

•	incur additional indebtedness;

•	make certain payments, including dividends or other distributions or prepayments of subordinated debt;

•	make certain investments or sell assets;

•	create certain liens;

•	provide guarantees for certain debt;

•	enter into restrictions on the payment of dividends and other amounts by subsidiaries;

•	engage in certain transactions with affiliates;

•	consolidate, amalgamate, merge or transfer all or substantially all its assets; and

•	enter into other lines of business.

However, these limitations are subject to a variety of exceptions and qualifications.

The 2022 Notes include customary events of default, including failure to pay principal and interest on the 2022 Notes, a failure to comply with covenants, a failure of DGL or its restricted subsidiaries to pay material judgments or indebtedness and bankruptcy and insolvency events.

Digicel Limited Senior Notes

DL 2020 Notes

On February 10, 2012, DL issued DL 2020 Notes. Interest on the DL 2020 Notes accrues at the rate of 7.00% per year and is payable semi-annually in arrears on February 15 and August 15 of each year. The DL 2020 Notes will mature on February 15, 2020. The DL 2020 Notes are Digicel Limited’s general unsecured unsubordinated obligations and rank equal in right of payment with all of Digicel Limited’s existing and future unsecured unsubordinated obligations.

Prior to February 15, 2016, Digicel Limited may redeem all or a portion of the DL 2020 Notes, plus accrued and unpaid interest, if any, to the redemption date, at a price of 100% of the principal amount of the DL 2020 Notes redeemed plus any applicable premium. On or after February 15, 2016, Digicel Limited may redeem all or a portion of the DL 2020 Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the DL 2020 Notes. If certain change of control events occur, holders of the DL 2020 Notes have the right to require Digicel Limited to repurchase the DL 2020 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the DL 2020 Notes, among other things, restricts Digicel Limited’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale-leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

The DL 2020 Notes are guaranteed on a subordinated basis by certain of Digicel Limited’s direct and indirect wholly owned subsidiaries.

2021 Notes

On March 5, 2013, Digicel Limited issued $1.0 billion in aggregate principal amount of 6.00% Senior Notes due 2021, and on March 22, 2013, Digicel Limited issued an additional $300 million in aggregate principal amount of 6.00% Senior Notes due 2021 (collectively, the “2021 Notes”). Interest on the 2021 Notes accrues at the rate of 6.00% per year and is payable semi-annually in arrears on April 15 and October 15 of each year. The 2021 Notes will mature on April 15, 2021. The 2021 Notes are Digicel Limited’s general unsecured unsubordinated obligations and rank equal in right of payment with all of Digicel Limited’s existing and future unsecured unsubordinated obligations.

Prior to April 15, 2016, Digicel Limited may redeem all or a portion of the 2021 Notes, plus accrued and unpaid interest, if any, to the redemption date, at a price of 100% of the principal amount of the 2021 Notes redeemed plus any applicable premium. On or after April 15, 2016, Digicel Limited may redeem all or a portion of the 2021 Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the 2021 Notes. In addition, prior to April 15, 2016, Digicel Limited may redeem up to 35% of the aggregate principal amount of the 2021 Notes at a redemption price of 106.000% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds of one or more equity offerings. If certain change of control events occur, holders of the 2021 Notes have the right to require Digicel Limited to repurchase the 2021 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the 2021 Notes, among other things, restricts Digicel Limited’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale-leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

The 2021 Notes are guaranteed on a subordinated basis by certain of Digicel Limited’s direct and indirect wholly owned subsidiaries.

2023 Notes

On February 24, 2015, Digicel Limited issued $925 million in aggregate principal amount of 6.750% Senior Notes due 2023, (the “2023 Notes”). Interest on the 2023 Notes accrues at the rate of 6.750% per year and is payable semi-annually in arrears on March 1 and September 1 of each year. The 2023 Notes will mature on March 1, 2023. The 2023 Notes are Digicel Limited’s general unsecured unsubordinated obligations and rank equal in right of payment with all of Digicel Limited’s existing and future unsecured unsubordinated obligations.

Prior to March 1, 2018, Digicel Limited may redeem all or a portion of the 2023 Notes, plus accrued and unpaid interest, if any, to the redemption date, at a price of 100% of the principal amount of the 2023 Notes redeemed plus any applicable premium. On or after March 1, 2018, Digicel Limited may redeem all or a portion of the 2023 Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the 2023 Notes. In addition, prior to March 1, 2018, Digicel Limited may redeem up to 35% of the aggregate principal amount of the 2023 Notes at a redemption price of 106.750% of the principal amount of the 2023 Notes, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds of one or more equity offerings. If certain change of control events occur, holders of the 2023 Notes have the right to require Digicel Limited to repurchase the 2023 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the 2023 Notes, among other things, restricts Digicel Limited’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale-leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

The 2023 Notes are guaranteed on a subordinated basis by certain of Digicel Limited’s direct and indirect wholly owned subsidiaries.

Digicel International Finance Limited Senior Facilities

Our indirect wholly-owned subsidiary, DIFL, is party to the DIFL Facility with commitments of approximately $1.1 billion across multiple tranches of senior secured term loans facilities denominated in U.S. dollars, euros, Jamaican dollars and Trinidad and Tobago dollars and senior secured notes funded in Jamaican dollars (the “Jamaica Bonds”). As of March 31, 2015, approximately $833.0 million was outstanding under the DIFL Facility.

The DIFL Facility is funded by a consortium of lenders, which includes affiliates of J.P. Morgan Securities LLC.

On July 11, 2014, DIFL obtained commitments from certain lenders which extended the amortization schedule of existing advances under the DIFL Facility with a U.S. dollar value of approximately $708.1 million and provided new commitments for $101.3 million. On March 31, 2015, $64.0 million of the new money commitments were drawn down and the balance of $37.3 million will be drawn in the year ended March 31, 2016. On May 29, 2015, DIFL obtained additional term loan commitments in the form of a $40 million Tranche I facility. The $40 million in Tranche I term loan commitments were drawn in full on May 29, 2015. The July 2014 and May 2015 facilities have an amortization schedule of three semi-annual installments of 25%, 25% and 50%, respectively, beginning on March 31, 2018 and ending on March 31, 2019. The other DIFL facilities have an amortization schedule of six equal semi-annual installments beginning on September 30, 2014 and ending on March 31, 2017.

The interest payable on the term loans denominated in U.S. dollars, euros and Trinidad and Tobago dollars is equivalent to LIBOR (in the case of the U.S. dollar-denominated tranche), EURIBOR (in the case of the euro-denominated tranche) or the discount rate for 90-day T-bills as quoted by the Central Bank of Trinidad (in the case of the TT$-denominated tranche) plus a margin of 3.5%. The interest payable on the term loan denominated in Jamaican dollars will accrue at 9.51% until March 31, 2016, and thereafter at a rate equal to the three-month weighted average treasury bill spread applicable to treasury notes issued by the Jamaican government plus a margin of 2.0%. The interest payable on the Jamaica Bonds is a rate equal to the three-month weighted average treasury bill spread applicable to treasury notes issued by the Jamaican government plus a margin of 2.0%.

The DIFL Facility is secured by a first priority lien on all of the personal property (and, to the extent covered by documentation for the personal property without any material additional filings or burdensome requirements, real property) of DIFL and certain of its subsidiaries, subject to carve outs and thresholds, including a security interest in (i) all the capital stock of and other equity interests in DIFL, (ii) all shareholder loans to DIFL, (iii) all the capital stock of and other equity interests in, and loans from DIFL to, subsidiaries, (iv) intercompany notes owing from subsidiaries to DIFL or its subsidiaries, including guarantees and collateral supporting or securing such intercompany notes, (v) all licenses (subject to any legal limitations on the grant of a security interest therein) held by DIFL or any restricted subsidiary and (vi) a pledge by certain minority shareholders of their equity interests in the applicable subsidiary. Payment is guaranteed by certain subsidiaries of DIFL.

DIFL is subject to customary affirmative and negative covenants under the DIFL Facility, including restrictions on investments, debt, liens, acquisitions and restricted payments, and financial maintenance covenants, consisting of a maximum total debt to EBITDA ratio, a maximum senior secured debt to EBITDA ratio and a minimum EBITDA to interest ratio. Under the total debt to EBITDA ratio, the ratio of total debt to EBITDA (annualized based on the two most recent fiscal quarters) cannot exceed 4.0 to 1.0. The ratio of total senior secured debt to EBITDA cannot exceed 2.25 to 1.0. Under the EBITDA to interest expense ratio covenant, we must maintain a ratio of interest expense of at least 3.0 to 1.0 (based on the two most recent quarters). DIFL is permitted to make restricted payments, including to finance interest on the senior notes, so long as on a pro forma basis there is no default or potential default following such payment.

The DIFL Facility documentation also includes customary yield protection and indemnification provisions.

DIFL is required to prepay amounts owed under the DIFL Facility to the extent that it receives net proceeds from dispositions of assets or receives insurance proceeds in excess of specified thresholds and chooses not to reinvest such proceeds in its business. DIFL may, at its discretion, prepay amounts owed under the DIFL Facility, subject to funding breakage costs and minimum prepayment thresholds.

The DIFL Facility contains certain customary events of default relating to, among other things, non-payment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

Digicel Pacific Limited

Papua New Guinea

On November 16, 2009, Digicel PNG, entered into a new $170 million project financing facility (the “Digicel PNG II Facility”) consisting of U.S. dollar-denominated term loans and a Papua New Guinea kina-denominated term loan to finance the expansion of the Digicel PNG network, for working capital purposes and to refinance the existing project finance facility of $90 million provided by IFC, Export Development Canada (“EDC”) and Bank of South Pacific Limited (“BSP”) in March 2008 (the “Digicel PNG I Facility”). The Digicel PNG II Facility loan agreements included (1) a $80 million loan from the IFC (the “IFC Loan”), (2) a $40 million loan from EDC (the “EDC Loan”), (3) a $18 million loan from ADB (the “ADB Loan”) and (4) a $32 million loan, denominated in Papua New Guinea kina, from BSP (the “BSP Loan”). The principal of each loan is amortized and due at three-month intervals beginning September 30, 2010 with the final amortization payment due in September 30, 2016. The interest rate applicable to unpaid principal under the IFC Loan, EDC Loan and ADB Loan is initially equal to LIBOR plus a margin of 4.75% per annum, and will be adjusted each subsequent interest period to a rate equal to LIBOR plus a margin that is adjusted based on Digicel PNG’s total long-term debt to EBITDA ratio (ranging from 4.25% to 4.75%). The interest rate applicable to unpaid principal under BSP Loan is equal to the indicator lending rate as set by BSP’s benchmark lending rate less a margin of 1.6% per annum.

Digicel PNG fully drew down the facility on November 23, 2009.

On June 23, 2011, the Digicel PNG II Facility was amended and restated to accommodate new commitments from certain lenders of approximately $36.4 million which were fully drawn down on June 23, 2011.

On January 18, 2012, the Digicel PNG II Facility was further amended and restated to remove certain restrictions on the ability of Digicel PNG to make distributions (including dividend payments) to DPL. In addition, a new loan of $13.8 million was provided by Citibank, N.A. (the “Citi Loan”) the proceeds of which were used to make a voluntary prepayment of the ADB Loan of the same amount. The interest rate applicable to unpaid principal under the Citi Loan is the same as that applicable to the IFC Loan and EDC Loan described above.

The Digicel PNG II Facility (and any swap agreements entered into as permitted under the Digicel PNG II Facility) is secured by a first priority lien on all of the assets of Digicel PNG and a pledge to the lender of the shares in and intercompany debt of Digicel PNG.

Digicel PNG is subject to customary affirmative and negative covenants under the Digicel PNG II Facility and customary financial and performance covenants, including, maintaining a total long-term debt to EBITDA ratio, an EBITDA to interest expense ratio, a cash available for debt service ratio, minimum EBITDA, minimum cash balance, minimum revenue and minimum subscribers.

As of March 31, 2015, approximately $36.6 million was outstanding under the Digicel PNG II Facility.

Digicel Pacific Finance Limited

On October 22, 2008, Digicel Pacific Finance Limited (“DPFL”), a direct, wholly-owned subsidiary of DPL, entered into a $156 million project finance facility (the “DPFL Facility”) to (a) finance the development and construction of the mobile networks and for working capital purposes of our operations in Tonga, Vanuatu and Fiji and (b) finance the expansion of DPL’s network in Samoa and refinance the existing Digicel Samoa Project Finance Facility. Digicel Samoa, Digicel Tonga, Digicel Vanuatu and Digicel Fiji are all subsidiaries of DPFL. The DPFL Facility loan agreements included a series of loan agreements from a consortium of lenders, which included affiliates of Citigroup Global Markets Inc. who is an initial purchaser in this offering, and IFC, BSP, FMO and Australia and New Zealand Banking Group Limited, ANZ Bank (Samoa) Limited and European Investment Bank totaling approximately $156 million. The DPFL Facility is comprised of U.S. dollar loan agreements of $131 million, Fiji dollar loan agreements of $23 million, and a Samoa Tala Loan agreement of $2 million. The principal of each loan is amortized and due at three-month intervals beginning September 30, 2010, with the final amortization payment due in June 30, 2015. The interest rate applicable to unpaid principal under U.S. dollar loans is initially equal to LIBOR plus a margin of 4.25% per annum, and will be adjusted each subsequent interest period to a rate equal to LIBOR plus a variable margin that is adjusted based on DPFL’s consolidated total debt to EBITDA ratio (ranging from 3.25% to 4.25%). The interest rate applicable to unpaid principal under Fiji dollar loans and the Samoan Tala loan is determined by the lenders’ indicator lending rate in the local market less a margin.

On November 7, 2008, DPFL drew down approximately $67 million of this facility and on November 12, 2008 DPFL drew down approximately $64 million of this facility. The DPFL Facility included commitments for certain new markets in the South Pacific of approximately $25 million and these commitments were not drawn down and lapsed on October 22, 2009, leaving a total of approximately $131 million drawn down.

On June 29, 2011, DPFL reduced its total debt with a voluntary prepayment of approximately $40.3 million.

The DPFL Facility (and any swap agreements entered into as permitted under the DPFL Facility) is secured by a first priority lien on all of the assets of and intercompany debt in DPFL and its restricted subsidiaries. The shareholdings of DPFL and its restricted subsidiaries are pledged to the lenders. Except for the security and guarantees granted in favor of the lenders under the DPFL Facility and a contingent equity agreement pursuant to which both Mr. O’Brien and DPL are jointly and severally obligated, in certain circumstances, to provide up to a maximum of $28 million, as additional equity to or subordinated debt of DPFL, the lenders under the DPFL Facility do not have any recourse to Mr. O’Brien, DPL or any of their respective subsidiaries or affiliates.

DPFL and its restricted subsidiaries are subject to customary affirmative and negative covenants under the DPFL Facility, and customary financial and performance covenants (determined on a consolidated basis), including maintaining a minimum cash balance, a total debt to EBITDA ratio, an EBITDA to interest expense ratio, a cash available for debt service ratio, minimum EBITDA, minimum revenue and minimum subscribers. DPFL and its restricted subsidiaries are required to maintain, in a debt service reserve account of $7 million.

Under the terms of the DPFL Facility, DPFL cannot make dividend payments to its shareholders so long as any commitment under the DPFL Facility remains in effect or any amount remains owed under the DPFL Facility.

The DPFL Facility was repaid in full on June 30, 2015.

Site & Towers (Papua New Guinea) Limited

On April 2, 2015, Site & Towers (Papua New Guinea) Limited, an indirect wholly-owned subsidiary of DPL, entered into new facilities of approximately $64 million (the “BSP Facilities”) with the BSP. The new facilities consisted of (a) a $10 million trade finance facility (the “Trade Facility”), (b) a PGK70 million facility to acquire a 60% shareholding in Hitron Limited (the “Acquisition Loan”), and (c) a PGK75 million overdraft facility (the “Overdraft Facility”). The Overdraft Facility expires on September 30, 2015 and the Trade Facility expires on November 11, 2015. The Acquisition Loan expires on October 29, 2021 with the full amount of the loan due for repayment on that date. The interest rate applicable to unpaid amounts under the Trade Facility is equal to BSP’s cost of funds plus a margin of 3.50% per annum and the interest rate applicable to unpaid amounts under the Acquisition Loan and the Overdraft Facility is equal to BSP’s benchmark lending rate plus a margin of 3.25% per annum. The BSP Facilities are secured by a pledge to BSP of the shares in Site & Towers (Papua New Guinea) Ltd and of its shares in Hitron Limited. As of March 31, 2015, approximately $24.5 million was outstanding under these facilities.

Turgeau Developments S.A.

On June 11, 2014, Turgeau Developments S.A., a company (“société anonyme”) organized under the laws of Haiti and a wholly-owned subsidiary of Digicel Limited (“TDSA”), entered into a $26.5 million loan facility with the IFC to finance the construction, equipping and operation of a 175-room hotel located adjacent to the site of our corporate offices in Port-au-Prince Haiti. The hotel will be operated by Marriott International. The loan amortizes in installments commencing June 30, 2016 through June 30, 2027 and is subject to prepayment pursuant to an excess cash flow sweep. The interest rate is LIBOR plus a margin of 5.1% per annum subject to the borrower’s right to fix the interest rate based on all or a portion of the loans at the swap equivalent fixed rate plus a margin of 5.1% per annum.

At March 31, 2015, $26.5 million was outstanding under the facility.

The facility is secured by a first priority lien on all of the assets and shares of TDSA. Pursuant to a Project Funds and Share Retention Agreement to be entered into among TDSA, Digicel Limited, Mr. Denis O’Brien, DIFL and Turgeau Holdings Limited, a company organized and existing under the laws of St. Lucia, and the IFC, Digicel Limited is obligated, in certain circumstances, to provide up to a maximum of $9.5 million as additional equity to or subordinated debt of TDSA. In addition, DIFL has agreed to make funds available to Digicel Limited for this purpose if required.

TDSA is subject to customary affirmative and negative covenants under the facility, and customary financial and performance covenants. TDSA is an unrestricted subsidiary of Digicel Limited.

DAPHL

Digicel Asia Holdings Pte. Limited

On October 17, 2014, DAHPL entered into, inter alia, (1) a master murabaha agreement with QInvest LLC as investment agent (the “MMA”), (2) a commercial terms agreement with QInvest LLC as investment agent and security agent, Australia and New Zealand Banking Corporation Group Limited, Singapore Branch as account bank, QInvest LLC as mandated lead arranger and others (the “CTA”) and (3) an investment agency deed with QInvest LLC as investment agent and Q Denmark as original participant (the “IAD”), pursuant to which QInvest LLC as investment agent made available a $60 million murabaha facility (the “Murabaha Facility”) to DAHPL to be utilized on a Sharia’a-compliant basis under murabaha contracts to be entered into between DAHPL and QInvest LLC (each a “Murabaha Contract”; and each initial Murabaha Contract for utilization of additional amounts of the Murabaha Facility, an “Initial Murabaha Contract”) for, inter alia, funding the project to construct 1,250 towers by Digicel Myanmar Tower Company Limited (the “Tower Company”).

The Murabaha Facility is subject to scheduled reductions at three-month intervals beginning 15 months after the closing date, with corresponding reductions to amounts outstanding under each Murabaha Contract. A profit amount is payable in respect of each Murabaha Contract equal to the purchase price for that Murabaha Contract multiplied by a profit return rate equal to LIBOR plus a margin of 7.75% per annum.

DAHPL and QInvest LLP entered into the first Initial Murabaha Contract on November 7, 2014 for $41.5 million.

On March 15, 2015, the MMA and IAD were amended and restated and the CTA was amended to accommodate the accession of Qatar National Bank SAQ, Singapore Branch as an additional participant in respect of the Murabaha Facility. As a result, Q Denmark holds a participation amount under the Murabaha Facility of $41.5 million and Qatar National Bank SAQ, Singapore Branch holds a participation amount under the Murabaha Facility of $18.5 million.

DAHPL and QInvest LLP entered into the second Initial Murabaha Contract on March 23, 2015 for $18.5 million.

The Murabaha Facility is secured by (1) share charges granted by DGL and YSH Finance Ltd. over the entire issued share capital of DAHPL, (2) an accounts charge granted by DAHPL and (3) a lease assignment agreement (in respect of the master lease agreement dated November 21, 2013 between DAHPL and Ooredoo, as amended) granted by DAH, in each case in favor of QInvest LLC as security agent. The obligations of DAHPL under the Murabaha Agreement are also guaranteed by DGL under a guarantee of specific liabilities granted by DGL in favor of QInvest LLC (in its capacity as security agent) as beneficiary; such guarantee shall cease to apply upon satisfaction of certain conditions, including the earlier to occur of (1) the construction of 1,000 towers and (2) the accession of the Tower Company as purchaser in place of DAHPL under (and the Tower Company’s assumption of the obligations of DAHPL in respect of) the Murabaha Facility.

DAHPL is subject to customary affirmative and negative covenants and financial covenants under the CTA and other transaction documents, including maintaining a leverage ratio, a total debt to EBITDA ratio and a facility service cover ratio.

As of March 31, 2015, approximately $60 million was outstanding under the Murabaha Facility.

DHCAL

DHCAL is currently focused on the operation, under the Digicel brand, of a mobile network and Business Solutions business in the Panama market. DHCAL sold its operations in Honduras on November 30, 2011 and the project finance debt of Digicel Honduras S.A. was repaid from the proceeds of the sale. A summary of the project finance debt facility of Digicel Panama S.A. is provided below.

On November 28, 2008, Digicel (Panama), S.A., an indirect, 70%-owned subsidiary of DHCAL, entered into a $170 million Project Financing Facility, which has been amended (the “Panama Facility”). Principal amortization commenced on June 30, 2010 and the final amortization payment is due in March 31, 2016. The interest rate applicable is initially equal to LIBOR plus a margin of 4.50% per annum, adjusted based on Digicel Panama’s total debt to EBITDA ratio (ranging from 3.25% to 4.50%).

The Panama Facility (and any swap agreements entered into as permitted under the Panama Facility) is secured by a first priority lien on all of the assets and shares of Digicel Panama. Pursuant to a contingent equity agreement to which both Mr. O’Brien, DCAHL and TTF (whose liability is limited to its percentage shareholding in Digicel Panama), are jointly and severally obligated, in certain circumstances, to provide up to a maximum of $30 million as additional equity to or subordinated debt of Digicel Panama. In addition, DGL has agreed to guarantee the debt service obligations of Digicel Panama. Except for these agreements, the lenders under the Panama Facility do not have any recourse to Digicel, Mr. O’Brien, DCAHL or any of their respective subsidiaries or affiliates.

At March 31, 2015, $74.5 million was outstanding under the Panama Facility.

Digicel Panama is subject to customary affirmative and negative covenants under the Panama Facility, and customary financial and performance covenants, and cannot make dividend payments to its shareholders so long as any commitment under the Panama Facility remains in effect or any amount remains owing under the Panama

Facility. In February 2014, Digicel Panama received lender consent to remove its quarterly financial covenants in its financing arrangements as a result of amendments to its business plan in exchange for Digicel providing a guarantee of Digicel Panama’s debt service obligations.

Digicel (Central America) Group Limited Credit Agreement

On December 22, 2008, DCAGL, as borrower, entered into a five-year, $75 million credit agreement (the “DCAGL Credit Agreement”) with DGL as the lender and administrative agent. Effective October 23, 2009, the commitment under the DCAGL Credit Agreement was increased to $125 million, DL was added as a new lender and the maturity of the loans under the DCAGL Credit Agreement was extended to September 30, 2016. In addition, effective April 1, 2010, the commitment under the DCAGL Credit Agreement was further increased to $275 million. Effective April 1, 2011, this commitment was further increased to $350 million.

Up to and including March 31, 2011, interest on the loans under the DCAGL Credit Agreement accrues at the rate of 12.00% if paid in cash (“cash interest”) and 13.00% if paid by increasing the outstanding principal amount of the loans by the amount of interest accrued (“PIK interest”). DCAGL had the option to elect to pay interest on the loans entirely in cash interest, entirely in PIK interest or 50% in cash interest and 50% in PIK interest. DCAGL was also obligated to pay an annual commitment fee of 0.50% on the available undrawn commitment under the DCAGL Credit Agreement. Since April 1, 2011, no interest has been charged on the loans under the DCAGL Credit Agreement.

DCAGL and its subsidiaries are subject to customary affirmative and negative covenants under the DCAGL credit agreement, including restrictions on debt, liens, acquisitions, guarantees, dividends and intercompany transactions.

DCAHL is a subsidiary of DHCAL, which is accounted for under IFRS, as issued by the IASB as an associate using the equity method of accounting. Our equity investment in DHCAL was written off in full in 2011. Effective January 1, 2014, we reassessed the accounting treatment of its loans under the DCAGL Credit Agreement and it determined that its loans under the DCAGL Credit Agreement form part of its net investment in DHCAL.

The balance owed by DHCAL and its subsidiaries to DGL as of March 31, 2015 was $306.1 million. We have recognized impairment charges totaling $279.5 million and recorded $20.0 million as our share of losses against the carrying value of the loans. As of March 31, 2015, the carrying value of our investment (including our loans) for accounting purposes was $6.6 million.

Operational Financing

Our operational financing is funded from our cash flows. Most of the cell sites across all our markets are subject to operating leases, with contract lengths greater than five years in most cases. See “Management’s Discussion and Analysis of Financial Condition and Results Operations—Contractual Obligations”.

MATERIAL BERMUDA AND U.S. TAX CONSIDERATIONS

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or by its shareholders in respect of its shares. The Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to the Company or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by the Company in respect of real property owned or leased by it in Bermuda.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class A common shares. This discussion applies only to a U.S. Holder that acquires Class A common shares in this offering and holds them as capital assets for U.S. federal income tax purposes. In addition, this discussion does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Class A common shares as part of a straddle or integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our voting stock; or

•	persons holding Class A common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences to them of holding and disposing of Class A common shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Class A common shares and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Class A common shares in their particular circumstances.

Except where stated below, this discussion assumes that the Company is not, and will not become, a PFIC, as described below.

Taxation of Distributions

Distributions paid on Class A common shares, other than certain pro rata distributions of ordinary shares will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions that are treated as dividends will be includible in a U.S. Holder’s income in the year received. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income” taxable at rates applicable to long-term capital gains, so long as Class A common shares continue to be listed on the NYSE. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code

Sale or Other Disposition of Class A Common Shares

Gain or loss recognized on the sale or other disposition of Class A common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. Capital gains recognized by non-corporate U.S. Holders (including individuals) are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for its 2014 taxable year and it does not expect to become one for the current taxable year or in the foreseeable future. In general, a foreign corporation is a PFIC for any taxable year if: (i) 75% or more of its gross income consists of “passive income” (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Because PFIC status depends on the composition of a company’s and its subsidiaries’ income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for the current taxable year or any future taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held Class A common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A common shares would be allocated ratably over the U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distributions received by a U.S. Holder in any year on its Class A common shares exceeded 125% of the average of the annual distributions on the Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class A common shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service (the “IRS”).

Foreign Financial Assets Reporting

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report to the IRS information relating to the Class A common shares, unless the Class A common shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Class A common shares.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common shares. Future sales of substantial amounts of our common shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of Class A common shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have             Class A common shares and             Class B common shares issued and outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, and no exercise of any options and warrants outstanding as of March 31, 2015. Of these shares, the             Class A common shares offered hereby, or             Class A common shares if the underwriters exercise their option to purchase additional shares in full, will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining             million common shares were issued under Regulation S, principally to our affiliates. Shares not held by our affiliates, approximately                 million Class A common shares as of March 31, 2015, are freely tradable. The remaining             million common shares are held by our affiliates and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rule 144, these shares will be available for sale in the public market as follows:

Number of Common Shares	Date
On the date of this prospectus.
After 180 days from the date of this prospectus (subject, in most cases, to volume limitations).

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who is our affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-issued and outstanding             Class A common shares, which will equal approximately shares immediately after this offering, or the average weekly trading volume of our Class A common shares on the NYSE during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common shares, the personal circumstances of the shareholders and other factors.

Registration Rights

Upon completion of this offering, the holders of             Class A common shares (including such Class A common shares issuable upon conversion of our Class B common shares or upon the exercise of outstanding options and warrants) or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement”.

Stock Options

As of March 31, 2015, options to purchase a total of 4,525,167 Class A common shares were outstanding, none of which have subsequently been exercised and none have lapsed or were cancelled. All of the shares subject to options are subject to lock-up agreements. An additional 1,169,513 Class A common shares are available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all common shares subject to outstanding options or issuable pursuant to our equity incentive plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-Up Agreements

Our officers, directors and certain of our shareholders have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any common shares or any securities convertible into or exercisable or exchangeable for our Class A common shares for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives.

UNDERWRITING

We are offering the Class A common shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, UBS Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. Barclays Capital Inc. and Credit Suisse Securities (USA) LLC will act as book runners. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of Class A common shares listed next to its name in the following table:

Name	Number of Class A Common Shares
J.P. Morgan Securities LLC
UBS Securities LLC
Citigroup Global Markets Inc.
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC

Total

The underwriters are committed to purchase all the Class A common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional Class A common shares from us to cover sales of shares by the underwriters, which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional Class A common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional Class A common shares exercise	With full option to purchase additional Class A common shares exercise
Per Class A Common Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for expenses of up to $         related to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any Class A common shares or securities convertible into or exchangeable or exercisable for any Class A common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, UBS Securities LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus, other than pursuant to certain exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, UBS Securities LLC and Citigroup Global Markets Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Class A common shares or any securities convertible into or exercisable or exchangeable for our Class A common shares (including, without limitation, shares or such other securities, which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities, which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any Class A common shares or any security convertible into or exercisable or exchangeable for our Class A common shares, other than pursuant to certain exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our Class A common shares approved for listing on the NYSE under the symbol “DCEL”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Class A common shares in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common shares while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common shares, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common shares or preventing or retarding a decline in the market price of the Class A common shares, and, as a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances, which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the

Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

OTHER EXPENSES OF THE ISSUANCE AND DISTRIBUTION

	Amount To Be Paid
SEC Registration fee		$23,240.00
FINRA filing fee		$30,500.00
NYSE listing fee
Transfer agent’s fees
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Miscellaneous

Total	$

Each of the amounts set forth above, other than the Registration fee, the FINRA filing fee and the NYSE listing fee, is an estimate.

VALIDITY OF COMMON SHARES

Certain matters will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York as to matters of New York and United States law. The validity of the issuance of the common shares offered hereby will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda, our special Bermuda counsel. The underwriters are being represented as to United States legal matters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Digicel and its subsidiaries as of March 31, 2015 and 2014, and for each of the three years in the period ended March 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers is Scotiabank Centre, Duke Street, Box 372, Kingston, Jamaica.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common shares, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on

the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to the common shareholders. The transfer agent has agreed to mail to all common shareholders the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all common shareholders such notices and all such other reports and communications received by the transfer agent.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are an exempted company with limited liability incorporated under the laws of Bermuda. Our registered address in Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. As a result, the rights of holders of our shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions.

The majority of our directors and officers and certain other persons referred to in this prospectus reside outside the United States in European member states including Ireland. Our business is based outside the United States, and a substantial portion of our assets, and all or a significant portion of the assets of our directors and officers, are located outside the United States in jurisdictions such as Ireland, Papua New Guinea, Jamaica and Haiti. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. There is doubt as to the enforceability in Bermuda, Ireland, Papua New Guinea, Jamaica and Haiti in original actions or in actions for enforcement of judgments of U.S. courts, of civil liability based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States may be unenforceable in Ireland, Papua New Guinea, Jamaica and Haiti.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Digicel Group Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of changes in deficit and of cash flows present fairly, in all material respects, the financial position of Digicel Group Limited and its subsidiaries at 31 March 2015 and 31 March 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Kingston, Jamaica

24 June 2015

Digicel Group Limited

Consolidated Statement of Comprehensive Loss

Year ended 31 March 2015

(expressed in United States dollars unless otherwise indicated)

	Note	2015 $’000	2014 $’000	2013 $’000
Revenue	6	2,794,110	2,753,649	2,777,318
Operating costs and expenses:
Direct operating and subscriber acquisition costs	9	(753,858)	(743,718)	(764,683)
Other operating expenses	9	(286,959)	(260,977)	(273,855)
Marketing expenses	9	(115,209)	(108,837)	(118,053)
Staff costs	10	(317,001)	(278,686)	(264,578)
General and administrative expenses	9	(208,000)	(173,771)	(190,873)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	9	(405,277)	(395,216)	(410,564)

Operating Profit		707,806	792,444	754,712
Finance income	7	2,733	16,948	2,900
Finance costs	7	(599,332)	(505,162)	(564,949)
Share of loss of associates	15	(21,130)	(7,860)	(2,215)
Impairment of loan to associate and investments	15,16	(58,655)	(39,000)	(176,000)

Profit before Taxation		31,422	257,370	14,448
Taxation	11	(188,967)	(213,914)	(212,939)

Net (Loss)/Profit		(157,545)	43,456	(198,491)
Other Comprehensive Loss:
Items that may subsequently be reclassified to profit or loss
Exchange differences on translating foreign operations		(157,948)	(134,360)	(60,623)

Total Comprehensive Loss		(315,493)	(90,904)	(259,114)

Net (Loss)/Profit attributable to:
Owners of the parent		(168,304)	30,273	(209,972)
Non-controlling interests		10,759	13,183	11,481

		(157,545)	43,456	(198,491)

Total Comprehensive (Loss)/Income attributable to:
Owners of the parent		(324,429)	(104,087)	(270,595)
Non-controlling interests		8,936	13,183	11,481

		(315,493)	(90,904)	(259,114)

(Loss)/Earnings per share – basic and diluted attributable to common equity holders of the parent	12	($2.07)	$0.13	($2.54)

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Consolidated Balance Sheet

31 March 2015

(expressed in United States dollars unless otherwise indicated)

	Note	2015 $’000	2014 $’000
ASSETS
Non-Current Assets
Intangible assets	13	1,631,386	1,721,993
Property, plant and equipment	14	1,800,045	1,465,879
Investments in associates	15	26,508	29,621
Other investments	16	31,104	11,659
Deferred taxation	22	25,251	18,031
Prepayments	17	37,750	21,839
		3,552,044	3,269,022
Current Assets
Accounts receivable and prepayments	18	522,630	459,181
Inventories		49,231	43,569
Cash and cash equivalents	19	499,830	655,533
Restricted deposits	19	17,700	13,174
		1,089,391	1,171,457

Total Assets		4,641,435	4,440,479

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Consolidated Balance Sheet (Continued)

31 March 2015

(expressed in United States dollars unless otherwise indicated)

	Note	2015 $’000	2014 $’000
LIABILITIES AND DEFICIT
Non-Current Liabilities
Shareholders’ loans	20	1,740	2,238
Long term loans	21	6,305,513	4,845,733
Deferred taxation	22	170,101	155,998
Provisions	23	96,091	73,462
Other long term liabilities	24	49,051	—
		6,622,496	5,077,431
Current Liabilities
Trade and other payables	25	608,867	534,484
Provisions	23	10,962	8,654
Taxation payable		93,679	133,243
Long term loans – current portion	21	163,227	1,218,861
		876,735	1,895,242

Total Liabilities		7,499,231	6,972,673

Equity/(Deficit)
Capital and Reserves Attributable to Equity Holders of the Company
Share capital	26	283,050	283,050
Contributed capital		24,733	24,733
Foreign exchange translation reserve		(348,893)	(192,768)
Accumulated deficit		(2,892,810)	(2,684,506)
		(2,933,920)	(2,569,491)
Non-Controlling Interests	28	76,124	37,297

Total Deficit		(2,857,796)	(2,532,194)

Total Liabilities and Deficit		4,641,435	4,440,479

Approved for issue by the Board of Directors on 16 June 2015 and signed on its behalf by:

/s/ Denis O’Brien		/s/ Colm Delves
Denis O’Brien	Chairman	Colm Delves	Director

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Consolidated Statements of Changes in Deficit

Year ended 31 March 2015

(expressed in United States dollars unless otherwise indicated)

	Attributable to equity holders of the Company
	Share Capital $’000	Contributed Capital $’000	Foreign Exchange Translation Reserve $’000	Accumulated Deficit $’000	Total $’000	Non- Controlling Interests $’000	Total Equity $’000
Balance at 31 March 2012	283,050	24,733	2,215	(1,474,807)	(1,164,809)	16,481	(1,148,328)
Net loss for the year	—	—	—	(209,972)	(209,972)	11,481	(198,491)
Other comprehensive loss	—	—	(60,623)	—	(60,623)	—	(60,623)

Total comprehensive (loss)/income	—	—	(60,623)	(209,972)	(270,595)	11,481	(259,114)
Dividends	—	—	—	(340,000)	(340,000)	(6,772)	(346,772)

Balance at 31 March 2013	283,050	24,733	(58,408)	(2,024,779)	(1,775,404)	21,190	(1,754,214)
Net profit for the year	—	—	—	30,273	30,273	13,183	43,456
Other comprehensive loss	—	—	(134,360)	—	(134,360)	—	(134,360)

Total comprehensive (loss)/income	—	—	(134,360)	30,273	(104,087)	13,183	(90,904)
Arising from business combination		—	—	—	—	9,266	9,266
Dividends	—	—	—	(690,000)	(690,000)	(6,342)	(696,342)

Balance at 31 March 2014	283,050	24,733	(192,768)	(2,684,506)	(2,569,491)	37,297	(2,532,194)
Net (loss)/profit for the year	—	—	—	(168,304)	(168,304)	10,759	(157,545)
Other comprehensive loss	—	—	(156,125)	—	(156,125)	(1,823)	(157,948)

Total comprehensive (loss)/income	—	—	(156,125)	(168,304)	(324,429)	8,936	(315,493)
Arising from transactions with shareholders (Note 28)	—	—	—	—	—	16,595	16,595
Arising from business combinations	—	—	—	—	—	20,176	20,176
Dividends (Note 26)	—	—	—	(40,000)	(40,000)	(6,880)	(46,880)

Balance at 31 March 2015	283,050	24,733	(348,893)	(2,892,810)	(2,933,920)	76,124	(2,857,796)

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Consolidated Statement of Cash Flows

Year ended 31 March 2015

(expressed in United States dollars unless otherwise indicated)

	Note	2015 $’000	2014 $’000	2013 $’000
Cash Flows from Operating Activities
Net (loss)/profit		(157,545)	43,456	(198,491)
Adjustments for:
Depreciation	14	317,819	312,083	323,099
Amortisation of intangible assets	13	83,958	83,133	87,465
Share of loss of associates	15	21,130	7,860	2,215
Impairment of loans to associates	15	58,000	39,000	176,000
Impairment of investments	16	655	—	—
Impairment of plant, property and equipment	14	3,500	—	—
Interest income	7	(2,733)	(16,948)	(2,900)
Interest expense	7	447,988	425,320	412,501
Fees on early repayment of loans	7	64,913	14,845	53,243
Amortisation of debt discount and deferred financing fees	7	20,769	23,538	35,302
Debt discount and deferred financing fees expensed on extinguishment of debt	7	23,621	7,626	29,842
Fair value charge in respect of vested options	7	1,687	8,263	4,391
Other finance related expenses	7	6,767	8,519	3,967
Equity based compensation	27	20,448	22,498	11,769
Employee profit share scheme	10	2,412	5,006	3,136
Foreign exchange loss on loans		33,587	17,051	25,703
Income tax expense	11	188,967	213,914	212,939
Loss on disposal of property, plant and equipment and intangible assets	9	960	1,540	2,562
Change in operating assets and liabilities:
Accounts receivable and prepayments		(16,482)	(31,825)	(30,464)
Inventories		(4,122)	(3,487)	1,408
Trade and other payables		(27,933)	(98,328)	(32,471)
Provisions		1,999	1,832	6,541

Cash generated from operations		1,090,365	1,084,896	1,127,757
Taxation paid		(223,343)	(226,487)	(117,777)
Interest paid		(446,767)	(416,700)	(451,809)
Interest received		12,995	6,662	2,900

Net cash provided by operating activities		433,250	448,371	561,071

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Consolidated Statement of Cash Flows (Continued)

Year ended 31 March 2015

(expressed in United States dollars unless otherwise indicated)

	Note	2015 $’000	2014 $’000	2013 $’000
Net Cash From Operating Activities		433,250	448,371	561,071
Cash Flows from Investing Activities
Purchase of property, plant and equipment		(638,491)	(495,047)	(347,769)
Purchase of intangible assets		(10,236)	(57,396)	(13,268)
Proceeds from sale of property, plant and equipment		6,232	9,624	2,067
Acquisition of subsidiaries, net of cash acquired	29	(126,762)	(19,009)	—
Acquisition of equity investment in associates	15	(4,000)	(5,857)	(15,055)
Loan to associates – DHCAL	15	(66,292)	(11,500)	(41,173)
Loan to other associates	15	(1,003)	(5,295)	—
Acquisition of other investments	16	(22,418)	(20,285)	(454)
Deposits held in escrow and restricted accounts		(2,542)	(797)	—

Net cash used in investing activities		(865,512)	(605,562)	(415,652)

Cash Flows from Financing Activities
Long term loans received, net of financing fees		2,054,549	512,806	2,743,214
Long term loans repaid including early repayment fees		(1,741,836)	(374,417)	(1,838,739)
Dividends paid to non-controlling interests	28	(6,880)	(6,342)	(6,772)
Dividends paid on preference stock and common shares		(40,000)	(690,000)	(340,000)
Investment by non-controlling interests		16,595	10,356	—
Deposits held in escrow and restricted accounts		(2,197)	277,432	(277,432)

Net cash provided by / (used in) financing activities		280,231	(270,165)	280,271
Effects of exchange rate changes on cash and cash equivalents		(3,672)	1,370	(775)

Net (decrease)/increase in cash and cash equivalents		(155,703)	(425,986)	424,915
Cash and cash equivalents at beginning of year		655,533	1,081,519	656,604

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	19	499,830	655,533	1,081,519

Supplemental disclosure of non-cash investing and financing activities:
Payables for additions to property, plant and equipment		49,271	24,460	12,556

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

1.	Identification and Activities

Digicel Group Limited (“DGL” or “the Company”), a limited liability company incorporated in Bermuda on 5 February 2007 and its subsidiaries (together “the Group” or “Digicel”), provide communications services including mobile telephony, business solutions, fixed broadband/pay-TV and other related products and services in the Caribbean, South Pacific and Central America. As at 31 March 2015, Digicel has operations in Jamaica, Barbados, St. Lucia, St. Vincent and the Grenadines, Grenada, Aruba, Bonaire, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla, Montserrat, Papua New Guinea, Vanuatu, Samoa, Nauru, Fiji, Tonga and Myanmar. The Company has its registered office at 2 Church St, Hamilton, Bermuda, HM CX.

A list of the Company’s subsidiaries is set out in Note 4 to the financial statements. The controlling shareholder is Mr. Denis O’Brien.

2.	Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain liabilities.

The Group’s total liabilities exceeded its total assets as at 31 Mar 2015. However, the Group reported operating profit in the year of $707,806,000 and generated $433,250,000 of operating cash flows. Whilst the Group has substantial outstanding debt, significant debt service obligations and capital requirements, the Directors of the Group expect that cash from operations along with the Group’s significant cash balances will allow the Group to meet its obligations as they become due. Accordingly, the financial statements have been prepared on the basis that the Group is a going concern.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2015

Certain new standards, interpretations and amendments to existing standards have been published that became effective during the current financial year. The Group has assessed the relevance of all such new interpretations and amendments, and has adopted the following, which are relevant to its operations.

IFRIC 21, ‘Levies’, IFRIC 21 addresses the accounting for a liability to pay a levy recognised in accordance with IAS 37, ‘Provisions’, and the liability to pay a levy whose timing and amount is certain. It excludes income taxes within the scope of IAS 12, ‘Income taxes’. IFRIC 21 indicates that the obligating event that

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2015 (continued)

gives rise to a liability to pay a levy is the event identified by the legislation that triggers the obligation to pay the levy. It concludes that the fact that an entity is economically compelled to continue operating in a future period, or prepares its financial statements under the going concern principle, does not create an obligation to pay a levy that will arise from operating in the future. Accordingly, a liability to pay a levy is recognised when the obligating event occurs. This might arise at a point in time or progressively over time. The interpretation also requires that an obligation to pay a levy triggered by a minimum threshold is recognised when the threshold is reached. There has not been a significant impact from the adoption of the interpretation on the Group’s financial statements.

IAS 36 (Amendments), Recoverable Amount Disclosures for Non-Financial Assets. The amendments to IAS 36 require disclosure of the recoverable amount of an individual asset (including goodwill) or a cash-generating unit and additional information about the fair value less costs of disposal for which an impairment loss has been recognised or reversed during the reporting period. The requirement to disclose the recoverable amount of each cash-generating unit for which the carrying amount of goodwill or intangible assets with indefinite life intangible assets allocated to that unit is significant when compared to the total carrying amount of goodwill or indefinite life intangible assets has been removed. The adoption of these amendments did not result in additional disclosure relating to impairments or reversals of impairments.

Amendment to IAS 32, ‘Financial instruments: Presentation’,. These amendments are to the application guidance in IAS 32, ‘Financial Instruments: Presentation’, and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. There has not been a significant impact from the adoption of the amendment on the Group’s financial statements.

Amendments to IFRS 10, 12 and IAS 27. These amendments mean that many funds and similar entities will be exempt from consolidating most of their subsidiaries. Instead, they will measure them at fair value through profit or loss. The amendments give an exception to entities that meet an ‘investment entity’ definition and which display particular characteristics. Changes have also been made to IFRS 12 to introduce disclosures that an investment entity needs to make. There has not been a significant impact from the adoption of the amendment on the Group’s financial statements.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been issued which are not yet effective and which the Group will adopt in future financial years. The Group has assessed the relevance of all such new standards, interpretations and amendments, has determined that the following may be relevant to its operations, and has concluded as follows:

IFRS 9, ‘Financial Instruments’, (effective for annual periods beginning on or after 1 January 2018). IFRS 9 replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected loss model that replaces the current incurred loss impairment model. The Group is in the process of assessing the impact of using an expected loss model in relation to trade receivables.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

IFRS 15, ‘Revenue from Contracts with Customers’, (effective for annual periods beginning on or after 1 January 2017) The IASB and the U.S. Accounting Standards Board (FASB) have concurrently published a new revenue standard which is the result of a convergence project between the two Boards. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. It specifies how and when an entity will recognise revenue as well as requiring entities to provide more informative, relevant disclosures. The standard supersedes IAS 18, ‘Revenue’, IAS 11 ‘Construction Contracts’ and a number of revenue-related interpretations. Application of the standard is mandatory for accounting periods beginning on or after 1 January 2017. The Group is in the process of assessing the impact on its financial statements of future adoption of the standard.

Annual Improvements 2012, (effective for annual periods beginning on or after 1 July 2014). The IASB issued its Annual Improvements to IFRS 2010 – 2012 Cycle, which amended seven standards. The following amendments may have an impact on the company: IFRS 2, ‘Share-based payment.’ The amendment clarifies the definition of a ‘vesting condition’ and separately defines ‘performance condition’ and ‘service condition’. IFRS 3, ‘Business combinations.’ The standard is amended to clarify that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or as equity, on the basis of the definitions in IAS 32, ‘Financial instruments: Presentation.’ The standard is further amended to clarify that all non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date, with changes in fair value recognised in profit and loss. Consequential changes are also made to IFRS 9, IAS 37 and IAS 39. IFRS 8, ‘Operating segments.’ The standard is amended to require disclosure of the judgements made by management in aggregating operating segments. The standard is further amended to require a reconciliation of segment assets to the entity’s assets when segment assets are reported. IFRS 13, ‘Fair value measurement.’ The IASB has amended the basis for conclusions of IFRS 13 to clarify that it did not intend to remove the ability to measure short-term receivables and payables at invoice amounts in such cases. IAS 24, ‘Related party disclosures’ The standard is amended to include, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity (‘the management entity’). The Group is assessing the impact of adopting these amendments.

Annual Improvements 2013, (effective for annual periods beginning on or after 1 July 2014). The IASB issued its Annual Improvements to IFRS 2011 – 2013 Cycle, which amended four standards. The following amendments may have an impact on the Group: IFRS 3, ‘Business combinations.’ The standard is amended to clarify that IFRS 3 does not apply to the accounting for the formation of any joint arrangement under IFRS 11. The amendment also clarifies that the scope exemption only applies in the financial statements of the joint arrangement itself. IFRS 13, ‘Fair value measurement.’ The amendment clarifies that the portfolio exception in IFRS 13, which allows an entity to measure the fair value of a group of financial assets and financial liabilities on a net basis, applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9). The Group is assessing the impact of adopting these amendments.

Annual Improvements 2014, (effective for annual periods beginning on or after 1 January 2016). The IASB issued its Annual Improvements to IFRS 2012 – 2014 Cycle, which amended four standards. The following amendments may have an impact on the Group. IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations Assets’ (or disposal groups). The amendment to IFRS 5 clarifies that changing from one disposal method to the other should considered a continuation of the original plan. The amendment also clarifies that

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

changing the disposal method does not change the date of classification. IFRS 7 ‘Financial Instruments: Disclosures.’ The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. IAS 34, ‘Interim financial reporting.’ The amendment clarifies what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’. The amendment further amends IAS 34 to require a cross-reference from the interim financial statements to the location of that information. The Group is assessing the impact of adopting these amendments.

Amendments to IFRS 10, ‘Consolidated financial statements’ and IAS 28, ‘Investments in associates and joint ventures.’ These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The Group is assessing the impact of adopting these amendments.

Amendments to IAS 1, Presentation of financial statements. In December 2014 the IASB issued amendments to clarify guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. The amendments form a part of the IASB’s Disclosure Initiative, which explores how financial statement disclosures can be improved. The amendments are effective from 1 January 2016.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

The consolidated financial statements are prepared in accordance with the following significant accounting policies:

(a)	Consolidation/Group accounting

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s fair value of net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(a)	Consolidation/Group accounting (continued)

the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive (loss)/income.

Inter-company transactions, balances and unrealised gains/losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in profit or loss in the statement of comprehensive (loss)/income; its share of post-acquisition movements in other comprehensive (loss)/income is recognised in other comprehensive (loss)/income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount as an impairment in the consolidated statement of comprehensive (loss)/income.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising on investments in associates are recognised in profit or loss in the consolidated statement of comprehensive (loss)/income.

(b)	Intangible assets

Purchased intangible assets are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs meeting the criteria of IAS 38, are not capitalised and the expenditure is charged against profits in the year in which

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Intangible assets (continued)

the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period for an intangible asset with a finite useful life is reviewed at a minimum at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period and is treated as a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statement of comprehensive (loss)/income. The Group has no indefinite life assets other than goodwill.

Goodwill

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then the Group initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, the Group then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets.

Goodwill is tested for impairment annually at 31 March or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•	Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	Is not larger than an operating segment based on the Group’s operating format determined in accordance with IFRS 8.

Impairment is determined by assessing the recoverable amount (higher of the value in use and fair value less costs of disposal) of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Intangible assets (continued)

Licences

The carrying value of licences for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by subsidiaries is disclosed in Note 13.

The Group operates in an industry that is subject to constant and rapid changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licences, which have been awarded for various periods, are subject to periodic review for amongst other things, rate making, frequency allocation and technical standards.

Licences are stated at historical cost less accumulated amortisation and impairment losses. Amortisation is calculated on the straight-line method over the useful life of each licence. The initial terms of these licences vary from 5 to 15 years. Intangible assets are not revalued. Licences held, subject to certain conditions, are renewable and are generally nonexclusive. Under the terms of the respective licences, subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

Subscriber bases

Subscriber bases recognised as an intangible asset have been acquired in business combinations. Their cost corresponds to the fair value as at the date of acquisition. Subscriber bases have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the subscriber bases over their estimated useful lives of 1- 10 years. The estimated useful lives for subscriber bases are based on the specifications of the market in which they exist.

Computer software

Acquired computer software is capitalised on the basis of cost incurred to bring to use the specific software. These costs are amortised over their estimated useful life of 3 years.

(c)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation.

Land is not depreciated. Depreciation on other assets is calculated on the straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	40 – 50 years
Leasehold improvements	Over the life of the lease, straight line
Site infrastructure	7 – 14 years
Computers	3 years
Network equipment	7 – 20 years
Fixtures and fittings	3 – 15 years
Motor vehicles	3 – 5 years
Customer premises equipment	3 years

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Property, plant and equipment (continued)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Repairs and maintenance are charged to the consolidated statement of comprehensive (loss)/income during the financial period in which they are incurred. Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

The cost of major renovations is included in the carrying amount of the asset when it is probable that the future economic benefits will exceed the originally assessed standard of performance of the existing asset and will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

A liability for the present value of the cost to remove an asset on both owned and leased sites is recognised when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalised as part of the cost of that asset when it is probable that such costs will result in future economic benefits for the Group and the costs can be measured reliably.

First full installation costs to premises including all direct materials, equipment, labour and associated costs are capitalised and amortised over a period of 3 years. Any subsequent installation to premises that has had a prior “First Full Install” is expensed.

All set top boxes and modems remain the property of the company and are treated as Customer Premises Equipment which are capitalised and amortised over a 3 year period from date of installation.

(d)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(e)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash at bank and in hand, deposits held at call with banks, and other short term highly liquid investments with maturities at acquisition of three months or less, excluding amounts held in debt reserve or interest escrow.

(f)	Foreign currency translation

(i)	Presentation and functional currency

The Company is incorporated in Bermuda and its subsidiaries operate in jurisdictions with different currencies. Items included in the financial statements of each of the Group’s entities are

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(f)	Foreign currency translation (continued)

(i)	Presentation and functional currency (continued)

measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Group’s consolidated financial statements are presented in U.S. dollars. The presentation currency of the Group is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

(ii)	Transactions and balances

In the financial statements of Group entities, transactions denominated in currencies other than the functional currency are recorded in the functional currency at the actual exchange rate existing at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are reported at the exchange rates prevailing at the year end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the consolidated statement of comprehensive (loss)/income. Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each statement of comprehensive (loss)/income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognised in other comprehensive (loss)/income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive (loss)/income. Exchange differences arising on monetary items that form part of the net investment in foreign operations are also recognised in equity in the foreign exchange translation reserve. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated statement of comprehensive (loss)/income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Revenue

Group revenue comprises revenue of the Group and its subsidiaries and excludes value added tax and similar taxes, discounts and sales between Group companies.

Revenue comprises amounts charged to customers in respect of the sale of handsets and accessories, monthly access charges, airtime usage, messaging, the provision of other mobile telecommunication services including data services, cable television, broadband, fixed line telecommunication, entertainment services, and interconnect revenue arising from agreements entered into with other networks.

Access charges and airtime used by contract customers are invoiced and recorded as part of a periodic billing cycle and recorded as revenue over the related access period, with unbilled revenue resulting from services already provided from the billing cycle date to the end of each period accrued. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime or the credit expires.

Revenue from data services is recognised when the related service has been delivered to the customer.

Revenues from the sale of handsets and accessories are recognised when the significant risks and rewards of ownership have been passed to the buyer. Revenues from the sale of handsets arises only in a limited number of the Company’s subsidiaries that purchase handsets and sell them directly to dealers or where the Group purchases and sells selected inventory primarily to corporate customers. In most subsidiaries, handsets are sold to dealers by distributors acting as principals.

Monthly subscription revenue is recognised in the month of service delivery for active subscriber accounts, or pro-rated on a straight line basis for partial month’s active service. Monthly subscriptions are billed monthly in advance and subject to a 12 month initial contract period. Transactional revenue is recognised in the month of service delivery or billable event and is inclusive of but not limited to TVOD, PPV and VOIP services. Equipment rental fees are billed monthly in advance from the date of subscriber activation or date of installation if the equipment is supplied after activation date.

Revenue arising from interconnect and roaming agreements with other networks is recognised gross, with amounts due to other networks recognised as direct operating and subscriber acquisition costs.

The Group earns revenue from arrangements to provide capacity under Indefeasible rights of use (“IRU”) with third parties. Advance payments received at the start of the arrangement are recognized as revenue over the initial period of the IRU agreement. Unearned IRU revenue net of the amount recognisable within one year is disclosed as deferred revenue in other long term liabilities and the amount recognisable within one year is disclosed as deferred revenue in current liabilities.

Revenue arrangements with multiple deliverables (“bundled offers” such as equipment and services sold together) are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration is then allocated among the separate units of accounting based on their relative fair values or on the residual method. Revenue is then recognised separately for each unit of accounting.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(h)	Direct operating and subscriber acquisition costs

Direct operating and subscriber acquisition costs comprise interconnection costs, roaming costs, rental of channel, costs of handsets, equipment and other accessories sold, commissions, subsidies and fees paid to the Group’s distributor, dealer margin and card production costs. These costs are expensed when incurred except for dealer margin and card production costs. Dealer margin and card production costs, which relate to prepaid airtime credit that has been activated but not yet consumed by customers, are deferred until such time as the customer uses the airtime, or the credit expires, upon which time the cost is expensed as part of direct and subscriber acquisition costs. Provision is also made for subsidies and fees that will be paid to distributors in accordance with the terms of the agreements with the distributors and for which there is a present obligation at the balance sheet date.

(i)	Customer loyalty scheme

The Group operates a customer loyalty scheme in which subscribers accumulate points based on services used which can be redeemed for airtime or to purchase handsets from authorised dealers. A portion of subscriber revenue attributable to the fair value of loyalty points awarded is deferred until they are utilized or expire. The fair value of the loyalty points is estimated by reference to the fair value of the awards for which the points could be redeemed and is reduced to take into account the proportion of the points that are not expected to be redeemed by customers. The Group exercises its judgement in determining the assumptions adopted in respect of the number of points not expected to be redeemed based on historical trends in determining the fair value of the points. Amounts deferred in respect of the loyalty scheme are included in deferred revenue in Note 25.

(j)	Leases

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statement of comprehensive (loss)/income on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income.

Indefeasible rights of use (“IRUs”) are evaluated in accordance with IFRIC 4 – Determining whether an arrangement contains a lease to determine if the arrangement qualifies as a lease or a service arrangement. The evaluation is based on the substance of the arrangement and requires an assessment of whether fulfillment is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. If these criteria are met, the arrangement will be classified as a lease, either operating or finance, and accounted for accordingly. If the IRU is a service arrangement, cash payments will be recorded as prepayments and expensed straight-line over the term of the agreement.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(k)	Taxation

Taxation on the profit for the year comprises current and deferred taxes. Current and deferred taxes are recognised as income tax expense or benefit in the consolidated statement of comprehensive (loss)/income

(i)	Current taxes

Current tax is the expected taxation payable on the taxable income for the year, using the tax rates in force at the balance sheet date, and any adjustments to tax payable in respect of previous years.

(ii)	Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(l)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax from the proceeds.

(m)	Borrowings

Borrowings are recognised initially at cost, being their issue proceeds, net of transaction costs incurred. Subsequently, borrowings are stated at amortised cost and any difference between net proceeds and the maturity amount is recognised in the consolidated statement of comprehensive (loss)/income over the period of the borrowings using the effective yield method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(n)	Trade receivables

Trade receivables are carried at original invoice cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Investments

The Group allocates financial assets to the following IAS 39 categories: loans and receivables and available-for-sale financial assets. Management determines the classification of its financial instruments at initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

i)	those that the Group intends to sell immediately or in the short term, which are classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;

ii)	those that the Group upon initial recognition designates as available for sale; or

iii)	those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration.

Loans and receivables are initially recognised at fair value – which is the cash consideration to originate or purchase the loan including any transaction costs – and measured subsequently at amortised cost using the effective interest rate method. Interest on loans is included in the consolidated statement of comprehensive (loss)/income. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the loan and recognised in the consolidated statement of comprehensive (loss)/income.

Available-for-sale financial assets

Available-for-sale investments are financial assets that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets are initial recognised at fair value, which is the cash consideration including any transaction costs, and measured subsequently at fair value with gains and losses being recognised in other comprehensive (loss)/income in the consolidated statement of comprehensive (loss)/income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognised. If an available-for-sale financial asset is determined to be impaired, the cumulative gain or loss previously recognised in other comprehensive (loss)/income in the consolidated statement of comprehensive (loss)/income is recognised in the net profit. However, interest is calculated using the effective interest method, and foreign currency gains and losses on monetary assets classified as available for sale are recognised in operating income. A number of immaterial investments are stated at cost less provision for impairment as fair value is not reliably determinable since the investments are unquoted (Note 16).

Dividends on available-for-sale equity instruments are recognised in other operating income in the consolidated statement of comprehensive (loss)/income when the Group’s right to receive payment is established.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(p)	Impairment of non-financial assets, other than goodwill

Definite lived assets, other than financial assets, are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognised in the consolidated statement of comprehensive (loss)/income for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and its value in use, and is calculated for an individual asset or for the smallest cash generating unit to which the asset belongs. Value in use is the present value of cash flows expected to be derived from an asset or cash generating unit. In assessing value in use, the cash flows are discounted to their present value using a discount rate that reflects market conditions for the time value of money and the risks specific to the asset.

(q)	Employee benefits

Pension obligations

Certain subsidiaries participate in a defined contribution scheme, which is administered by trustees. The Group’s contribution is fixed; once the contributions have been paid, the Group has no further payment obligations. The contributions constitute the net periodic cost for the year in which they are due and are included in staff costs.

Equity compensation benefits

The Group has issued options to employees which have been accounted for as cash settled instruments. The determination of cash settled was based on the entity’s past practice of settling options in cash. The Group measures the liability for cash settled options at fair value at each reporting date.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options at the reporting date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the consolidated statement of comprehensive (loss)/income, with a corresponding adjustment to the liability.

The cost of the cash settled options is recognised, together with a corresponding increase in the liability, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date).

The liability will continue to be valued at fair value for the period after the vesting date up to settlement date with the change in the liability being reported as a gain or loss in finance income / costs and not as a component of compensation cost.

The cumulative expense recognised for cash settled transactions at each reporting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of cash settled instruments that will ultimately vest. The charge or credit to the consolidated statement of comprehensive (loss)/income for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Employee benefits (continued)

Equity compensation benefits—(Continued)

No expense is recognised for awards that do not ultimately vest.

(r)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of comprehensive (loss)/income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(s)	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(t)	Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each balance sheet. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models as appropriate. Derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Changes in the fair value of derivatives are included in the consolidated statement of comprehensive (loss)/income. This includes derivative transactions which, while providing effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules in IAS 39, Financial Instruments: Recognition and Measurement. There were no derivatives in any of the year ends presented.

(u)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a)	Impairment of loan to DHCAL

The impairment of the loan to DHCAL is determined by using discounted cash flow analysis for value in use. The Group uses its judgement to make assumptions that are mainly based on market conditions existing at the end of each reporting period, such as discount rates, EBITDA multiples, projected cash flows and other relevant inputs. If management’s estimate of the valuation of DHCAL as of 31 March 2015 were to decrease by 20 percentage points, such decrease would result in recognition of an additional impairment loss of $6.6 million (2014 – $9.4 million) on the loan to DHCAL and a provision of $9 million (2014 – $nil) in respect of the guarantee of DHCAL’s external loans by the Company.

b)	Fair values and useful lives of property, plant and equipment and intangible assets

The measurement of property, plant and equipment and intangible assets involves the use of estimates for determining the fair value at the acquisition date particularly in the case of assets acquired in a business combination.

Furthermore, the expected useful lives of these assets must be estimated. The annual depreciation and amortisation charge is also sensitive to the estimated useful lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary based on factors such as technological change, network investment plans, expected level of usage and physical condition of the assets concerned.

c)	Goodwill impairment

The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including discount rates, management’s expectations of future revenue growth, customer acquisition and retention costs, churn rates, capital expenditure and market share for each cash generating unit. The estimates can have a material impact on the amount of any goodwill impairment.

d)	Interconnect income and payments to other telecommunications operators

In certain instances, Digicel relies on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from, or payments we need to make to, these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

e)	Stock option valuation

In determining the fair value of stock options issued, two important elements are the fair value of our common stock and the assumption relating to future dividends on common stock. In determining the fair value of our common stock, we used a combination of the income approach and the market approach to estimate our total enterprise value. We then used that enterprise value to estimate the fair value of the common stock in the context of our capital structure which is then used to determine the fair value of stock options issued. The income and market approaches require significant management judgement and assumptions around projected cash flows, rate of return, valuation multiples, liquidity discounts and other relevant inputs. If the estimated share price as of 31 March 2015 were to differ by 10 percentage points from management’s estimates, the expense charged to the consolidated statement of comprehensive (loss)/income would increase or decrease by approximately $15.6 million (2014: $12.5 million) and $14.9 million (2014: $12.2 million), respectively. We have assumed a dividend yield of 3% for the valuation of stock options issued. Note 27 discloses the impact of varying the dividend yield.

f)	Litigation

The Group exercises considerable judgement in recognising and measuring provisions and the exposure to contingent liabilities related to pending litigation. Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provisions.

g)	Income taxes

The Group’s tax charge is based on tax laws and regulations in various jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. For these items, we believe our estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

h)	Distributor arrangements

In most of the markets in which the Group operates, handsets are purchased from the manufacturer and sold to dealers by distributors acting as principals.

The Group has considered the key terms of the agreements with the distributors in the context of the indicators below to determine that the distributors are acting as principals when they sell handsets to the authorised dealer network.

The distributors have primary responsibility for providing the handsets to dealers and fulfilling orders. Any product issues encountered by dealers are remedied either directly with the distributors or manufacturers, through the distributors. The distributors assume the risk of physical loss or damage before or after the dealer order, during shipping and on return. The Group pays subsidies and fees to the distributors, but the majority of the general inventory risk of losses arising from lost, damaged and stolen inventory rests with the distributors. The distributors bear all of the credit risk for the amount payable by the dealers and the Group does not compensate or subsidize any part of the credit risk. Based on this, the Group determined that the distributors are acting as principals in respect of the procurement and distribution of handsets and not as agents of the Group. Therefore, the Group does not recognize revenue on the sales of products by the distributors (see note 2(g)).

4.	Subsidiaries

Name of Company	Country of Incorporation	Holding % 31 March 2015	Holding % 31 March 2014
Digicel Limited	Bermuda	100%	100%
Mossel Limited	Isle of Man	100%	100%
Digicel Holdings (Bermuda) Limited	Bermuda	100%	100%
Digicel International Finance Limited	St Lucia	100%	100%
Digicel Caribbean Limited	St Lucia	100%	100%
Digicel (Jamaica) Limited	Jamaica	100%	100%
Digicel USA Incorporated	Barbados	100%	100%
Digicel Eastern Caribbean Limited	St Lucia	100%	100%
Digicel OECS Limited	St Lucia	91.02%	91.02%

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

4.	Subsidiaries (Continued)

Name of Company	Country of Incorporation	Holding % 31 March 2015	Holding % 31 March 2014
Digicel (Grenada) Limited	Grenada	100%	100%
Digicel (St Lucia) Limited	St Lucia	100%	100%
Digicel (SVG) Limited	St Vincent	100%	100%
Digicel Aruba Holdings BV	Netherlands Antilles	100%	100%
New Millenium Telecom Services NV	Netherlands Antilles	100%	100%
Digicel (Barbados) Holdings Limited	Barbados	75%	75%
Digicel (Barbados) Limited	Barbados	75%	75%
Digicel Holdings Limited	Barbados	100%	100%
Digicel Cayman Limited	Cayman Islands	96.875%	96.875%
Wireless Ventures (Cayman) Limited	Cayman Islands	96.875%	96.875%
Digicel Cayman Services Limited	Cayman Islands	100%	100%
Digicel (Turks & Caicos) Holdings Limited	Turks and Caicos	100%	100%
Digicel (Turks & Caicos) Limited	Turks and Caicos	51%	51%
Digicel Curacao Holdings BV	Netherlands Antilles	100%	100%
Curacao Telecom NV	Netherlands Antilles	100%	100%
Digicel Trinidad & Tobago Holdings Limited	Barbados	100%	100%
Digicel T&T International Finance Holdings Limited	Barbados	100%	100%
Digicel T&T International Finance Limited	Barbados	100%	100%
Digicel (Trinidad & Tobago) Limited	Trinidad and Tobago	100%	100%
Digicel Haiti Holdings Limited	St Lucia	100%	100%
Digicel Haiti International Finance Holdings Limited	St Lucia	100%	100%
Digicel Haiti International Finance Limited	St Lucia	100%	100%
Unigestion Holding S.A.	Haiti	100%	100%
One Fone S.A.	Haiti	100%	100%
Communication Cellulaire d’Haiti S.A.	Haiti	100%	100%
Alpha Communication Network S.A.	Haiti	100%	100%
Wireless Ventures (Anguilla ) Limited	Anguilla	100%	100%
Dominica Wireless Holdings Limited	St Lucia	100%	100%
Wireless Ventures (Dominica) Limited	Dominica	100%	100%
Jamaica Wireless Holdings Limited	St Lucia	100%	100%
Wireless Ventures (Jamaica) Limited	Jamaica	100%	100%
Digicel Caribe Holdings Limited	St Lucia	100%	100%
MGS Caribbean Limited	St Lucia	100%	100%
Digicel French Caribbean Holdings SARL	Luxembourg	100%	100%
Digicel French Caribbean SAS	France	100%	100%
Digicel Antilles Francais Guyane SAS	France	100%	100%
E- Tel NV	Netherlands Antilles	100%	100%
Communications Systems Curacao NV	Netherlands Antilles	100%	100%
St Kitts Wireless Holdings Limited	St Lucia	100%	100%
Wireless Ventures (St Kitts-Nevis) Limited	St Kitts and Nevis	70%	70%
AWS Carib Com NV	Netherlands Antilles	100%	100%
Antigua Wireless Holdings Limited	St Lucia	100%	100%

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

4.	Subsidiaries (Continued)

Name of Company	Country of Incorporation	Holding % 31 March 2015	Holding % 31 March 2014
Wireless Ventures (Antigua) Limited	Antigua	100%	100%
GHS Wireless Limited	St Lucia	100%	100%
Grenada Wireless Holdings Limited	St Lucia	100%	100%
Wireless Ventures (Grenada) Limited	Grenada	100%	100%
St Lucia Wireless Holdings Limited	St Lucia	100%	100%
Wireless Ventures (St Lucia) Limited	St Lucia	100%	100%
St Vincent Wireless Holdings Limited	St Lucia	100%	100%
Wireless Ventures (St Vincent) Limited	St Lucia	100%	100%
Barbados Wireless Holdings Limited	St Lucia	100%	100%
Cellular Communications (Barbados) Limited	Barbados	100%	100%
Wireless Holdings (Bermuda) Limited	Bermuda	100%	100%
Telecommunications (Bermuda & West Indies) Limited	Bermuda	100%	100%
Digicel Holdings Limited	Cayman Islands	100%	100%
Digicel S.A. de CV	El Salvador	100%	100%
Digicel Guyana Holdings Limited	St Lucia	100%	100%
Digicel Guyana Limited	St Lucia	100%	100%
U-Mobile (Cellular) Inc.	Guyana	100%	100%
U- Mobile Networks Limited	St Lucia	100%	100%
U-Mobile Networks Inc	Guyana	100%	100%
Digicel (BVI) Limited	British Virgin Islands	85%	85%
Site Acquisition Services Suriname NV	Suriname	100%	100%
Digicel Suriname Limited	Suriname	87.7%	87.7%
Grand Canal Finance Limited	Bermuda	100%	100%
Digicel (CA) Limited	Bermuda	100%	100%
Fundamental Limited	St Lucia	100%	100%
Digicel Pacific Limited	Bermuda	100%	100%
Digicel Pacific Finance Limited	Bermuda	100%	100%
Digicel Singapore (PVT) Limited	Singapore	100%	100%
Digicel International Resources Limited	Cayman Islands	100%	100%
Digicel (Fiji) Limited	Fiji Islands	100%	100%
Digicel (Fiji Islands) Limited	Fiji Islands	100%	100%
Digicel Carrier Services Limited	Hong Kong	100%	100%
Digicel (Nauru) Corporation	Nauru	80%	80%
Digicel (PNG) Limited	Papua New Guinea	100%	100%
Digicel Services Limited	Papua New Guinea	100%	100%
Digicel (Samoa) Limited	Samoa	80%	80%
Telecom Samoa Cellular Limited	Samoa	80%	80%
Digicel (Tonga) Limited	Tonga	100%	100%
Digicel (Vanuatu) Limited	Vanuatu	100%	100%
Site Acquisition Services (Vanuatu) Limited	Vanuatu	100%	100%
Highrise Properties Limited	Vanuatu	100%	100%

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

4.	Subsidiaries (Continued)

Name of Company	Country of Incorporation	Holding % 31 March 2015	Holding % 31 March 2014
Digicel Pacific Resources Pty Limited	Australia	100%	100%
Netxar Group Limited	St Lucia	100%	100%
Netxar Technologies S.R.L.	Dominican Republic	100%	100%
Netxar Technologies Inc.	Puerto Rico	100%	100%
Netxar Technologies Limited	Trinidad & Tobago	100%	100%
Data Nets Limited	Papua New Guinea	100%	100%
NIU Enterprise Communications Limited	Papua New Guinea	100%	100%
Bamba Holdings Limited	St Lucia	100%	100%
Oceanic Digital Jamaica Limited	Jamaica	100%	100%
Woodbourne Holdings Limited	St Lucia	50%	50%
Transact Limited	Bermuda	100%	100%
Digicel Asian Holdings PTE. Limited	Singapore	75%	100%
Myanmar Tower Company Limited	Myanmar	75%	—
Fibre Investments Limited	St Lucia	100%	100%
Caribbean Cable Communications Holdings Limited	Anguilla	100%	100%
Caribbean Cable Communications (Anguilla) Limited	Anguilla	95.7%	95.7%
Cable Television of Nevis Holdings Limited	Nevis	96.83%	96.83%
Caribbean Cable Communications (Nevis) Limited	Nevis	100%	100%
Caribbean Cable Communications (Montserrat) Limited	Montserrat	100%	100%
SAT Telecommunications Limited	Dominica	100%	100%
Cricket Sporting Investments Limited	Bermuda	63.37%	63.37%
CPL Holdings Limited	Bermuda	63.37%	63.37%
CPL Limited	St Lucia	60.2%	60.2%
Turgeau Holdings Ltd	St Lucia	100%	100%
Turgeau Developments S.A.	Haiti	100%	100%
Digicel Investments France SAS	France	100%	—
Fibre Investments Holdings Limited	St Lucia	100%	—
Middle Caribbean Network SAS	France	100%	—
Southern Caribbean Fiber SAS	France	100%	—
Antilles Crossing International LP	USA	100%	—
AC Barbados LP	USA	100%	—
Global Caribbean Crossing SARL	France	100%	—
Antilles Crossing-St Croix, Inc.	US Virgin Islands	100%	—
AC (Barbados) IBC, Inc.	Barbados	100%	—
Antilles Crossing LP	USA	100%	—
Turks & Caicos Broadcasting Limited	Turks & Caicos	100%	—
Caicos Television Holdings Ltd	Turks & Caicos	100%	—
TCT Ltd	Turks & Caicos	100%	—
International Media Content Limited	St Lucia	88%	—
Sportsmax Limited	Jamaica	88%	—
Telstar Cable Limited	Jamaica	100%	—

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

4.	Subsidiaries (Continued)

Name of Company	Country of Incorporation	Holding % 31 March 2015	Holding % 31 March 2014
Site & Towers (PNG) Limited	Papua New Guinea	100%	—
Hitron Limited	Papua New Guinea	60%	—
Hytec Electronics Limited	Papua New Guinea	60%	—
Bluehaven No. 63 Limited	Papua New Guinea	60%	—
Channel 8 Limited	Papua New Guinea	100%	—
Digicel TV & Media Pte. Ltd.	Singapore	100%	—
Digicel Media Ventures Pte. Ltd.	Singapore	100%	—
Digicel Asian Consultancy Pte. Limited	Singapore	100%	—
Northbrook Holdings Pte. Limited	Singapore	100%	—
Myanmar Red Dot Network Limited	Myanmar	100%	—

5.	Segment Reporting

Management has determined the operating segments based on the reports reviewed by the CODM (the Board of Directors) that are used to make strategic decisions. The Board of Directors assess the performance of the operating segments based on segment results. We define segment results to be net profit (loss) plus: finance costs, net foreign exchange (gain)/loss, impairment loss from associates, taxation, (gain)/loss on disposal of assets, depreciation and amortisation and compensation expenses relating to share options. Segment results are used by our Board and management as a measure of profitability.

Capital expenditure comprises cash additions to property, plant and equipment and intangible assets, excluding additions resulting from business combinations.

For the year ended 31 March 2015, the operations in Guyana have been disclosed as an additional separate segment. Comparatives disclosures for the years ended 31 March 2014 and 2013 have been represented on a consistent basis.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

5.	Segment Reporting (Continued)

Year ended 31 March 2015	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	500,638	478,753	421,256	268,830	198,444	106,723	91,223	80,675	663,438	—	2,809,980
Inter-segment revenue	—	(6,232)	(2,796)	—	—	—	—	—	(6,842)	—	(15,870)

External revenue	500,638	472,521	418,460	268,830	198,444	106,723	91,223	80,675	656,596	—	2,794,110

Segment result	240,345	224,249	161,784	161,558	76,508	19,669	48,830	38,477	230,143	(20,780)	1,180,783
Depreciation and Amortisation											(401,777)
Impairment of plant, property and equipment											(3,500)
Other non-operational expenses											(67,700)

Operating profit											707,806
Finance income											2,733
Finance costs											(599,332)
Share of loss of associates											(21,130)
Impairment of loan to associate and investments											(58,655)

Profit before taxation											31,422
Taxation											(188,967)

Net loss											(157,545)

Cash and cash equivalents	23,959	56,408	6,251	21,846	7,863	4,098	5,056	8,986	73,392	291,971	499,830

Other current assets											589,561
Non-current assets											3,552,044

Total assets											4,641,435

Capital expenditure	112,669	65,800	103,190	61,352	12,644	19,705	8,165	9,092	256,110	—	648,727
Depreciation	70,902	69,062	39,675	16,489	14,340	14,957	7,236	7,527	77,631	—	317,819
Amortisation	20,307	8,219	15,026	1,804	15,441	2,509	21	—	20,631	—	83,958

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

5.	Segment Reporting (Continued)

Year ended 31 March 2014 (Restated)	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	500,323	497,900	434,908	260,175	213,746	118,639	83,240	83,550	579,286	—	2,771,767
Inter-segment revenue	—	(6,721)	(3,391)	—	—	—	—	—	(8,006)	—	(18,118)

External revenue	500,323	491,179	431,517	260,175	213,746	118,639	83,240	83,550	571,280	—	2,753,649

Segment result	271,585	227,173	179,342	150,388	78,292	30,211	39,883	39,613	231,809	(25,225)	1,223,071
Depreciation and Amortisation											(395,216)
Other non-operational expenses											(35,411)

Operating profit											792,444
Finance income											16,948
Finance costs											(505,162)
Share of loss of associates											(7,860)
Impairment of loan to associate											(39,000)

Profit before taxation											257,370
Taxation											(213,914)

Net profit											43,456

Cash and cash equivalents	12,747	36,745	10,240	15,093	8,583	2,741	5,221	8,197	75,138	480,828	655,533

Other current assets											515,924
Non-current assets											3,269,022

Total assets											4,440,479

Capital expenditure	99,713	111,672	120,210	18,005	9,614	30,962	12,648	17,116	132,503	—	552,443
Depreciation	66,425	71,278	52,879	18,413	12,869	13,716	8,174	6,261	62,068	—	312,083
Amortisation	20,500	11,829	13,697	2,769	18,257	2,471	21	—	13,589	—	83,133

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

5.	Segment Reporting (Continued)

Year ended 31 March 2013 (Restated)	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	489,447	527,973	490,812	233,378	211,115	129,194	72,547	82,357	556,370	—	2,793,193
Inter-segment revenue	—	(7,227)	(2,465)	—	—	—	—	—	(6,183)	—	(15,875)

External revenue	489,447	520,746	488,347	233,378	211,115	129,194	72,547	82,357	550,187	—	2,777,318

Segment result	264,129	224,777	212,429	130,174	76,786	37,016	29,921	38,652	207,267	(20,442)	1,200,709
Depreciation and Amortisation											(410,564)
Other non-operational expenses											(35,433)

Operating profit											754,712
Finance income											2,900
Finance costs											(564,949)
Share of loss of associates											(2,215)
Impairment of loan to associate											(176,000)

Profit before taxation											14,448
Taxation											(212,939)

Net loss											(198,491)

Cash and cash equivalents	41,040	32,078	28,807	13,075	16,488	13,717	4,168	7,263	44,584	880,299	1,081,519

Other current assets											754,962
Non-current assets											3,198,196

Total assets											5,034,677

Capital expenditure	44,991	92,626	71,749	24,921	19,385	6,695	8,831	5,870	85,969	—	361,037
Depreciation	90,566	69,298	46,725	24,918	10,230	13,172	6,953	6,362	54,875	—	323,099
Amortisation	25,116	12,141	16,543	1,576	18,359	2,489	21	—	11,220	—	87,465

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

6.	Revenues

The Group’s revenues are comprised of the following:

	2015 $’000	2014 $’000	2013 $’000
Provision of services	2,653,267	2,619,936	2,657,438
Equipment sales	140,843	133,713	119,880

	2,794,110	2,753,649	2,777,318

Equipment sales include revenue from handsets and business solutions equipment.

7.	Finance Income and Costs

	2015 $’000	2014 $’000	2013 $’000
Finance income:
Interest income	2,733	16,948	2,900

Finance costs:
Interest expense	(447,988)	(425,320)	(412,501)
Fees for early repayment of Senior Notes	(64,913)	(14,845)	(53,243)
Amortisation of debt discount and financing fees	(20,769)	(23,538)	(35,302)
Deferred financing fees expensed on extinguishment of debt	(23,621)	(7,626)	(29,842)
Other finance related costs	(6,767)	(8,519)	(3,967)
Fair value charge in respect of vested stock options (Note 27)	(1,687)	(8,263)	(4,391)
Foreign exchange losses on loans	(33,587)	(17,051)	(25,703)

	(599,332)	(505,162)	(564,949)

8.	Net Foreign Exchange Losses

	2015 $’000	2014 $’000	2013 $’000
Foreign exchange losses on loans (Note 7)	(33,587)	(17,051)	(25,703)
Other foreign exchange losses (Note 9)	(29,449)	(6,367)	(13,448)

	(63,036)	(23,418)	(39,151)

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

9.	Expenses by Nature

	2015 $’000	2014 $’000	2013 $’000
Interconnect costs	175,845	175,249	196,784
Subscriber acquisition costs (excluding handset cost)	128,965	133,519	139,083
Costs of equipment sales	144,262	112,292	105,022
Dealer margins and card production costs	156,937	178,921	189,493
Data and roaming charges	51,656	64,105	78,793
USO levies and call taxes	80,685	79,031	55,508
Cable, broadband & other cost of sales	15,508	601	—

Direct operating and subscriber acquisition costs	753,858	743,718	764,683

Site operating costs	149,575	137,460	152,404
Software and IT maintenance	29,528	27,449	32,048
Network support costs	36,262	35,619	37,381
Operating lease rentals	54,291	44,407	36,754
Other	17,303	16,042	15,268

Other operating expenses	286,959	260,977	273,855

Marketing expenses	115,209	108,837	119,846

Professional fees	32,417	35,565	29,880
Travel	47,818	43,691	42,121
Facilities costs	46,555	43,821	48,824
Loss on disposal of property, plant and equipment and intangible assets	960	1,540	2,562
Contribution to Digicel Foundation	15,100	14,402	10,003
Other foreign exchange losses (Note 8)	29,449	6,367	13,448
Other general and administrative expenses	35,701	28,385	44,035

General and administrative expenses	208,000	173,771	190,873

Staff costs (Note 10)	317,001	278,686	264,578
Amortisation of intangible assets (Note 13)	83,958	83,133	87,465
Impairment of property, plant and equipment (Note 14)	3,500	—	—
Depreciation (Note 14)	317,819	312,083	323,099

Depreciation, amortization and impairment of property, plant and equipment and intangible assets	405,277	395,216	410,561

Total	2,086,304	1,961,205	2,022,606

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

10.	Staff Costs

	2015 $’000	2014 $’000	2013 $’000
Salaries	239,807	215,806	212,764
Statutory contributions	17,719	15,704	13,369
Pension contribution (Note 32)	5,180	4,891	4,857
Equity compensation charge under IFRS 2 (Note 27)	20,448	22,498	11,769
Employee profit share scheme	2,412	5,006	3,136
Voluntary Separation Plan / Reorganisation costs	14,431	—	4,476
Other	17,004	14,781	14,207

	317,001	278,686	264,578

11.	Taxation

At the present time no income, profit, capital transfer or capital gains taxes are levied in Bermuda and accordingly no provision for such taxes has been made by the Group and its subsidiaries incorporated in Bermuda. In the event of such taxes being enacted in Bermuda, the Group has received an undertaking from the Minister of Finance in Bermuda, under the Exempted Undertaking Tax Protection Act, 1966 exempting the Group from all such taxes until 31 March 2035.

The Group’s subsidiaries incorporated in the Cayman Islands are not liable to taxation under Cayman Islands’ tax laws.

Digicel Caribbean Limited and Digicel Eastern Caribbean Limited are taxable at a rate of 1% on their income earned outside of Caribbean countries who are signatories to the CARICOM Double Taxation Agreement under the International Business Companies Act. Where Digicel Caribbean Limited’s income and Digicel Eastern Caribbean Limited’s income are earned from within CARICOM countries and has been taxed at source, this income is relieved from taxation.

Income taxes for all other subsidiaries are based on statutory income tax rates prevailing in each jurisdiction.

The Group’s tax charge comprises:

	2015 $’000	2014 $’000	2013 $’000
Current income tax	175,874	205,369	199,441
Prior year (over) / under provision	(3,236)	(9,167)	1,841
Deferred taxation (Note 22)	(4,697)	3,272	(2,022)
Withholding tax on intercompany royalty charges	21,026	14,440	13,679

Tax charge	188,967	213,914	212,939

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

11.	Taxation (Continued)

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise as follows:

	2015 $’000	2014 $’000	2013 $’000
Profit before tax in taxable jurisdictions, net	672,130	762,827	709,233
Loss before tax in tax free jurisdictions, net	(640,708)	(505,457)	(694,785)

Group profit before tax	31,422	257,370	14,448

Tax calculated at domestic tax rate applicable to profits in the respective countries	144,451	171,197	164,213
Effect of:
Expenses not deductible for tax purposes	7,464	17,569	17,405
Income not subject to tax	(9,114)	(2,971)	(11,292)
Prior year (over)/under provision	(3,236)	(9,167)	1,841
Tax effect of losses utilised	(210)	(355)	(359)
Deferred tax liability recognised in respect of unremitted earnings from subsidiaries	17,400	24,401	32,759
Prior years’ tax losses for which a deferred income tax asset was recognised in the current year	(3,198)	(1,355)	—
Prior year’s deferred tax liability recognised in current year	—	745	—
Investment tax credit	—	—	(3,498)
Current year tax losses for which no deferred income tax asset was recognised	15,675	—	—
Withholding tax on intercompany royalty charges	21,026	14,440	13,679
Other	(1,291)	(590)	(1,809)

Actual tax charge	188,967	213,914	212,939

12.	(Loss)/Earnings per Share

Basic (loss)/earnings per share (EPS) is calculated by taking the profit/(loss) attributable to equity holders of the Company by the weighted average number of common shares in issue during the year.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

12.	(Loss)/Earnings per Share (Continued)

The following tables reflect the profit/(loss) and share data used in the basic EPS calculations.

Basic and diluted (loss)/earnings per share are the same in all periods as there are no dilutive potential common shares. As described in Note 27, the Group’s option plans have been accounted for as cash-settled based both on previous history of cash settlement of options and the specific rules of the schemes relating to the cash settlement of options. Accordingly, the options outstanding are not considered potential common shares.

	2015 $’000	2014 $’000	2013 $’000
Net (loss)/profit	(157,545)	43,456	(198,491)
Less: profit/(loss) attributable to non-controlling interests	(10,759)	(13,183)	(11,481)
Less: dividends on preferred shares	(18,335)	(18,335)	(18,335)

(Loss)/profit attributable to common equity holders of the parent	(186,639)	11,938	(228,307)

	2015	2014	2013
Weighted average number of shares (thousands)	90,050	90,050	90,050
Basic and diluted (loss) / earnings per share attributable to equity owners of the parent	($2.07)	$0.13	($2.54)

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorisation of these financial statements.

13.	Intangible Assets

	Goodwill $’000	Licences $’000	Software $’000	Subscriber Bases $’000	Trade Marks $’000	Total $’000
At 31 March 2014
Cost	1,206,236	781,985	122,130	93,367	5,383	2,209,101
Accumulated amortisation	—	(303,821)	(102,779)	(76,556)	(3,952)	(487,108)

Net book value	1,206,236	478,164	19,351	16,811	1,431	1,721,993

Year ended 31 March 2014
Opening net book amount	1,260,743	475,411	25,615	17,004	2,690	1,781,463
Additions	—	70,940	6,051	—	180	77,171
Acquired in business combinations	21,553	—	—	7,519	703	29,775
Amortisation charge	—	(62,077)	(12,717)	(6,803)	(1,536)	(83,133)
Disposals	—	—	(262)	—	(224)	(486)
Translation difference	(76,060)	(6,110)	664	(909)	(382)	(82,797)

Closing net book value	1,206,236	478,164	19,351	16,811	1,431	1,721,993

At 31 March 2015
Cost	1,131,999	786,167	94,987	122,569	18,172	2,153,894
Accumulated amortisation	—	(339,703)	(93,604)	(83,705)	(5,496)	(522,508)

Net book value	1,131,999	446,464	1,383	38,864	12,676	1,631,386

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets (Continued)

	Goodwill $’000	Licences $’000	Software $’000	Subscriber Bases $’000	Trade Marks $’000	Total $’000
Year ended 31 March 2015
Opening net book amount	1,206,236	478,164	19,351	16,811	1,431	1,721,993
Additions	—	11,937	4,259	—	258	16,454
Acquired in business combinations	28,103	—	—	30,841	13,280	72,224
Amortisation charge	—	(52,427)	(22,407)	(7,059)	(2,065)	(83,958)
Adjustments arising from finalisation of purchase price adjustments	(11,171)	15,177	—	5,426	728	10,160
Translation difference	(91,169)	(6,387)	180	(7,155)	(956)	(105,487)

Closing net book value	1,131,999	446,464	1,383	38,864	12,676	1,631,386

The amortisation of intangible assets is included in general and administration expenses in the consolidated statement of comprehensive (loss)/income.

The finalisation of the purchase price adjustments on prior year acquisitions resulted in a re-allocation of goodwill to licences, subscriber bases, plant property & equipment and non-controlling interests.

In March 2014, the Group obtained a renewal of its existing licence to operate a telecommunications network in Jamaica and acquired an additional licence to facilitate future network expansion and services. Note 22 (n) sets out the payment terms for both licences. Both licences have terms of 15 years commencing 31 March 2015.

Impairment tests for goodwill

The Group determines whether goodwill is impaired at least on an annual basis or when events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the recoverable amount of the cash generating unit (CGU) to which the goodwill is allocated. The recoverable amount is determined by reference to the value in use. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the CGU and calculate the present value of those future cash flows using a discount rate based upon the Group’s weighted average cost of capital.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets (Continued)

Impairment tests for goodwill (continued)

The allocation of goodwill to the Group’s CGUs identified according to country/region of operation is as follows:

	2015 $’000	2014 $’000
Papua New Guinea	326,738	360,779
Jamaica	243,844	255,844
Haiti	107,133	114,972
French West Indies	56,263	82,276
Samoa	49,981	54,517
Trinidad & Tobago	48,428	48,428
East Caribbean	38,566	38,566
El Salvador	37,476	37,476
Cayman Islands	34,517	34,517
Curacao	33,314	33,314
Vanuatu	20,686	23,154
Barbados	21,187	21,187
Other	113,866	101,206

	1,131,999	1,206,236

For the year ended 31 March 2015, management tested the goodwill allocated to all of the countries/regions of operation noted above (including each country comprising “Other”) for impairment. No impairment was identified and the reported decrease in goodwill shown above is due to the impact of foreign currency translation movements on goodwill mainly in the Pacific, Jamaica, Haiti and French West Indies.

The recoverable amount of a CGU is determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management for a one year period. Cash flows beyond the projections are extrapolated using the estimated growth rates, EBITDA and capital expenditure rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. Key assumptions used for value in use calculations:

	Revenue Growth Rate	EBITDA to Revenue	Capital Expenditure to Revenue	Discount Rate
Papua New Guinea	3.0%	56%	9%	13.0%
Jamaica	1.0%	35%	9%	13.0%
Haiti	2.0%	50%	11%	15.0%
French West Indies	1.0%	43%	8%	11.6%
Trinidad & Tobago	2.0%	56%	8%	11.6%
East Caribbean	2.0%	52%	7%	11.6%
El Salvador	2.0%	26%	8%	11.6%
Cayman Islands	2.0%	32%	8%	11.6%
Curacao	1.0%	43%	6%	11.6%
Samoa	1.0%	42%	7%	13.0%
Vanuatu	2.0%	27%	8%	13.0%
Barbados	1.0%	46%	7%	11.6%
Other	1.0% – 3.0%	17% – 59%	6% – 12%	11.6% – 13.0%

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant & Equipment

	Land and Building $’000	Leasehold Improvements $’000	Site Infrastructure $’000	Computers & Network Equipment $’000	Fixtures & Fittings $’000	Motor Vehicles $’000	Total $’000
At Cost –
At 31 March 2013	110,795	48,955	1,058,799	1,623,139	72,674	43,850	2,958,212
Additions	4,281	5,818	336,199	135,829	6,194	18,640	506,961
Transfer from assets held for sale	—	300	3,377	3,675	1,513	145	9,010
Disposals	—	(6,306)	(6,816)	(5,263)	(1,874)	(15,894)	(36,153)
Transfers	10,797	3,464	(111,704)	96,006	(767)	2,204	—
Translation differences	(7,642)	(2,084)	(39,752)	(97,754)	(690)	(1,459)	(149,381)

At 31 March 2014	118,231	50,147	1,240,103	1,755,632	77,050	47,486	3,288,649
Additions	43,709	7,143	281,477	268,567	7,006	5,550	613,452
Acquired in business combination	1,970	2,396	35,056	95,989	168	298	135,877
Disposals	(3,969)	(2,909)	(2,071)	(1,369)	(221)	(1,781)	(12,320)
Adjustments arising from finalisation of purchase price adjustments	—	—	(3,418)	(246)	—	(130)	(3,794)
Translation differences	(5,567)	(2,994)	(90,078)	(127,086)	(2,440)	(1,720)	(229,885)

At 31 March 2015	154,374	53,783	1,461,069	1,991,487	81,563	49,703	3,791,979

Depreciation –
At 31 March 2013	6,807	30,445	462,225	1,062,075	48,359	17,839	1,627,750
Charge for the year	3,809	8,633	90,362	197,591	5,021	6,667	312,083
Disposals	(110)	(6,161)	(5,035)	(7,250)	(1,809)	(5,005)	(25,370)
Translation differences	(197)	(2,162)	(15,813)	(70,947)	(1,243)	(1,331)	(91,693)

At 31 March 2014	10,309	30,755	531,739	1,181,469	50,328	18,170	1,822,770
Charge for the year	3,732	9,128	98,763	193,395	5,814	6,987	317,819
Disposals	(16)	(2,137)	(316)	(1,140)	(191)	(1,359)	(5,159)
Impairment	—	—	3,500	—	—	—	3,500
Translation differences	(614)	(2,238)	(56,563)	(83,494)	(2,901)	(1,186)	(146,996)

At 31 March 2015	13,411	35,508	577,123	1,290,230	53,050	22,612	1,991,934

Net Book Value –
31 March 2015	140,963	18,275	883,946	701,257	28,513	27,091	1,800,045

31 March 2014	107,922	19,392	708,364	574,163	26,722	29,316	1,465,879

Of the Group’s property, plant and equipment, certain assets are subject to liens under the terms of the long term loans (Note 21).

The Group has estimated and recorded an impairment of $3.5 million at 31 March 2015 against site infrastructure assets in Vanuatu as a result of the cyclone which hit the island in March 2015.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

15.	Investments in Associates

The investment in associates (comprised of loans and equity investments) is as follows:

	31 March 2015 $’000	31 March 2014 $’000
(a) Digicel Holdings (Central America) Limited (DHCAL)	6,608	9,412
(b) Boom Financial, Inc. (previously M-VIA, Inc.)	12,415	13,503
(c) Aggrego Services LLC	5,874	5,063
(d) Mobile Cover Holdings Pte. Ltd	1,145	1,643
(e) Other	466	—

	26,508	29,621

(a)	Digicel Holdings (Central America) Limited (“DHCAL”)

The Group has a 43.59% interest in the ownership and voting rights of DHCAL, which provides cellular telephone services in Panama through its 70% owned subsidiary Digicel Panama SA. DHCAL has a 70% interest in the ownership and voting rights of Digicel (Panama) SA. DHCAL is incorporated in Bermuda and is controlled by Mr Denis O’Brien.

The equity investment in DHCAL was written off in full in 2011 and the Group discontinued recognising its share of losses as at 31 March 2012.

No interest has been charged on the loan to Digicel (Central America) Group Limited since 1 April 2011. Up to 31 March 2011, interest on the loan accumulated at 13% on a paid-in-kind basis. In the year ended 31 March 2015, an amount of $4,667,000 (2014: Nil, 2013: $16,345,000) due from DHCAL to subsidiaries of Digicel Group Limited was transferred to the loan account with Digicel Group Limited.

Effective 1 January 2014, the Company reassessed the treatment of the loans to DHCAL and determined that the loans are a part of its net investment in the associate. Therefore, as of this date, the Company commenced recognition of its share of losses in DHCAL against the carrying amount of the loan.

The Company has also assessed the fair value of its investment in DHCAL at 31 March 2015 based on management’s best estimate of expected discounted future cash flows. Following this assessment, an impairment of $58,000,000 (2014: $39,000,000) has been recognised against the carrying value of the loans to DHCAL.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

15.	Investments in Associates (Continued)

The Company has provided a guarantee for the external loans in DHCAL in exchange for Digicel Panama receiving lender consent to remove its quarterly financial covenants in its financing arrangements. The outstanding balance is $74,543,000 and is due within one year.

Loan to DHCAL $’000
At 1 April 2013	40,539
Additions	11,500
Amortisation of discount on loan	324
Share of losses	(3,951)
Impairment of loan	(39,000)

At 31 March 2014	9,412
Additions	66,292
Reclassification to loans from intercompany	4,667
Amortisation of discount on loan	307
Share of losses	(16,070)
Impairment of loan	(58,000)

At 31 March 2015	6,608

(b)	In June 2012, the Group acquired a 34.3% equity investment in Boom Financial, Inc., (previously trading as M-VIA, Inc.) a company incorporated in the United States of America that specializes in facilitating mobile money transfers.

The total equity investment to date is $15,055,000 and the Group’s share of losses since initial investment amounts to $7,776,000.

	Loans $’000	Equity investment $’000	Total $’000
At 1 April 2013	—	12,840	12,840
Additions	4,133	—	4,133
Share of losses	—	(3,470)	(3,470)

At 31 March 2014	4,133	9,370	13,503
Additions	1,003	—	1,003
Share of losses	—	(2,091)	(2,091)

At 31 March 2015	5,136	7,279	12,415

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

15.	Investments in Associates (Continued)

(c)	In March 2014, the Group acquired a 31.25% investment in Aggrego Services LLC, a company incorporated in the United States of America that specializes in technology-driven content and revenue solutions for consideration of $5,063,000.

Equity investment $’000
At 31 March 2014	5,063
Additions	2,500
Share of losses	(1,689)

At 31 March 2015	5,874

(d)	In 2014, the Group acquired, through its subsidiary Digicel (Singapore) Private Limited, a 25% investment in Mobile Cover Holdings Pte. Ltd, a company incorporated in Singapore that specializes in handset insurance. Consideration of $794,000 for equity and loans of $1,162,000 have been made to date.

	Loans $’000	Equity investment $’000	Total $’000
At 1 April 2013	—	—	—
Additions	1,162	794	1,956
Share of losses	—	(439)	(439)
Translation differences	88	38	126

At 31 March 2014	1,250	393	1,643
Interest on loan	81	—	81
Share of losses	—	(256)	(256)
Translation differences	(282)	(41)	(323)

At 31 March 2015	1,049	96	1,145

(e)	Other: This balance relates to two investments, one in Haiti with an initial investment of $1,500,000 and a minor investment, acquired with International Media Content Limited, both of which are accounted for as joint arrangements.

Total $’000
At 31 March 2014	—
Additions	1,500
Acquired in business combination	50
Share of losses	(1,024)
Translation differences	(60)

At 31 March 2015	466

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

15.	Investments in Associates (Continued)

Summarised statement of comprehensive loss for DHCAL and other individually immaterial associates

	DHCAL 31 March 2015	DHCAL 31 March 2014	Other 31 March 2015	Other 31 March 2014
	$’000	$’000	$’000	$’000
Revenue	100,129	102,248	2,833	396

Gross Profit	56,845	54,970	(3,065)	(153)
Operating expenses	(52,047)	(46,045)	(12,771)	(9,677)
Depreciation and amortisation	(27,851)	(27,148)	(1,191)	(241)

Operating loss	(23,053)	(18,223)	(17,027)	(10,071)
Net finance costs	(10,278)	(11,633)	(656)	(144)
Taxation	(3,537)	316	—	—

Net loss	(36,868)	(29,540)	(17,683)	(10,215)
Attributable to:
Equity holders of DHCAL	(27,899)	(21,135)	(12,054)	(6,874)
Non-controlling interest	(8,969)	(8,405)	(5,629)	(3,340)

	(36,868)	(29,540)	(17,683)	(10,215)

Summarised balance sheet statement for DHCAL and other individually immaterial associates

	DHCAL 31 March 2015	DHCAL 31 March 2014	Other 31 March 2015	Other 31 March 2014
	$’000	$’000	$’000	$’000
Cash and cash equivalents	2,233	4,638	2,225	5,753
Other current assets	29,582	20,035	5,242	888

Total current assets	31,815	24,673	7,467	6,641
Non-Current Assets	149,232	152,707	7,941	1,761

Total Assets	181,047	177,380	15,408	8,402

Long term loan – current balance	74,543	37,400	10,941	8,360
Other current liabilities	49,150	33,928	3,194	745

Total current liabilities	123,693	71,328	14,135	9,105
Long term loans – non-current	—	74,543	3,696	2,333
Other non-current liabilities	382,088	320,083	1,600	—

Total non-current liabilities	382,088	394,626	5,296	2,333

Total liabilities	505,781	465,954	19,431	11,438

Equity	(324,734)	(288,574)	(4,023)	(3,036)

Total Liabilities and Equity	181,047	177,380	15,408	8,402

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

16.	Other Investments

	Loan	Equity	Total
	$’000	$’000	$’000
At 1 April 2013	—	949	949
Additions at cost	10,967	9,318	20,285
Conversion to equity investment	(9,525)	—	(9,525)
Translation differences	—	(50)	(50)

At 31 March 2014	1,442	10,217	11,659
Additions at cost	1,182	21,236	22,418
Interest on loan	235	—	235
Disposals – see Note 30	(2,067)	(300)	(2,367)
Impairment of investment	—	(655)	(655)
Translation differences	—	(186)	(186)

At 31 March 2015	792	30,312	31,104

During the year, additions relate to equity investments in, and loans to, companies specialising in mobile financial services, content and media and the telecommunications and technology sector. The equity investments are stated at cost less provision for impairment as the shares are unquoted and the fair values cannot be reliably determined. For more information on the Disposals (at book value) please refer to Note 30, Related Party Transactions.

17.	Prepayments

Prepayments represent amounts prepaid on Indefeasible Rights of Use (IRU) for fibre networks in Anguilla, Antigua, BVI, Cayman, Turks and Caicos, Jamaica, East Caribbean, Trinidad, FWI, Barbados and Dominica. The prepayments are expensed in other operating expenses over the IRU contract terms which are generally over a period of 15 years. The annual maintenance commitments over the life of the IRU are disclosed in Note 31(c).

18.	Accounts Receivable and Prepayments

	2015	2014
	$’000	$’000
Trade receivables	305,062	292,986
Provision for impairment	(29,262)	(23,529)

	275,800	269,457
Prepayments and deposits on equipment	169,174	112,484
Value Added Tax recoverable	953	5,626
Deferred dealer margins and card production costs	12,089	18,087
Receivable from Digicel Holdings (Central America) Limited and subsidiaries	424	6,955
Other debtors	64,190	46,572

	522,630	459,181

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

19.	Cash and Restricted Deposits

	2015	2014
	$’000	$’000
Cash and cash equivalents	499,830	655,533
Restricted deposits	17,700	13,174

	517,530	668,707

Cash and deposits are denominated in the following currencies:
Jamaican dollars	4,305	4,529
Haitian gourdes	21,956	23,958
Guyanese dollars	4,547	3,253
Euro	34,354	83,110
Papua New Guinean kina	24,951	6,444
US dollar or US dollar pegged currencies	411,976	537,114
Other currencies	15,441	10,299

	517,530	668,707

The restricted deposits of $17,700,000 at 31 March 2015 (31 March 2014: $13,174,000) comprise:

a)	$7,000,000 held in debt service reserve accounts in respect of the Digicel Pacific Finance Limited loan facility;

b)	$2,527,000 held in escrow in Samoa pending future investment

c)	$2,197,000 held in debt service reserve accounts in respect of the Myanmar Loan Facility

d)	$2,941,000 held in a collateral interest account following the repayment of the Project Financing in Haiti;

e)	$1,185,000 held in reserve in accordance with the profit sharing scheme in the French West Indies;

f)	$903,000 representing a guarantee of GSM license fees in Suriname;

g)	$870,000 held in escrow representing retained consideration on acquisitions made by Fibre Investments Limited; and

h)	other amounts on term deposits amounting to $77,000.

The weighted average effective interest rates on cash and short-term bank deposits at 31 March 2015 was 0.4% (2014 – 0.5%).

20.	Shareholders’ Loans

	2015	2014
	$’000	$’000
Provided by Mr Denis O’Brien	—	498
Provided by non-controlling interests in subsidiaries:
CLS Mobile Limited	1,740	1,740

	1,740	2,238

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

20.	Shareholders’ Loans (Continued)

The loans provided by non-controlling shareholders are unsecured, interest free and have no fixed repayment dates. These loans are subordinated and rank below long term loans as disclosed in Note 21.

21.	Long Term Loans

	2015	2014
	$’000	$’000
Unsecured Senior Notes:
(a) 10.500% Senior Notes	—	775,000
(a) 7.125% Senior Notes	1,000,000	—
(b) 8.250% Senior Notes	2,000,000	2,000,000
(c) 8.250% Senior Notes	—	800,000
(c) 6.750% Senior Notes	925,000	—
(d) 7.000% Senior Notes	250,000	250,000
(e) 6.000% Senior Notes	1,300,000	1,300,000

Senior Secured Term Loans:
(f) Tranche D	—	136,481
(g) Tranche D-1	442,920	563,265
(h) Tranche D-2	281,941	—
(i) Tranche E	—	21,938
(j) Tranche E-1	47,568	38,469
(k) Tranche F	14,203	30,774
(l) Tranche F-1	9,770	—
(m) Tranche G	10,431	16,427
(n) Tranche H	14,025	—
(o) J$ Bonds	12,111	19,076

Other Loans:
(p) Government of Jamaica (Licence debt)	18,649	19,776
(q) Telecommunications Authority of Trinidad & Tobago	—	1,313
(r) Conatel, Haiti	7,858	9,943
(s) Caribbean Cable Communications	1,266	1,692
(t) Turks & Caicos Broadcasting Limited	1,631	—
(u) Project Finance Haiti	51	53
(v) Digicel Asian Holdings Pte. Ltd	60,000	—
(w) Turgeau Developments S.A.	26,500	—
(x) Project Finance Papua New Guinea	39,000	68,230
(y) Sites & Towers PNG Limited	26,145	—
(z) Digicel Pacific Finance Limited Facility	7,868	30,127

	6,496,937	6,082,564
Less: Net unamortised discount and fees	(107,758)	(100,155)

	6,389,179	5,982,409

Accrued interest	79,561	82,185
Less: Due within 12 months	(163,227)	(1,218,861)

	6,305,513	4,845,733

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

21.	Long Term Loans (Continued)

Unsecured Senior Notes

a)	10.5% Senior Notes: In March 2010, the Company issued $575,000,000 in unsecured senior notes with a further issue of $200,000,000 in May 2010 at par. The notes were due to mature on 15 April 2018 and interest at a rate of 10.5% per annum was payable semi-annually in arrears on 15 April and 15 October of each year. These notes were repurchased in April and May 2014 as described below

In March 2014, the Company offered and priced $1,000,000,000 in unsecured senior notes at par and simultaneously launched a tender offer to purchase the outstanding $775,000,000 10.5% senior notes. At the close of the early tender offer on 2 April 2014, approximately $546,000,000 of the 10.5% 2018 notes had been tendered. The remaining notes were called on 2 April 2014 and redeemed in full on 2 May 2014.

The new $1,000,000 notes were issued on 2 April 2014 and mature on 1 April 2022, bearing an interest rate of 7.125% per annum, payable semi-annually in arrears on 1 April and 1 October of each year beginning on 1 October 2014.

b)	8.25% Senior Notes: In September 2012, the Company issued $1,500,000,000 in unsecured senior notes with a further issue in December 2013 of $500,000,000, at a premium of $15,000,000. The notes mature on 30 September 2020 and bear an interest rate of 8.25% per annum, payable semi-annually in arrears on 30 March and 30 September of each year.

c)	8.25% Senior Notes: In December 2009, the Group issued $500,000,000 in unsecured senior notes with a further issue in December 2010 of $300,000,000, at a premium of $8,250,000. The notes were due to mature on 1 September 2017 and interest at a rate of 8.25% per annum was payable semi-annually in arrears on 1 March and 1 September of each year.

In March 2015, the Group offered and priced $925,000,000 in unsecured senior notes at par and simultaneously launched a tender offer to purchase the outstanding $800,000,000 8.25% senior notes. The new notes were issued on 3 March 2015 and mature on 1 March 2023, bearing an interest rate of 6.75% per annum, payable semi-annually in arrears on 1 March and 1 September of each year beginning on 1 September 2015.

At the close of the early tender offer on March 2, 2015, approximately $664,000,000 of the 8.25% 2018 notes had been tendered. The remaining notes were called on April 1, 2015 and redeemed in full on April 2, 2015. The Group discharged its obligations under the arrangement prior to March 31 and accordingly have treated the debt as settled at that date.

d)	7.0% Senior Notes: In February 2012, the Group issued $250,000,000 in unsecured Senior Notes at par. The notes mature on 15 February 2020 and bear interest at 7.00% per annum, payable semiannually in arrears on 15 February and 15 August of each year, beginning 15 August 2012.

e)	6.0% Senior Notes: In March 2013, the Group issued $1,300,000,000 in unsecured senior notes at par. The notes mature on 15 April 2021 and bear an interest rate of 6.0% per annum, payable semi annually in arrears on 15 April and 15 October of each year beginning 15 October 2013.

The indentures for the notes in a) through e) above contain various covenants that among other things limit the Group’s ability to incur additional debt, make dividends or other distributions in respect to capital stock, make certain investments or sell assets, create certain liens or engage in sale and

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

21.	Long Term Loans (Continued)

leaseback transactions, engage in certain transactions with affiliates and enter into other lines of business.

Senior Secured Term Loans

In July 2014, the Group entered into new term loan facilities in order to extend the maturity profile of the senior secured term loans outstanding at that time. These additional term loan facilities comprised a $688.3 million Tranche D-2 facility (which includes $50.0 million of new available commitments), a €39.2 million Amended and Restated Tranche E-1 facility, a TT$62.3 million Amended and Restated Tranche F facility and a $51.3 million Tranche H facility (comprised fully of new available commitments). These facilities included new participations totalling $101.3 million with the remainder of the credit representing rollovers of credit from certain existing lenders into the new facilities as repayments in pre-existing tranches fall due to the same lenders. The net effect of these additional facilities is to extend the amortization schedule of a portion of the existing term loans and to provide $101.3 million in new commitments.

These facilities are secured by a first priority lien on the real and personal property of DIFL and certain of its subsidiaries. DIFL is subject to customary affirmative and negative covenants under the facility including restrictions on investments, debt, liens, acquisitions and restricted payments and financial maintenance covenants, consisting of maximum debt to EBITDA ratios and a minimum EBITDA to interest ratio.

f)	Tranche D – This tranche, denominated in US dollars, was previously repayable semi-annually commencing 31 March 2012 by 6 equal consecutive installments of 14.285% and a final payment of 14.29% on 31 March 2015.

Under the July 2014 extension, $43.1 million of the outstanding amounts due in cash were extended and transferred into Tranche D-2 as the repayments fell due and $50.6 million transferred into Tranche D-1. The final cash payment under Tranche D at 31 March 2015 was $3.3 million.

Interest was paid on a quarterly basis based on the LIBOR rates for each quarter plus the applicable margin of 3.5%.

g)	Tranche D-1 – This tranche is denominated in US dollars and is repayable semi-annually commencing 30 September 2014 by 5 equal consecutive installments of 16.67% and a final payment of 16.65% of the principal balance outstanding. Additional amounts of $50.6 million transferred into this tranche in March 2015.

In July 2014, $609.5 million of the commitments under Tranche D-1 were extended into Tranche D-2 in the manner described above. Accordingly, cash repayments under Tranche D-1 are 6 semi-annual installments of $9.2 million commencing 30 September 2014 and a final payment of $9.1 million. The amounts not paid in cash are effectively transferred to Tranche D-2 as the repayments fall due.

Interest is paid on a quarterly basis based on the LIBOR rates for each quarter plus the applicable margin of 3.5%.

h)	Tranche D-2 – This tranche is denominated in US dollars and is repayable in three semi-annual payments commencing on 30 September 2018 with the first two instalments being 25% and the final instalment being 50% of the principal balance. Additional amounts will be transferred into this tranche as repayments fall due under the Tranche D-1 facility such that the outstanding balance will be $688.3 million by 30 September 2017.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

21.	Long Term Loans (Continued)

Interest is paid on a quarterly basis based on the LIBOR rates for each quarter plus the applicable margin of 3.5%.

i)	Tranche E – This tranche is denominated in Euros and was repayable semi-annually commencing 31 March 2012 by 6 equal consecutive installments of 14.285% and a final payment of 14.29% of the principal balance outstanding.

In July 2014, the future cash repayments due and payable under Tranche E were extended into the Amended and Restated Tranche E-1 facility.

Interest is paid on a quarterly basis based on the EURIBOR rates for each quarter plus the applicable margin of 3.5%.

j)	Tranche E-1 – This tranche is denominated in Euros and was previously repayable semi annually commencing 30 September 2014 by 5 equal consecutive installments of 16.67% and a final payment of 16.65% of the principal balance outstanding. Additional amounts transferred into this tranche as repayments fell due under the Tranche E facility.

Under the restated facility, this tranche is now repayable in three semi-annual payments commencing on 31 March 2018 with the first two instalments being 25% and the final instalment being 50% of the principal balance.

Interest is paid on a quarterly basis and is calculated based on the EURIBOR rates for each quarter plus the applicable margin of 3.5%.

k)	Tranche F – This tranche is denominated in Trinidad & Tobago dollars and was previously repayable semi annually commencing 30 September 2014 by 5 equal consecutive installments of 16.67% and a final payment of 16.65% of the principal balance outstanding.

In July 2014, TT$62.3 million of the commitments under Tranche F were transferred into Tranche F-1. Accordingly, cash repayments under Tranche F are 6 semi-annual installments of TT$22.6 million commencing 30 September 2014 and ending with a final payment on 31 March 2017.

Interest is payable quarterly on the unpaid principal amount of the bond at a rate equal to the discount rate for 90 day T-bills as quoted by the Central Bank of Trinidad and Tobago plus 3.5%.

l)	Tranche F-1 – This tranche is denominated in Trinidad & Tobago dollars and is repayable in three semi-annual payments commencing on 31 March 2018 with the first two instalments being 25% and the final instalment being 50% of the principal balance.

Interest is payable quarterly on the unpaid principal amount of the bond at a rate equal to the discount rate for 90 day T-bills as quoted by the Central Bank of Trinidad and Tobago plus 3.5%.

m)	Tranche G – This tranche is denominated in Jamaican dollars and is repayable semi annually commencing 30 September 2014 by 5 equal consecutive installments of 16.67% and a final payment of 16.65% of the principal balance outstanding.

Interest is payable quarterly on the unpaid principal amount at an initial fixed rate of 9.51% per annum until 31 March 2016 (previously 13.75% until 31 March 2012) plus 2.0% during the existence of an Event of Default. Thereafter, interest is charged at the Weighted Average Treasury Bill Yield (WATBY), as announced by the Government of Jamaica in respect of the most recent offer of 3 month Government of Jamaica Treasury Bills plus the Applicable Margin of 2%.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

21.	Long Term Loans (Continued)

n)	Tranche H – This tranche is denominated in US dollars and is repayable in three semi-annual payments commencing on 30 September 2018 with the first two instalments being 25% and the final instalment being 50%. Additional amounts will be transferred into this tranche on a quarterly basis up to and including 31 March 2016 to increase the total facility to $51.3 million.

Interest is paid on a quarterly basis based on the EURIBOR rates for each quarter plus the applicable margin of 3.5%.

o)	J$ Bonds – These bonds are denominated in Jamaican dollars and are repayable semi annually commencing 30 September 2014 by 5 equal consecutive installments of 16.67% and a final payment of 16.65% of the principal balance outstanding.

Interest is payable quarterly on the unpaid principal amount at an initial fixed rate of 8.5% per annum until 31 March 2014 plus 2.0% during the existence of an Event of Default. Thereafter, interest is charged at the Weighted Average Treasury Bill Yield (WATBY), as announced by the Government of Jamaica in respect of the most recent offer of 3 month Government of Jamaica Treasury Bills plus the Applicable Margin of 2%.

Other Loans

p)	This represents the present value of outstanding amounts payable upon renewal of the existing licence to operate a telecommunications network in Jamaica and the acquisition of an additional licence to facilitate future network expansion and services. The total cost of these licences was $85 million, with $50 million paid in March 2014 and a further $35 million to be paid over a period of 10 years in equal annual instalments of $3.5 million due on 31 March of each year. Interest is imputed on this balance at 12% per annum.

q)	This represented the amounts payable on the licence to operate a GSM network in Trinidad & Tobago. The total cost of this licence of $15.7 million is paid in installments with 25% in the first year of operation and the remaining 75% paid in equal installments, with interest thereon at 8% per annum, over a 9 year period.

r)	This represents the present value of outstanding amounts on the licence to operate a GSM network in Haiti. The total cost of this licence was $30 million, payable in installments over a 15 year period, with $2 million paid in 2005, $1 million paid in each of the years 2006 to 2008, $2 million paid per annum in 2009 and 2010 and $3 million per annum payable through the years 2011 to 2017. The licence expires in June 2020. Interest is imputed on this balance at 12% per annum.

s)	This represents the outstanding amount of debt acquired with the acquisition of Caribbean Communication Holdings. The debt is denominated in US dollars and is repayable monthly along with interest calculated at LIBOR + 3% average margin. The balance consists of three separate facilities with outstanding amounts of $976,000, $650,000 and $67,000. Monthly repayments for the first two facilities are $18,056 and $16,667 respectively with final amounts due on or before August 30, 2016 and May 27, 2017 respectively. The third facility, repayable on demand, requires principal payments to be paid quarterly with final amounts due on are before April 27, 2016. Interest on this facility is payable monthly on the amount outstanding.

t)	This represents outstanding debt acquired with Turks and Caicos Broadcasting Limited repayable in equal annual instalments with the final instalment due in the year ending 31 March 2020.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

21.	Long Term Loans (Continued)

u)	Haiti Project Finance agreement – In March 2013, the payment terms for the final amount of $60,000 due on 31 March 2013 were extended such that this amount is now repayable in equal monthly installments over an eight year period to 31 March 2021, with interest thereon at 12% per annum.

v)	This represents a $60 million murabaha facility provided to Digicel Asian Holdings Pte. Limited (“DAHPL”) by QInvest LLC for funding towards the project to construct towers by Digicel Myanmar Tower Company Limited in Myanmar. The facility is subject to scheduled reductions at three-month intervals beginning 15 months after the closing date, with corresponding reductions to amounts outstanding under each murabaha contract. A profit amount is payable in respect of each murabaha contract equal to the purchase price for that murabaha contract multiplied by a profit return rate equal to LIBOR plus a margin of 7.75% per annum. DAHPL and QInvest LLP entered into the first contract on 7 November 2014 for $41.5 million. DAHPL and QInvest LLP entered into a second contract on March 23, 2015 for $18.5 million.

w)	This represents a debt facility used to part fund the construction of the Hotel in Haiti. Repayments of $1.1 million are due semi-annually on 30 June and 30 December with the first payment to be made on 30 June 2016 and the final payment to be made on 30 June 2027. The interest rate is based on USD LIBOR plus a margin of 5.1%.

x)	The Papua New Guinea project finance consists of loans from four separate institutions, International Finance Corporation (“IFC”), Export Development Canada (“EDC”), the Bank of South Pacific (“BSP”) and Citibank (“Citi”). The interest rate on the loans from “IFC, EDC and Citi is LIBOR plus a margin/spread determined by the long-term debt to EBITDA ratio. These loans are denominated in US dollars. The interest rate on the loan from BSP is the sum of its Indicator Lending Rate (“ILR”) less 1.6%. The ILR is BSP’s benchmark lending rate published weekly. The BSP loan is denominated in PNG Kina.

The loans are repayable in quarterly installments and are secured through a debenture granting a fixed and floating charge over the assets of the Digicel (PNG) Limited. Digicel Pacific Limited has provided a share pledge over its shares in Digicel (PNG) Limited.

y)	This represents new loans from BSP to Sites & Towers (PNG) Limited which were utilized to part fund the acquisitions in Papua New Guinea during the year. The interest rate on the loan is the sum of the BSP ILR less 3.25%. This loan is also denominated in PNG Kina. The loan is repayable in quarterly installments commencing 25 December 2015 through to 25 September 2021.

z)	The Digicel Pacific Finance Limited credit facility consists of loans from various institutions some of which are common to the Papua New Guinea project finance and the Digicel International Finance Limited Senior Secured Facility. The loans are denominated in various currencies including the Samoan Tala, Fijian Dollar and US Dollar. The interest rates are variable and are based on the banks’ benchmark lending rates less applicable margins or LIBOR plus margin depending on the currency of the loan. Interest on the loans is payable quarterly. The loans are secured through a charge over the assets and shares of the Digicel Pacific Finance Limited restricted group. Digicel Pacific Limited has agreed to provide US$28 million of additional equity to fund debt servicing should a deficiency occur.

Maturity of borrowings:

The table below sets out the cash principal payments due under the Group’s debt facilities. Future principal repayments in respect of Tranches D and E that will not be paid in cash but effectively transferred to new

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

21.	Long Term Loans (Continued)

tranches – Tranches D-1 and E-1 have been classified based on when they will become payable in cash in accordance with the repayment terms of the new tranches. As a result of the tender offer launched in March 2014 for the early redemption of the $775,000,000 10.5% senior notes, the total amount of these notes was classified as current debt as at 31 March 2014, and included in the balance maturing less than one year in the table below.

	2015	2014
	$’000	$’000
Less than one year	83,666	1,136,676
One to two years	69,824	302,700
Two to three years	207,560	278,468
Three to four years	592,409	805,430
Four to five years	288,645	2,128
Over five years	5,254,833	3,557,162

	6,496,937	6,082,564
Less: Deferred discount and financing fees	(107,758)	(100,155)

	6,389,179	5,982,409

22.	Deferred Taxation

Deferred income tax assets are recognised to the extent that realisation of the related tax benefit through the future taxable profit is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax jurisdiction.

Deferred income taxes are calculated in full on temporary differences under the liability method using enacted rates in the respective countries. The movement on the deferred income tax account is as follows:

	2015	2014
	$’000	$’000
Liability at 1 April	(137,967)	(131,990)
Credited/(charged) to the consolidated statement of comprehensive (loss)/income (Note 11)	4,697	(3,272)
Recognised on acquisition	(13,662)	—
Translation differences	2,082	(2,705)

Liability at 31 March	(144,850)	(137,967)

Comprising:
Deferred income tax assets	25,251	18,031
Deferred income tax liabilities	(170,101)	(155,998)

	(144,850)	(137,967)

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

22.	Deferred Taxation (Continued)

Deferred income tax assets and liabilities are attributable to the following items:

	2015	2014
	$’000	$’000
Deferred income tax assets:
Unrealised exchange losses	12,161	9,732
Temporary differences on asset depreciation	6,523	5,555
Tax losses carried forward	2,019	523
Other provisions	19,247	13,219

	39,950	29,029

Deferred income tax liabilities:
Unrealised foreign exchange gains	7,278	5,206
Accelerated tax depreciation	22,553	18,215
Fair value of acquired intangibles and property, plant and equipment	77,600	80,138
Interest income not taxable until received	—	3,433
Unremitted earnings from subsidiaries	72,588	57,824
Other temporary differences	4,781	2,180

	184,800	166,996

Net liability at 31 March	(144,850)	(137,967)

The amounts shown in the balance sheet include the following:

	2015	2014
	$’000	$’000
Deferred tax assets to be recovered after more than 12 months	34,704	13,392
Deferred tax liabilities to be settled after more than 12 months	166,810	145,028

Accumulated tax losses for which deferred taxation assets have not yet been recognised amounted to $41,287,000 (2014: $46,006,000). The losses expire through to the year ending 31 March 2019.

23.	Provisions

	Subscriber Acquisition Costs $’000	Asset Retirement Obligations $’000	Other $’000	Total $’000
At 1 April 2013	6,347	62,469	5,375	74,191
Utilised during the year	(6,416)	(516)	(2,011)	(8,943)
Provision during the year	4,381	13,824	833	19,038
Translation difference	(137)	(2,315)	282	(2,170)

At 31 March 2014	4,175	73,462	4,479	82,116
Utilised during the year	(4,809)	(1,003)	(1,462)	(7,274)
Provision during the year	5,417	25,684	3,877	34,978
Translation difference	(73)	(2,052)	(642)	(2,767)

At 31 March 2015	4,710	96,091	6,252	107,053

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

23.	Provisions (Continued)

	2015	2014
	$’000	$’000
Analysis of total provisions:
Non-current	96,091	73,462
Current	10,962	8,654

	107,053	82,116

a)	Subscriber acquisition costs

These provisions are mainly in respect of subsidies and losses on handsets held in inventory by the company’s distributor at year end, in accordance with the terms of the agreement with the distributor.

b)	Asset retirement obligations

These amounts represent provisions recognised for the present value of costs to be incurred for the restoration of sites on which the Group’s network infrastructure is located.

c)	Other

These provisions are mainly in respect of warranties for handsets, long term service and accrued vacation.

24.	Other Long Term Liabilities

	2015	2014
	$’000	$’000
Advance payments on IRUs	41,423	—
Other creditors	7,628	—

	49,051	—

Advance payments on IRU’s are recognised over the life of the contracts (generally between 5 and 15 years).

25.	Trade and Other Payables

	2015	2014
	$’000	$’000
Trade payables	191,798	147,629
Accrued liabilities	172,513	151,903
Deferred revenue	111,455	106,697
Subscriber deposits	21,553	19,948
Liability in respect of cash settled options	40,024	53,782
Statutory creditors	32,809	34,563
Other	38,715	19,962

	608,867	534,484

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

26.	Share Capital

	2015	2014
	$’000	$’000
Authorised:
100,000,000 common shares of $1.00 each	100,000	100,000
250,000 Series A Perpetual Preferred Stock of $1,000.00 each	250,000	250,000

	350,000	350,000

Issued and fully paid:
90,050,000 common shares of $1.00 each	90,050	90,050
193,000 Series A Perpetual Preferred Stock of $1,000.00 each	193,000	193,000

	283,050	283,050

The Series A Perpetual Preferred Stock rank senior to the common shares with respect to dividend rights, rights of redemption or rights upon liquidation. The Stock is entitled to an annual dividend, if declared by the Board of Directors, of 9.5% multiplied by the Liquidation Preference, cumulative from the date of issue. The Liquidation Preference is the par value of the stock plus the sum of the accrued but unpaid dividends from the date of issue. On or after 31 March 2013, the Company may at its, and only its option, redeem the Series A Perpetual Preferred Stock at a price of 103% of the Liquidation Preference.

	2015	2014	2013
	$’000	$’000	$’000
Dividend payments were as follows:
Common Shares	21,665	671,665	321,665
Series A Perpetual Preferred Stock ($95 per share)	18,335	18,335	18,335

	40,000	690,000	340,000

	2015	2014	2013
Dividend per Common Share	0.24	7.46	3.57

27.	Share Based Payments

	2015 $’000	2014 $’000	2013 $’000
Expense recognised in respect of:
Digicel Group Limited 2007 General, Senior and Executive Schemes	—	2,675	(34)
Digicel Group Limited 2011 Senior and Executive Schemes	(4,133)	8,009	11,794
Digicel Group Limited 2013 Senior and Executive Schemes	19,198	421	—
Digicel Group Limited 2013 Phantom Share Scheme	5,383	11,393	—
Closed Digicel Pacific Limited Scheme	—	—	9

Included in staff costs (Note 10)	20,448	22,498	11,769
Movement in fair value of liability in respect of vested options for Digicel Group Limited (Note 7)	1,687	8,263	4,391

	22,135	30,761	16,160

A maximum of 5,744,681 common shares of Digicel Group Limited have been allocated to these share option plans (excluding the 2013 Phantom Share Scheme) and any subsequent plans. Employees of Digicel

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

27.	Share Based Payments (Continued)

Group Limited, its subsidiaries and affiliates, including directors, consultants and secondees, are eligible to receive options under the option plans. The option plans are administered by the Board of Digicel Group Limited. The exercise price of the granted options is equal to or lower than the fair value of Digicel Group Limited’s shares at the date of the grant of the option or the date on which Digicel Group Limited has entered into a binding commitment to grant the options, whichever is the earlier. Shares issued when share options are exercised benefit from the same rights as common shares, except for phantom shares under the 2013 Phantom Share Scheme.

The vesting criteria in relation to these plans comprise both service and performance conditions. The vesting periods of options granted range from two to three years. The number of options vesting under the performance criteria for the first tranche of options is based on the actual results versus the budgeted results for the year of issue of the options, the number of options vesting under the second tranche will be based on the actual results versus the budgeted results for the second year and so on for succeeding years.

The Group has determined that the option plans should be accounted for as cash settled schemes based both on previous history of cash settlement of options and the specific rules of the schemes relating to the cash settlement of options. These specific rules provide that the Board of Digicel Group Limited may at its option cancel options when they vest in return for a cash payment.

During the year ended 31 March 2014, Digicel Group Limited paid a special dividend of $650,000,000 on its common stock. The Board of Digicel Group Limited has determined that the exercise prices of options issued under the 2013 Schemes and the other schemes should be adjusted by $7.15 to reflect the impact of the special dividend. Similarly, during the year ended 31 March 2013, Digicel Group Limited paid a special dividend of $300,000,000 on its common stock and the exercise prices of options issued under both the 2011 Schemes and the 2007 schemes were adjusted by $3.24 to reflect the impact of the special dividend.

Digicel Group Limited 2013 General, Senior and Executive Schemes

The following summarises stock option activity under this scheme for the year ended 31 March 2015:

	31 March 2015		31 March 2014		31 March 2013
	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price	Number
Outstanding at 1 April	$29.60	2,014,000	—	—	—	—
Granted	$33.02	2,999,667	$29.60	2,014,000	—	—
Lapsed/cancelled	$30.31	(454,000)	—	—	—	—
Bought out	$29.60	(14,500)	—	—	—	—

Outstanding at 31 March	$31.78	4,545,167	$29.60	2,014,000	—	—

Range of exercise prices				Weighted average contract life	Options Outstanding	Options Exercisable
28.35				5.48	961,667	919,167
29.60				5.99	1,619,500	826,500
34.74				6.52	465,000	—
35.51				6.93	1,499,000	3,500

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

27.	Share Based Payments (Continued)

The Group uses the Black-Scholes valuation model for determining the fair value of the share options. The fair value of share options granted during the year ended 31 March 2015 in respect of the 2013 Schemes determined using this model ranged from $5.30 – $10.40 (2014: $10.03 – $10.40).

Digicel Group Limited 2011 Senior and Executive Schemes

These options were cancelled with effect from 30 November 2013. This involved the closure of the schemes to new entrants with the exception of fulfilling commitments already made and the cancellation of options issued to employees in exchange for a cash payment as outlined below.

The cash payment is payable to option holders in two stages. For options vested as of 1 December 2013, option holders received a payment equal to 50% of the vested options multiplied by $36.75 less the exercise price of the option. A second payment (subject to remaining in service) was paid in 1 December 2014, equal to 50% of vested options multiplied by the share price of the Company as at 30 September 2014 less the exercise price. For options that vest subsequent to 1 December 2013, option holders will receive a payment on the vesting date calculated in a similar basis to that outlined above with the second payment payable on the anniversary of the first payment; both payments to be based on the applicable share price at the time of payment being the share price at the last valuation date. Valuation dates are 31 March and 30 September in each year.

The Board of Digicel Group Limited determined that the exercise prices of options issued under 2011 Schemes should also be adjusted by $7.15 to reflect the impact of the special dividend on common stock of $650,000,000. This will be applied to the second payment in respect of option holders who have already received a payment and to both payments in respect of all other option holders.

During the year ended 31 March 2014, options over 305,360 shares were cancelled in return for a cash payment of $4,159,000. During the year ended 31 March 2013, options over 1,281,667 shares were cancelled in return for a cash payment of $16,251,000.

As part of the cancellation process, during the year ended 31 March 2014, options over 1,648,815 shares which had vested were cancelled and received payments totalling $14,414,000 in respect of the first payment due under the cancellation process. During the year ended 31 March 2015, further payments of $15,537,000 were made in respect of cancelled options. Based on the current share price and compliance with vesting and other criteria, the Group has a commitment to make further payments of $2,035,000 to the option holders under the 2011 schemes as follows:

(i)	$1,087,000 is payable on or before 31 December 2015,

(ii)	$780,000 is payable on or before 31 December 2016, and

(iii)	$168,000 is payable on or before 31 December 2017

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

27.	Share Based Payments (Continued)

The following summarises stock option activity for the years ended 31 March 2014 and 31 March 2013:

		31 March 2014		31 March 2013
	Weighted average exercise price	Number	Weighted average exercise price	Number
Outstanding at 1 April	$23.90	2,307,585	$22.38	3,619,667
Granted	$28.35	1,365,167	$33.00	312,000
Lapsed	$22.26	(123,185)	$22.26	(329,000)
Bought out	$22.26	(298,200)	$22.26	(1,281,667)
Cancelled – vested	$22.26	(1,648,815)	—	—
Cancelled – vesting pending	$27.75	(1,577,667)	—	—
Performance lapses	$22.26	(24,885)	$22.26	(13,415)

Outstanding at 31 March	—	—	$23.90	2,307,585

Digicel Group Limited 2007 General, Senior and Executive Schemes

In January 2011, the Board of Digicel Group Limited approved a number of changes to the three option plans. These changes involved the closure of the schemes to new entrants and the cancellation of options issued to employees in exchange for a cash payment as outlined below. The Board also agreed that remaining options would be cancelled in line with the procedure applicable to the closure of the 2011 schemes.

Digicel Group Limited has paid $20,266,000 during the year ended 31 March 2015. The Group has no further liability under the 2007 Schemes.

Digicel Group Limited 2013 Phantom Share Scheme

In October 2013, Digicel Group Limited established a Phantom Share Scheme. Under the terms of the scheme employees of Digicel Group Limited and its subsidiaries, including directors, consultants and secondees, are eligible to receive phantom shares. The Phantom Share Scheme is administered by the Board of Digicel Group Limited. The issue price of the phantom shares is based on the share price applying at the date of the grant of the phantom share or the date on which Digicel Group Limited has entered into a binding commitment to grant the phantom shares, whichever is the earlier. The phantom shares vest over periods of two to three years and vesting is conditional on both service and performance criteria with payments based on the increase in the share price from the date of grant. The issue price of the phantom shares may be adjusted for the impact of dividends. The phantom shares are not capable of being exercised and do not have the rights associated with common shares including the right to vote at shareholder meetings.

The Group has determined that this scheme should be accounted for as a cash settled scheme

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

27.	Share Based Payments (Continued)

The following summarises phantom share activity for the year ended 31 March 2015:

	31 March 2015	31 March 2014	31 March 2013
Outstanding April 1	2,476,032	—	—
Phantom shares granted during the year	—	2,476,032	—

	2,476,032	2,476,032	—

Range of issue prices		Phantom shares granted	Phantom shares vested
28.35		2,476,032	2,476,032

The following weighted-average assumptions were used for determination of grants under the Group’s various schemes at 31 March 2015 and 2014:

	31 March 2015	31 March 2014
Share price	$35.51	$34.74
Annual risk-free interest rate (%)	0.89 – 1.37	0.13 – 1.32
Expected volatility (%)	26-47	38 – 47
Forfeiture rate (%)	0 – 5	0 – 5
Dividend yield (%)	3	3

The expected term was determined as the mid-point between the vesting date and the end of the contractual term.

The annual risk free rate used was based on U.S. Government Bonds with terms equal to the expected life of the options.

The expected volatility of the share price was determined by reference to the historical volatilities of comparable companies to Digicel.

The forfeiture rate has been determined based on historical experience.

An expected dividend yield of 3% was assumed as Digicel Group Limited. The impact of the special dividend has been reflected in the adjustment to the exercise price of each option. If a dividend yield of 1% were used, the stock option charge would increase by $3.2 million. Conversely, if a dividend yield of 5% were used, the stock option charge would decrease by $3.1 million.

28.	Non Controlling Interests

	2015 $’000	2014 $’000
At beginning of year	37,297	21,190
Share of net profits	10,759	13,183
Investment from non-controlling interest	16,595	—
Arising from business combinations and purchase price adjustments	20,176	9,266
Dividends to non-controlling interests	(6,880)	(6,342)
Translation difference	(1,823)	—

At end of year	76,124	37,297

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

28.	Non Controlling Interests (Continued)

The investment from non-controlling interest of $16,595,000 relates to investment received during the year as part of Yoma Strategic Holding’s investment in Digicel Asian Holdings Pte. Limited.

Following the fair value exercise on business combinations with non-controlling interests, an amount of $20,176,000 has been allocated to non-controlling interests representing the non-controlling interests’ proportionate share of the acquiree’s fair value of net assets.

29.	Business Combinations

The Group completed six acquisitions during the year, details of which are provided in the notes below.

The fair value of assets and liabilities for the acquisitions in the current year have not been finalised and therefore, values presented below are provisional. The goodwill for these acquisitions is attributable to the assembled workforce of the acquired businesses and the synergies expected to arise within the Group after these acquisitions.

For the acquisitions completed in the prior year, the adjustments to the provisional fair value adjustments primarily consist of reclassifications within intangible assets as disclosed in Note 12.

(a)	In September 2014, following the required approvals from government and regulatory authorities, the Group completed the acquisition of a group of companies operating a Caribbean wide submarine fibre optic cable network from the Guadeloupe based Loret Group. The main trading entities acquired are Middle Caribbean Network SAS, Southern Caribbean Fibre SAS and Antilles Crossing International LP. The acquisition provides the Group with a submarine fibre optic cable network providing capacity from Trinidad connecting 12 countries to Puerto Rico with onwards connectivity to the United States of America.

Details of the provisional purchase price allocation are as follows:

Acquisition date estimated fair value $’000
Cash and cash equivalents	649
Working capital	(202)
Property, plant and equipment	111,961
Prepayments and other assets	17,493
Deferred revenue	(61,761)

Net identifiable assets	68,140

Goodwill	5,922
Purchase consideration	74,062
Less: Cash and cash equivalents acquired	(649)

Cash outflow on acquisition	73,413

(b)	In September 2014, the Group completed the acquisition of 88% of St. Lucia-based International Media Content Limited, parent company of regional sports broadcaster, SportsMax, and North American broadcaster CEEN-TV. The acquisition provides the Group with access to a premium positioned brand, being the first and only 24-hour dedicated sports TV channel in the Caribbean.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

29.	Business Combinations (Continued)

Details of the provisional purchase price allocation are as follows:

Acquisition date estimated fair value $’000
Cash and cash equivalents	58
Working capital	(1,262)
Property, plant and equipment	703
Subscriber bases	5,728
Trade marks	13,280
Other assets	51
Other liabilities	(418)

Net identifiable assets	18,140

Non-controlling interest	(2,721)
Goodwill	6,831
Purchase consideration	22,250
Less: Deferred consideration	(250)
Less: Cash and cash equivalents acquired	(58)

Cash outflow on acquisition	21,942

(c)	In November and October 2014 the Group, through its subsidiaries operating in Papua New Guinea, acquired 60% and 100% of the shares of Hitron and Channel 8, respectively. The acquisitions of these companies, operating in the cable TV and broadband internet sector, is part of the Group’s move towards becoming a multimedia communications and entertainment provider.

Details of the combined provisional purchase price allocation are as follows:

Acquisition date estimated fair value $’000
Cash and cash equivalents	1,403
Working capital	(2,450)
Property, plant and equipment	18,535
Subscriber bases	21,450
Other liabilities	(10,060)

Net identifiable assets	28,878

Non-controlling interest	(11,321)
Goodwill	10,120
Estimated purchase consideration	27,677
Less: deferred consideration	(1,381)
Less: Cash and cash equivalents acquired	(1,403)

Cash outflow on acquisition	24,893

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

29.	Business Combinations (Continued)

(d)	In April 2014 and September 2014 the Group acquired the shares of two companies operating in the cable TV and broadband internet sector in Turks and Caicos Islands and Jamaica, Turks and Caicos Broadcasting Limited and Telstar Cable Limited, respectively. The acquired businesses are part of the Group’s move towards becoming a multimedia communications and entertainment provider.

Details of the combined provisional purchase price allocation are as follows:

Acquisition date estimated fair value $’000
Cash and cash equivalents	353
Working capital	(2,603)
Property, plant and equipment	4,678
Subscriber bases	3,663
Debt	(2,515)
Other liabilities	(939)

Net identifiable assets	2,637

Goodwill	5,230
Purchase consideration	7,867
Less: Deferred consideration	(1,000)
Less: Cash and cash equivalents acquired	(353)

Cash outflow on acquisition	6,514

All the acquired businesses contributed $29.0 million to revenue and a net loss of $5.1 million for the year ended 31 March 2015. Had all the above acquisitions been completed on 1 April 2014, total Group revenue for the year would have been $28.9 million higher, and profit for the year would have been $2.3 million lower. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 April 2014, nor is it intended to be a projection of future results.

Post balance sheet event

On 1 June 2015, the Group acquired the entire share capital of Barrie Holdings Limited (“BHL”). BHL, subsequently renamed as Digicel Holdings BTC Limited, currently owns 100% of the share capital of Bermuda Telephone Company Limited, a fixed telephony and broadband service provider in Bermuda for headline consideration of $57.5 million before working capital adjustments and settlement of debt. Net estimated consideration to the vendors after payments for working capital of $6.1 million and settlement of debt is estimated at $38.7 million.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

30.	Related Party Transactions

During the year, the Group had the following transactions with directors and with related companies that are under the common control of the shareholders of the Group:

	2015 $’000	2014 $’000	2013 $’000
Key management compensation:
Salaries and other short term benefits	8,613	8,876	21,573
Post-employment benefits	—	—	48
Equity based compensation	9,384	20,580	13,833

	17,997	29,456	35,454

Related party transactions:
Reimbursed expenses	1,019	1,822	1,211
Web development services	177	360	389
Management fees	626	683	651
Financing fees	12,125	3,500	13,000
Aircraft costs	8,745	8,643	9,181
Construction and maintenance fees	41,640	—	—

	64,332	15,008	24,432

Management compensation comprises salaries and other short-term employee benefits, including the cost of share options received which are detailed in Notes 10 and 27.

The Group has paid $1,019,000 (2014: $1,822,000, 2013: $1,211,000) to Communicorp Group Limited and Island Capital Services Limited, (both companies controlled by Mr. Denis O’Brien) in respect of expenses paid by these two companies on behalf of the Group. Reimbursed expenses include legal and professional fees, travel and accommodation costs.

The Group commissioned ICAN Limited, a wholly-owned subsidiary of Communicorp Group Limited, to develop and build a number of intranet and internet sites for the group. Fees of $177,000 were paid in the year ended 31 March 2015 (2014: $360,000, 2013: $389,000).

The Group has been charged a management fee of $626,000 (2014:$683,000, 2013: $651,000) by Communicorp Group Limited mainly in respect of office rental, staff and related costs of the Chairman’s and Vice Chairman’s offices.

The Group has engaged the services of Island Capital Services Limited and Island Capital Limited, companies ultimately controlled by Mr. O’Brien, to assist the Group in raising debt and other financings. Fees of $12,125,000 are payable to Island Capital Services Limited and Island Capital Limited (2014: $3,500,000, 2013: $13,000,000).

AC Executive Aviation Services, which manages an airplane owned by a company controlled by Mr. Denis O’Brien, provides the Group with the use of this airplane on an as needed basis. Rental charges of $8,745,000 (2014: $8,643,000, 2013: $9,181,000) have been paid to this company.

The Group has engaged Sierra Support Services (St. Lucia) Limited (“Sierra”) to install a fiber optic network and to maintain other network facilities operated by the Group. Sierra is affiliated with Mr. O’Brien. The contract with Sierra is on “a cost plus basis”. The Group was charged $41.6 million during the year and nil in previous years.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

30.	Related Party Transactions (Continued)

The Group sold its investment in Woodview Investments Limited,(a wholly owned subsidiary of the Company), (“Woodview”) to Spark International Holdings Limited, (“Spark”). Spark is affiliated with Mr. O’Brien. Woodview held a 34% shareholding in Island Green Power Limited, a company involved in the development of Wind Energy. The consideration payable by Spark of $2,367,000 represents the book value of loans and equity investment at $2,182,000 plus interest of $235,000.

On 16 February 2007, Digicel Caribbean Limited, a wholly-owned subsidiary entered into an agreement with Digicel Holdings BV, a company ultimately controlled by Mr. Denis O’Brien. The agreement specifies regions, including the Caribbean, where Digicel Holdings BV has agreed not to use the Digicel brand name (whether or not the Group have legal ownership to such name in such region), and regions where the Group has agreed that Digicel Holdings BV is the legal owner of the Digicel brand name. It also specifies certain guidelines as to usage of the brand name by both parties to ensure neither damages the reputation of the name. The trademark cross licence agreement provides for the issuance of an exclusive licence to the other party to use the licence marks in the first party’s territories.

In April 2014, the Group through Digicel Singapore (Private) Limited acquired Digicel Holdings BV for a nominal consideration and now holds the ownership of Digicel’s IP in the pacific region.

On 5 June 2008, the Group entered into a services agreement with Digicel (Central America Holdings) Limited whereby it provides services to Digicel (Central America Holdings) Limited and its subsidiaries including:

•	Consulting services in connection with their wireless ventures, including secondment of employees; and

•	Provision of certain services including human resources, network design, information technology and vendor management.

The agreement provides that Digicel (Central America Holdings) Limited and its subsidiaries reimburse the Group for all costs incurred in connection with such services, including cost allocations, on a “cost plus” basis. In the year ended 31 March 2015, the Group and its subsidiaries provided goods and services to Digicel (Central America Holdings) and its subsidiaries in the amount of $1,540,000 (2014: $2,512,000, 2013: $5,464,000).

There were loans and investment in Digicel (Central America Holdings) Limited made during the years ended 31 March 2015, 31 March 2014 and 31 March 2013 which are disclosed in Note 15.

In addition, there were various shareholder loans and share option transactions with related parties as specified in Notes 20 and 27.

31.	Commitments

a)	Operating lease commitments

Operating lease payments represent rentals payable by the Group for certain of its office properties and cell site locations. The lease terms are between 5 and 10 years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

31.	Commitments (Continued)

a)	Operating lease commitments (continued)

The minimum annual lease payments required under non-cancellable operating leases through to their expiry are as follows:

	2015	2014
	$’000	$’000
Less than one year	42,932	41,276
One to two years	36,360	36,759
Two to three years	33,476	27,809
Three to four years	29,506	25,239
Four to five years	25,147	22,046
Later than five years	89,480	101,192

	256,901	254,321

b)	Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is $74,055,000 (2014–$59,107,000).

c)	IRU commitments

The Group has entered into IRU agreements which have remaining terms ranging from 10 to 15 years. The Group has commitments of $13,155,000 (2014: $18,718,000) over the lifetimes of these agreements.

d)	Marketing commitments

On 3 June 2013, the Group entered into a new sponsorship agreement with the West Indies Cricket Board Inc. that expires on the 30 September 2016 in relation to the sponsorship of the West Indies Cricket Team and West Indies “A” Cricket Team. This agreement entails total minimum payments of approximately $8.875 million over the term of the agreement (excluding win bonuses).

32.	Pension Scheme

Certain Group subsidiaries operate a defined contribution pension scheme that is open to their permanent employees and is administered by trustees. The scheme was instituted on 1 May 2002 and is being funded at a level of 10% of pensionable salaries, being 5% from members and 5% from the Group.

The contributions charged against income were $5,180,000, $4,891,000 and $4,857,000 in 2015, 2014 and 2013 respectively.

33.	Litigation

The Group is currently party to litigation relating to certain operations, but in management’s opinion these will not have a material negative impact on the Group’s financial position or operations. Outlined below are the details of any material cases outstanding. All of the liabilities in the cases have been fully provided for in the financial statements to the extent they are expected to arise and none of the assets have been recognised.

a)	Digicel Guyana Constitutional Challenge: Digicel has filed a suit in Guyana challenging the exclusive licence of the incumbent operator, GT&T, to carry international traffic to and from Guyana.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

33.	Litigation (Continued)

This exclusivity is due to a 20 year agreement that expired in 2010, with an option for GT&T to renew this agreement for a further 20 years, which has been exercised by GT&T. This matter has been heard and a decision is awaited from the Courts in Guyana. Any decision will be subject to a right of appeal.

GT&T has filed a number of legal actions in Guyana in which they have sought certain declarations and damages against Digicel Guyana for, inter alia, alleged infringements of their rights under their licences held in Guyana and for alleged breaches of the interconnection agreement between Digicel Guyana and GT&T; including their asserted claim for exclusivity on the carriage of international traffic to and from Guyana. GT&T asserts that it is the only authorised provider of domestic fixed and international voice and data services to and from Guyana. Digicel disputes this position. These matters are on-going.

b)	Panama – Shareholder Dispute: Digicel is presently engaged in confidential arbitration proceedings with its minority partner in Panama (“TTF, Inc.” a 30% shareholder) pursuant to the terms of the Shareholders Agreement (“SHA”). These proceedings are being heard in New York under the auspices of the International Centre for Dispute Resolution. The dispute centres on a capital call issued by the Board of DHPL in February 2013. TTF refused to meet the capital call claiming that the SHA provided them with a right to veto any capital calls. Digicel denies this and claims that TTF ought to have their shareholding diluted in accordance with the SHA by failing to meet the capital call. DHCAL issued Arbitration proceedings in May 2013 seeking to enforce the capital call provisions of the SHA. The relief sought by Digicel sought to compel TTF to meet their capital call obligations pursuant to the SHA or to face dilution. TTF issued counterclaims against DHCAL relating to (a) alleged mismanagement of Digicel Panama by Digicel and (b) an alleged failure by Digicel to provide unrestricted access to the books and records of the relevant Digicel Panama companies. These counterclaims are vehemently denied by DHCAL.

The Arbitration hearing concluded in June 2015 and Digicel expects that a decision should be provided during Q2 or Q3 of FY 2016.

c)	ANIP Panama – Tax Audit Case: Digicel Panama SA, in which the Group has an indirect holding through its 43.59% investment in Digicel Holdings (Central America) Limited, received notification in July 2013 from The National Tax Authority in Panama (ANIP) that it would conduct a tax audit for the fiscal years 2010, 2011, 2012 and 2013. Digicel Panama SA has fully cooperated with the audit process. In March 2014, ANIP served a resolution on Digicel Panama SA in which it was claimed that Digicel Panama SA had not been compliant with tax regulations in relation to the presentations of tax returns and in the calculation of taxes owing. Digicel Panama SA denied that it had acted in breach of tax regulations and had issued a series of challenges before (a) ANIP (b) the Administrative Tax Tribunal of Panama and (c) the Courts of Panama. In April 2014, ANIP was found to have been established in an unconstitutional manner by the Panamanian Supreme Court and has effectively been disbanded. Digicel subsequently withdrew its actions before the Supreme Court and Tax Tribunal to return jurisdiction to the new tax authority (“DGI”) and to allow proactive engagement with the new authority in an effort to readdress all outstanding issues. Digicel is hopeful that all matters will be satisfactorily resolved by the end of calendar year 2015.

d)

Papua New Guinea – International Refile: The National Information & Communications Technology Authority in in Papua New Guinea (“NICTA”) has recommended the imposition of regulated pricing for the termination of international incoming calls. Such regulation, if imposed,

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

33.	Litigation (Continued)

would create a significant adverse impact on revenue for Digicel’s operations in Papua New Guinea. Digicel appealed the recommendation to the ICT Appeals Panel. However, this appeal was rejected in May 2015. The NICTA’s recommendation is now, pursuant to the applicable legislation, deemed to constitute a ministerial decision.

Digicel sought leave to judicially review this ministerial decision. However, this leave was refused on 21 April 2015. Digicel has appealed this refusal to grant leave to judicially review the ministerial decision to the Supreme Court of Papua New Guinea. Digicel hopes the appeal will be heard during the second quarter of fiscal year 2016. Digicel has separately sought judicial review of the decision of the ICT Appeals Panel delivered in May 2015.

34.	Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

The Group’s principal financial liabilities comprise fixed interest high yield bonds, bank loans, trade payables and finance leases. The main purpose of these financial liabilities is to provide financing for Group operations. The Group has financial assets which mainly comprise an investment in Digicel Holdings (Central America) Limited, cash and cash equivalents and trade receivables, which arise directly from operations.

The Group’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date information systems. The Group regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice.

The Board of Directors is ultimately responsible for the establishment and oversight of the Group’s risk management framework. The Board has established committees/departments for managing and monitoring risks, as follows:

(i)	Central Treasury Department

The Central Treasury Department is responsible for managing the Group’s assets and liabilities and the overall financial structure. It is also primarily responsible for the funding and liquidity risks of the Group. Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units.

(ii)	Audit Committee

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

34.	Financial Risk Management (Continued)

(a)	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet the payment obligations associated with its financial liabilities when they fall due. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities.

The Group has incurred significant indebtedness and evaluates its ability to meet these obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage liquidity risk including maintaining sufficient cash reserves to fund liquidity needs.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of preference shares, high yield bonds and bank loans.

The Group’s liquidity management process includes:

(iii)	Maintaining a liquidity reserve in the form of cash and credit lines to ensure the solvency and financial flexibility of the Group at all times. For this purpose, the Group has net cash balances of $500 million at 31 March 2015, and actively manages its debt amortisation profile through periodic restructurings.

(iv)	Managing the concentration and profile of the Group’s debt maturities.

The tables below summarise the maturity profile of the Group’s financial liabilities at 31 March based on contractual undiscounted payments.

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2015:
Interest bearing borrowings	599	16,336	66,731	1,158,438	5,254,833	6,496,937
Interest on borrowings	35,625	51,826	353,920	1,692,049	569,226	2,702,646
Trade and other payables	170,508	114,409	112,441	—	—	397,358
Provisions	—	—	10,962	—	96,091	107,053
Shareholders’ loans	—	—	—	—	1,740	1,740

Total financial liabilities (contractual maturity dates)	206,732	182,571	544,054	2,850,487	5,921,890	9,705,734

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2014:
Interest bearing borrowings	775,036	11,080	350,560	1,388,726	3,557,162	6,082,564
Interest on borrowings	79,688	9,649	279,416	1,602,981	460,000	2,431,734
Trade and other payables	145,013	76,137	98,342	—	—	319,492
Provisions	—	—	8,654	—	73,462	82,116
Shareholders’ loans	—	—	—	—	2,238	2,238

Total financial liabilities (contractual maturity dates)	999,737	96,866	736,972	2,991,707	4,092,862	8,918,144

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

34.	Financial Risk Management (Continued)

(b)	Market risk

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks mainly arise from changes in foreign currency exchange rates and interest rates. Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(i)	Currency risk

Currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group operates in a number of different countries, some of which have currencies which float freely against the US dollar, the presentation currency of the Group. Individual Group entities predominantly execute their operations in their respective functional currencies. Some Group entities, however, are exposed to foreign currency risks in connection with scheduled payments in currencies that are not their functional currencies. These payments relate mainly to international carriers and other overseas suppliers as well as distributors for procurement and fulfilment of handsets. Foreign currency risks in the financing area are caused by loans that are extended to Group entities in foreign currency. The main currencies to which the Group is exposed are the Jamaican dollar, Haitian gourde, Papua New Guinean kina, Fijian dollar and euro. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group manages its foreign exchange risk by ensuring that the net exposure in foreign assets and liabilities is kept to an acceptable level by monitoring currency positions.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies. In some cases, the Group may borrow in US dollars because it is advantageous to do so or because US dollar denominated borrowing is the only funding source available. In these circumstances, the Group has decided to accept the ensuing risk associated with financing its operations, principally because of the relatively high cost or unavailability of forward cover in the currencies in which the Group operates.

Foreign	currency sensitivity

The following table details the Group’s sensitivity to a percentage change in the currencies to which the Group has significant exposure against the US dollar. The percentages below are the sensitivity rates that represent management’s assessment of a reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a percentage change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower. The sensitivities do not consider

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

34.	Financial Risk Management (Continued)

(b)	Market risk (continued)

(i)	Currency risk (continued)

foreign currency translation risk, i.e. the impact of foreign currency movements on translating the results of operations and financial position of the Group’s operations in various countries. The table presents the effect of a percentage weakening/depreciation of the relevant currencies relative to the US dollar. A positive number below indicates an increase in profit before taxation while a negative number indicates a decrease in profit before taxation.

	2015	2015	2014	2014
	Change %	$’000	Change %	$’000
Jamaican Dollar	10	9,748	10	5,627
Haitian Gourde	2	532	2	295
Papua New Guinea Kina	10	(2,804)	10	(273)
Euro	3	747	3	9

There would be no impact on other components of equity as the various Group entities with the above functional currencies have no non-monetary assets classified as available-for-sale in foreign currencies.

The sensitivity of profit to movement in the exchange rate relative to the US dollar is influenced by the relative foreign currency denominated asset/liability position in each market from year to year.

(ii)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group’s interest rate risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest bearing financial assets and interest bearing financial liabilities. At 31 March 2015, 87% (2014 : 87%) of the interest bearing financial liabilities denominated in United States dollars, 0% (2014: 0%) of those denominated in Euros, 100% (2014: 100%) of those denominated in Jamaican dollars, 0% (2014: 0%) of those denominated in Trinidad and Tobago dollars, 0% (2014: 0%) of those denominated in Samoan tala, 0% (2014: 0%) of those denominated in Fijian dollars and 0% (2014: 0%) of those denominated in Papua New Guinean kina had a fixed rate of interest.

Interest rate sensitivity

At 31 March 2015, if interest rates on US dollar denominated borrowings had been 100 basis points higher/lower with all other variables held constant, profit before taxation for the year would have been $8,316,000 (2014: $8,125,000) lower/higher, as a result of higher/lower interest expense on floating rate borrowings; other components of equity would be unchanged as there are no fixed rate financial assets classified as available-for-sale. At 31 March 2015, if interest rates on

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

34.	Financial Risk Management (Continued)

(b)	Market risk (continued)

(ii)	Interest rate risk (continued)

non-US dollar denominated borrowings had been 100 basis points higher/lower with all other variables held constant, profit before taxation for the year would have been $1,510,000 (2014: $1,300,000) lower/higher, as a result of higher/lower interest expense on floating rate borrowings; other components of equity would be unchanged as there are no fixed rate financial assets classified as available-for-sale.

(c)	Credit risk

The Group takes on exposure to credit risk, which is the risk that its customers, clients or counterparties will cause a financial loss for the Group by failing to discharge their contractual obligations. Credit exposures arise principally from the Group’s receivables from customers and investment activities. The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to a single counterparty or groups of related counterparties and to geographical and industry segments.

Credit review process

The Group regularly reviews the ability of borrowers and other counterparties to meet repayment obligations. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable.

(i)	Cash and cash equivalents

The counterparties relating to the Group’s cash and cash equivalents are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counterparties.

(ii)	Accounts receivable

Accounts receivable are derived from the provision of telecom services to a large number of customers, including business individuals as well as telecommunication companies, and the related concentration of risk is therefore limited. One of the most significant individual accounts receivable in any territory relate to the distribution of pre-paid vouchers. The credit risk is completely mitigated with a larger credit balance, in accounts payable, for fulfillment services performed by the same distributor. Settlement is usually made on a net cash basis.

A majority of the customers of the Group are pre-paid subscribers, and carry no credit risk. Individual post-paid subscribers pay a security deposit on the initial contract, which mitigates credit risk in the event of a customer default.

In respect of interconnect and roaming receivables from other telecommunication providers, credit risk is limited due to the regulatory nature of the telecom industry, in which licences are normally issued only to credit worthy companies.

The Group maintains a provision for the impairment of trade receivables based on the collectibility of all trade accounts receivable.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

34.	Financial Risk Management (Continued)

(c)	Credit risk (continued)

(iii)	Investments

The Group exerts significant influence over the operations of DHCAL, thereby limiting the exposure to credit risk on the loan advanced included in investments in Note 15.

The Group limits its exposure to credit risk by limiting investments to a number of small holdings in businesses which are known to the Group as described in Note 16. The Group does not hold any publicly traded or quoted investments.

(iv)	Guarantees

Except for the guarantee provided to Digicel (Panama) SA’s lenders (Note 15), the Group’s normal policy is not to provide financial guarantees to any party other than wholly-owned subsidiaries.

(v)	Ageing analysis of accounts receivables that are past due but not impaired.

Accounts receivables that are less than three months past due are not considered impaired. In addition, trade receivables greater than three months past due are individually assessed for impairment. As of 31 March 2015, trade receivables of $58,422,000 (2014 – $42,415,000) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2015 $’000	2014 $’000
Less than 3 months	35,480	28,097
3 to 6 months	16,059	8,636
Over 6 months	6,883	5,682

	58,422	42,415

As of 31 March 2015, accounts receivables of $29,262,000 (2014 – $23,529,000) were impaired. The individually impaired receivables mainly relate to individual post-paid customer defaults.

Movements on the provision for impairment of trade receivables are as follows:

	2015 $’000	2014 $’000
At 1 April	23,529	27,565
Provision for receivables impairment	14,342	11,142
Acquired in business combinations	145	587
Receivables written off during the year as uncollectible	(7,189)	(15,610)
Foreign exchange movements	(1,565)	(155)

At 31 March	29,262	23,529

The creation and release of provision for impaired receivables have been included in expenses in the consolidated statement of comprehensive (loss)/income. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

There are no financial assets other than those listed above that were individually impaired. There are no credit exposures relating to off-balance sheet items.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

34.	Financial Risk Management (Continued)

(c)	Credit risk (continued)

(vi)	Trade receivables

The following table summarises the Group’s credit exposure for trade receivables at their carrying amounts, as categorised by the customer sector:

	2015 $’000	2014 $’000
Post paid subscribers	56,378	56,114
Other telecom operators	58,876	67,961
Distribution agents and others	189,808	168,911

	305,062	292,986
Less: Provision for impairment	(29,262)	(23,529)

	275,800	269,457

(d)	Capital management

The primary objective of the Group’s capital management is to maximise its shareholder value while ensuring a strong credit rating. The Group manages its capital structure and makes adjustments to it as needed, in light of changes in economic conditions, market opportunities and the needs of the business. To maintain or adjust the capital structure, the Group may return capital to shareholders, or issue new shares.

The Group is subject to certain covenants restricting ability to incur debt including a covenant regarding a limitation on its total debt, which is determined by its profitability, which is defined as Earnings before interest, taxation, depreciation and amortisation (“EBITDA”). For the purposes of covenant testing, the EBITDA for the two quarters preceding the balance sheet date is annualised (“L2QA”) and measured in relation to Total Debt. “Total Debt” is comprised of interest bearing loans and high yield bonds (gross of deferred financing fees) and excludes amounts due on licences and trade and other payables. The perpetual preferred stock of the Group is considered to be equity for the purposes of capital management. Both EBITDA and Total Debt are non-GAAP measures that are not governed by IFRS and their definition and calculation may vary from one company to another. EBITDA, as defined by the Company, also excludes other non-cash charges and credits to income, such as compensation charges arising under IFRS 2 and foreign exchange gains and losses.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

34.	Financial Risk Management (Continued)

(d)	Capital management (continued)

The Debt to EBITDA ratios at 31 March 2015 and 2014 were as follows:

	2015 $’000	2014 $’000
High yield bonds	5,475,000	5,125,000
Senior secured debt and other interest bearing loans	993,030	920,840

Total Debt	6,468,030	6,045,840
7.125% Senior Notes issued 2 April 2014	—	1,000,000
10.50% Senior Notes redeemed April/May 2014	—	(775,000)

Proforma Debt	6,468,030	6,270,840
L2QA EBITDA	1,194,048	1,270,256
Total Debt to EBITDA ratio	5.4	4.7
Proforma Debt to EBITDA ratio	—	4.9

The Proforma Debt to EBITDA ratio as at 31 March 2014 includes the net impact of the new $1,000,000,000 senior notes issued on 2 April 2014 and excludes the 10.50% senior notes that were redeemed in April/May 2014 (Note 22).

There were no changes to the Group’s approach to capital management during the year.

The Company and its subsidiaries complied with all externally imposed capital requirements to which they were subject to.

35.	Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market price is used to determine fair value where an active market (such as a recognised stock exchange) exists as it is the best evidence of the fair value of a financial instrument. However, market prices are not available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions used concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:

(a)	Cash and deposits, receivables, payables, related party balances approximate fair values due to the short term nature of these instruments;

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2015

(expressed in United States dollars unless otherwise indicated)

35.	Fair Value of Financial Instruments (Continued)

(b)	The fair values of Senior Notes are based on the secondary market prices quoted in the OTC market and are within level 2 of the fair value hierarchy. The carrying value of variable rate loans approximates to fair value, net of unamortised fees, based on discounted cash flows and are within level 2 of the fair value hierarchy. The carrying amounts and fair value of Senior Notes are as follows:

	Carrying Value	Fair Value	Carrying Value	Fair Value
	2015 $’000	2015 $’000	2014 $’000	2014 $’000
Financial Liabilities
Senior Notes 8.25%	2,000,000	2,000,000	2,000,000	2,140,000
Senior Notes 7.125%	1,000,000	920,000	—	—
Senior Notes 6.00%	1,300,000	1,236,625	1,300,000	1,335,750
Senior Notes 6.75%	925,000	894,938	—	—
Senior Notes 10.50%	—	—	775,000	821,113
Senior Notes 8.25%	—	—	800,000	835,040
Senior Notes 7.00%	250,000	255,625	250,000	261,250

	5,475,000	5,307,188	5,125,000	5,393,153

Class A Common Shares

Digicel Group Limited

PROSPECTUS

J.P. Morgan	UBS Investment Bank	Citigroup

Barclays	Credit Suisse

Until                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

The proposed forms of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also, included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

At various times since 2012, we issued options to our directors, officers, employees and consultants and shares upon exercise thereof. Please see note 26 to our audited Consolidated Financial Statements for the issue dates, number of options, exercise prices and terms of the options issued. The sales and issuances of share options and common shares were deemed to be exempt from registration under the Securities Act in reliance on Rule 903 of Regulation S promulgated under, and Section 4(a)(2) of, the Securities Act.

On February 10, 2012, Digicel Limited issued $250,000,000 of its 7.00% Senior Notes due 2020 to Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Deutsche Bank Securities Inc. who resold these notes to certain eligible investors. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 144A and Regulation S of the Securities Act as a transaction by an issuer not involving a public offering.

On September 19, 2012, we issued $1,500,000,000 of our 8.25% Senior Notes due 2020 to Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Deutsche Bank Securities Inc. and J&E Davy who resold these notes to certain eligible investors. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 144A and Regulation S of the Securities Act as a transaction by an issuer not involving a public offering.

On March 22, 2013, Digicel Limited issued $300,000,000 of its 6.00% Senior Notes due 2021 to Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and

Deutsche Bank Securities Inc. who resold these notes to certain eligible investors. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 144A and Regulation S of the Securities Act as a transaction by an issuer not involving a public offering.

On March 5, 2013, Digicel Limited issued $1,000,000,000 of its 6.00% Senior Notes due 2021 to Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Deutsche Bank Securities Inc. and J&E Davy who resold these notes to certain eligible investors. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 144A and Regulation S of the Securities Act as a transaction by an issuer not involving a public offering.

On December 16, 2013, we issued $500,000,000 of our 8.25% Senior Notes due 2020 to Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Deutsche Bank Securities Inc. who resold these notes to certain eligible investors. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 144A and Regulation S of the Securities Act as a transaction by an issuer not involving a public offering.

On April 2, 2014, we issued $1,000,000,000 of our 7.125% Senior Notes due 2022 to Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. who resold these notes to certain eligible investors. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 144A and Regulation S of the Securities Act as a transaction by an issuer not involving a public offering.

On March 3, 2015, Digicel Limited issued $925,000,000 of its 6.750% Senior Notes due 2023 to Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. who resold these notes to certain eligible investors. The issuance of these securities was exempt from registration under the Securities Act in reliance on Rule 144A and Regulation S of the Securities Act as a transaction by an issuer not involving a public offering.

Item 8. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Memorandum of Association*

3.2	Bye-laws, as currently in effect*

3.3	Form of Bye-laws, to be effective upon the completion of the offering*

4.1	Form of Class A Common Shares Certificate*

4.2	Registration Rights Agreement among the Company and the shareholders party thereto dated , 2015*

5.1	Opinion of Conyers Dill & Pearman Limited*

8.1	Tax Opinion of Davis Polk & Wardwell LLP*

8.2	Tax Opinion of Conyers Dill & Pearman Limited*

10.1	Advisory Services and Monitoring Agreement among the Company, Island Capital Services Limited and Island Capital Limited dated January 22, 2007*

10.2	Services Agreement between Digicel Group Limited and Digicel (Central America Holdings) Limited dated as of June 5, 2008

Exhibit Number	Description

10.3	Trademark Coexistence Agreement among Digicel Caribbean Limited and Digicel Holdings B.V. dated as of February 16, 2007

10.4	Trademark Cross License Agreement between Digicel Caribbean Limited and Digicel Holdings B.V. dated as of February 16, 2007

10.5	Indenture, among the Company and Deutsche Bank Trust Company Americas, as trustee relating to the Company’s 8.25% Senior Notes due 2020, dated as of September 19, 2012

10.6	Indenture, among the Company and Deutsche Bank Trust Company Americas, as trustee relating to the Company’s 7.125% Senior Notes due 2022, dated as of April 2, 2014

10.7	Indenture, among Digicel Limited, the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee relating to the Company’s 7.000% Senior Notes due 2020, dated as of February 10, 2012

10.8	Indenture, among Digicel Limited, the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee relating to the Company’s 6.00% Senior Notes due 2021, dated as of March 5, 2013

10.9	Indenture, among Digicel Limited, the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee relating to the Company’s 6.750% Senior Notes due 2023, dated as of March 3, 2015

10.10	Amended and Restated Common Agreement, dated as of March 23, 2007, among Digicel International Finance Limited, as the Borrower, Citibank, N.A., as Tranche A Administrative Agent, Tranche B Administrative Agent, Revolving Administrative Agent and Collateral Agent, Pan Caribbean Merchant Bank Limited, as Jamaica Trustee, RBTT Trust Limited, as U.S.$ Trustee and DECL Co-Collateral Agent, Scotia Jamaica Investment Management Limited, as Mossel Co-Collateral Agent, Butterfield Bank (Cayman) Limited, as Cayman Co-Collateral Agent, and Banco Cuscatlan, S.A., as El-Salvador Co-Collateral Agent

10.11	Tranche D Credit Agreement dated as of February 19, 2010 among Digicel International Finance Limited, as the Borrower, the lenders party thereto and Citibank, N.A., as administrative agent

10.12	Tranche E (Euro) Credit Agreement dated as of February 19, 2010 among Digicel International Finance Limited, as the Borrower, the lenders party thereto and Citibank, N.A., as administrative agent

10.13	Tranche D-1 Credit Agreement dated as of November 22, 2011 among Digicel International Finance Limited, as the Borrower, the lenders party thereto and Citibank, N.A., as administrative agent

10.14	Tranche E-1 (Euro) Credit Agreement dated as of November 22, 2011 among Digicel International Finance Limited, as the Borrower, the lenders party thereto and Citibank, N.A., as administrative agent

10.15	Amended and Restated Tranche F (T&T) Credit Agreement dated as of November 22, 2011 among Digicel International Finance Limited, as the Borrower, the lenders party thereto and Scotiatrust and Merchant Bank Trinidad and Tobago Limited, as administrative agent

10.16	Amended and Restated Tranche G (J$) Credit Agreement dated as of November 22, 2011 among Digicel International Finance Limited, as the Borrower, the lenders party thereto and The Bank of Nova Scotia Jamaica Limited, as administrative agent

10.17	Amended and Restated Jamaica Trust Deed dated as of November 22, 2011 between Digicel International Finance Limited and Pan Caribbean Financial Services Limited, as trustee

10.18	Tranche D-2 Credit Agreement dated as of July 11, 2014 among Digicel International Finance Limited, as the Borrower, the lenders party thereto and Citibank, N.A., as administrative agent

10.19	Tranche F-1 (T&T) Credit Agreement dated as of July 11, 2014 among Digicel International Finance Limited, as the Borrower, the lenders party thereto and Citibank (Trinidad and Tobago) Limited, as administrative agent

Exhibit Number	Description

10.20	Tranche H (Panama) Credit Agreement dated as of July 11, 2014 among Digicel International Finance Limited, as the Borrower, the lenders party thereto and Citibank, N.A., as administrative agent

10.21	Tranche I Credit Agreement dated as of May 29, 2015 among Digicel International Finance Limited, as the Borrower, the lenders party thereto and Citibank, N.A., as administrative agent

10.22	Digicel Group Limited 2013 Senior Executive and Directors Share Option Plan*

10.23	Form of Grant Notice and Form of Management Agreement under the 2013 Senior Executive and Directors Share Option Plan

10.24	Digicel Group Limited 2013 Executive Share Option Plan*

10.25	Form of Grant Notice and Form of Management Agreement under the 2013 Executive Share Option Plan

10.26	Digicel Group Limited 2011 Senior Executive and Directors Share Option Plan

10.27	Form of Grant Notice and Form of Management Agreement under the 2011 Senior Executive and Directors Share Option Plan

10.28	Digicel Group Limited 2011 Executive Share Option Plan

10.29	Form of Grant Notice and Form of Management Agreement under the 2011 Executive Share Option Plan

10.30	Digicel Group Limited Phantom Share Plan and Notice of Grant

10.31	Digicel Performance Review System

21.1	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.1)*

23.3	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1 and 8.2)*

24.1	Power of Attorney†

*	To be filed by amendment.
†	Previously filed.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 6 of this

Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton, Bermuda, on the 31st day of July, 2015.

DIGICEL GROUP LIMITED

By:	/s/ Colm Delves
Name: Colm Delves
Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Denis O’Brien	Chairman of the Board	July 31, 2015

/s/ Colm Delves Colm Delves	Chief Executive Officer and Director (Principal Executive Officer)	July 31, 2015

/s/ Lawrence Hickey Lawrence Hickey	Chief Financial Officer (Principal Financial and Accounting Officer)	July 31, 2015

* Leslie Buckley	Director	July 31, 2015

* Lucy Gaffney	Director	July 31, 2015

* Sir Julian Horn-Smith	Director	July 31, 2015

* Seamus Lynch	Director	July 31, 2015

* Patrick J. Mara	Director	July 31, 2015

* Gregory Sparks	Director	July 31, 2015

* Sean Corkery	Director	July 31, 2015

	Signature	Title	Date

* By:	/s/ Lawrence Hickey	Attorney-in-Fact	July 31, 2015
Lawrence Hickey

/s/ Colleen A. De Vries		Authorized Representative in the United States	July 31, 2015
Colleen A. De Vries SVP of National Corporate Research, Ltd.